Form 10-K, Exhibit 13
period 1993-12-31
FERRO CORP
filed 1994-03-30
CIK 35214

                        Exhibit 13


                                 Ferro's core competency is the custom formulation and production of specialty materials for industry.  This competency relies on expertise in eight fundamental technologies -- synthesis, formulation, processes, color,
STRATEGIES FOR      particle size technology, deposition, environmental science and material
RESEARCH AND        characterization.
DEVELOPMENT                      Ferro is implementing new strategies for research and development to maximize the Company's technological strengths.  Scientists have been reorganized along the lines of Ferro's technologies so that they think of themselves as, for example, organic or inorganic chemists, rather than plastic stabilizer or ceramic frit experts.  This identity change facilitates the exploration and achievement of synergies across Ferro's businesses to improve processing techniques and product development through leveraging its technical resources.
                                 To foster collaboration, Ferro assembles multifunctional technical teams to enhance usage of specific technologies, such as the electrostatic method of spray deposition which is extremely critical in both organic and inorganic powder coatings.  Other current areas of focus are particle size technology, which is used in powder coatings, chemicals and colors; formulation of heavy-metal-free products, which are used in dinnerware, glass enamel products and plastic color concentrates; extrusion technology, which involves both thermoplastics and organic powder coatings; and melting processes and formulations, which are used for a wide range of Ferro's products from glass to plastics.
                                 Ferro has elevated R&D to a full partner in planning efforts, along with manufacturing, sales and finance.  This ensures that R&D has technical objectives that are fully aligned with the Company's business objectives.
                                 Finally, Ferro is focusing on distinct challenges identified by specific businesses -- a targeted approach to maximize efficiencies and technical know-how.  Development efforts center on accelerating the flow of new products for higher value-added applications and on more environmentally acceptable products.
                                 Ferro's R&D organization is dedicated to the highest quality standards.  Late in 1993, the Technical Center in Independence, Ohio, became one of the few research facilities in the world to achieve International
                    Standards Organization's ISO 9000 series certification.  This quality assurance standard underscores the integrity of Ferro's research effort.

                FERRO'S CORE COMPETENCY AND RELATED TECHNOLOGIES

                         FERRO'S CORE COMPETENCY
is the custom formulation and production of specialty materials for industry.
   This competency relies on expertise in eight fundamental technologies:

                                 FORMULATION
                       uses sophisticated techniques,
                       including statistical design and
                         expert systems, to identify and
                         formulate products that meet
                           customers' requirements.
             COLOR
   is integral to many of
Ferro's businesses and                                          SYNTHESIS
demands a complete                                applies Ferro's specialized
   understanding of materials                      expertise in organic and
   science, as well as precise                 inorganic chemistry, as well as
    measurement and control.                    in polymetric materials and
                                                   analytic chemistry.

   MATERIAL                                                        PROCESSES
 CHARACTERIZATION                               require expertise in a variety
is determined by the application                  of scientific disciplines,
requirements and physical                        including rheology, polymer
properties of the materials                     chemistry, glass technology
      used.                                           and surface chemistry,
                                                       which support core
                                                          businesses.

        ENVIRONMENTAL                                   DEPOSITION
           SCIENCE                            involves the full range of
    dictates product and process             Ferro coatings technology and
     design to ensure responsible              includes specialized tech-
    stewardship of the environment            niques such as electrostatic
      and compliance with                     processes, screen printing,
          government                          tape casting and extrusion
          regulations.                                  methods.

                                   PARTICLE SIZE
                                    TECHNOLOGY
                            applies to almost every Ferro
                              product or raw material.
                            Issues include size reduction
                           and distribution, handling and
                              applications requiring
                                surface treatment.

       F E R R O   A T   A   G L A N C E              Typical Applications

       SPECIALTY COATINGS, COLORS AND CERAMICS
                COATINGS
                        Glaze Frit                      Floor and wall tile, sanitaryware, tableware,
                                                        artware and roof tiles.

                        Porcelain Enamel Frit           Appliances, sanitaryware and architectural
                                                        coatings.

                        Organic Powder Coatings         Appliances, automotive parts, lighting
                                                        fixtures, leisure furniture, toys, architectural
                                                        elements and recreational vehicles.
                COLORS

                        Complex Inorganic Color         Ceramic and plastic applications which
                          Pigments                      require heat, light or weather stability, including
                                                        PORCELAIN ENAMEL COLORS for appliances, archi-
                                                        tectural panels and sanitaryware; GLAZE and
                                                        BODY STAINS for floor and wall tile, sanitaryware,
                                                        tableware, roof tiles and artware; PIGMENTS
                                                        for paints, military camouflage materials,
                                                        automotive finishes and vinyl house siding.

                        Decorating Colors               Enamels for appliance control panels, archi-
                                                        tectural spandrels, automotive windows, glass
                                                        beverage containers and cosmetic containers.
                                                        Decoration on dinnerware and other ceramic
                                                        applications.

                        Forehearth Colors               Glass beverage and decorative containers.

                CERAMICS

                        Ceramic Powders                 Precision polishing of optical lenses, television
                                                        picture tubes and gemstones.

                        Kiln Furniture                  Production of ceramics.

                        Porous Ceramics                 Water treatment facilities.

                        Wear-Resistant Shapes and       Material handling and processing.
                          Grinding Media

                ELECTRONIC MATERIALS

                        Electronic Ceramics             Dielectric capacitors and varistors.

                        Thick Film Pastes and           Electronic circuitry and component/
                          Electronic Glasses            packaging applications such as controls,
                                                        games, automotive systems and appliances.

                        Ceramic Coated Substrates       Circuit board applications subject to heat,
                                                        vibration and hostile atmospheric conditions.


                                                5A

                                                            Typical Applications

SPECIALTY PLASTICS
 PLASTIC COLORANTS
  Concentrates and Liquid       Colors for plastics used in
   Color                        appliances, furniture,
                                power tool housings, tableware, cups,
                                automotive functional parts and decorative
                                trim.


 FILLED AND REINFORCED PLASTICS
  Polypropylene Compounds       Appliances, furniture, power tool housings,
                                aseptic food packaging, microwaveable food containers
                                and automotive functional parts.

  Engineering Thermoplastics    Applications requiring high strength,
                                high performance plastics, such as automotive
                                and leisure products.

  Special Polyolefin Alloys     Medical disposables and packaging,
                                including tubing, catheters and solution
                                containers.

 LIQUID COATINGS AND DISPERSIONS

  Gelcoats                      Sanitaryware, boats, recreational
                                vehicles and truck components.

  Color Dispersions             Thermoset plastics.

SPECIALTY CHEMICALS
 POLYMER ADDITIVES
  Heat Stabilizers              Vinyl floor tile, wall coverings,
                                dashboards and siding.

  Light Stabilizers             Indoor/outdoor carpeting, upholstery
                                and agricultural film.

  Antimicrobials                Pool covers, shower curtains and other
                                flexible vinyl products.

  Antioxidants                  Plastic and rubber products.

  Epoxy Plasticizers            Refrigerator gaskets, food wrap,
                                infantwear, film and medical tubing.

  Flame Retardants              Electrical and electronic applications,
                                including appliances, business machines,
                                computers and home entertainment systems.


 FUEL ADDITIVES & FRICTION      Automotive engine oils and fuels.
  MODIFIERS
  Solvents, Catalysts and       Processing for petrochemical, pharmaceutical
   Intermediate Chemicals       and paper industries.


 METALWORKING LUBRICANTS        Industrial lubricants.

                                5B

TARGETING GROWTH IN PROFITABLE MARKETS

             Over the past several years, Ferro Corporation has sharpened its focus to concentrate on the best opportunities for profitable growth in its core businesses -- coatings, colors, ceramics, plastics and chemicals. The Company plans to grow by gaining market share in its traditional markets, participating in growing geographic and end-use markets and targeting new product development. Ferro will continue to pursue acquisitions that complement existing businesses to supplement internal growth.

ACHIEVING AND MAINTAINING LEADING MARKET POSITIONS       Ferro strives to be
number one in all markets served. A major strategy in achieving this goal is to make existing operations and functions as efficient and effective as possible. Ferro has rationalized its operations worldwide to reflect the development of regional trading blocs and global trading patterns; centralized purchasing of major raw materials to gain buying power; devoted R&D attention to improving processes; and recently embarked on a business process redesign program to enhance productivity and efficiency while providing for profitable growth.

             These programs, as well as quality improvement initiatives, serve to maintain or increase production capacity. For example, the consolidation of Ferro's worldwide plastics operations, from 31 facilities in 1990 to 19 by year-end 1993, was achieved with no loss of production capacity. Such efforts have positioned Ferro as the low-cost producer in many of its businesses, able to respond quickly to customer demand and pursue targeted growth opportunities.
             Customer-driven marketing has positioned Ferro as a leader in specialty and custom chemical manufacturing including halogenation and high purity catalysts.

CAPITALIZING ON OPPORTUNITIES TO GAIN MARKET SHARE       One way Ferro is
mobilizing capabilities to gain market share in its businesses is through incorporating new ideas and technologies into traditional products. Several years ago, Ferro engineers developed ceramic glaze frits that can be used with single fast-firing production technology. Because of this innovation, it takes about 40 minutes to produce glazed ceramic tile, compared with up to 48 hours two decades ago.
        Ferro's domestic specialty ceramics businesses continue to grow following recent investments to improve the manufacturing efficiency of grinding media products and to produce lighter-weight kiln furniture, which is used primarily to support dinnerware and sanitaryware during the firing process.

             Ferro has accepted the challenge of today's ever-increasing demand for specialized intermediate chemicals by manufacturing and marketing products such as glycol diethers. These glymes are used in a variety of chemical processes in a wide range of products -- industrial, pharmaceutical, electronic and environmental.
             In the plastics area, Ferro has reformulated products to produce a premier glass-reinforced polypropylene compound to replace many engineered thermoplastic materials, providing improved physical properties and lower costs to customers.
             Ferro's ability to adapt to changing market needs is well illustrated in its frit business. Increasingly, ceramic tile is produced as a decorative fashion item with distinctive designs. Instead of selling frit only as a raw material to customers, Ferro now also supplies complete ready-to-use products, including specifications, materials and technical support to implement unique designs which may be supplied by Ferro. To serve customers even further, Ferro has developed a computer software system for rapid interchange of design technology among Company facilities throughout the world. The Company's level of service and technological expertise is unmatched in the industry.
             Among manufacturers in the tableware and fine china markets, Ferro has gained market share by formulating leadless glazes and heavy-metal-free color pigments to allay environmental concerns. Ferro's lead-free enamels for glass decorating are also gaining market share as manufacturers increasingly practice environmental stewardship.
             An innovative development combining Ferro's frit and color for glass decorating created new sources of value in the color pigment business. The largest use of glass decorating materials currently is for beverage containers, but automotive applications are expanding rapidly. In addition, the Company jointly markets a broad spectrum of Ferro products -- such as powder coatings, porcelain enamel and thermoplastic compounds -- to the appliance and automotive industries.
             Ferro is also responding effectively to market needs for improved quality in one of the largest market segments for its complex inorganic color pigments -- plastic construction materials such as vinyl siding and window profiles. Whereas Ferro previously sold inorganic color pigments directly to vinyl siding manufacturers, today it markets inorganic color pigments to color concentrate manufacturers whose products permit improved dispersion. The result for Ferro has been increased product value and market share. In the plastics industry, Ferro's color concentrates continue to displace precolored resins by offering plastic molders greater flexibility.

ENSURING CUSTOMER SATISFACTION       Each year Ferro receives recognition from
customers for quality products and superior technical service. Furthermore, most Ferro operations have already achieved International Standards Organization's ISO 9000 certification. The ISO 9000 series is an internationally recognized quality management system which addresses all areas of quality assurance, including management, operations and technical functions. These awards and certifications reflect the dedication of Ferro employees to the highest standards of customer service and quality. Employees are backed by training programs that have proven effective in helping them enhance performance.

            In addition, the Company's involvement in the Chemical Manufacturers Association Responsible Care (Registered trademark) program reflects continued commitment to health, safety and environmental matters as they affect employees, customers and the communities in which it operates.

PARTICIPATING IN GROWING MARKETS       Following the restructuring of the past
several years, all Ferro businesses are positioned to pursue opportunities in both traditional and new markets where powerful trends are propelling growth. Worldwide plastics usage continues to outpace economic growth as these materials continue to replace wood and metal in many applications. Similarly, the replacement of solvent-based paints in industrial applications is expected to produce long-term annual growth in powder coatings usage worldwide.
             Another trend is the continuing quest by manufacturers and consumers alike for higher product quality and performance. Today, traditional commodity-type materials are no longer suitable for producing superior products. Specialty materials, such as those produced by Ferro, are gaining market share around the world.
             The ceramic tile industry continues to expand consumption of body stain, which is used to color the tile's entire body, in contrast to coloring just the surface finish as with glaze stains. Body stains can be combined with other colorant materials to create special effects such as a marble or natural stone look. This coloring trend has led to a substantial increase in Ferro pigment sales in Europe in recent years.
             Most of Ferro's businesses have the potential for geographic expansion, and this is a key strategy for growth. The market for ceramic floor and wall tile, the principal application for ceramic glazes, has grown enormously worldwide. In recent years, Ferro has formed joint ventures in Turkey,

Indonesia and Thailand to participate in the rapid economic development and rising living standards occurring in the Middle East and Asia-Pacific. New manufacturers using ceramic production equipment in developing markets look to Ferro for materials and technical support, as well as information on design trends.
             Ferro anticipates a great opportunity to increase sales of color pigments and chemical additives to the paint and plastics industries in Europe and to gain market share in Asia-Pacific by offering a complete package of product, design and technical service.

STRENGTHENING CORE BUSINESSES THROUGH ACQUISITIONS       Ferro expects
acquisitions to be a major source of growth for the rest of this decade. In 1993, Ferro completed a number of very important acquisitions, including one that made the Company a leading powder coatings producer. Consolidation of Ferro's existing powder operations with the ICI powder coatings business in Europe and North America will be completed by the end of 1994. With greater production efficiencies and leading marketing and technical positions, Ferro is well positioned to gain further market share in this rapidly growing industry.

             Ferro's acquisition of the frit and color business of Bayer S.p.A. in Italy strengthened the Company's position in this key market. Italy currently produces about a quarter of the world's output of ceramic tile and also sets fashion trends for the ceramic tile industry worldwide.
             With the acquisition of MSI, Ferro's Electronic Materials Division became one of the few suppliers capable of offering the full range of materials required to produce multilayer ceramic capacitors. Total worldwide market sales for capacitors, which have become the dominant passive component in most electronic circuitry during the past 20 years, are expected to exceed $4 billion in 1994. With products such as these, Ferro's electronic materials business could become a core business within the next several years.

FUTURE LOOKS BRIGHT FOR FERRO       The strategies Ferro has adopted --
becoming the lowest-cost, highest-quality supplier of innovative materials, offering exceptional service and value, penetrating new high-growth markets and supplementing internal growth with acquisitions -- are designed to produce long-term annual growth of 12 percent in earnings per share. The Company is well positioned in both traditional and developing markets to pursue and achieve this ambitious financial objective.

 MANAGEMENT'S DISCUSSION & ANALYSIS

Ferro Corporation and Subsidiaries


Ferro Corporation is a major international producer of industrial specialty materials. The Company's business consists of Coatings, Colors and Ceramics; Plastics; and Chemicals. Geographically, the Company operates in the United States and Canada; Europe; Latin America; and Asia-Pacific. See Note 11 to the Consolidated Financial Statements for segment operating data.


1993
RESULTS OF
OPERATIONS

The Company performed well compared with 1992 despite very poor economic conditions in Europe. Excluding a $1.8 million after-tax charge related to the acquisition of ICI's European and North American powder coatings business and a net after-tax charge of $20.6 million for required accounting changes, 1993 net earnings were comparable with those of the record established in 1992.

        Net earnings before the above charges were $59.3 million or $1.89 per common share (primary), compared with net earnings of $58.8 million or $1.90 per common share in 1992. Net earnings after the above charges were $36.9 million or $1.13 per common share.

        Consolidated revenues were $1.066 billion, 3% less than those of 1992. The impact of the stronger U.S. dollar decreased sales by 5% when foreign currency sales were translated into U.S. dollars. The combination of acquisitions and volume differences combined to increase sales by 4%, while businesses sold or discontinued reduced sales by 4%. Lastly, a favorable price/mix effect increased sales by 2%.

        Gross margin improved slightly from 26.2% of sales to 26.4%, though in dollar terms gross profit declined nominally, in accordance with the decline in total sales.

        Total operating income of $94.5 million, which includes a $3.0 million charge associated with the ICI acquisition, was 9% less than the $103.6 million in 1992. Improvements were noted in all geographic regions except Europe and in all businesses except Coatings, Colors and Ceramics. The decline in Coatings, Colors and Ceramics was related to the sizable European exposure of this business.

        Interest earned decreased because of the reduction in cash and market-able securities utilized to finance acquisitions.

        Equity in net earnings of affiliated companies declined because of divestitures of non-core businesses, unfavorable business conditions in the markets served by the Turkish affiliate and slower than anticipated penetration of developing markets in Thailand.

        Foreign currency transaction gains during 1993 were $2.7 million, 31% less than the $4.0 million gain recorded for 1992, largely attributable to lower translation gains in Brazil. For further information, see Note 12 to the Consolidated Financial Statements.

        The effective tax rate declined from 39.8% to 35.6%, reflecting effective worldwide tax planning, utilization of tax loss carryforwards and the impact of various tax law changes.

        The Company adopted changes in accounting required by the Financial Accounting Standards Board associated with accounting for postretirement benefits other than pensions and accounting for income taxes. The after- tax effect of these accounting changes was a net charge of $20.6 million. See Notes to Consolidated Financial Statements for additional information.

COATINGS, COLORS AND CERAMICS

Sales of $616.9 million were down 2% from 1992 as the positive effect of 1993 acquisitions was exceeded by the negative effects of the European recession, the stronger U.S. dollar and the decline in sales associated with businesses sold or discontinued. While sales declined in both Europe and Latin America, they increased in the United States and Canada as a result of acquisitions and growth in many markets served. Sales also increased in Asia-Pacific due to the start-up of the joint venture located in Indonesia.

        Operating profit declined 15%, due largely to the European economic situation and the inclusion of a $3.0 million charge associated with an acquisition in powder coatings. Beyond Europe, operating profit improved in the United States and Canada, as well as Latin America, but declined nominally in Asia-Pacific.

PLASTICS

Plastics sales of $246.9 million declined 3% from 1992, primarily because of the strength of the U.S. dollar and the economic conditions in Europe. Sales increased in the United States and Canada, as well as in Asia-Pacific, but declined in Latin America because the Company curtailed plastics operations in the area over the past two years.

        Operating profit increased by 16% as improvements in all other regions more than compensated for the decline in Europe. Improved volumes in some domestic markets, stable raw material prices and productivity improvements contributed to the increase in margin.

CHEMICALS

Sales of $201.9 million were 5% less than those of 1992, due largely to the stronger U.S. dollar, the economic situation in Europe and decreased demand for products in the United States. Sales increased in Asia-Pacific and declined marginally in Latin America.

        Significant contributors to the profitability of the chemicals business in 1993 were payments received from certain customers in settlement of con-tractual obligations. Operating profit improved $2.6 million.


1992
RESULTS OF
OPERATIONS

The Company enjoyed a record year in 1992, as net income rose to $58.8 million or $1.90 per common share from $4.8 million or $0.06 per common share. Earnings in 1991 included a $31.7 million after-tax restructuring charge associated with the Company's Profitability Improvement Plan, which is further discussed on page 17.

        Consolidated sales increased 4% to $1.098 billion. Improved volume and acquisitions combined to increase sales by 7%. A weaker U.S. dollar increased sales by 1% when foreign currency sales were translated to U.S. dollars, while an unfavorable price/mix effect decreased sales nominally. Divestitures reduced sales by 4%.

        Gross profit improved from 24.5% of sales to 26.2% of sales in response to the Company's Profitability Improvement Plan to reduce costs worldwide.

        Total operating income increased dramatically from $28.2 million to $103.6 million, $45.3 million of which was due to the restructuring charge incurred in 1991 and the rest of which was associated with gross profit improvement and the decline in selling, general and administrative expenses. All businesses and geographic areas showed operating profit increases.

        Interest earned increased primarily due to the interest on the incremental marketable securities.

        Foreign currency transaction gains improved because of gains in Brazil due to higher local inflation and gains on hedging of income streams of certain European currencies.

        The effective tax rate declined from 76.3% in 1991 to 39.8% as a result of effective worldwide tax planning and the fact that the 1991 rate was influenced by the impact of the Company's restructuring charge. Excluding the restructuring charge, the effective rate for 1991 would have been 43.4%.

COATINGS, COLORS AND CERAMICS

Sales of $629.5 million were 6% greater than 1991. Favorable increases in volume, price and exchange effect exceeded the decline associated with divestitures. Sales increased in all geographic areas, largely on improved volumes.

        Operating profit improved 84% to $84.6 million, of which $20.1 million was due to the 1991 restructuring charge.

PLASTICS

Sales declined 6% to $255.2 million, primarily because of the divestiture of the Composites business in mid-1991, the discontinuance of plastics operations in Latin America and a decline in European business.

        Operating profit increased dramatically from a loss of $16.4 million to a profit of $8.9 million, $17.1 million of which was associated with the 1991 restructuring charge. Stable to moderately reduced raw material prices con-tributed to the 1992 profit.

CHEMICALS

Chemicals sales increased 10%, primarily due to increased demand worldwide for custom chemicals used in fuel additives and other proprietary products. Sales increased in Europe, the United States and Canada, declined in Latin America because the Company discontinued chemical operations in the region and were essentially flat in Asia-Pacific.

        Similar to the other businesses, operating profit increased substantially, from $2.2 million to $10.9 million, primarily because of the $6.3 million restructuring charge of 1991. Higher plant utilization also contributed to the operating profit improvement in 1992.

OTHER ITEMS
PROFITABILITY IMPROVEMENT PLAN

The Company adopted a Profitability Improvement Plan in April 1991, which was designed to improve performance by reducing expenses, improving under-performing operations and improving working capital utilization. Included in the plan are strategies to concentrate on core businesses, focus research and development on projects with high likelihood of good payback, improve efficiency of operations and reduce and control expenses.

        Concentration on core businesses is evidenced by the sale of unrelated businesses such as the Composites business in 1991 and by acquisitions of related businesses such as ICI's powder coatings business and Bayer's ceramic frit and color business in 1993.

        Focused research has resulted in effort shifting from the traditional businesses such as frit and colors to the higher growth areas of powder coatings and plastics.

        Efficiency improvements and cost reductions resulted in decreases in cost of sales and selling, general and administrative expenses, in reduction of employment levels and in the number of facilities, as in the case of plastics, which has declined from 31 facilities in 1990 to 19 as of year-end 1993.

ENVIRONMENTAL

During 1993, the Company's Keil Chemical facility in Hammond, Indiana, was named by the United States Environmental Protection Agency as one of several defendants, including local governmental agencies, alleged to be in violation of water discharge standards and was issued Notifications of Violation by the United States Environmental Protection Agency, the Indiana Department of Environmental Management and the Hammond Department of Environmental Management alleging violation of air emission regulations. Additionally, governmental agencies have identified several disposal sites for cleanup under Superfund and similar laws to which the Company has been named a Potential Responsible Party (PRP). The Company is participating in the cost of certain cleanup efforts. However, the Company's share of such costs has not been material and is not expected to have material adverse impact on the Company's financial condition or results of operations.

INTERNATIONAL

Macroeconomic conditions in Europe were quite depressed throughout 1993, as evidenced by the 16% decline in revenues and the 50% decline in operating earnings. As of this writing, there is no sign of noticeable improvement in Europe, though some economic reports suggest that there may be improvement in the second half of 1994.

        The Company's Brazilian operations showed income after tax, but before any U.S. tax effect, of $5.0 million in 1989, an $8.0 million loss in 1990, modest income in 1991 and 1992, and income of approximately $5.0 million in 1993. Indicative of Brazilian economic volatility is the fact that the industrial sector GDP growth rate was estimated at 9% for 1993, while contraction in the GDP rate for 1992 was estimated at 4%. In order to lessen the impact of Brazilian operations on consolidated earnings, in 1992 the Company discontinued Brazilian plastics and chemicals operations. The Company has expressed interest in selling 51% of the remaining business. The timing of any such sale is highly uncertain.

ACCOUNTING CHANGES

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, ``Employers' Accounting for Post-employment Benefits,'' which becomes effective for fiscal year 1994. The Company does not anticipate a material impact on its financial statements when this standard is adopted in 1994.

        In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, ``Accounting for Certain Investments in Debt and Equity Securities,'' which becomes effective for fiscal year 1994. Under the new standard, debt securities which are classified as available-for-sale are to be carried at fair value, and unrealized holding gains or losses must be carried as a separate component of shareholders' equity. The Company's debt securities are deemed to be available-for-sale and the Company's invest-ment guidelines require that such securities be primarily short-term. Because of the short-term nature of these securities, market value generally approximates cost, and the Company does not anticipate a material impact on its financial statements when this standard is adopted in 1994.

ACQUISITIONS AND DIVESTITURES

The Company acquired the North American and European powder coatings business of Imperial Chemical Industries (ICI) in April 1993, and with this acquisi-tion became one of the largest powder coatings producers in the world. Bayer S.p.A.'s ceramic frit and color business in Italy was acquired in June 1993 and enhanced the Company's already strong presence in the very significant Italian ceramic marketplace. In October 1993, the Company acquired the binder and ink business, previously known as the MSI Materials Division of Palomar-MSI, Inc., from Electro Scientific Industries, Inc. These acquisitions add approximately $100.0 million annually to the Company's revenue base. See Note 6 to Consolidated Financial Statements.

        During 1993, the Company sold several small operations totaling annual sales of approximately $15.0 million. The results of these operations were not material to Ferro.

        During 1992, the Company sold or discontinued operation of several facilities representing annual sales of approximately $50.0 million. The largest of these were the Foundry Products business and the Steel Mill Products business, representing approximately $34.0 million in annual sales.


LIQUIDITY AND
CAPITAL
RESOURCES

Cash flow from operations continues to be the Company's most important source of funds, and in 1993 permitted the Company to make significant acquisitions and capital expenditures, while meeting other financial obligations. Cash flow from operating activities amounted to $62.0 million in 1993 versus $101.6 million in 1992. The decrease was largely attributable to increases in working capital requirements associated with acquisitions.

        Cash flow from investing activities was affected by the amount of cash used for acquiring the businesses previously discussed. The decrease in proceeds from divestitures from the prior year was due to the reduced activity of divesting businesses which do not meet the Company's criteria for long-term growth and profitability.

        Capital expenditures for plant and equipment were $43.7 million in 1993, $44.8 million in 1992 and $39.0 million in 1991. Information concerning these expenditures by business segment can be found on page 34. Capital expenditures for 1994 are estimated to be $55.0 million.

        On May 13, 1993, the Company issued $25.0 million of 7-5/8 % debentures with a 20-year maturity under a Shelf Registration originally filed with the Securities and Exchange Commission in August 1992. Accordingly, $75.0 million of the original $100.0 million remains available under the Shelf Registration. This registration will enable the Company to access the public debt market if advantageous opportunities should present themselves and is intended to be used for general corporate purposes.

        The common stock cash dividend was increased by 12.5% during 1993 to an annual payout of $0.54 per common share. Common stock cash dividends were paid at the rate of $0.51 and $0.45 per share in 1993 and 1992, respectively. See page 38 for additional dividend data.

        The Company did not purchase any shares of common stock under the stock purchase program in 1993. In 1992, the Company purchased 91,100 shares and in 1991, purchased 98,598 shares. As of December 31, 1993, the Company had remaining authorization under its current treasury stock purchase program to acquire an additional 908,900 shares.

        The Company's financial condition remains strong and the Company has the resources necessary to meet future anticipated funding requirements. In addition to cash flow from operations, the Company has sufficient unused debt capacity, including an unused $150.0 million line of credit, to finance its on-going capital requirements and to take advantage of acquisition opportunities.

        Strengthening of the U.S. dollar, primarily against European currencies during 1993 increased foreign currency translation adjustments within the equity section of the balance sheet. It is expected that this trend will continue in 1994, but at a reduced rate.

INFLATION

Management does not consider its business as a whole to be subject to significant effects of inflationary pressures. Because of the diverse geographic distribution of the Company's operations, the high inflation in certain of the countries in which the Company operates is not considered to create an unacceptable risk to conducting business worldwide.

CONSOLIDATED STATEMENTS OF INCOME

FERRO CORPORATION AND SUBSIDIARIES
Years ended December 31, 1993, 1992 and 1991



                                                            (Dollars in Thousands)
                                                     1993            1992             1991
=============================================================================================
 NET SALES                                        $1,065,748        1,097,793       1,056,940

 COST OF SALES                                       783,897          809,948         797,556
 SELLING, ADMINISTRATIVE AND GENERAL EXPENSE         184,372          184,198         185,920
 RESTRUCTURING CHARGE                                  3,000               -           45,303
- ---------------------------------------------------------------------------------------------
                                                     971,269          994,146       1,028,779
- ---------------------------------------------------------------------------------------------
     OPERATING INCOME                                 94,479          103,647          28,161
- ---------------------------------------------------------------------------------------------
 OTHER INCOME:
   Interest earned                                     4,654            6,224           5,110
   Equity in net earnings of affiliated companies        770            2,707           1,863
   Foreign currency transaction gain                   2,743            3,997           2,159
- ---------------------------------------------------------------------------------------------
                                                       8,167           12,928           9,132
 OTHER CHARGES:
   Interest expense                                   10,081            9,227           9,940
   Miscellaneous--net                                  3,276            9,659           7,004
- ---------------------------------------------------------------------------------------------
                                                      13,357           18,886          16,944
- ---------------------------------------------------------------------------------------------
 INCOME BEFORE TAXES AND CUMULATIVE EFFECT
   OF CHANGES IN ACCOUNTING PRINCIPLES                89,289           97,689          20,349
   INCOME TAXES                                       31,784           38,861          15,532
- ---------------------------------------------------------------------------------------------
 INCOME BEFORE CUMULATIVE EFFECT OF CHANGES
   IN ACCOUNTING PRINCIPLES                           57,505           58,828           4,817
   CUMULATIVE EFFECT OF CHANGES IN
   ACCOUNTING PRINCIPLES FOR:
     Postretirement benefits, net of tax             (23,603)              -               -
     Income taxes                                      3,053               -               -
=============================================================================================
     NET INCOME                                       36,955           58,828           4,817
     DIVIDEND ON PREFERRED STOCK, NET OF TAX           3,524            3,150           3,219
     NET INCOME AVAILABLE TO COMMON SHAREHOLDERS      33,431           55,678           1,598
=============================================================================================
 PER COMMON SHARE DATA:
   Before cumulative effect of accounting changes:
     Primary earnings                                   1.83             1.90             .06
     Fully diluted earnings                             1.73             1.77             .06
   After cumulative effect of accounting changes:
     Primary earnings                                   1.13             1.90             .06
     Fully diluted earnings                             1.09             1.77             .06
=============================================================================================

See accompanying notes to consolidated financial statements.
                                                                                           21

 CONSOLIDATED BALANCE SHEETS

FERRO CORPORATION AND SUBSIDIARIES
December 31, 1993 and 1992

                                                                              (Dollars in Thousands)
                                                                               1993            1992
====================================================================================================
     ASSETS
        CURRENT ASSETS:
          Cash including cash equivalents                                  $ 25,116          60,812
          Marketable securities                                              38,335          48,109
          Trade notes and accounts receivable, after deduction of
            $6,464,000 in 1993 and $7,924,000 in 1992 for possible losses   175,826         158,469
          Inventories (note 2)                                              128,736         102,350
          Other current assets                                               43,240          45,187
- ---------------------------------------------------------------------------------------------------
            Total current assets                                            411,253         414,927
      OTHER ASSETS:
          Investments in affiliated companies                                10,096          13,438
          Unamortized excess of cost over net assets acquired                53,988          22,329
          Sundry other assets                                                34,736          18,288
- ---------------------------------------------------------------------------------------------------
            Total other assets                                               98,820          54,055
      PLANT AND EQUIPMENT:
          Land                                                               14,914          13,139
          Buildings                                                         126,981         113,656
          Machinery and equipment                                           396,293         370,766
- ---------------------------------------------------------------------------------------------------
                                                                            538,188         497,561
          Less accumulated depreciation and amortization                    280,367         269,998
- ---------------------------------------------------------------------------------------------------
            Net plant and equipment                                         257,821         227,563
- ---------------------------------------------------------------------------------------------------
                                                                          $ 767,894         696,545
====================================================================================================
        LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES:
          Notes and loans payable (note 3)                                 $ 19,301          17,906
          Accounts payable, trade                                            97,247          86,490
          Income taxes payable                                                5,957          20,115
          Accrued payrolls                                                   15,917          16,076
          Accrued expenses and other current liabilities                     60,536          64,456
- ---------------------------------------------------------------------------------------------------
            Total current liabilities                                       198,958         205,043
      LONG-TERM LIABILITIES, less current portion (note 3)                   79,349          53,210
      ESOP LOAN GUARANTEE (note 3)                                           44,076          50,897
      DEFERRED INCOME TAXES                                                  14,884          10,918
      POSTRETIREMENT LIABILITIES (note 9)                                    40,096              -
      OTHER NON-CURRENT LIABILITIES                                          31,734          31,504
      SHAREHOLDERS' EQUITY (notes 4 and 5):
          Serial convertible preferred stock, without par value.
          Authorized 2,000,000 shares;
            1,520,215 shares issued in 1993 and 1992                         70,500          70,500
          Guaranteed ESOP obligation                                        (44,076)        (50,897)
          Common stock, par value $1 per share. Authorized
            75,000,000 shares; issued 31,549,083 shares in 1993 and 1992     31,549          31,549
          Paid-in capital                                                     9,760           9,323
          Earnings retained in the business                                 368,590         349,981
          Other                                                              (3,690)         (1,081)
          Foreign currency translation adjustment                           (29,121)        (17,617)
- ---------------------------------------------------------------------------------------------------
                                                                            403,512         391,758
          Less cost of common stock held in treasury, 2,413,091 shares
            in 1993 and 2,603,478 shares in 1992                             40,571          43,905
          Less cost of convertible preferred stock held in treasury,
            89,355 shares in 1993 and 62,105 shares in 1992                   4,144           2,880
- ---------------------------------------------------------------------------------------------------
            Total shareholders' equity                                      358,797         344,973
- ---------------------------------------------------------------------------------------------------
                                                                           $767,894         696,545
====================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FERRO CORPORATION AND SUBSIDIARIES
December 31, 1993, 1992 and 1991


                                                                                 FOREIGN    COMMON PREFERRED               TOTAL
                                    GUARANTEED                                   CURRENCY     STOCK     STOCK               SHARE-
                          PREFERRED        ESOP  COMMON   PAID-IN   RETAINED  TRANSLATION   HELD IN   HELD IN               HOLDERS'
(Dollars in Thousands)        STOCK  OBLIGATION   STOCK    CAPITAL   EARNINGS   ADJUSTMENT  TREASURY  TREASURY     OTHER    EQUITY
===================================================================================================================================
BALANCE AT
DECEMBER 31, 1990           $70,500   (62,649)   21,033   22,259      317,936     (7,889)    (55,254)     (334)        -    305,602
Net income                                                              4,817                                                 4,817
Cash dividends:
  Common stock                                                        (12,143)                                              (12,143)
  Preferred stock                                                      (4,878)                                               (4,878)
Federal tax benefits                                                    1,659                                                 1,659
Transactions involving
  benefit plans                         5,420             (2,189)                              7,392                         10,623
Foreign currency
  translation adjustment                                                           3,023                                      3,023
Purchase of treasury stock                                                                    (2,166)   (1,250)              (3,416)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1991            70,500   (57,229)   21,033   20,070      307,391     (4,866)    (50,028)   (1,584)              305,287
Net income                                                             58,828                                                 58,828
Cash dividends:
  Common stock                                                        (13,088)                                              (13,088)
  Preferred stock                                                      (4,772)                                               (4,772)
Federal tax benefits                                                    1,622                                                 1,622
Transactions involving
  benefit plans                         6,332               (217)                              8,474               (1,081)   13,508
Foreign currency
  translation adjustment                                                         (12,751)                                   (12,751)
Three-for-two stock split                        10,516  (10,516)                                                                 -
Cash paid in lieu of
fractional shares                                            (14)                                                               (14)
Purchase of treasury stock                                                                    (2,351)   (1,296)              (3,647)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1992            70,500   (50,897)   31,549     9,323     349,981    (17,617)    (43,905)   (2,880)    (1,081)  344,973
Net income                                                             36,955                                                36,955
Cash dividends:
  Common stock                                                        (14,822)                                              (14,822)
  Preferred stock                                                      (4,675)                                               (4,675)
Federal tax benefits                                                    1,151                                                 1,151
Transactions involving
  benefit plans                         6,821                 437                              3,334               (2,609)    7,983
Foreign currency
  translation adjustment                                                         (11,504)                                   (11,504)
Purchase of treasury stock                                                                              (1,264)              (1,264)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1993          $ 70,500   (44,076)   31,549     9,760     368,590    (29,121)    (40,571)   (4,144)    (3,690)  358,797
===================================================================================================================================

See accompanying notes to consolidated financial statements.
                                                                                                                                 23

  CONSOLIDATED STATEMENTS OF CASH FLOWS

FERRO CORPORATION AND SUBSIDIARIES
Years ended December 31, 1993, 1992 and 1991


                                                                                  (Dollars in Thousands)
                                                                           1993            1992            1991
==================================================================================================================
       CASH FLOWS FROM OPERATING ACTIVITIES:
       Net Income                                                       $ 36,955          58,828          4,817
         Adjustments to reconcile net income to net cash provided by operating activities:
          Depreciation and amortization                                   38,257          34,622          33,854
          Change in deferred income taxes                                (11,520)          1,474         (11,644)
          Restructuring charge (A)                                             -               -          31,525
          Effect of accounting change for postretirement benefits         37,764               -               -
          Other non-cash items                                              (139)         (1,055)            120
          Changes in current assets and liabilities, net of effects
          of acquisitions:
           Trade notes and accounts receivable, net                      (11,131)         13,770          19,963
           Inventories                                                   (20,602)         10,594          11,974
           Other current assets                                            4,092          (3,334)         (5,940)
           Accounts payable trade                                          8,026         (10,609)         (5,720)
           Accrued expenses and other current liabilities                (14,605)         (2,463)          7,886
          Other operating activities                                      (5,137)           (251)          6,190
- -----------------------------------------------------------------------------------------------------------------
        NET CASH PROVIDED FROM OPERATING ACTIVITIES                       61,960         101,576          93,025
        CASH FLOW FROM INVESTING ACTIVITIES:
          Proceeds from sale of equipment                                  1,687           2,943           2,623
          Capital expenditures for plant and equipment                   (43,711)        (44,759)        (39,005)
          Proceeds from divestitures                                       5,048          17,548          25,440
          Acquisition of companies, net of cash acquired                 (75,456)        (26,809)              -
          Transactions with affiliated companies                           2,036           1,356             909
          Change in marketable securities, net                             9,774         (16,497)        (31,612)
          Other investing activities                                      (1,240)         (1,422)            118
- -----------------------------------------------------------------------------------------------------------------
        NET CASH USED FOR INVESTING ACTIVITIES                          (101,862)        (67,640)        (41,527)
        CASH FLOW FROM FINANCING ACTIVITIES:
          Net borrowings (payments) under short-term lines                (1,308)          2,223          (6,120)
          Proceeds from long-term debt                                    25,962             992           2,429
          Principal payments on long-term debt                            (1,245)         (2,618)         (4,014)
          Proceeds from sale of stock                                      3,109           3,716           2,587
          Purchase of treasury stock                                      (1,264)         (3,647)         (3,416)
          Cash dividends paid to minority shareholders of subsidiaries      (312)           (459)           (579)
          Cash dividends paid                                            (19,497)        (17,860)        (17,021)
- -----------------------------------------------------------------------------------------------------------------
        NET CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES             5,445         (17,653)        (26,134)
        Effect of Exchange Rate Changes on Cash                           (1,239)         (2,381)            350
- -----------------------------------------------------------------------------------------------------------------
        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (35,696)         13,902          25,714
        Cash and Cash Equivalents at Beginning of Year                    60,812          46,910          21,196
- -----------------------------------------------------------------------------------------------------------------
        CASH AND CASH EQUIVALENTS AT END OF YEAR                          25,116          60,812          46,910
=================================================================================================================
        CASH PAID DURING THE YEAR FOR:
          Interest                                                      $ 11,001          10,480          11,781
          Income taxes                                                  $ 35,090          25,653          21,540

See accompanying notes to consolidated financial statements.
(A) Includes non-cash and non-current portion of 1991 restructuring charge.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FERRO CORPORATION AND SUBSIDIARIES
Years ended December 31, 1993, 1992 and 1991

       1. SUMMARY OF
         SIGNIFICANT
ACCOUNTING POLICIES:



PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and all of its subsidiaries after elimination of significant intercompany accounts, transactions and profits. Affiliates in which the Company has stock ownership from 20% to 50% are accounted for on the equity basis.

        Certain amounts in the 1991 and 1992 financial statements and the accompanying notes have been reclassified to conform to the 1993 presentation.

        Financial results for acquisitions are included in the consolidated financial statements from the date of acquisition. The excess of cost over equity in net assets of acquired companies is being amortized over periods benefited, with the most extended period being 40 years.

TRANSLATION OF FOREIGN CURRENCIES Except for international companies whose functional currency is the United States dollar, financial statements of international companies are translated into United States dollar equivalents at exchange rates as follows: (1) balance sheet accounts at year-end rates; (2) income statement accounts at exchange rates weighted by the monthly volume of trans- actions occurring during the year. Translation gains or losses are recorded in shareholders' equity and transaction gains and losses are reflected in net income.

        The United States dollar is the functional currency for the Company's Latin American operations due to the high inflation experienced in those countries. Translation gains or losses for these operations are reflected in net income.

CASH EQUIVALENTS Cash equivalents consist of highly liquid instruments with a maturity of three months or less and are carried at cost which approximates market value.

MARKETABLE SECURITIES Marketable securities consist of highly liquid investments carried at cost which approximates market value.

INVENTORIES Inventories are valued at the lower of cost or market. Cost is determined utilizing the first-in, first-out (FIFO) method, except for selected domestic and international inventories which utilize the last-in, first-out
(LIFO) method.

PLANT AND EQUIPMENT Plant and equipment is carried at cost. Depreciation of plant and equipment is provided substantially on a straight-line basis for financial reporting purposes. The annual depreciation provision has been based upon the following estimated useful lives:
                Buildings                20 to 40 years
                Machinery and equipment  05 to 15 years

INCOME TAXES In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, ``Accounting for Income Taxes.'' Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax con-sequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Effective January 1, 1993, the Company adopted Statement 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statements of income. Prior years' financial statements have not been restated to apply the provisions of Statement 109.

EARNINGS PER SHARE Primary net income per common share is based on a weighted average of common and common equivalent shares. Fully diluted earnings per share further reflect the potential dilution of the assumed conversion of the convertible preferred shares into common shares.


2. INVENTORIES:

The portion of inventories valued on a LIFO basis at December 31, 1993 and 1992 is as follows:

                                        1993            1992
============================================================
        United States                    44%             31
        Outside the United States        14              15
        Consolidated                     26              20
============================================================

        If the FIFO method of inventory valuation had been used exclusively by the Company, inventories would have been $17,279,000 and $21,602,000 higher than reported at December 31, 1993 and 1992, respectively.

        Inasmuch as certain of the inventory costs are determined by use of the LIFO dollar value method (under which the raw materials, work in process and finished goods are included in one pool), it is impracticable to separate LIFO inventory values among raw materials, work in process and finished goods.


3. FINANCING AND
       LONG-TERM
    LIABILITIES:

Long-term liabilities at December 31, 1993 and 1992 are as follows:

(Dollars in Thousands)                                      1993            1992
=================================================================================
        Parent Company:
         Unsecured:
            Debentures, 11-3/4%, due 2000                 $49,954         49,945
            Debentures, 7-5/8%, due 2013                   24,777              -
         Secured:
            Mortgages, 6.5% to 8.5%, payable to 2016          341            424
        Subsidiary Companies:
         Unsecured:
            Notes payable, 7.0% to 16.0%, payable to 1996   2,733          3,393
         Secured:
            Mortgages, 6.3% to 11.8%, payable to 2001       2,469          1,103
- --------------------------------------------------------------------------------
                                                           80,274         54,865
        Less current portion (A)                              925          1,655
- --------------------------------------------------------------------------------
        Total                                             $79,349         53,210
================================================================================

    (A) Included in notes and loans payable.

The aggregate principal payments on long-term indebtedness for the next five years are as follows:

(Dollars in Thousands)
        1994            1995            1996            1997            1998
=================================================================================
        $925            1,602           1,456           474             365

        At December 31, 1993, $2,810,000 of long-term indebtedness was secured by property, equipment and certain other assets with a net book value approximating $4,009,000.

        The 11-3/4% debentures in the principal amount of $50,000,000 are due in the year 2000. These debentures, issued in 1985, may be called by the Company in 1995 at par. The fair market value of these debentures was approximately $57,500,000 at December 31, 1993.

        On August 25, 1992, the Company filed a Shelf Registration with the Securities and Exchange Commission for the issuance of up to $100,000,000 in debt securities. The Company intends to offer these debt securities from time to time in the future on terms determined at the time of sale. The Shelf Registration will enable the Company to access the public debt market quickly if advantageous opportunities should present themselves. The proceeds from the future sale of debt securities under the Shelf Registration are intended to be used for general corporate purposes.

        On May 13, 1993, the Company issued $25,000,000 in 7-5/8% debentures under the aforementioned Shelf Registration. These debentures mature in the year 2013 and the fair market value was approximately $25,844,000 at December 31, 1993.

        The Company has a five-year revolving credit agreement in the amount of $150,000,000. The maturity date of this facility is August 1, 1998. The agreement permits the maturity date to be extended annually for one additional year with the consent of the parties. Interest on revolving credit borrowings is payable at floating prime or lower rates based on Company options. There is a commitment fee of 3/16% per year. There have been no borrowings under this agreement.

        There are no covenants in either the 11-3/4% indenture, the Shelf Registration or revolving credit agreement which significantly limit dividend payment capability of the Company. In addition, there are no significant restrictions on the payment of dividends by the subsidiaries and affiliates to the Company.

        In 1989, the Company created an Employee Stock Ownership Plan (ESOP). The ESOP borrowed $63,500,000 at an interest rate of 8.5% and $7,000,000 at an adjustable interest rate in 10-year loans guaranteed by the Company. Interest paid by the ESOP totaled $4,103,000, $4,628,000 and $5,115,000 in 1993, 1992 and 1991, respectively. The Company has reflected the guaranteed ESOP borrowings as a loan guarantee on its balance sheet with a like amount of ``Guaranteed ESOP Obligation'' recorded as a reduction of stockholders' equity. As the Company and its employees make contributions to the ESOP, these contributions, plus the dividends paid on the Company's preferred stock held by the ESOP, are used to service the borrowings. As the principal amounts of the loans are repaid, the ``Guaranteed ESOP Obligation'' is reduced accordingly.

        Capitalized interest was $1,108,000, $753,000 and $1,629,000 in 1993,
1992 and 1991, respectively.

        The maintenance of minimum cash balances is informally agreed to with certain banks as a result of loans, commitments and services rendered. Cash balances maintained to meet operating needs on a daily basis are sufficient to satisfy these informal agreements. There are no legal restrictions on these balances, which are available to the Company and its subsidiaries for use at all times. Cash in excess of such operating requirements is invested in short-term securities.


4. STOCK PLANS:

The Company maintains stock option plans, a performance share plan and a savings and stock ownership plan which includes an investment savings plan and the ESOP for the benefit of its employees.

        The stock option plans provide for the issuance of stock options at no less than the market price. Options are exercisable over a 10-year period. Information pertaining to these stock options is shown below:

                                                          1993            1992            1991
================================================================================================
        Shares granted                                    180,775         67,650         122,250
         Average option price                          $    29.42          26.10           21.50
        Shares exercised                                   98,961        200,841         307,566
         Average option price                          $    14.04          11.64           10.14
        Shares which became exercisable                   103,068        138,337         275,871
         Average option price                          $    19.03          16.48           13.47
        Shares unexercised at year-end                    845,551        776,707         945,835
        Option price range per share                   $     6.95           6.95            6.95
                                                         to 30.42       to 30.42        to 21.50
        Shares cancelled                                   12,970         35,937          23,233
        Shares available for granting future options    1,018,680      1,186,485       1,218,207
================================================================================================

        The Company maintains a Performance Share Plan whereby awards, expressed as shares of common stock of the Company, are earned only if the Company meets specific performance targets over a three to five year period. The Plan provides for 50% of the value of any earned performance shares to be paid to participants in the form of cash and 50% in the form of common stock of the Company. Performance share awards in the amount of 305,858 shares, 442,440 shares and 301,448 shares were outstanding at the end of 1993, 1992 and 1991, respectively. The Company accrues amounts based on performance reflecting the value of cash and common stock which is anticipated to be earned. The effect of the Plan was to reduce income by $1,144,000, $3,658,000 and $2,612,000 in 1993, 1992 and
1991, respectively.

        The ESOP provides for the Company to match eligible employee pretax savings. Amounts expensed under the ESOP were $2,141,000, $1,929,000 and $1,855,000 in 1993, 1992 and 1991, respectively.


5. CAPITAL STOCK:

In 1989, Ferro issued 1,520,215 shares of 7% Series A ESOP Convertible
Preferred Stock to National City Bank, trustee for the Ferro ESOP. The shares were issued at a price of $46.375 per share for a total consideration of $70,500,000. Each share of ESOP convertible preferred stock is convertible into
1.7325 shares of common stock. As the loans are repaid by the trustee, preferred shares are allocated to participating individual employee accounts. The Company is required to repurchase at the original issue price, for cash or common stock at the Company's option, the preferred shares allocated to an employee's ESOP account upon distribution of such account to the employee unless such shares have been converted to common stock. Each preferred share carries one vote, voting together with the common stock on most matters.

        During 1992, the Board of Directors authorized the purchase of up to 1,000,000 shares of Ferro Corporation common stock and cancelled the remaining authority under the previous treasury stock purchase program. Purchase of authorized shares is to take place in the open market from time to time.

        The Company did not purchase any shares of common stock during 1993; however, during 1992, it purchased 91,100 shares of common stock at an aggregate cost of $2,351,000; and during 1991, it purchased 98,598 shares of common stock at an aggregate cost of $2,166,000. At December 31, 1993, the Company had remaining authorization under its current treasury stock purchase program to acquire an additional 908,900 shares.

        In 1992, the Company effected a three-for-two stock split.

        The Company maintains a Shareholder Rights Plan whereby, until the occurrence of certain events, each share of the outstanding common stock represents ownership of one right (Right). The Rights become exercisable only if a person or group acquires 20% or more of the Company's common stock (10% under certain circumstances) or commences a tender or exchange offer upon consummation of which such person or group would control 20% or more of the common shares. Each Right entitles holders to buy, from the Company, one share of its common stock at an exercise price of $20.00 per share. The Rights, which do not have the right to vote or receive dividends, expire on April 9, 1996, and may be redeemed by the Company at $0.022 per Right at any time until the fifteenth day following public announcement that a person or group has acquired 20% or more of the voting power unless such period is extended by the Board of Directors while the Rights are redeemable.

        If any person becomes the owner of 20% or more of the common stock (10% under certain circumstances), or if the Company is the surviving corporation in a merger with a 20% or more stockholder and its common shares are not changed or converted, or if a 20% or more stockholder engages in certain self-dealing transactions with the Company, then each Right not owned by such person or related parties will entitle its holder to purchase one share of common stock at a purchase price of 20% of the then current market price of the common stock.

        In the event the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation or the Company is the surviving corporation but its common stock is changed or exchanged or 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the Right.


6. ACQUISITIONS AND
      DIVESTITURES:

In 1993, the Company acquired the North American and European powder coatings business of Imperial Chemical Industries (ICI), the Italian ceramic frit and color business of Bayer S.p.A. and the binder and ink business of Electro Scientific Industries, Inc. Acquisitions were completed for cash of approximately $75,456,000 and were accounted for using the purchase method of accounting. Accordingly, the results of operations for these acquisitions have been included within the Coatings, Colors and Ceramics segment since their dates of acquisition. Purchase prices have been allocated based on fair values of assets at date of acquisitions with approximately $37,400,000 being assigned to goodwill and other intangibles.

        From 1991 to 1993, largely in accordance with the Profitability Improvement Plan, the Company sold or ceased operating several businesses representing approximately $130,000,000 in annual sales for the fiscal year preceeding the sale or closure, the most significant of these being the Composites business (1991), the Foundry Products business (1992) and the Steel Mill Products business (1992). The costs associated with these transactions were principally included in the $45,300,000 pretax restructuring charge incurred in 1991. Results of the operations of these businesses were not material to Ferro.


7. CONTINGENT
 LIABILITIES:

There are pending against the Company and its consolidated subsidiaries various lawsuits and claims. In the opinion of Management, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the consolidated financial position or results of operations of the Company.


8. RESEARCH AND
    DEVELOPMENT
       EXPENSE:

Amounts expended for development or significant improvement of new and/or existing products, services and techniques approximated $19,334,000, $15,440,000 and $17,643,000 in 1993, 1992 and 1991, respectively.

9. RETIREMENT
    BENEFITS:

The information following sets forth data for those selected pension plans of the Company and those subsidiaries which are subject to Statement of Financial Accounting Standards No. 87, ``Employers Accounting for Pensions.'' Several other pension plans for the international subsidiaries are insured and fully funded. Due to the diverse nature of the regulatory environment of various countries, the pension plans have varied benefit determinations. The largest plan is for United States salaried employees whose benefits are primarily based on employees' highest consecutive five years' earnings. Annual pension costs for the Company and its subsidiaries were $6,021,000, $7,218,000 and $7,176,000 in 1993, 1992 and 1991, respectively.

        The Company's funding policy is to contribute annually amounts required by the various agencies governing the retirement plans of the Company.

        The net periodic pension cost included the following components:

(Dollars in Thousands)                                     1993            1992            1991
==================================================================================================
   Service cost\benefits earned during the period         $ 5,815           5,919           5,667
   Interest cost on the projected benefit obligation       13,082          12,815          11,611
   Actual return on plan assets                           (15,645)        (18,020)        (20,624)
   Net amortization and deferral                            1,577           4,395           7,703
   Special benefit for early retirement                         -               -           1,194
==================================================================================================
   Net periodic pension cost                               $4,829           5,109           5,551
==================================================================================================

        Net amortization and deferral consists of amortization of net assets and obligations at transition and deferral and amortization of subsequent net gains and losses. In conjunction with the Profitability Improvement Plan, certain pension liabilities were settled, resulting in special benefits.

        Assumptions used in this calculation for the various plans were:

                                                 1993                1992            1991
===========================================================================================
  Discount or settlement rate                  6.0-10.0%            8.0-10.0       8.0-10.0
  Rate of increase in compensation levels       4.0-9.0              5.0-8.0        5.0-8.0
  Expected long-term rate of return on assets  8.0-11.0             7.0-11.0       7.0-11.0
===========================================================================================

        The following table sets forth the funded status of the plans and the amounts recognized in the Company's Consolidated Balance sheets:

                                                  PLANS IN WHICH                 PLANS IN WHICH
                                                   ASSETS EXCEED                    ACCUMULATED
                                                     ACCUMULATED                       BENEFITS
(Dollars in Thousands)                                  BENEFITS                  EXCEED ASSETS
==================================================================================================
                                                1993           1992           1993           1992
==================================================================================================
Actuarial present value of benefit obligations:
  Vested benefit obligation                      $135,608      110,000         13,364         9,155
==================================================================================================
  Accumulated benefit obligation                 $140,463      114,681         18,378        12,547
==================================================================================================
Projected benefit obligation                   $167,113      141,125         20,706        16,957
  Plan assets at fair value                     161,966      155,436          9,465         7,786
- --------------------------------------------------------------------------------------------------
Projected benefit obligation (in excess of) or
 less than plan assets                           (5,147)      14,311        (11,241)       (9,171)
Unrecognized net (gain) or loss                   5,517      (12,157)         3,119           851
Prior service cost                                5,008        6,903          2,164         1,490
Unrecognized net transition (asset) obligation   (5,941)      (7,150)         2,498         3,646
Minimum liability adjustment                          -            -         (6,253)       (2,242)
- --------------------------------------------------------------------------------------------------
Prepaid pension cost (pension liability)         $ (563)       1,907         (3,460)       (5,426)
==================================================================================================


        In the aggregate, at year-end 1993, the various plans' assets at fair value were less than the various plans' projected benefit obligations by $16,388,000. In the aggregate, at year-end 1992, the various plans' assets at fair value exceeded the various plans' projected benefit obligations by $5,140,000. The Company recognized a $3,221,000 charge to equity in 1993 for the minimum liability adjustment.

        The plans' assets consist primarily of equities and government and corporate obligations. The United States plans' assets included shares of the Company's stock with a market value of $10,790,000 and $9,146,000 at year-end 1993 and 1992, respectively.

        The Company adopted Statement of Financial Accounting Standards No. 106, ``Employers' Accounting for Postretirement Benefits Other than Pensions,'' as of January 1, 1993. The Company immediately recognized the transition obligation resulting in a charge against income of $23,603,000 after related income tax benefit of $14,161,000 representing the cumulative effect of the change in accounting on results prior to January 1, 1993. Under Statement 106 the current period expense exceeded the amount under the previous accounting method by $1,516,000 after-tax for the year ended December 31, 1993.

        The Company provides eligible domestic retired employees with health care and life insurance benefits. Medical coverage is provided to salaried employees on a contributory basis. Medical coverage is provided to hourly employees on a non-contributory basis. Life insurance is provided on a non-contributory basis.

        The Company funds these benefits as the claims are presented.

        The net periodic postretirement benefit cost included the following components:

(Dollars in Thousands)                                            1993
=========================================================================
Service cost                                                     $  588
Interest cost                                                     3,129
- -------------------------------------------------------------------------
Net periodic postretirement benefit cost                         $3,717
=========================================================================

        The following table sets forth the funded status of the plans and the amounts recognized in the Company's consolidated balance sheets.

(Dollars in Thousands)                                                   1993
==============================================================================
Accumulated Postretirement Benefit Obligation:
  Retirees                                                             $27,868
  Fully-eligible active plan participants                                6,476
  Other active plan participants                                         6,048
- ------------------------------------------------------------------------------
                                                                        40,392
Unrecognized net gain                                                     (296)
- ------------------------------------------------------------------------------
Accrued postretirement benefit cost                                    $40,096
==============================================================================

        For January 1, 1993, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for the first year. This rate was assumed to decrease gradually to 5.5% by 2015 and remain constant thereafter. Increasing the assumed health care cost trend rates by one percentage point for each future year would increase the accumulated postretirement benefit obligation as of January 1, 1993, by $3,750,000 and the net periodic post-retirement benefit cost by $382,000.

        The discount rate utilized in determining the accumulated postretirement benefit obligation as of December 31, 1993, was 7.5%. The increase in per capita costs was assumed to be 9% for the first year and to decrease to 4% by 2015.

        In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, ``Employers' Accounting for Postemployment Benefits,'' which becomes effective for fiscal year 1994. The Company does not anticipate a material impact on its financial statements when this standard is adopted in 1994.

10. INCOME TAX
      EXPENSE:

As discussed in Note 1, the Company adopted Statement 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes was to increase net income by $3,053,000.

        Income before income taxes and cumulative effect of change in accounting principles for domestic and foreign operations was as follows:

(Dollars in Thousands)          1993           1992           1991
===================================================================
Domestic                     $47,400         38,343           3,100
Foreign                       41,889         59,346          17,249
- -------------------------------------------------------------------
Total                        $89,289         97,689          20,349
===================================================================

        Income tax expense attributable to income before taxes and cumulative effect of accounting changes:

                        Liability               Deferred
                        Method                   Method
- -------------------------------------------------------------------------------
(Dollars in Thousands)     1993            1992            1991
===============================================================================
Current:
  U.S. Federal           $11,035          12,293           9,228
  Foreign                 12,323          23,087          16,876
  State and local          1,904           1,840             907
- ------------------------------------------------------------------------------
                          25,262          37,220          27,011
- ------------------------------------------------------------------------------
Deferred:
  U.S. Federal             5,151           1,262          (2,636)
  Foreign                    787             206          (8,436)
  State and local            584             173            (407)
- ------------------------------------------------------------------------------
                           6,522           1,641         (11,479)
- ------------------------------------------------------------------------------
Total income tax         $31,784          38,861          15,532
===============================================================================

        In addition to the 1993 income tax expense of $31,784,000, income tax benefits of $17,214,000 were reflected in the cumulative effect of accounting changes in the consolidated statements of income, and certain income tax benefits of $1,676,000 were allocated directly to Shareholders' Equity.

        A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                                                      1993           1992         1991
=======================================================================================
Statutory federal income tax rate                     35.0%          34.0          34.0
 Foreign tax rate difference                          (1.4)           3.9           8.4
 U.S. taxes on dividends from subsidiaries             1.9            2.6           3.1
 State and local taxes net of federal income tax       1.8            1.4           1.2
 Impact of restructuring charge                         -              -           32.9
 Miscellaneous                                        (1.7)          (2.1)         (3.3)
- ---------------------------------------------------------------------------------------
Effective tax rate                                    35.6%          39.8          76.3
=======================================================================================

        In 1991, the Company recorded a restructuring charge of $45,300,000, which on an after-tax basis was $31,700,000. This charge had a negative effect on the Company's ability to utilize foreign tax credits. Excluding the restructuring charge, the effective tax rate for 1991 would have been 43.4%.

        The components of deferred tax assets and liabilities at December 31, 1993 were:


(Dollars in Thousands)                                             1993
===============================================================================
Deferred Tax Assets:
  Pension and other benefit programs                             $ 18,682
  Restructuring reserves                                            4,972
  Accrued liabilities                                               5,137
  Net operating loss carryforwards                                  6,428
  Inventory                                                         3,751
  Other                                                             7,996
- -------------------------------------------------------------------------------
Total Deferred Tax Assets                                          46,966
- -------------------------------------------------------------------------------
Deferred Tax Liabilities:
  Property and equipment-depreciation
    and amortization                                               20,388
  Other                                                             6,142
- -------------------------------------------------------------------------------
Total Deferred Tax Liabilities                                     26,530
- -------------------------------------------------------------------------------
Net Deferred Tax Asset Before
  Valuation Allowance                                              20,436
Valuation Allowance                                                (5,821)
===============================================================================
Net Deferred Tax Asset                                           $ 14,615
===============================================================================

        At December 31, 1993, the Company's foreign subsidiaries had net operating loss carryforwards of $6,400,000 for income tax purposes that expire in years 1994 through 1999, and in one instance, had no expiration period. For financial reporting purposes, a valuation allowance of $4,700,000 had been recognized to offset the deferred tax assets related to the carryforwards existing at December 31, 1993.

        Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $88,000,000. Deferred income taxes are not provided on these earnings as it is intended that the majority of them are indefinitely invested in these entities.


11. REPORTING FOR
        SEGMENTS:

        Major product lines of the Company are Coatings, Colors and Ceramics; Plastics; and Chemicals. Within the Coatings, Colors and Ceramics, coatings revenues represented 41%, 38% and 37% of consolidated net sales for 1993, 1992 and 1991, respectively, while colors represented 10% of consolidated net sales in each of the three years. The Company's sales are primarily made through its own full-time sales force, though some sales are made through manufacturers' representatives and distributors.

        Identifiable assets are those used in the operation of each segment. Corporate assets consist primarily of cash and short-term securities.

        Information about the Company's segment operating data follows:


                      COATINGS, COLORS
(Dollars in Millions)  AND CERAMICS    PLASTICS      CHEMICALS          TOTAL
===============================================================================
SALES:
 1993                 $ 616.9          246.9           201.9           1,065.7
 1992                   629.5          255.2           213.1           1,097.8
 1991                   591.0          272.1           193.8           1,056.9

OPERATING PROFIT:
  1993                $  71.9           10.3            13.5              95.7
  1992                   84.6            8.9            10.9             104.4
  1991 (A)               46.0          (16.4)            2.2              31.8

IDENTIFIABLE ASSETS:
  1993                $ 402.9          107.0           131.2             641.1
  1992                  306.0          111.6           124.4             542.0
  1991                  303.4          119.0           128.5             550.9

CAPITAL EXPENDITURES:
  1993                $  20.0            8.6            15.1              43.7
  1992                   26.2            5.4            13.2              44.8
  1991                   14.8            5.2            19.0              39.0

DEPRECIATION AND AMORTIZATION:
  1993                $  20.9            6.8            10.6              38.3
  1992                   16.2            7.5            10.9              34.6
  1991                   15.4            8.8             9.7              33.9
===============================================================================

       (A) Excluding the restructuring charge operating profit would have been $66,100,000 for Coatings, Colors and Ceramics, $700,000 for Plastics and $8,500,000 for Chemicals.

        A reconciliation of operating profit to income before income taxes and changes in accounting principles included in the consolidated statements of income follows:

(Dollars in Millions)                                       1993             1992            1991
=================================================================================================
Operating profit                                           $ 95.7           104.4            31.8
Equity in net earnings of affiliated companies                0.8             2.7             1.9
Interest earned                                               4.7             6.2             5.1
General corporate expense--net (A)                           (5.4)           (7.5)          (10.4)
Interest expense                                            (10.1)           (9.0)           (9.9)
Miscellaneous                                                 3.6             0.9             1.8
- -------------------------------------------------------------------------------------------------
  Income before taxes and changes in accounting principles   $ 89.3          97.7            20.3
=================================================================================================

   (A) Excluding restructuring charge of $1,900,000, general corporate expense would have been $8,500,000 in 1991.

        A reconciliation of identifiable assets shown above to the total assets included in the consolidated balance sheets follows:

(Dollars in Millions)                                        1993            1992            1991
==================================================================================================
Total identifiable assets                                   $ 641.1          542.0           550.9
Investments in affiliated companies                            10.1           13.4            12.3
Corporate assets (primarily cash and marketable securities)   116.7          141.1           108.7
- --------------------------------------------------------------------------------------------------
  Total assets                                              $ 767.9          696.5           671.9
==================================================================================================

Geographic operating data follows:

                               UNITED
                               STATES
                                  AND                          LATIN         ASIA-
(Dollars in Millions)          CANADA        EUROPE          AMERICA       PACIFIC       TOTAL
================================================================================================
1993
NET SALES                     $ 534.0          347.6           91.6           92.5       1,065.7
OPERATING INCOME                 40.6           28.0           16.2            9.7          94.5
IDENTIFIABLE ASSETS             300.8          243.7           38.2           58.4         641.1

1992
Net sales                     $ 493.8          412.0           107.6          84.4       1,097.8
Operating income                 27.2           55.6            12.8           8.0         103.6
Identifiable assets             229.0          221.1            37.7          54.2         542.0

1991
Net sales                     $ 477.1          387.4           106.3          86.1       1,056.9
Operating income (loss) (A)     (16.8)          30.5             7.0           7.5          28.2
Identifiable assets             222.2          232.5            46.9          49.3         550.9
================================================================================================

   (A) Excluding the restructuring charge operating income for 1991 would have been $6,200,000 for the United States and Canada, $47,700,000 for Europe, $11,000,000 for Latin America and $8,600,000 for Asia-Pacific.

        Transfers between geographic areas are immaterial. Identifiable assets are those used in the operation of each geographic area.

        The Company's international operations may be affected by exchange controls, currency fluctuations, and laws or policies of particular countries, as well as by laws and policies of the United States affecting foreign trade and investment. Because of the diversity of Ferro's international operations, the Company does not consider that its international business, as a whole, is exposed to significant political or economic risks which are disproportionate to ordinary risks of doing business, whether domestic or international.


12. FINANCIAL
 INSTRUMENTS:


        It is Ferro's foreign exchange hedging policy to neutralize or mitigate the potentially negative effects of currency movements. It is not the policy of the Company to enter into speculative hedges for which there is no underlying exposure and whose purpose is to make speculative gains.

        The Company uses forward foreign exchange contracts and currency options to hedge its exposure to foreign currency fluctuations. The results of the hedging instruments effectively offset the results of the underlying exposure. As of December 31, 1993 and December 31, 1992, $91,900,000 and $92,400,000
(notional amounts) in hedging instruments were outstanding, respectively, the majority of which were denominated in European currencies. The maturity of the hedges is consistent with the underlying exposure, generally not in excess of one year. The market value of these instruments, had liquidation occurred at year end, is greater than the underlying basis of the instruments.

        The hedge contracts are executed with major reputable multinational financial institutions. Accordingly, the Company does not anticipate counterparty default and believes that such risk is immaterial.

        In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, ``Accounting for Certain Investments in Debt and Equity Securities,'' which becomes effective for fiscal year 1994. Under the new standard, debt securities which are classified as available-for-sale are to be carried at fair value, and unrealized holding gains or losses must be carried as a separate component of shareholders' equity. The Company's debt securities are deemed to be available-for-sale and the Company's investment guidelines require that such securities be primarily short-term. Because of the short-term nature of these securities, market value generally approximates cost, and the Company does not anticipate a material impact on its financial statements when this standard is adopted in 1994.

SELECTED FINANCIAL DATA

FERRO CORPORATION AND SUBSIDIARIES
Years ended December 31, 1983 through 1993

(Dollars in thousands except per share data
and sales per employee data)                     1993            1992            1991          1990             1989
=========================================================================================================================
OPERATING RESULTS (A)
   Net sales                                 $ 1,065,748      1,097,793      1,056,940          1,124,833       1,083,573
   Income before taxes and cumulative effect
     of changes in accounting principles          89,289         97,689         20,349             43,509          83,764
   Income taxes                                   31,784         38,861         15,532             24,090          34,016
   Net income                                $    36,955         58,828          4,817             19,419          49,748
   Income as a percent of sales before
     cumulative effect of changes in
     accounting principles                          5.4%           5.4%           0.5%               1.7%            4.6%

RETURN ON AVERAGE NET WORTH                        16.3%          18.1%           1.6%               6.4%           16.8%

PER COMMON SHARE DATA (A,B)
   Average shares outstanding                 29,472,201     29,314,494     28,821,380         29,064,517      30,972,625
   Primary net income                         $     1.13           1.90            .06                .55            1.53
   Fully diluted net income                   $     1.09           1.77            .06                .53            1.46
   Cash dividends                             $      .51            .45            .43                .43             .40
   Book value                                 $    12.32          11.92          10.67              10.77           10.20

FINANCIAL CONDITION AT YEAR-END
   Current assets                             $  411,253        414,927        405,740            386,704         408,692
   Current liabilities                           198,958        205,043        212,575            221,155         210,059
- -------------------------------------------------------------------------------------------------------------------------
     Working capital                          $  212,295        209,884        193,165            165,549         198,633
- -------------------------------------------------------------------------------------------------------------------------
   Plant and equipment                        $  538,188        497,561        511,605            519,044         446,290
   Accumulated depreciation and
      amortization                               280,367        269,998        276,885            263,114         226,268
- -------------------------------------------------------------------------------------------------------------------------
      Net plant and equipment                 $  257,821        227,563        234,720            255,930         220,022
- -------------------------------------------------------------------------------------------------------------------------
   Other assets                               $   98,820         54,055         31,465             43,029          40,417
   Total assets                                  767,894        696,545        671,925            685,663         669,131
   Long-term liabilities                          79,349         53,210         55,658             58,047          60,764
   ESOP loan guarantee                            44,076         50,897         57,229             62,649          68,020
   Deferred income taxes                          14,884         10,918          9,444             21,088          19,860
   Postretirement liabilities                     40,096             -              -                  -               -
   Other non-current liabilities                  31,734         31,504         31,732             17,122          13,359
   Shareholders' equity                       $  358,797        344,973        305,287            305,602         297,069

PLANT AND EQUIPMENT
   Capital expenditures and
      acquisitions                            $   75,037         48,761         39,005             61,408          53,471
   Depreciation                               $   33,812         33,451         32,686             30,389          27,574

EMPLOYEES
   Number (year-end)                               6,627           6,535         7,266              8,205           8,045
   Sales per employee                          $ 160,820         167,990       145,460            137,090         134,690
=========================================================================================================================

(Dollars in thousands except per share data
and sales per employee data)                          1988        1987        1986        1985       1984        1983
=====================================================================================================================
OPERATING RESULTS (A)
   Net sales                                     1,008,990     871,008     725,241     651,071      662,867    619,179
   Income before taxes and cumulative effect
     of changes in accounting principles            88,436      61,023      45,482      18,265       32,351     38,862
   Income taxes                                     41,816      29,336      21,400       9,372       15,465     19,634
   Net income                                       46,620      31,687      24,082       8,893       16,886     19,228
   Income as a percent of sales before
     cumulative effect of changes in
     accounting principles                             4.6%        3.6%        3.3%        1.4%        2.5%        3.1%

RETURN ON AVERAGE NET WORTH                           16.8%       13.1%       11.5%        4.6%        9.0%       10.9%

PER COMMON SHARE DATA (A,B)
   Average shares outstanding                   30,884,797  31,043,830  30,599,257  30,287,551  30,046,725  28,444,320
   Primary net income                                 1.51        1.02         .79         .29         .57         .67
   Fully diluted net income                              -           -           -           -          -           -
   Cash dividends                                      .31         .30         .27         .27         .27         .27
   Book value                                         9.53        8.46        7.27        6.46        6.25        6.10

FINANCIAL CONDITION AT YEAR-END
   Current assets                                  356,972     325,835     271,643     227,467     207,233     218,403
   Current liabilities                             194,171     174,577     131,605     109,521      95,398     108,708
- ---------------------------------------------------------------------------------------------------------------------
     Working capital                               162,801     151,258     140,038     117,946    111,835     109,695
- ---------------------------------------------------------------------------------------------------------------------
   Plant and equipment                             399,785     359,223     316,770     282,986    258,488     248,908
   Accumulated depreciation and
      amortization                                 202,563     187,334     163,058     137,335    122,026     116,399
- ---------------------------------------------------------------------------------------------------------------------
      Net plant and equipment                      197,222     171,889     153,712     145,651    136,462     132,509
- ---------------------------------------------------------------------------------------------------------------------
   Other assets                                     33,946      34,302      23,993      20,272     18,603      16,350
   Total assets                                    588,140     532,026     449,348     393,390    362,298     367,262
   Long-term liabilities                            63,163      64,147      68,136      68,391     60,950      55,933
   ESOP loan guarantee                                  -           -           -           -          -           -
   Deferred income taxes                            20,622      22,035      17,347      12,812     11,828      10,188
   Postretirement liabilities                           -           -           -           -          -           -
   Other non-current liabilities                    14,850      11,516       8,963       6,559      5,779       4,695
   Shareholders' equity                            295,334     259,751     223,297     196,107    188,343     187,738

PLANT AND EQUIPMENT
   Capital expenditures and
      acquisitions                                  53,753      37,339      23,839      27,050     29,364      20,252
   Depreciation                                     24,696      21,883      18,926      16,832     15,988      15,088

EMPLOYEES
   Number (year-end)                                 8,374       8,100       7,721       8,018      7,950       8,062
   Sales per employee                              120,490     107,530      93,930      81,200     83,380      76,800
=====================================================================================================================

(A) Included in 1993 is a pretax restructuring charge of $3.0 million which on an after-tax basis is $1.8 million, or $0.06 per common share. Also included in 1993 is the cumulative effect of accounting changes of $20.6 million which on an after-tax basis is $0.70 per common share. Included in 1991 is a pretax restructuring charge of $45.3 million which on an after-tax basis is $31.7 million, or $1.11 per common share. A litigation charge of $12.0 million is included in 1990 which on an after-tax basis is $7.9 million, or $0.27 per common share. Excluding the charges in 1991 and 1990, net income for 1991 would have been $36.5 million, or $1.17 per common share, and net income for 1990 would have been $27.3 million, or $0.82 per common share.

(B) Primary earnings per common share are calculated on a weighted average of common and common equivalent shares. Net income per common share for 1988 and prior periods is based on average shares outstanding during the year. Fully diluted earnings per share further reflect the potential dilution of the assumed conversion of the convertible preferred shares (issued in 1989)
into common shares. Book value is based on outstanding common shares and net worth at the end of the year.  Outstanding common shares and per share data are adjusted to reflect the 2-for-1 stock split in August 1987,
3-for-2 stock split in August 1989 and 3-for-2 stock split in August 1992.
                                                                                                                  37

 QUARTERLY DATA

(UNAUDITED)

(Dollars in Thousands Except Per Share Data)                              EARNINGS (LOSS) PER
                                                                            COMMON SHARE              DIVIDENDS         COMMON
                                                        NET          ------------------------           PER             STOCK
                        NET             GROSS          INCOME/                          FULLY         COMMON            PRICE
      QUARTER          SALES           PROFIT          (LOSS)          PRIMARY         DILUTED         SHARE            RANGE
===================================================================================================================================
1993(A) 1          $   257,036         68,722          (7,428)        (.28)           (.28)           .120           $34.75 -26.875
        2              279,717         73,559          13,597          .43             .41            .120            32.375-26.125
        3              263,697         67,585          14,988          .48             .45            .135            34.25 -28.50
        4              265,298         71,985          15,798          .51             .48            .135            33.875-29.75
- -----------------------------------------------------------------------------------------------------------------------------------
        Total       $1,065,748        281,851          36,955         1.13            1.09            .51
===================================================================================================================================
1992    1           $  272,610         69,271          12,925          .42             .39            .107           $30.00 -24.00
        2              291,948         77,735          14,740          .47             .44            .107            31.50 -25.625
        3              272,030         69,857          14,796          .48             .44            .120            30.875-24.375
        4              261,205         70,982          16,367          .53             .50            .120            28.75 -23.50
- -----------------------------------------------------------------------------------------------------------------------------------
        Total       $1,097,793        287,845          58,828         1.90            1.77            .45
===================================================================================================================================

Primary earnings per common share are calculated using a weighted average of common and common equivalent shares.
Per share data is adjusted to reflect the three-for-two stock split in August 1992.
The common stock of the Company is listed on the New York Stock Exchange. Ticker symbol: FOE.
At January 31, 1994, the Company had 3,099 holders of its common stock.
The Company's fully diluted earnings per share in 1993 differ from the total of the quarterly amounts because of the effect of antidilutive securities in the second and fourth quarter calculations.
(A) Included in 1993 is an after-tax charge of $20,550 for the cumulative effect of changes in accounting for postretirement benefits and income taxes. Excluding this charge, net income for 1993 would have been $57,505, or $1.83 per common share primary and $1.73 per common share fully diluted.

                                38