Form 10-K, Exhibit 13
FERRO CORP
filed 1995-03-27
CIK 35214

EXHIBIT 13


                                                         FERRO AT A GLANCE

SPECIALTY COATINGS, COLORS AND CERAMICS

                PRODUCTS                                TYPICAL APPLICATIONS
-----------------------------------------------------------------------------------------------------------------------------------
COATINGS        Glaze Frit                              Floor and wall tile, sanitaryware, tableware, artware and roof tiles.

                Porcelain Enamel Frit                   Appliances, water heaters, plumbing fixtures and architectural coatings.

                Organic Powder Coatings                 Appliances, automotive parts, lighting fixtures, leisure furniture, toys and recreational vehicles.
-----------------------------------------------------------------------------------------------------------------------------------
COLORS          Complex Inorganic Color Pigments        Pigments for paints, military camouflage materials, automotive components, vinyl house siding and plastic colorants.  Glaze and body stains for floor and wall tile, sanitaryware, tableware and artware. Ceramic and plastic color applications which require heat, light or weather stability, including porcelain enamel colors for appliances, architectural panels and sanitaryware.

                Decorating Products                     Enamels for automotive glass, appliance control panels, architectural spandrels, glass beverage and cosmetic containers.
                                                        Decoration on dinnerware and other ceramic applications.

                Forehearth Colors                       Glass beverage and cosmetic containers, tableware, cookware, architectural flat glass and building blocks.
-----------------------------------------------------------------------------------------------------------------------------------
CERAMICS        Ceramic Powders                         Precision polishing of ophthalmic lenses, television picture tubes and crystal.

                Kiln Furniture                          Used during the firing process to carry ceramic shapes, including sanitaryware, dinnerware, floor and wall tile, brick, electrical porcelain, capacitors, grinding wheels and hobbyware.

                Porous Ceramics                         Sewage treatment and chemical processes, filtration, air gravity conveying systems, fluidizing, electrolytic diaphragms, inking pads, vacuum plates, sampling tubes, soil testing, liquid dispersion, metering and venting for batteries, storage tanks and instrumentation.

                Wear-Resistant Ceramics                 Lining for various material handling equipment.

                Grinding Media and Mill Linings         Particle size reduction or dispersion for minerals and coatings for floor and wall tile, sanitaryware, dinnerware, paint and chemical industries.


                Custom Technical Ceramics               Nozzles, aircraft engines, automotive control valves, specialty cores for bowling balls, mineral and chemical handling equipment, wear and corrosion-
                                                        resistant surfaces.
-----------------------------------------------------------------------------------------------------------------------------------
ELECTRONIC      Electronic Ceramics                     Multilayer capacitors and varistors.
MATERIALS
                Thick Film Pastes, Organic Binder       Microelectronic circuitry and ceramic components used in a wide range of
                Systems and Electronic Glasses          applications including high-performance radar, photovoltaic cells, surge protection for telecommunications systems, automotive control circuits, semiconductor packaging and many others.

                Ceramic Coated Substrates               Circuit board applications subject to heat, vibration and hostile atmospheric conditions.
-----------------------------------------------------------------------------------------------------------------------------------
                                                        SPECIALTY PLASTICS
PLASTIC         Color Concentrates                      Colors for plastics used in appliances, furniture, power tool housings,
COLORANTS                                               tableware, cups, automotive functional parts and decorative trim.

                Engineering Colors                      Concentrates for engineering resins.

                Specialty Colored Compounds             Specialty colors in rubber modified thermoplastics.
-----------------------------------------------------------------------------------------------------------------------------------
FILLED AND      Polypropylene Compounds                 Appliances, furniture, power tool housings, liquid handling products and
REINFORCED                                              automotive functional parts.
PLASTICS
                Engineering Thermoplastics              Applications requiring high-strength, high-performance plastics, such as automotive and leisure products.

                Specialty Polyolefin Alloys             Medical disposables and packaging, including tubing, catheters and solution containers.
-----------------------------------------------------------------------------------------------------------------------------------
LIQUID COATINGS Gelcoats                                Sanitaryware, boats, recreational vehicles and truck trailers.
AND DISPERSIONS
                Color Dispersions                       Urethane carpet padding, business machine housings, fiberglass chairs and epoxy floor coatings.

                Liquid Color                            Colors for plastics used in appliances, furniture, power tool housings, tableware, cups, automotive functional components and decorative trim.
-----------------------------------------------------------------------------------------------------------------------------------
                                                         SPECIAL CHEMICALS
POLYMER         Heat Stabilizers                        Vinyl floor tile, wall coverings, automotive instrument panels, coated
ADDITIVES                                               fabrics, roofing membranes and wire/cable.

                Light Stabilizers                       Indoor/outdoor carpeting, automotive components, agricultural film, toys and lawn furniture.

                Antimicrobials                          Pool covers, shower curtains and other flexible vinyl products.

                Rubber Chemicals                        Tires, adhesives and elastic thread.

                Epoxy Plasticizers                      Refrigerator gaskets, food wrap, film and medical tubing.

                Flame Retardants                        Electrical and electronic applications, including appliances, business machines, computers and home entertainment systems.
-----------------------------------------------------------------------------------------------------------------------------------
FUEL ADDITIVES                                          Automotive engine oils
AND FRICTION
MODIFIERS
-----------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL      Solvents, Catalysts, Stabilizers        Synthesis of pharamaceutical and agrichemical-active compounds.
CHEMICALS                                               Electrolytic solutions, rubber and paper applications, engineering polymers.
-----------------------------------------------------------------------------------------------------------------------------------
METALWORKING                                            Industrial lubricants and grease
LUBRICANTS
-----------------------------------------------------------------------------------------------------------------------------------

                                                              Five-A

                     A HISTORY OF EXPANDING CAPABILITIES


FERRO FOCUSES
MARKETING ON CORE COMPETENCE

        Since 1919, Ferro has demonstrated the ability to build successful, interrelated businesses around a basic core competency' - the custom formulation and production of specialty materials. Today, this competency relies on expertise in eight fundamental technologies: formulation, synthesis, mixing/ processing, deposition/rheology, particle science and technology, environmental science, material characterization and color.

        The Company we know today, Ferro Corporation, actually began as a collaboration between two separate entrepreneurial entities. The Ferro Enameling Company was formed in 1919 by Harry Cushman and Ray Williams to manufacture and apply porcelain enamel frit to customers' components. Ferro Enamel & Supply Company was created one year later by Robert Weaver to provide engineering services to Ferro Enameling, as well as to market frit. Frit is a complex glass formulated to produce either porcelain enamel frit for metal applications or glaze frit for ceramic products.

        To survive the Great Depression, the two companies merged in 1930. From the porcelain enamel frit business, Ferro soon expanded into producing ceramic glaze frit, kiln furniture to support ceramic ware during the firing process, and inorganic color pigments. After World War II, Ferro began to grow dramatically, when its porcelain enamel - the preferred finish on kitchen appliances - was needed to meet the huge pent-up consumer demand for appliances.

        In the period between the 1940s and the 1970s, Ferro acquired a number of specialty ceramics and chemical companies, while developing colorants for plastics based on the Company's color technology expertise. The chemical acquisitions primarily produced additives to enhance the properties of plastics.

        Anticipating the growing demand for powder coatings, which have distinct environmental advantages over liquid paint equivalents, Ferro acquired a German powder coatings business in the early 1970s. The Company also acquired its filled and reinforced thermoplastics compounding business and the first electronic material business during the '70s.

        Although the core competency is well established, Ferro has undergone considerable restructuring in recent years to focus on specialty materials businesses with the potential to meet corporate objectives for growth and profitability. Management defines Ferro's core businesses as coatings, colors and ceramics; chemicals; and plastics.

        The Company has made important acquisitions in recent years to bolster the ceramic glaze, color, powder coatings, specialty ceramics, electronic materials and plastics businesses.

                                    Seven

        In addition, the management structure has been reorganized to better focus corporate resources, enabling many business units to achieve considerable internal growth. Ferro now holds the number-one or number-two position in the vast majority of markets served.

        Ferro's core competence in specialty materials provides a solid foundation for marketing products to industrial customers serving the building and renovation, major appliance, household furnishings, transportation, industrial products, packaging and leisure markets.

GLOBAL NETWORK REFLECTS OPPORTUNITIES

        By the end of its first decade of operation, Ferro already had a global presence, exporting frit to Canada and England and manufacturing in Holland to supply Europe. The Company began producing frit in England in the 1930s and soon expanded operations into France, Brazil, Argentina and Australia.

        Ferro's global network grew substantially in the decades following World War II. Typically, the Company's approach was to initiate sales of frit in a country or region and follow with production facilities when the market was sufficiently developed. Often, Ferro formed joint ventures in conjunction with a partner familiar with the local market. Over time, many overseas plants expanded and began producing a complete line of Ferro products.

        Applications for Ferro products vary considerably by geographic market. For example, in the United States, paints and plastics are the largest users of its color pigments, while in most countries abroad the ceramic market is the largest consumer. The appliance and automotive markets are the largest users of Ferro's powder coatings in the United States, yet the general industrial market - lawn furniture and lighting fixtures - is the largest powder coatings user in Europe.

        Over the years, the Company has benefited from the transfer of technology between various geographic locations. Ferro is organized to emphasize the global performance of each business unit, while remaining close to customers through local or regional facilities. Ferro's global perspective becomes more important than ever as geographic barriers are eliminated and industries centralize in locations with cost advantages. Ferro anticipates substantial growth in the decades ahead for many of its businesses in the developing economies, especially those of Asia-Pacific.

        Ferro's international operations also provide a training ground for Ferro's future leadership as managers gain a global perspective through assignments in a variety of countries.

                                     Nine

TECHNICAL SERVICE MEETS CUSTOMER NEEDS

        Throughout its history, the Company has worked closely with customers to help them achieve the desired results when using Ferro materials. For example, in the 1920s, Ferro started the first trade publication devoted exclusively to porcelain enameling and published a book entitled The Technique of Porcelain Enameling.

        Today, in the wake of corporate downsizing, restructuring and re-engineering, customers are relying on suppliers such as Ferro for product and process innovation and technical research. Meeting that demand requires Ferro's technical service staff to set clear priorities and be focused on the customers' markets.

        Ferro's technical capabilities range from doctorates in chemistry and physics to process and ceramic engineers. Each Ferro facility has its own technical service staff, whose members draw on Ferro's global resources to improve customers' products and production processes.

        In addition to technical service laboratories, Ferro operates a new powder coatings research and development center in Cleveland, Ohio. This world-class center is the most modern and comprehensive powder coatings research and development facility in the world. Ferro's Corporate Research Center in Independence, Ohio, provides primary research and technical support for core technologies throughout the world.

INNOVATION IN CORE TECHNOLOGIES

        Ferro's tradition of core technology innovation dates back to the 1920s. Co-founder Harry Cushman funded graduate research that pioneered a scientific understanding of the chemical reactions occurring during the production of frit so Ferro could develop physical and chemical controls for optimum manufacturing conditions. Glenn McIntyre, the graduate student who completed these studies at Western Reserve University in Cleveland, later became Ferro#s first vice president of research.

        Over the years, Ferro has continually improved the performance of its products and the efficiency of processes for its industrial customers. Ferro developed coatings for continuous-clean household ovens in the late 1960s and more recently has pioneered the development of leadless and heavy-metal-free glazes and decoration enamels for dinnerware and glass products.

        Ferro gains competitive advantage from research and development. For example, many companies produce powder coatings, but only a few conduct significant research. Among a number of important new powder coatings products and processes developed in 1994, Ferro introduced a new line of polymer alloy powder coatings for the appliance industry that outperforms conventional materials at a significantly lower applied cost. Ferro's chemicals business

                                    Eleven
developed several new plastics additives, as well as proprietary technology for both products and processes used to produce chemicals for fuel additives. The plastics business has new polymer alloy compounds that provide excellent processing properties while reducing overall costs.

        Ferro has invested considerable effort and resources in research in recent years. The result is a concurrent development process that uses multi-functional teams. Representatives from marketing, operations, research and purchasing, and even customers, work simultaneously to hasten the development process. Ferro's capabilities in research and development remain one of the Company's greatest strengths.

MANUFACTURING EXPERTISE PROVIDES COMPETITIVE ADVANTAGES

        Ferro's "check-in-circle" insignia was introduced in 1921, two years after the Company's founding. By the end of its first decade, Ferro already had a well-established reputation for excellence and quality in products and service. The long-term quality reputation provides a competitive advantage to manufacturing operations. Responding quickly to market demand is a hallmark of the Company's operations, which have earned quality awards from many major customers in the automotive, appliance and chemical industries.

        Ferro continues to make major improvements in its operations in order to remain a low-cost producer of specialty materials. An example is the development of a new scheduling logic that enables the plastics operations to respond more efficiently to customers' orders and delivery requirements. As a result, over the past two years, Ferro's Plymouth, Indiana facility reduced the order cycle time while increasing volume 60 percent. Ferro's manufacturing operation in Spain was re-engineered in 1994 to be one of the most efficient and modern powder coatings plants in the world. Further, a recent glaze frit acquisition in Italy was re-engineered to conform with Ferro's manufacturing techniques, resulting in a 35 percent increase in production.

        Ferro is exploiting technological synergies among its businesses. The Company formed core-technology teams to share processing expertise among the business units. In addition, a major factor in controlling costs includes product lines sharing material requirements and a centralized purchasing program for key raw materials.

        ISO 9000 certification remains a key integrating concept for Ferro's Total Quality Management program. Over 80 percent of the Company's facilities worldwide are ISO-certified.

        Ferro is a charter member of Responsible Care(R), a program of the Chemical Manufacturers Association to continuously improve health, safety and environmental performance within the industry. The program is intended to be particularly sensitive and responsive to public concerns.

                                   Thirteen

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

                          1994 RESULTS OF OPERATIONS

        The Company posted record annual sales of $1.194 billion, with increases in all segments and all geographic regions. The variety of products sold by the Company makes it difficult to determine with certainty the increases or decreases in sales resulting from changes in the volume of products sold and selling prices. However, management's best estimate of volume and selling price changes, as well as changes in other factors affecting total changes in net sales are: volume and acquisitions, 13%; currency, 0%; price/mix, 1%; and divestitures, (2%).

        Net earnings were $47.4 million, or $1.52 per common share (primary), compared with the $57.5 million, or $1.83 per common share (before the cumulative effect of changes in accounting principles) earned in 1993.

        The primary reasons for the decline in net earnings were: slower than anticipated assimilation of the domestic powder coatings business acquired from ICI in 1993; loss of volume of fuel additive business in the chemicals segment; increases in raw material costs, largely in the second half of the year, the size and frequency of which at times outpaced the Company's ability to pass on price increases to customers; and continued pricing pressures in Europe, primarily in the ceramic glaze business.

        Pricing pressures and increased raw material costs were primarily responsible for the decline in gross margin from 26.4% of sales to 24.9%.

        Worldwide operating income of $85.7 million declined from the $94.5 million earned in 1993 because of the gross margin items mentioned above, as well as increases in selling, general and administrative expenses, most of which are associated with the full-year impact of acquisitions and increases in research and development expenditures. Operating profit improved in Europe and Asia-Pacific. Segment operating profit improved slightly for Coatings, Colors and Ceramics, but declined in the other segments.

        Interest earned decreased primarily because of the reduction in cash and marketable securities used to finance the repurchase of the Company's common stock.

        Equity in net earnings of affiliates decreased due to continued unfavorable business conditions in markets served by the Turkish affiliate. Slow development of market penetration in Thailand continued.

        Foreign currency loss of $0.5 million compared with a $2.7 million gain in 1993 because of the effects of a weaker U.S. dollar and lower translation gains in Brazil.

        The effective tax rate increased slightly from the 1993 rate of 35.6% to 36.2%.

                        COATINGS, COLORS AND CERAMICS

        Led by volume increases in powder coatings and colorants and pigments, and double-digit increases in all geographic regions except Latin America, sales increased 15% to $710.3 million.

        Operating profit increased slightly, despite the price pressures experienced in international ceramic glaze markets. Additionally, the 1993 operating profit included a $3.0 million one-time charge associated with an acquisition in powder coatings.

                                   PLASTICS

        Plastics sales of $267.1 million were 8% greater than those of 1993, largely due to volume increases in the United States, though each geographic region did post higher revenues.

        Operating profit declined, because in some instances raw material cost increases outpaced the Company's ability to increase selling prices to customers. During 1994, the Company divested its plastics business in Australia and New Zealand, a business which had contributed to profit in 1993.


                                   Fourteen

                                  CHEMICALS

Chemicals sales rose 7% to $216.8 million, despite having experienced a significant setback in the domestic fuel additive business from a major customer whose business had decreased. Sales increases in other domestic product lines and in Europe and Asia-Pacific more than offset the decline in domestic fuel additives.

        The loss of the fuel additive volume and tankage facility clean-up costs incurred during the year were the major reasons for the decline in operating profit from last year.

                          1993 RESULTS OF OPERATIONS

The Company performed well in 1993 compared with 1992 despite very poor economic conditions in Europe. Excluding a $1.8 million after-tax charge related to the acquisition of ICI's European and North American powder coatings business and a net after-tax charge of $20.6 million for required accounting changes, 1993 net earnings were comparable with those of the record established in 1992.

        Net earnings before the above charges were $59.3 million, or $1.89 per common share (primary), compared with net earnings of $58.8 million, or $1.90 per common share in 1992. Net earnings after the above charges were $36.9 million, or $1.13 per common share.

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

        Interest earned decreased because of the reduction in cash and marketable securities utilized to finance acquisitions.

        Equity in net earnings of affiliated companies declined because of divestitures of non-core businesses, unfavorable business conditions in the markets served by the Turkish affiliate, and slower than anticipated penetration of developing markets in Thailand.

        Foreign currency transaction gains during 1993 were $2.7 million, 31% less than the $4.0 million gain recorded for 1992, largely attributable to lower translation gains in Brazil.

        The effective tax rate declined from 39.8% to 35.6%, reflecting effective worldwide tax planning, utilization of tax loss carryforwards and the impact of various tax law changes.

        The Company adopted changes in accounting required by the Financial Accounting Standards Board associated with accounting for postretirement benefits other than pensions and accounting for income taxes. The after-tax effect of these accounting changes was a net charge of $20.6 million. See Notes to Consolidated Financial Statements for additional information.

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

                                   Fifteen

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

        Significant contributors to the profitability of the chemicals business in 1993 were payments received from certain customers in settlement of contractual obligations. Operating profit improved $2.6 million.

                                 OTHER ITEMS

                                ENVIRONMENTAL

During 1994, the Company signed an Agreed Order with the Indiana Department of Environmental Management and the Hammond Department of Environmental Management, settling the agencies' claims that the Keil Chemical facility had violated various air emission regulations. Subject to satisfactory compliance with the terms of the Agreed Order, the United States Environmental Protection Agency has concluded its Notice of Violations against the Keil Chemical facility. Under the Agreed Order, the Company was required to pay a civil cash penalty of $1.5 million; to construct a supplemental environmental project, estimated to cost approximately $1.5 million; and to reduce air emissions to reach compliance with federal and state air emission regulations under compliance schedules as contained in the Agreed Order.

        During 1993, the Company became involved in environmental claims regarding Keil Chemical. As stated above, one such claim has been settled. In the other claim, the Company has been named as one of several defendants, including three local municipalities, one local government agency (a sewer district) and four other area industrial concerns in a suit filed by the United States Environmental Protection Agency alleging violation of the Clean Water Act and the River and Harbors Act. The suit alleges violation of pretreatment requirements for removal of pollutants prior to discharge of wastewater into the Grand Calumet and Little Calumet Rivers. Relief sought includes orders to comply with environmental regulations, civil penalties, and contribution to the cost of removing contaminated sediments from the west branch of the Grand Calumet River. The Company believes it is in substantial compliance with applicable law and intends to vigorously defend this litigation. However, the Company will also explore settlement possibilities, and if it is more economical to settle than to defend, the Company will pursue that course of action.

        Additionally, governmental agencies have identified several disposal sites for cleanup under Superfund and similar laws to which the Company has been named a Potential Responsible Party (PRP). The Company is participating in the cost of certain cleanup efforts. However, the Company's share of such costs has not been material.

        The Company does not expect its environmental liabilities to have a material adverse impact on its financial condition or results of operations.


                                   Sixteen

                                INTERNATIONAL

During the course of 1994, commencing about mid-year, European operations posted improvements in revenues and operating earnings over the prior year, the results of which are reflected in the 15% increase in revenues and the 14% increase in operating earnings.

        Macroeconomic conditions in Europe were quite depressed throughout 1993, as evidenced by the 16% decline in revenues and the 49% decline in operating earnings.

                              ACCOUNTING CHANGES

The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," as of January 1, 1994. The Company provides certain postemployment benefits to certain former and inactive employees. The incremental cost of adopting this standard was insignificant to the year of adoption and on an ongoing basis.

        The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994. Under the new standard, debt securities which are classified as available-for-sale are to be carried at fair value, and unrealized holding gains or losses must be carried as a separate component of shareholders' equity. The Company's debt securities are deemed to be available-for-sale and the Company's investment guidelines require that such securities be primarily short-term. Because of the short-term nature of these securities, market value generally approximates cost, and the Company experienced no material impact on its financial statements in 1994.

                        ACQUISITIONS AND DIVESTITURES

During 1994, the Company acquired Diamonite Products from W. R. Grace & Company. Diamonite, located in Shreve, Ohio, manufactures custom ceramic products for the automotive, aerospace, electronics, metalworking, textile and power generation industries.

        In April 1994, the Company signed agreements with Guangdong Fotoa
Group Co. Ltd. to establish a joint venture with the People's Republic of China to manufacture and market ceramic frit, glazes, colors and grinding media. Ferro will hold a majority interest of 60%. It is expected that the new company will be operational in 1996.

        The Company aquired the North American and European powder coatings business of Imperial Chemical Industries (ICI) in April 1993, and with this aquisition became one of the largest powder coatings producers in the world. Bayer S.p.A's ceramic frit and color business in Italy was aquired in June 1993 and enhanced the Company's already strong presence in the very significant Italian ceramic marketplace. In October 1993, the Company aquired the binder and ink business, previously known as the MSI Materials Division of Palomar-MSI, Inc., from Electro Scientific Industries, Inc. These aquisitions added approximately $100.0 million annually to the Company's revenue base. See note 6 to Consolidated Financial Statements.

        The Company sold or discontinued operations representing annual sales of approximately $30 million, $15 million and $50 million in 1994, 1993 and 1992, respectively. The largest of these were the 1994 sale of the plastics business located in Austrailla and new Zealand, representing approximately $30 million in annual sales and the 1992 sale of the Foundry Products and Steel Mill Products business, representing approximately $34 million in annual sales. The result of these operations were not material to Ferro.


                                  Seventeen

                       LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations was again a strong source of funds in 1994, permitting the Company to meet financial obligations, while repurchasing approximately 1.5 million shares of Ferro common stock and providing for significant capital expenditures. Cash flow from operating activities amounted to $81.8 million in 1994 versus $62.0 million in 1993. This increase in cash from operating activities was largely attributable to the reduction in income taxes paid versus 1993. Additionally, net reductions in other working capital items produced added cash from operations.

        Cash used for financing activities was primarily affected by the purchase of treasury stock. The Company purchased 1,492,900 shares of common stock during 1994 under the stock purchase plan. It did not purchase any shares of common stock under the stock purchase program in 1993. In 1992, the Company purchased 91,100 shares.

        Capital expenditures for plant and equipment were $59.7 million in 1994, $43.7 million in 1993 and $44.8 million in 1992. Information concerning these expenditures by business segment can be found on page 30. Capital expenditures for 1995 are estimated to be $76.0 million.

        In 1993, the Company issued $25.0 million of 7 5/8% debentures with a 20-year maturity under a Shelf Registration originally filed with the Securities and Exchange Commission in August 1992. Accordingly, $75.0 million of the original $100.0 million remains available under the Shelf Registration. This registration will enable the Company to access the public debt market if advantageous opportunities should present themselves and is intended to be used for general corporate purposes.

        Common stock cash dividends were paid at the rate of $0.54 and $0.51 per share in 1994 and 1993, respectively. The common stock cash dividend was increased by 12.5% during 1993 to an annual payout of $0.54 per common share. See page 34 for additional dividend data.

        The Company's financial condition remains strong and the Company has the resources necessary to meet future anticipated funding requirements. In addition to cash flow from operations, the Company has sufficient unused debt capacity, including an unused $150.0 million line of credit, to finance its ongoing capital requirements and to take advantage of acquisition opportunities.

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


                                   Eighteen

                                                 CONSOLIDATED STATEMENTS OF INCOME
                                                Ferro Corporation and Subsidiaries

                                                                                               (Dollars in Thousands)
Years ended December 31, 1994, 1993 and 1992                                            1994            1993            1992
===================================================================================================================================
NET SALES                                                                            $1,194,247       1,065,748       1,097,793

COST OF SALES                                                                           896,587         783,897         809,948
SELLING, ADMINISTRATIVE AND GENERAL EXPENSE                                             211,983         184,372         184,198
RESTRUCTURING CHARGE                                                                      ---             3,000           ---
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      1,108,570         971,269         994,146
-----------------------------------------------------------------------------------------------------------------------------------
    OPERATING INCOME                                                                     85,677          94,479         103,647
-----------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME
  Interest earned                                                                         3,778           4,654           6,224
  Equity in net earnings (losses) of affiliated companies                                (1,143)            770           2,707
  Foreign currency transaction gains (losses)                                              (508)          2,743           3,997
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          2,127           8,167          12,928
OTHER CHARGES
  Interest expense                                                                       10,933          10,081           9,227
  Miscellaneous/net                                                                       2,565           3,276           9,659
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         13,498          13,357          18,886
-----------------------------------------------------------------------------------------------------------------------------------
    INCOME BEFORE TAXES AND CUMULATIVE EFFECT
      OF CHANGES IN ACCOUNTING PRINCIPLES                                                74,306          89,289          97,689
INCOME TAXES                                                                             26,912          31,784          38,861
-----------------------------------------------------------------------------------------------------------------------------------
    INCOME BEFORE CUMULATIVE EFFECT OF CHANGES
      IN ACCOUNTING PRINCIPLES                                                           47,394          57,505          58,828
CUMULATIVE EFFECT OF CHANGES IN
  ACCOUNTING PRINCIPLES FOR
    Postretirement benefits, net of tax                                                    ---          (23,603)          ---
    Income taxes                                                                           ---            3,053           ---
===================================================================================================================================
    NET INCOME                                                                           47,394          36,955          58,828
    DIVIDEND ON PREFERRED STOCK, NET OF TAX                                               3,583           3,524           3,150
    NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                                          43,811          33,431          55,678
===================================================================================================================================
PER COMMON SHARE DATA
  Before cumulative effect of accounting changes
    Primary earnings                                                                       1.52            1.83            1.90
    Fully diluted earnings                                                                 1.45            1.73            1.77
  After cumulative effect of accounting changes
    Primary earnings                                                                       1.52            1.13            1.90
    Fully diluted earnings                                                                 1.45            1.09            1.77
===================================================================================================================================



See accompanying notes to consolidated financial statements.



                                   Nineteen

                                                    CONSOLIDATED BALANCE SHEETS
                                                Ferro Corporation and Subsidiaries


                                                                                                      (Dollars in Thousands)
December 31, 1994 and 1993                                                                             1994            1993
===================================================================================================================================
                                                              ASSETS
CURRENT ASSETS
  Cash including cash equivalents                                                                   $ 19,822          25,116
  Marketable securities                                                                                ---            38,335
  Trade notes and accounts receivable, after deduction of
    $7,129 in 1994 and $6,464 in 1993 for possible losses                                            217,889         175,826
  Inventories (note 2)                                                                               142,133         128,736
  Other current assets                                                                                35,571          43,240
-----------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                             415,415         411,253
OTHER ASSETS
  Investments in affiliated companies                                                                  8,923          10,096
  Unamortized excess of cost over net assets acquired                                                 50,629          53,988
  Sundry other assets                                                                                 37,820          34,736
-----------------------------------------------------------------------------------------------------------------------------------
    Total other assets                                                                                97,372          98,820
PLANT AND EQUIPMENT
  Land                                                                                                14,989          14,914
  Buildings                                                                                          135,282         126,981
  Machinery and equipment                                                                            451,323         396,293
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     601,594         538,188
  Less accumulated depreciation and amortization                                                     313,005         280,367
-----------------------------------------------------------------------------------------------------------------------------------
    Net plant and equipment                                                                          288,589         257,821
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $801,376         767,894
==================================================================================================================================
                                               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes and loans payable (note 3)                                                                  $ 18,752          19,301
  Accounts payable, trade                                                                            120,308          97,247
  Income taxes payable                                                                                 8,553           5,957
  Accrued payrolls                                                                                    15,553          15,917
  Accrued expenses and other current liabilities                                                      65,170          60,536
-----------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                        228,336         198,958
LONG-TERM LIABILITIES, less current portion (note 3)                                                  77,611          79,349
ESOP LOAN GUARANTEE (note 3)                                                                          37,503          44,076
POSTRETIREMENT LIABILITIES (note 9)                                                                   42,076          40,096
OTHER NON-CURRENT LIABILITIES                                                                         49,106          46,618
SHAREHOLDERS' EQUITY (notes 4 and 5)
  Serial convertible preferred stock, without par value. Authorized 2,000,000
    shares; 1,520,215 shares issued                                                                   70,500          70,500
  Guaranteed ESOP obligation                                                                         (37,503)        (44,076)
  Common stock, par value $1 per share. Authorized 150,000,000 shares
    in 1994 and 75,000,000 shares in 1993; 31,549,083 shares issued                                   31,549          31,549
  Paid-in capital                                                                                     10,233           9,760
  Earnings retained in the business                                                                  396,969         368,590
  Foreign currency translation adjustment                                                            (24,020)        (29,121)
  Other                                                                                               (1,550)         (3,690)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     446,178         403,512
  Less cost of common stock held in treasury, 3,722,464 shares in 1994 and
    2,413,091 shares in 1993                                                                          74,207          40,571
  Less cost of convertible preferred stock held in treasury, 112,717 shares in 1994
    and 89,355 shares in 1993                                                                          5,227           4,144
-----------------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                                       366,744         358,797
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $801,376         767,894
==================================================================================================================================

See accompanying notes to consolidated financial statements.


                                    Twenty

                                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                Ferro Corporation and Subsidiaries

December 31, 1994, 1993 and 1992
                                                                                FOREIGN     COMMON  PREFERRED            TOTAL
                                    GUARANTEED                                 CURRENCY      STOCK      STOCK            SHARE-
                         PREFERRED        ESOP  COMMON   PAID-IN   RETAINED TRANSLATION    HELD IN    HELD IN          HOLDERS'
(DOLLARS IN THOUSANDS)       STOCK  OBLIGATION   STOCK   CAPITAL   EARNINGS  ADJUSTMENT   TREASURY   TREASURY   OTHER   EQUITY
===================================================================================================================================
BALANCES AT
DECEMBER 31, 1991         $70,500    (57,229)   21,033   20,070     307,391     (4,866)   (50,028)   (1,584)            305,287
Net income                                                           58,828                                              58,828
Cash dividends:
 Common stock                                                       (13,088)                                            (13,088)
 Preferred stock                                                     (4,772)                                             (4,772)
Federal tax benefits                                                  1,622                                               1,622
Transactions involving
 benefit plans                         6,332               (217)                            8,474              (1,081)   13,508
Foreign currency
 translation adjustment                                                        (12,751)                                 (12,751)
Three-for-two stock split                       10,516  (10,516)                                                          ----
Cash paid in lieu of
 fractional shares                                          (14)                                                            (14)
Purchase of treasury
 stock                                                                                     (2,351)   (1,296)             (3,647)
---------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1992          70,500    (50,897)   31,549    9,323     349,981    (17,617)   (43,905)   (2,880)   (1,081)  344,973
Net income                                                           36,955                                              36,955
Cash dividends:
 Common stock                                                       (14,822)                                            (14,822)
 Preferred stock                                                     (4,675)                                             (4,675)
Federal tax benefits                                                  1,151                                               1,151
Transactions involving
 benefit plans                         6,821                437                             3,334              (2,609)    7,983
Foreign currency
 translation adjustment                                                        (11,504)                                 (11,504)
Purchase of treasury
 stock                                                                                               (1,264)             (1,264)
---------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1993          70,500    (44,076)   31,549    9,760     368,590    (29,121)   (40,571)   (4,144)   (3,690)  358,797
Net income                                                           47,394                                              47,394
Cash dividends:
 Common stock                                                       (15,443)                                            (15,443)
 Preferred stock                                                     (4,598)                                             (4,598)
Federal tax benefits                                                  1,026                                               1,026
Transactions involving
 benefit plans                         6,573                473                             3,425               2,140    12,611
Foreign currency
 translation adjustment                                                          5,101                                    5,101
Purchase of treasury
 stock                                                                                    (37,061)   (1,083)            (38,144)
---------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1994         $70,500    (37,503)   31,549   10,233     396,969    (24,020)   (74,207)   (5,227)   (1,550)  366,744
=================================================================================================================================

See accompanying notes to consolidated financial statements.


                                                            Twenty-One

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                      Ferro Corporation and Subsidiaries

                                                                                                     (Dollars in Thousands)
Years ended December 31, 1994, 1993 and 1992                                                  1994            1993           1992
=================================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                                                 $47,394          36,955         58,828
   Adjustments to reconcile net income to net cash provided by operating activities
          Depreciation and amortization                                                     42,704          38,257         34,622
          Change in deferred income taxes                                                     (202)        (11,520)         1,474
          Effect of accounting change for postretirement benefits                               --          37,764             --
          Other non-cash items                                                               1,546            (139)        (1,055)
          Changes in current assets and liabilities, net of effects of acquisitions
             Trade notes and accounts receivable                                           (39,378)        (11,131)        13,770
             Inventories                                                                   (12,678)        (20,602)        10,594
             Other current assets                                                           10,961           4,092         (3,334)
             Accounts payable trade                                                         22,204           8,026        (10,609)
             Accrued expenses and other current liabilities                                  5,681         (14,605)        (2,463)
          Other operating activities                                                         3,613          (5,137)          (251)
---------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM OPERATING ACTIVITIES                                                 81,845          61,960        101,576
CASH FLOW FROM INVESTING ACTIVITIES
          Proceeds from sale of equipment                                                    2,885           1,687          2,943
          Capital expenditures for plant and equipment                                     (59,700)        (43,711)       (44,759)
          Proceeds from divestitures                                                         3,151           5,048         17,548
          Acquisition of companies, net of cash acquired                                    (9,176)        (75,456)       (26,809)
          Transactions with affiliated companies                                               126           2,036          1,356
          Change in marketable securities, net                                              38,335           9,774        (16,497)
          Other investing activities                                                        (2,249)         (1,240)        (1,422)
---------------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                                     (26,628)       (101,862)       (67,640)
CASH FLOW FROM FINANCING ACTIVITIES
          Net borrowings (payments) under short-term lines                                    (549)         (1,308)         2,223
          Proceeds from long-term debt                                                           --         25,962            992
          Principal payments on long-term debt                                              (2,070)         (1,245)        (2,618)
          Proceeds from sale of stock                                                        2,780           3,109          3,716
          Purchase of treasury stock                                                       (38,144)         (1,264)        (3,647)
          Cash dividends paid to minority shareholders of subsidiaries                        (701)           (312)          (459)
          Cash dividends paid                                                              (20,041)        (19,497)       (17,860)
---------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES                                     (58,725)          5,445        (17,653)
Effect of Exchange Rate Changes on Cash                                                     (1,786)         (1,239)        (2,381)
---------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                           (5,294)        (35,696)        13,902
Cash and Cash Equivalents at Beginning of Year                                             25,116          60,812         46,910
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                   19,822          25,116         60,812
=================================================================================================================================
CASH PAID DURING THE YEAR FOR
          Interest                                                                         $11,517          11,001         10,480
          Income taxes                                                                     $26,467          35,090         25,653


See accompanying notes to consolidated financial statements.



                                                            Twenty-Two

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      Ferro Corporation and Subsidiaries

Years ended December 31, 1994, 1993 and 1992

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                         PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries after elimination of significant intercompany accounts, transactions and profits. Affiliates in which the Company has stock ownership from 20% to 50% are accounted for on the equity basis.

Certain amounts in the 1992 and 1993 financial statements and the accompanying notes have been reclassified to conform to the 1994 presentation.

Financial results for acquisitions are included in the consolidated financial statements from the date of acquisition. The excess of cost over equity in net assets of acquired companies is being amortized over periods benefited, with the most extended period being 40 years.

                      TRANSLATION OF FOREIGN CURRENCIES

Except for international companies whose functional currency is the U.S. dollar, financial statements of international companies are translated into U.S. dollar equivalents at exchange rates as follows: (1) balance sheet accounts at year-end rates; (2) income statement accounts at exchange rates weighted by the monthly volume of transactions occurring during the year. Translation gains or losses are recorded in shareholders' equity and transaction gains and losses are reflected in net income.

The U.S. dollar is the functional currency for the Company's Argentine and Brazilian operations due to the high inflation experienced in those countries. Translation gains or losses for these operations are reflected in net income.

                               CASH EQUIVALENTS

Cash equivalents consist of highly liquid instruments with a maturity of three months or less and are carried at cost which approximates market value.

                            MARKETABLE SECURITIES

Marketable securities consist of highly liquid investments carried at cost which approximates market value.

                         RISK MANAGEMENT DERIVATIVES

Derivatives consist primarily of forward exchange contracts, foreign currency options and options related to primary metals. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized as adjustments of carrying amounts when the hedged transaction occurs. Gains and losses on derivative financial instruments that do not qualify as hedges are recognized as foreign currency transaction gain or loss. Premiums paid on purchased options are deferred and amortized over the life of the option.

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

  Buildings                    20 to 40 years
  Machinery and equipment       5 to 15 years

                                 INCOME TAXES

Income taxes for 1994 and 1993 have been provided using the liability method in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, ``Accounting for Income Taxes.'' Financial statements for 1992 have not been restated to apply the provisions of Statement 109.

                              EARNINGS PER SHARE

Primary net income per common share is based on a weighted average of common and common equivalent shares. Fully diluted earnings per share further reflect the potential dilution of the assumed conversion of the convertible preferred shares into common shares.

                                 Twenty-Three

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      Ferro Corporation and Subsidiaries


2. INVENTORIES

The portion of inventories valued on a LIFO basis at December 31, 1994 and 1993 is as follows:


                                                  1994            1993
======================================================================
        United States                             50%              44
        Outside the United States                 12               14
        Consolidated                              26               26
=====================================================================

        If the FIFO method of inventory valuation had been used exclusively by the Company, inventories would have been $17,678,000 and $17,279,000 higher than reported at December 31, 1994 and 1993, respectively.

        Inasmuch as certain of the inventory costs are determined by use of the LIFO dollar value method (under which the raw materials, work in process and finished goods are included in one pool), it is impracticable to separate LIFO inventory values among raw materials, work in process and finished goods.


3. FINANCING AND LONG-TERM LIABILITIES

Long-term liabilities at December 31, 1994 and 1993 are as follows:

        (Dollars in Thousands)                    1994            1993
======================================================================
        Parent Company:
         Unsecured:
          Debentures, 11 3/4%, due 2000        $49,964          49,954
          Debentures, 7 5/8%, due 2013          24,782          24,777
         Secured:
          Mortgages, 5.9% to 8.5%,
           payable to 2017                         252             341

        Subsidiary Companies:
         Unsecured:
          Notes payable, 6.5% to 12.0%,
           payable to 1998                       2,418           2,733
         Secured:
          Mortgages, 8.8% payable
           to 2001                               1,670           2,469
----------------------------------------------------------------------
                                                79,086          80,274
        Less current portion (A)                 1,475             925
----------------------------------------------------------------------
        Total                                  $77,611          79,349
======================================================================

                    (A) Included in notes and loans payable.


        The aggregate principal payments on long-term indebtedness for the next five years are as follows:

(Dollars in Thousands)
        1995            1996            1997            1998            1999
============================================================================
        $1,475          1,278           455             380             307



        At December 31, 1994, $1,921,000 of long-term indebtedness was secured by property, equipment and certain other assets with a net book value approximating $3,317,000.

        The 11 3/4% debentures in the principal amount of $50,000,000 are due in the year 2000. These debentures, issued in 1985, may be called by the Company in 1995 at par. The fair market value of these debentures, on a yield-to-call basis, was approximately $52,125,000 at December 31, 1994.

        In 1992, the Company filed a Shelf Registration with the Securities and Exchange Commission for the issuance of up to $100,000,000 in debt securities. The Company intends to offer these debt securities from time to time in the future on terms determined at the time of sale. The Shelf Registration will enable the Company to access the public debt market quickly if advantageous opportunities should present themselves. The proceeds from the future sale of debt securities under the Shelf Registration are intended to be used for general corporate purposes.

        In 1993, the Company issued $25,000,000 in 7 5/8% debentures under the Shelf Registration. These debentures mature in the year 2013 and the fair market value was approximately $22,438,000 at December 31, 1994.

        The Company has a five-year revolving credit agreement in the amount of $150,000,000. The maturity date of this facility is August 1, 1999. The agreement permits the maturity date to be extended annually for one additional
year with the   consent of the parties. Interest on revolving credit borrowings is payable at floating prime or lower rates based on Company options. There is a commitment fee of 3/16% per year. There have been no borrowings under this agreement.


                                  Twenty-Four

        There are no covenants in either the 11 3/4% indenture, the Shelf Registration or revolving credit agreement which significantly limit dividend payment capability of the Company. In addition, there are no significant restrictions on the payment of dividends by the subsidiaries and affiliates to the Company.

        In 1989, the Company created an Employee Stock Ownership Plan (ESOP). The ESOP borrowed $63,500,000 at an interest rate of 8.5% and $7,000,000 at an adjustable interest rate in 10-year loans guaranteed by the Company. Interest paid by the ESOP totaled $3,558,000, $4,103,000 and $4,628,000 in 1994, 1993 and 1992, respectively. The Company has reflected the guaranteed ESOP borrowings as a loan guarantee on its balance sheet with a like amount of ``Guaranteed ESOP Obligation'' recorded as a reduction of stockholders' equity. As the Company and its employees make contributions to the ESOP, these contributions, plus the dividends paid on the Company's preferred stock held by the ESOP, are used to service the borrowings. As the principal amounts of the loans are repaid, the ``Guaranteed ESOP Obligation'' is reduced accordingly.

        Capitalized interest was $1,042,000, $1,108,000 and $753,000 in 1994,
1993 and 1992, respectively.

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



4. STOCK PLANS

The Company maintains stock option plans, a performance share plan and a savings and stock ownership plan which includes an investment savings plan and the ESOP for the benefit of its employees.

        The stock option plans provide for the issuance of stock options at no less than the market price. Options are exercisable over a 10-year period.

Information pertaining to these stock options is shown below:


                                          1994            1993            1992
==============================================================================
        Shares granted                 201,850         180,775         67,650
          Average option price          $33.39           29.42          26.10
         Shares exercised               39,284          98,961        200,841
          Average option price          $15.93           14.04          11.64

         Shares which became
           exercisable                 114,613         103,068        138,337
          Average option price          $23.14           19.03          16.48

        Shares unexercised at
         year-end                    1,003,241         845,551        776,707

        Option price range
         per share                       $6.95            6.95           6.95
                                      to 34.00        to 30.42       to 30.42
        Shares cancelled                 4,876          12,970         35,937
        Shares available for
         granting future options       821,706       1,018,680      1,186,485
=============================================================================


        The Company maintains a Performance Share Plan whereby awards, expressed as shares of common stock of the Company, are earned only if the Company meets specific performance targets over a three to five year period. The Plan provides for 50% of the value of any earned performance shares to be paid to participants in the form of cash and 50% in the form of common stock of the Company. Performance share awards in the amount of 235,395 shares, 305,858 shares and 442,440 shares were outstanding at the end of 1994, 1993 and 1992, respectively. The Company accrues amounts based on performance reflecting the value of cash and common stock which is anticipated to be earned. The effect of the Plan was to reduce income by $64,000, $1,144,000 and $3,658,000 in 1994,
1993 and 1992, respectively.

        The ESOP provides for the Company to match eligible employee pretax savings. Amounts expensed under the ESOP were $2,488,000, $2,141,000 and $1,929,000 in 1994, 1993 and 1992, respectively.



5. CAPITAL STOCK

In 1989, Ferro issued 1,520,215 shares of 7% Series A ESOP Convertible Preferred Stock to National City Bank, trustee for the Ferro ESOP. The shares were issued at a price of $46.375 per share for a total consideration of $70,500,000. Each share of



                                 Twenty-Five

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

        The Company purchased 1,492,900 shares of common stock in 1994 at an aggregate cost of $37,061,000; did not purchase any shares of common stock during 1993; and during 1992, it purchased 91,100 shares of common stock at an aggregate cost of $2,351,000. At December 31, 1994, the Company had remaining authorization under its current treasury stock purchase program to acquire an additional 1,416,000 shares.

        In 1992, the Company effected a three-for-two stock split.

        The Company maintains a Shareholder Rights Plan whereby, until the occurrence of certain events, each share of the outstanding common stock represents ownership of one right (Right). The Rights become exercisable only if a person or group acquires 20% or more of the Company's common stock (10% under certain circumstances) or commences a tender or exchange offer upon con-summation of which such person or group would control 20% or more of the common shares. Each Right entitles holders to buy, from the Company, one share of its common stock at an exercise price of $20.00 per share. The Rights, which do not have the right to vote or receive dividends, expire on April 9, 1996. Rights may be redeemed by the Company at $0.022 per Right at any time until the fifteenth day following public announcement that a person or group has acquired 20% or more of the voting power, unless such period is extended by the Board of Directors while the Rights are redeemable.

        If any person becomes the owner of 20% or more of the common stock (10% under certain circumstances), or if the Company is the surviving corporation in a merger with a 20% or more stock-holder and its common shares are not changed or converted, or if a 20% or more stockholder engages in certain self-dealing transactions with the Company, then each Right not owned by such person or related parties will entitle its holder to purchase one share of common stock at a purchase price of 20% of the then current market price of the common stock.

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


6. ACQUISITIONS AND DIVESTITURES

During 1994, the Company acquired Diamonite Products from W.R. Grace & Company. Diamonite, located in Shreve, Ohio, manufactures custom ceramic products for the automotive, aerospace, electronics, metalworking, textile and power generation industries. The acquisition was accounted for using the purchase method of accounting.

        In April 1994 the Company signed agreements with Guangdong Fotoa Group Co. Ltd. to establish a joint venture in the People's Republic of China to manufacture and market ceramic frit, glazes, colors and grinding media. Ferro will hold a majority interest of 60%. It is expected that the new company will be operational in 1996.

        In 1993, the Company acquired the North American and European powder coatings business of Imperial Chemical Industries (ICI), the Italian ceramic frit and color business of Bayer S.p.A. and the binder and ink business of Electro Scientific Industries, Inc. Acquisitions were completed for cash of approximately $75,456,000 and were accounted for using the purchase method of accounting. Accordingly, the results of operations for these acquisitions have been included within the Coatings, Colors and Ceramics segment since their dates of




                                  Twenty-Six
acquisition. Purchase prices have been allocated based on fair values of assets at date of acquisitions with approximately $37,400,000 being assigned to goodwill and other intangibles.

        The Company sold or discontinued operations representing annual sales of approximately $30,000,000, $15,000,000 and $50,000,000 in 1994, 1993 and
1992, respectively. The largest of these were the 1994 sale of the plastics business located in Australia and New Zealand, representing approximately $30,000,000 in annual sales and the 1992 sale of the Foundry Products and Steel Mill Products businesses, representing approximately $34,000,000 in annual sales. The results of these operations were not material to Ferro.

7. CONTINGENT LIABILITIES

There are pending against the Company and its consolidated subsidiaries various lawsuits and claims. In the opinion of Management, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the consolidated financial position or results of operations of the Company.

8. RESEARCH AND DEVELOPMENT EXPENSE

Amounts expended for development or significant improvement of new and/or existing products, services and techniques approximated $22,919,000, $19,334,000 and $15,440,000 in 1994, 1993 and 1992, respectively.

9. RETIREMENT BENEFITS

The following information sets forth data for those selected pension plans of the Company and those subsidiaries which are subject to Statement of Financial Accounting Standards No. 87, ``Employers' Accounting for Pensions.'' Several other pension plans for the international subsidiaries are insured and fully funded. Due to the diverse nature of the regulatory environment of various countries, the pension plans have varied benefit determinations. The largest plan is for United States salaried employees whose benefits are primarily based on employees' highest consecutive five years' earnings. Annual pension costs for the Company and its subsidiaries were $8,455,000, $6,021,000 and $7,218,000 in 1994, 1993 and 1992, respectively.

        The Company's funding policy is to contribute annually amounts required by the various agencies governing the retirement plans of the Company.

        The net periodic pension cost for plans accounted for under Statement 87 included the following components:


        (Dollars in Thousands)              1994            1993            1992
================================================================================
        Service cost-benefits earned
         during the period               $ 7,212           5,815           5,919

        Interest cost on the projected
         benefit obligation               13,775          13,082          12,815

        Actual return on plan assets       4,269         (15,645)        (18,020)
        Net amortization and deferral    (18,628)          1,577           4,395
================================================================================

        Net periodic pension cost        $ 6,628           4,829           5,109

================================================================================


        Net amortization and deferral consists of amortization of net assets and obligations at transition and deferral and amortization of subsequent net gains and losses.

        Assumptions used in developing the projected benefit obligation as of December 31 were:


                                            1994            1993            1992
================================================================================
        Discount or settlement rate      7.0-10.0%       6.0-10.0       8.0-10.0
        Rate of increase in
         compensation levels             3.0- 9.0        4.0- 9.0       5.0- 9.0
        Expected long-term rate of
         return on assets                6.0-10.0        8.0-11.0       7.0-11.0
================================================================================


                                 Twenty-Seven

        The following table sets forth the funded status of the plans and the amounts recognized in the Company's consolidated balance sheets:



                                                                                   Plans in Which                  Plans in Which
                                                                                    Assets Exceed                     Accumulated
                                                                                      Accumulated                        Benefits
        (Dollars in Thousands)                                                           Benefits                   Exceed Assets
=================================================================================================================================
                                                                             1994            1993            1994            1993
=================================================================================================================================
         Actuarial present value of benefit obligations:
          Vested benefit obligation                                      $113,004         135,608          20,742          13,364
=================================================================================================================================
         Accumulated benefit obligation                                  $117,848         140,463          26,195          18,378
=================================================================================================================================
         Projected benefit obligation                                    $136,506         167,113          28,987          20,706
        Plan assets at fair value                                         145,490         161,966          16,847           9,465
---------------------------------------------------------------------------------------------------------------------------------
        Projected benefit obligation (in excess of) or less than
         plan assets                                                        8,984         (5,147)         (12,140)        (11,241)
        Unrecognized net (gain) or loss                                    (9,212)         5,517           (1,427)          3,119
        Prior service cost                                                  4,534          5,008            2,979           2,164
        Unrecognized net transition (asset) obligation                     (5,760)        (5,941)           2,737           2,498
        Minimum liability adjustment                                           --             --           (3,745)         (6,253)
---------------------------------------------------------------------------------------------------------------------------------
        Prepaid pension cost (pension liability)                         $ (1,454)          (563)         (11,596)         (9,713)
=================================================================================================================================


        In the aggregate, at year-end 1994 and 1993, the various plans' assets at fair value were less than the various plans' projected benefit obligations by $3,156,000 and $16,388,000, respectively. The Company recognized a $2,245,000 increase in equity in 1994 and a $3,221,000 decrease in equity in 1993 for the minimum liability adjustment.

        The plans' assets consist primarily of equities and government and corporate obligations. The United States plans' assets included shares of the Company's stock with a market value of $8,050,000 and $10,790,000 at year-end 1994 and 1993, respectively.

        The Company adopted Statement of Financial Accounting Standards No. 106, ``Employers' Accounting for Postretirement Benefits Other than Pensions,'' as of January 1, 1993. The Company immediately recognized the transition obligation resulting in a charge against income of $23,603,000 after related income tax benefit of $14,161,000 representing the cumulative effect of the change in accounting on results prior to January 1, 1993. Under Statement 106, 1993 current period expense exceeded the amount under the previous accounting method by $1,516,000 after-tax.

        The Company provides eligible domestic retired employees with health care and life insurance benefits. Medical coverage is provided to all active domestic employees on a contributory basis. Life insurance is provided to all active domestic employees on a non-contributory basis.

        The Company funds these benefits as the claims are presented.


        The net periodic postretirement benefit cost included the following components:



        (Dollars in Thousands)                                 1994            1993
===================================================================================
        Service cost                                          $ 731             588
        Interest cost                                         3,077           3,129
-----------------------------------------------------------------------------------
        Net periodic postretirement
          benefit cost                                       $3,808           3,717
===================================================================================


        Assumptions used in developing the accumulated postretirement benefit obligation as of December 31 were:

                                                               1994            1993
===================================================================================
        Discount or Settlement Rate                            9.5%             7.5
        Rate of increase in covered
         health care benefits:
          First year                                           9.0              9.0
          Decreasing gradually over
           20 years to                                         4.0              4.0
===================================================================================


        The following table sets forth the accrued postretirement benefit obligation recognized in the Company's consolidated balance sheets.


        (Dollars in Thousands)                                 1994           1993
==================================================================================
        Accumulated Postretirement
         Benefit Obligation:
          Retirees                                          $26,122         27,868
          Fully eligible active plan
           participants                                       3,801          6,476
         Other active plan participants                       5,876          6,048
----------------------------------------------------------------------------------
                                                             35,799         40,392
        Unrecognized net (gain) or loss                      (6,277)           296
----------------------------------------------------------------------------------
        Accrued postretirement benefit obligation           $42,076         40,096
==================================================================================

                                 Twenty-Eight

        Increasing the assumed health care cost trend rates by one percentage point for each future year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by $3,465,000 and the net periodic postretirement benefit cost by $373,000.

        The Company adopted Statement of Financial Accounting Standards No. 112, ``Employers' Accounting for Postemployment Benefits,'' as of January 1, 1994. The effect on the Company's financial statements was not material.


10. INCOME TAX EXPENSE

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as of January 1, 1993. The cumulative effect of this change was to increase net income by $3,053,000.

        Income tax expense attributable to income before taxes and cumulative effect of accounting changes:


                                 Liability                    Deferred
                                    Method                      Method
----------------------------------------------------------------------



(Dollars in Thousands)       1994              1993               1992
======================================================================
Current:
  U.S. Federal             $ 8,885            11,035            12,293
  Foreign                   13,498            12,323            23,087
  State and local            1,841             1,904             1,840
----------------------------------------------------------------------
                            24,224            25,262            37,220
----------------------------------------------------------------------

Deferred:
  U.S. Federal               3,054             5,151             1,262
  Foreign                     (329)              787               206
  State and local              (37)              584               173
----------------------------------------------------------------------
                             2,688             6,522             1,641
----------------------------------------------------------------------
Total income tax           $26,912            31,784            38,861
======================================================================

        In addition to the 1994 income tax expense of $26,912,000, certain income tax benefits of $594,000 were allocated directly to shareholders' equity.

        The above taxes are based on earnings before income taxes and the cumulative effect of change in accounting principles. They aggregated $34,365,000, $47,400,000 and $38,343,000 for domestic operations and
$39,941,000, $41,889,000 and $59,346,000 for foreign operations in 1994, 1993 and 1992, respectively.


        A reconciliation of the statutory federal income tax rate and the effective tax rate follows:


(Dollars in Thousands)                1994            1993            1992
==========================================================================
Statutory federal income tax rate      35.0%           35.0            34.0
  Foreign tax rate difference          (1.7)           (1.4)            3.9
  U.S. taxes on dividends from
    subsidiaries                        1.3             1.9             2.6
  State and local taxes net of
    federal income tax                  1.6             1.8             1.4
  Miscellaneous                          --            (1.7)           (2.1)
---------------------------------------------------------------------------
Effective tax rate                     36.2%           35.6            39.8
===========================================================================


        The components of deferred tax assets and liabilities at December 31 were:


(Dollars in Thousands)                              1994           1993
=======================================================================
Deferred Tax Assets:
  Pension and other benefit programs             $18,937         18,682
  Restructuring reserves                           4,070          4,972
  Accrued liabilities                              4,922          5,137
  Net operating loss carryforwards                 8,733          6,428
  Inventory                                        3,100          3,751
  Other                                            5,269          7,996
-----------------------------------------------------------------------
Total Deferred Tax Assets                         45,031         46,966
-----------------------------------------------------------------------
Deferred Tax Liabilities:
  Property and equipment-
    depreciation and amortization                 22,275         20,388
  Other                                            2,082          6,142
-----------------------------------------------------------------------
Total Deferred Tax Liabilities                    24,357         26,530
-----------------------------------------------------------------------
Net Deferred Tax Asset Before
  Valuation Allowance                             20,674         20,436
Valuation Allowance                               (5,980)        (5,821)
-----------------------------------------------------------------------
Net Deferred Tax Asset                           $14,694         14,615
=======================================================================

         At December 31, 1994, the Company's foreign subsidiaries had deferred assets relating to net operating loss carryforwards for income tax purposes of $8,733,000 that expire in years 1995 through 2001, and in one instance, have no expiration period. For financial reporting purposes, a valuation allowance of $4,997,000 has been recognized to offset the deferred tax assets relating to the net operating loss carryforwards.

        Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $107,000,000. Deferred income taxes are not provided on these earnings as it is intended that the majority of them are indefinitely invested in these entities.



                                 Twenty-Nine

11. REPORTING FOR SEGMENTS

Major product lines of the Company are Coatings, Colors and Ceramics; Plastics; and Chemicals. Within Coatings, Colors and Ceramics, coatings revenues represented approximately 41% of consolidated net sales during 1994 and 1993 and 38% for 1992, while colors represented approximately 10% of consolidated net sales in each of the three years. The Company's sales are primarily made through its own full-time sales force, though some sales are made through manufacturers' representatives and distributors.

        Identifiable assets are those used in the operation of each segment.

        Information about the Company's segment operating data follows:

                                Coatings, Colors
(Dollars in Millions)           and Ceramics            Plastics        Chemicals           Total
=================================================================================================
Sales
  1994                            $710.3                  267.1           216.8           1,194.2
  1993                             616.9                  246.9           201.9           1,065.7
  1992                             629.5                  255.2           213.1           1,097.8

Operating Profit
  1994                            $ 74.4                    7.4             6.3              88.1
  1993                              71.9                   10.3            13.5              95.7
  1992                            $ 84.6                    8.9            10.9             104.4

Identifiable Assets
  1994                            $444.2                  120.3           157.9             722.4
  1993                             402.9                  107.0           131.2             641.1
  1992                            $306.0                  111.6           124.4             542.0

Capital Expenditures
  1994                            $ 35.4                    7.7            16.6              59.7
  1993                              20.0                    8.6            15.1              43.7
  1992                            $ 26.2                    5.4            13.2              44.8

Depreciation and Amortization
  1994                            $ 24.5                    7.0            11.2              42.7
  1993                              20.9                    6.8            10.6              38.3
  1992                            $ 16.2                    7.5            10.9              34.6
=================================================================================================

        A reconciliation of operating profit to income before income taxes and changes in accounting principles included in the consolidated statements of income follows:


        (Dollars in Millions)                                              1994            1993          1992
=============================================================================================================
Operating profit                                                         $ 88.1            95.7         104.4
Equity in net earnings of affiliated companies                             (1.1)            0.8           2.7
Interest earned                                                             3.8             4.7           6.2
General corporate expense\net                                              (6.1)           (5.4)         (7.5)
Interest expense                                                          (10.9)          (10.1)         (9.2)
Miscellaneous                                                               0.5             3.6           1.1
-------------------------------------------------------------------------------------------------------------
  Income before taxes and changes in accounting principles               $ 74.3            89.3          97.7
=============================================================================================================


        A reconciliation of identifiable assets shown above to the total assets included in the consolidated balance sheets follows:


(Dollars in Millions)                                              1994            1993          1992
=====================================================================================================
Total identifiable assets                                       $ 722.4           641.1         542.0
Investments in affiliated companies                                 8.9            10.1          13.4
Corporate assets                                                   70.1           116.7         141.1
-----------------------------------------------------------------------------------------------------
  Total assets                                                  $ 801.4           767.9         696.5
=====================================================================================================

                                    Thirty

Geographic operating data follows:


                                            United
                                        States and                            Latin           Asia-
        (Dollars in Millions)               Canada          Europe          America         Pacific         Total
=================================================================================================================
        1994
        Net sales                          $602.0           399.3             93.2            99.7        1,194.2
        Operating profit                     35.6            30.3             12.4             9.8           88.1
        Identifiable assets                 348.7           260.6             47.1            66.0          722.4

        1993
        Net sales                          $534.0           347.6             91.6            92.5        1,065.7
        Operating profit                     44.8            26.6             15.4             8.9           95.7
        Identifiable assets                 300.8           243.7             38.2            58.4          641.1

        1992
        Net sales                          $493.8           412.0            107.6            84.4        1,097.8
        Operating profit                     32.4            51.8             12.3             7.9          104.4
        Identifiable assets                 229.0           221.1             37.7            54.2          542.0
=================================================================================================================


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

12. FINANCIAL INSTRUMENTS

It is Ferro's hedging policy to neutralize or mitigate the potentially negative effects of currency move-ments and raw materials prices. The Company's use of derivative financial instruments is limited to the hedging of underlying exposures. Ferro does not engage in speculative transactions for trading purposes.

        The Company uses forward exchange
contracts and currency options to hedge its exposure to foreign currency fluctuations. Several of Ferro's foreign subsidiaries enter into forward contracts to protect against the risk of increased cost of non-local currency denominated raw materials. The most prevalent transactions involve the purchase of U.S. dollars against Dutch guilders and Spanish pesetas. The maturity of the hedges is consistent with the underlying exposure, generally not beyond one year. At December 31, 1994, the market value of such forward contracts was $7,900,000, compared with a contract value of $7,700,000.

        Ferro Corporation enters into foreign
currency options to protect the U.S. dollar value of profits generated by certain European operations.
Such activity involves the purchase of put options for the Dutch guilder, Spanish peseta and French franc against the U.S. dollar. The maturity of the options is generally under one year. At December
31, 1994, the face value or notional amount of all outstanding currency options was $7,439,000. If liquidated at year-end 1994, these options would have produced a cash amount of $215,000 versus an unamortized cost of $160,000.

        In addition to hedging foreign exchange risk, the Company also purchases call options to hedge certain raw materials against future increases in price. At December 31, 1994, the face value or notional amount of all raw material call options was $7,200,000. If liquidated at year-end 1994, these options would have produced a cash amount of $713,000 versus an unamortized cost of $647,000.

        All forward contract, option and hedging activity is executed with major reputable multi-national financial institutions. Accordingly, the
Company does not anticipate counterparty default and believes that such risk is immaterial.

                                  Thirty-One

                                                      SELECTED FINANCIAL DATA
                                                Ferro Corporation and Subsidiaries

Years ended December 31, 1984 through 1994
(Dollars in thousands except per share data
and sales per employee data)                                  1994            1993            1992            1991            1990
====================================================================================================================================
OPERATING RESULTS (A)
    Net sales                                           $1,194,247       1,065,748       1,097,793       1,056,940       1,124,833
    Income before taxes and cumulative
      effect of changes in accounting
      principles                                            74,306          89,289          97,689          20,349          43,509
    Income taxes                                            26,912          31,784          38,861          15,532          24,090
    Net income                                          $   47,394          36,955          58,828           4,817          19,419
    Income as a percent of sales before
      cumulative effect of changes in
      accounting principles                                   4.0%            5.4%            5.4%            0.5%            1.7%

RETURN ON AVERAGE NET WORTH                                  13.1%           16.3%           18.1%            1.6%            6.4%

PER COMMON SHARE DATA (A,B)
    Average shares outstanding                          28,735,898      29,472,201      29,314,494      28,821,380      29,064,517
    Primary net income                                  $     1.52            1.13            1.90             .06             .55
    Fully diluted net income                            $     1.45            1.09            1.77             .06             .53
    Cash dividends                                      $      .54             .51             .45             .43             .43
    Book value                                          $    13.18           12.32           11.92           10.67           10.77

FINANCIAL CONDITION AT YEAR-END
    Current assets                                      $  415,415         411,253         414,927         405,740         386,704
    Current liabilities                                    228,336         198,958         205,043         212,575         221,155
-----------------------------------------------------------------------------------------------------------------------------------
       Working capital                                  $  187,079         212,295         209,884         193,165         165,549
-----------------------------------------------------------------------------------------------------------------------------------
     Plant and equipment                                $  601,594         538,188         497,561         511,605         519,044
     Accumulated depreciation and
       amortization                                        313,005         280,367         269,998         276,885         263,114
-----------------------------------------------------------------------------------------------------------------------------------
       Net plant and equipment                          $  288,589         257,821         227,563         234,720         255,930
-----------------------------------------------------------------------------------------------------------------------------------
     Other assets                                       $   97,372          98,820          54,055          31,465          43,029
     Total assets                                          801,376         767,894         696,545         671,925         685,663
     Long-term liabilities                                  77,611          79,349          53,210          55,658          58,047
     ESOP loan guarantee                                    37,503          44,076          50,897          57,229          62,649
     Deferred income taxes                                  17,309          14,884          10,918           9,444          21,088
     Postretirement liabilities                             42,076          40,096              --              --              --
     Other non-current liabilities                          31,797          31,734          31,504          31,732          17,122
     Shareholders' equity                               $  366,744         358,797         344,973         305,287         305,602

PLANT AND EQUIPMENT
     Capital expenditures and
       acquisitions                                     $   63,404          75,037          48,761          39,005          61,408
     Depreciation                                       $   37,076          33,812          33,451          32,686          30,389

EMPLOYEES
     Number (year-end)                                       6,817           6,627           6,535           7,266           8,205
     Sales per employee                                 $  175,187         160,820         167,990         145,460         137,090
===================================================================================================================================


                                  Thirty-Two






      1989            1988             1987            1986            1985           1984
===========================================================================================

 1,083,573       1,008,990          871,008         725,241         651,071        662,867


    83,764          88,436           61,023          45,482          18,265          32,351
    34,016          41,816           29,336          21,400           9,372          15,465
    49,748          46,620           31,687          24,082           8,893          16,886


      4.6%            4.6%             3.6%            3.3%            1.4%            2.5%

     16.8%           16.8%            13.1%           11.5%            4.6%            9.0%


30,972,625      30,884,797       31,043,830      30,599,257      30,287,551      30,046,725
      1.53            1.51             1.02             .79             .29             .57
      1.46              --               --              --              --              --
       .40             .31              .30             .27             .27             .27
     10.20            9.53             8.46            7.27            6.46            6.25


   408,692         356,972          325,835         271,643         227,467         207,233
   210,059         194,171          174,577         131,605         109,521          95,398
--------------------------------------------------------------------------------------------
   198,633         162,801          151,258         140,038         117,946         111,835
--------------------------------------------------------------------------------------------
   446,290         399,785          359,223         316,770         282,986         258,488

   226,268         202,563          187,334         163,058         137,335         122,026
--------------------------------------------------------------------------------------------
   220,022         197,222          171,889         153,712         145,651         136,462
--------------------------------------------------------------------------------------------
    40,417          33,946           34,302          23,993          20,272          18,603
   669,131         588,140          532,026         449,348         393,390         362,298
    60,764          63,163           64,147          68,136          68,391          60,950
    68,020              --               --              --              --              --
    19,860          20,622           22,035          17,347          12,812          11,828
        --              --               --              --              --              --
    13,359          14,850           11,516           8,963           6,559           5,779
   297,069         295,334          259,751         223,297         196,107         188,343



    53,471          53,753           37,339          23,839          27,050          29,364
    27,574          24,696           21,883          18,926          16,832          15,988


     8,045           8,374            8,100           7,721           8,018           7,950
   134,690         120,490          107,530          93,930          81,200          83,380
============================================================================================

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



                                 Thirty-Three

                                                          QUARTERLY DATA
                                                            (Unaudited)
(Dollars in Thousands Except Per Share Data)
                                                                             Earnings (Loss) Per
                                                                                 Common Share          Dividends         Common
                                                                Net          -----------------------       Per           Stock
                               Net             Gross          Income/                        Fully       Common          Price
              Quarter         Sales           Profit          (Loss)         Primary        Diluted       Share          Range
====================================================================================================================================
1994            1             $ 283,324         70,942         11,324          .35             .34        .135        $35.875-30.875
                2               300,225         76,195         11,966          .38             .36        .135         31.625-22.375
                3               296,803         73,693         11,632          .38             .36        .135         27.250-21.625
                4               313,895         76,830         12,472          .41             .39        .135         26.125-22.875
------------------------------------------------------------------------------------------------------------------------------------
              Total          $1,194,247        297,660         47,394         1.52            1.45        .540
====================================================================================================================================
1993(A)         1             $ 257,036         68,722         (7,428)        (.28)           (.28)       .120        $34.750-26.875
                2               279,717         73,559         13,597          .43             .41        .120         32.375-26.125
                3               263,697         67,585         14,988          .48             .45        .135         34.250-28.500
                4               265,298         71,985         15,798          .51             .48        .135         33.875-29.750
------------------------------------------------------------------------------------------------------------------------------------
              Total          $1,065,748        281,851         36,955         1.13            1.09        .510
====================================================================================================================================

Primary earnings per common share are calculated using a weighted average of common and common equivalent shares.
The common stock of the Company is listed on the New York Stock Exchange. Ticker symbol: FOE.
At January 31, 1995, the Company had 3,213 holders of its common stock.
The Company's fully diluted earnings per share in 1993 differ from the total of the quarterly amounts because of the effect of antidilutive securities in the second and fourth quarter calculations.
(A) Included in 1993 is an after-tax charge of $20,550 for the cumulative effect of changes in accounting for postretirement benefits and income taxes. Excluding this charge, net income for 1993 would have been $57,505, or $1.83 per common share primary and $1.73 per common share fully diluted.

                                 Thirty-Four