Form 10-K, Exhibit 13
period 1995-12-31
FERRO CORP
filed 1996-03-28
CIK 35214

                                    Building
                              on Core Technologies

    Ferro's core businesses and range of products and services derive from the application of eight core technologies. Descriptions of these core technologies are provided to the right. The matrix illustrates that each of the core technologies relates to almost every major Ferro product line.

[FIGURE]

    To stimulate growth and develop competitive advantages, management has been systematic in capitalizing on Ferro's core technologies. A major focus is to encourage communication between business units to share best practices in both manufacturing concepts and technology. This has been accomplished through the formation of core technology teams in each of the eight areas. These teams provide a forum for technology transfer and skill building. By establishing parameters, the teams have made it easier to identify best practices and to train other employees. The result has been improvements in efficiency and productivity throughout Ferro's operations.

[FIGURE]

    The core technologies also provide building blocks for the development of new products. Ferro is emphasizing internal growth, and new products will be an even more important part of that strategy. Development of new products at Ferro is a business process that begins by identifying a customer need and then initiating a coordinated effort by a multifunctional project team to create a solution. The contribution of research and development to this process, based on in-depth knowledge of the eight core technologies that have fueled Ferro's past growth, offers exciting possibilities for the future.

    Looking ahead, Ferro's expertise in managing businesses around the globe based on its eight core technologies provides a solid foundation for making synergistic acquisitions. Ferro will now consider acquisitions that rely on core technologies, rather than just core businesses.

[FIGURE]

       In making acquisitions and in managing existing businesses, Ferro will continue to focus on businesses with potential for strong global growth. Open the next page for an overview of the market drivers propelling the growth of Ferro's major product lines throughout the world.

                                Market Drivers
--------------------------------------------------------------------------------

                              of Core Businesses

                     Specialty Coatings, Colors and Ceramics

Ceramic Coatings: Expanding economies in many areas of the world are resulting in rapid economic development and upgrading of their housing, fueling demand for glazed ceramic floor and wall tile, dinnerware, artware, sanitaryware and roof tiles. In developed countries, fashion trends are resulting in more versatile designs which are boosting the popularity of ceramic floor and wall tile for home decoration.

Porcelain Enamel Coatings: The Middle East and China are growing markets for porcelain enamel cookware and sanitaryware. The appliance market is also beginning to expand due to the improved standards of living throughout these regions.

Powder Coatings: Efforts to reduce the environmental impact of coatings materials continue to drive the conversion to powder coatings from solvent-based liquid coatings. A major redesign of appliance products and manufacturing processes is introducing advanced materials and techniques such as powder coated blanks. As manufacturing develops in the Far East, manufacturers require state-of-the-art materials.

Pigments and Colorants: Colors, free of lead and other heavy metals, continue to gain market share for a wide variety of plastic, paint and ceramic applications. The continued growth and popularity of intensely colored non-glazed floor tile has produced a dramatic increase in pigment consumption which is now spreading worldwide. Use of decorative glass enamel on automotive glass is growing. Glass enamels enhance the appearance of windshields and provide protection from ultraviolet light to the adhesives used to install them.

Electronic Materials: The trend to incorporate electronics in automobiles and appliances and the tremendous growth in wireless communications are fueling double-digit growth in demand for Ferro's electronic materials.

Specialty Ceramics: Growing demand for ceramic tile translates into increased demand for media to grind ceramic glaze and its raw materials. Growth of the electronics industry is boosting sales of high-performance kiln furniture systems to support ceramic electronics during the firing process.

                               Specialty Plastics

Plastic Colorants: The increasing popularity of eye-catching colorful plastics for packaging and many other applications offers continued growth to this already strong and successful business. Coloring recycled materials is a growth area.

Filled and Reinforced Plastics: The trend to replace materials such as wood, metal and alternative plastic resins is expected to support growth at double the rate of economic expansion. The ever-improving versatility and performance characteristics of Ferro's plastic compounds are proving attractive to a growing range of customers.

Liquid Coatings and Dispersions: As the number of affluent consumers grows, sales of boats, swimming pools and recreational vehicles are increasing, fueling demand for liquid coatings and dispersions.

                               Specialty Chemicals

Polymer Additives: While global demand for plastics remains vibrant for a broad spectrum of end uses, the rate of growth for plastics additives is even larger in new, as well as established applications. This growth is fueled by a demand for improved physical characteristics that can be created only by performance additives.

Fuel Additives and Friction Modifiers: Global demands for improved air quality and high-performance passenger cars are driving strong growth in chemical components which allow clean-burning engines and long-lived lubricity.

Industrial Specialties: New, high-valued industrial specialties such as catalysts, environmentally acceptable solvents and specialty monomers continue to generate increasing demand. Custom synthesis, which is a Ferro skill, is also a rapidly expanding field as end-product companies are outsourcing more of the production of complex, high-valued chemicals.

Flame Retardants: The need for this dynamic category of products to enhance human safety is especially strong in the burgeoning electronics field, including computers, where Ferro has a substantial proprietary position.

                                    [FIGURE]

                               Specialty Coatings,
                               Colors and Ceramics

                                    [FIGURE]

                               Specialty Plastics

                                    [FIGURE]

                               Specialty Chemicals
                                       6a

                    Utilization of Ferro's Core Technologies

                                                            Mixing/    Deposition/               Material     Particle
                                 Formulation   Synthesis   Processing    Rheology    Color   Characterization  Science  Environment
------------------------------------------------------------------------------------------------------------------------------------
Coatings, Colors and Ceramics
Ceramic Coatings                       n         n        n         n        n         l           n         n
Porcelain Enamel Coatings              n         n        n         n        n         l           n         n
Powder Coatings                        n         l        n         n        n         l           n         n
Pigments and Colorants                 n         n        n         n        n         n           n         n
Electronic Materials                   n         n        n         n        l         n           n         l
Specialty Ceramics                     n         n        n         n                  n           n         l

------------------------------------------------------------------------------------------------------------------------------------
Plastics
Plastic Colorants                      n         l        n         n        n         n           n         l
Filled and Reinforced Plastics         n         n        n         n        n         n           l         l
Liquid Coatings and Dispersions        n         l        n         n        n         n           n         n

------------------------------------------------------------------------------------------------------------------------------------
Chemicals
Polymer Additives                      n         n        n         n        n         n           n         n
Fuel Additives and Friction Modifiers            n        n                            n           n         n
Industrial Specialties                 n         n        n                            n           n         n
Metalworking Lubricants                n         n        n         l        l         n           n         n
Flame Retardants                       n         n        n         n        n         n           n         n

                               n = Major l = Minor

                                Core Technologies

Formulation: Ferro uses computer technology to speed formulation development for a variety of chemistries. All experimental results or theoretical computations are compiled in a central database which can be accessed to expedite future formulations.

Synthesis: Synthesis at Ferro involves in-depth work in specific relevant areas of inorganic, polymer, analytical and organic chemistry, matched by quick recognition of opportunities between existing businesses.

Mixing and Processing: Ferro possesses leading-edge understanding of mixing liquids, gases and solids and is also expert in material processing to meet production requirements for its products.

Deposition and Rheology: Both Ferro and its customers rely on deposition -- the application of powders and liquids to surfaces -- and rheology -- the science of flow -in their products. Ferro's expertise in these areas facilitates its development of easy-to-use products.

Color Science: Color permeates almost every Ferro product. The exact matching, duplication and control of colors in a variety of processes is extremely critical for the Company's success.

Material Characterization: All materials companies must understand the characterization of materials for their chemical composition, molecular and atomic structures and other scientific fundamentals, and how these affect the materials properties and characteristics for customers' purposes.

Particle Science and Technology: Ferro uses many powders to manufacture products and markets many products in the form of small particles. Control of both average particle size and size distribution are key to product properties, along with uniform composition of the product.

Environmental Science: Involvement in the Chemical Manufacturers Association's Responsible Care(R) program underscores Ferro's commitment to create environmentally responsible products and services for its customers.

     At Ferro, a key to creating shareholder value is successfully managing corporate abilities to develop concepts, build competence and form connections. Ferro constantly refines these capabilities to expand customer loyalty and remain a world-class company.

     Historically, Ferro's ability to create leading-edge products and services that provide value for customers has been a major factor in corporate growth. This tradition continues, as nearly half of 1995 sales are attributable to products less than five years old.

     Ferro conducts research and development through a system that is highly responsive to customer needs. Almost every manufacturing facility has a laboratory strategically located to serve a specific customer base and dedicated to adapting products to these customers' specific requirements.

     Ferro's expertise in color technology, enhancing performance characteristics or improving handling properties of a variety of materials provides the Company with important competitive advantages.

     However, substantial product breakthroughs also contribute sig nificantly to Ferro's sales growth. For example, the decoration techniques Ferro developed for the design and production of ceramic tiles utilizing innovative glazes and colorants have enjoyed dramatic growth in Europe in recent years, with demand now increasing worldwide.

     Because the development of new ideas will be of even greater importance in the future, Ferro has established a systematic and disciplined approach to accelerate the development of successful new products. Central to this system is product definition resulting from early involvement of business managers and the formation of project teams, composed of members from various business functions and committed to the project through its completion.

     Each project is supported by the Corporate Research Center, located near Ferro's corporate headquarters. The Corporate Research Center primarily conducts fundamental research and is also the ultimate source for analytical evaluation in technical troubleshooting.

     In all, Ferro's ability to satisfy a broad range of customer needs with leading-edge products and services fosters growth that increases shareholder value.

    In the forefront of efforts to operate at world-class standards are Ferro's technical service representatives who work closely with customers to ensure that Ferro's products perform to exacting specifications and requirements. To support their efforts, scientists and engineers conduct process development projects, and production specialists continually improve manufacturing techniques.

    Located strategically to provide high-quality service to specific industries and geographic regions worldwide, Ferro's manufacturing facilities strive for continuous improvement in producing high-quality specialty materials, as well as in reducing costs. Operations benefit from economies of scale since Ferro has a leading position in many of the markets it serves.

    A major focus of research and development efforts in recent years has been to create more efficient and productive processes. Consequently, the chemical operations have employed a variety of new processes to reduce costs and lessen environmental impact. The powder coatings operation in Nashville, Tennessee, made significant productivity gains by reconfiguring production lines and improving processes.

        To boost Ferro's competence companywide, each major product line maintains programs to identify and spread best practices to plants around the globe. These programs can dramatically enhance productivity. For example, a plastics operation produced 20 percent more material than it had the previous year with the same number of employees and equipment.

    In 1995, Ferro invested in manufacturing expansions to meet demand for a variety of products. The color pigment business, for example, expanded capacity in Europe. The chemicals business expanded capacity to produce flame retardants in both the United States and Europe, developed electrolytic solutions used in rechargeable batteries and acquired polymer additives technology which expands Ferro's processing skills. The electronic ceramics business completed the first phase of a three-stage expansion to manufacture formulated dielectric materials for multilayer ceramic capacitors used in the growing wireless communications market.

    Each year, Ferro invests substantial energy and capital to ensure that the highest standards possible are achieved in worker safety and environmental protection in all Ferro operations.

    Shareholders benefit as Ferro's competence to work with customers effectively, while manufacturing high-quality products efficiently, translates into corporate growth.

     Collaboration has long been a corporate strategy at Ferro. This strategy is reflected most in the close relationships established with customers to satisfy their requirements for a high degree of technical service. Formulating specialty materials that meet customers' exact specifications and qualifying these products in a customer's facility can be lengthy processes. A commitment to the use of Ferro's specialty materials is facilitated through the establishment of long-term relationships, fostered through Ferro's technical service and sales representatives. Ferro's strategically located laboratories and production facilities support these close customer relationships.

     Ferro's emphasis on collaboration is also evident in its global operations. When initiating operations in overseas markets, Ferro typically seeks a partner who knows how to succeed in local markets. Ferro now has joint ownerships in nine countries throughout Europe, Asia and South America. Licensing agreements are also used to expand the worldwide market penetration of Ferro materials. As an example, the Powder Coatings Division recently licensed technology to a powder coatings producer in Egypt.

     Ferro, as the technological and market leader in many of its product lines, uses its knowledge and stature in domestic markets to help overseas partners. For instance, Ferro's color business agreed to distribute a distinctive, high-quality line of specialty colors in the United States for a Spanish color manufacturer.

     Ferro also has a number of high-potential partnerships under way with leading manufacturers. One such partnership, with especially exciting market possibilities, is Ferro's long-term technical alliance with DuPont to develop powder clear coats for automotive finishes.

     Ferro also creates connections through acquisitions, another important strategy for growth. In 1995, Ferro completed its largest acquisition ever with the purchase of Synthetic Products Company, a polymer additives producer. The acquisition strengthened Ferro's position in a number of important niche markets in the high-growth polymer additives industry and doubled the size of Ferro's polymer additives business.

     All of these strategic connections benefit shareholders by enhancing corporate strengths and enabling Ferro to augment corporate growth. Overall, success in enhancing capabilities to develop concepts, build competence and form connections permits Ferro to meet and even set global standards, exploit international markets and remain a leader. As a consequence, customers and shareholders both realize value as Ferro grows.

                        MANAGEMENT'S DISCUSSION & ANALYSIS
                       Ferro Corporation and Subsidiaries

    Ferro Corporation is a major international producer of industrial specialty materials. The Company's business segments consist of Coatings, Colors and Ceramics; Plastics; and Chemicals. Geographically, the Company operates in the United States and Canada; Europe; Latin America; and Asia-Pacific. See Note 11 to the Consolidated Financial Statements for segment operating data.

                           1995 RESULTS OF OPERATIONS
================================================================================

    Record net sales of $1.3 billion were 11% greater than 1994 sales. Revenues increased in each of the business segments, as well as geographically in the United States and Canada and Europe. The variety of products sold by the Company makes it difficult to determine with certainty the increases or decreases in sales resulting from changes in the volume of products sold and selling prices. However, management's best estimate of volume and selling price changes, as well as changes in other factors affecting total changes in net sales, is that the impact of a weaker U.S. dollar increased sales by 3% when foreign currency sales were translated into U.S. dollars, and that other positive factors of volume increased sales by 3%; price/mix by 4%; and acquisitions by 2% while divestitures reduced sales by 1%.

    Net earnings of $49.3 million were 4% greater than1994 net earnings of $47.4 million. Earnings per common share of $1.56 (fully diluted) were 8% greater than the $1.45 per common share earned in 1994.

    Macroeconomic conditions in Latin America and the resultant decline in business in the region, coupled with lower demand for domestic durable goods in the second half of the year, were major contributors to the decline in gross margin percentage during the year.

    Operating income of $96.2 million, which included a $5.6 million severance-related charge in the first quarter, was 12% greater than that of 1994.

    The increase in interest earned is associated with income on $50.0 million, 8% debentures issued in June 1995 for the purpose of redeeming $50.0 million, 11 3/4% debentures in October 1995. Similarly, the increase in interest expense is also largely associated with the issuance of the 8% debentures in advance of and in anticipation of redeeming the 11 3/4% debentures, as well as the issuance of $25.0 million, 7 3/8% debentures associated with an acquisition later in the year.

    The inclusion of Thailand as a consolidated subsidiary in 1995 is primarily responsible for the improvement in equity in net earnings of affiliates.

    Differences in foreign tax rates relative to the United States statutory rate are primary reasons for the increase in the effective tax rate.

                          COATINGS, COLORS AND CERAMICS

    Sales increased 10% to $782.6 million. Increased demand and improved product mix in Europe, coupled with the favorable impact of the relatively weak U.S. dollar, more than offset reduced business activity in Latin America and the reduced demand in domestic durable goods.

    Operating profit declined slightly, largely because of the sizable exposure of this business to economic conditions in Latin America and the impact of the first quarter severance charge. Double-digit increases in operating profit in the United States and Canada and Europe were not sufficient to offset these factors.

                                    PLASTICS

    Worldwide sales increased marginally to $270.7 million as overall favorable price/mix and currency impacts exceeded the combination of the volume decline in the domestic business and the absence in 1995 of revenues associated with operations sold in 1994.

    The improvement in operating profit is largely attributable to European performance. Additionally, 1995 earnings included no contribution from the businesses divested in 1994. Margin pressures eased as prices for major raw materials stabilized or declined relative to the second half of 1994.

                                    CHEMICALS

    Chemicals sales were up a strong 24% to $269.7 million, with double-digit volume increases in both the United States and Europe. Industrial specialties sales in the United States and in Europe were especially strong, as were those of flame retardants and other polymer additives. Sales also benefited from the acquisition of Synthetic Products Company from Cookson Group plc in late October.

    Operating profits were essentially triple those of the prior year owing to the strong volume increase, a margin improvement initiative and the effective replacement of large fuel additive component volumes lost in the previous year.

                           1994 RESULTS OF OPERATIONS
================================================================================

    The Company posted record sales of $1.194 billion, with increases in all segments and all geographic regions. The variety of products sold by the Company makes it difficult to determine with certainty the increases or decreases in sales resulting from changes in the volume of products sold and selling prices. Management's best estimate of volume and selling price changes, as well as changes in other factors affecting total changes in net sales are: volume and acquisitions, 13%; currency, 0%; price/mix, 1%; and divestitures, (2%).

    Net earnings were $47.4 million or $1.45 per common share (fully diluted), compared with the $57.5 million or $1.73 per common share (before the cumulative effect of changes in accounting principles) earned in 1993.

    The primary reasons for the decline in net earnings were slower than anticipated assimilation of the domestic powder coatings business acquired from ICI in 1993; loss of volume of fuel additive business in the chemicals segment; increases in raw material costs, largely in the second half of the year, the size and frequency of which at times outpaced the Company's ability to pass on price increases to customers; and continued pricing pressures in Europe, primarily in the ceramic glaze business.

    Pricing pressures and increased raw material costs were primarily responsible for the decline in gross margin from 26.4% of sales to 24.9%.

    Worldwide operating income of $85.7 million declined from the $94.5 million earned in 1993 because of the gross margin items mentioned above, as well as increases in selling, general and administrative expenses, most of which are associated with the full-year impact of acquisitions and increases in research and development expenditures. Operating income improved in Europe and Asia-Pacific. Segment operating income improved slightly for Coatings, Colors and Ceramics, but declined in the other segments.

    Interest earned decreased, primarily because of the reduction in cash and marketable securities used to finance the repurchase of the Company's common stock.

    Equity in net earnings of affiliates decreased due to continued unfavorable business conditions in markets served by the Turkish affiliate and continued slow development of market penetration in Thailand.

    Foreign currency loss of $0.5 million declined from a $2.7 million gain in 1993 because of the effects of a weaker U.S. dollar and lower translation gains in Brazil.

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

    Operating profit declined 32%, because in some instances raw material cost increases outpaced the Company's ability to increase selling prices to customers, and because of the sale during the year of its plastics business in Australia and New Zealand, which had contributed to profit in 1993.

                                    CHEMICALS

    Chemicals had sales of $216.8 million, despite having experienced a significant decline in the domestic fuel additive component business from a major customer whose business had decreased. Sales increases in Europe and Asia-Pacific more than offset the decline.

    The loss of the domestic fuel additive component volume and tankage facility clean-up costs incurred during the year were the major reasons for the 44% decline in operating profit from 1993.

                                   OTHER ITEMS
================================================================================

                                  ENVIRONMENTAL

    During 1995, the Company reached an agreement in principle to settle the suit filed in 1993 by the United States Environmental Protection Agency alleging violation of the Clean Water Act and the River and Harbors Act by Keil Chemical, a production facility owned and operated by Ferro in Hammond, Indiana. The Company had been named as one of several defendants, including three local municipalities, one local government agency (a sewer district) and four other area industrial concerns. Subject to the negotiation of an acceptable consent decree, the Company will agree to pay a civil penalty of $0.4 million and to pay $1.4 million into a fund to be established to help clean up sediment in the West Branch of the Grand Calumet River. Terms of the consent decree are still being negotiated.

    During 1994, the Company signed an Agreed Order with the Indiana Department of Environmental Management and the Hammond Department of Environmental Management, settling the agencies' claims that the Keil Chemical facility had violated various air emission regulations. Subject to satisfactory compliance with the terms of the Agreed Order, the United States Environmental Protection Agency has concluded its Notice of Violations against the Keil Chemical facility. Under the Agreed Order, the Company paid a civil cash penalty of $1.5 million, constructed a supplemental environmental project and commenced reduction of air emissions to reach compliance with federal and state air emission regulations, according to compliance schedules contained in the Agreed Order.

    Additionally, governmental agencies have identified several disposal sites for clean-up under Superfund and similar laws to which the Company has been named a Potential Responsible Party (PRP). The Company is participating in the cost of certain clean-up efforts. However, the Company's share of such costs has not been material and is not expected to have a material adverse impact on the Company's financial condition or results of operations.

                                  INTERNATIONAL

    European operations during 1995 continued the improvement in both revenues and operating income commenced in the second half of 1994.

    Latin American operations in 1995 were negatively impacted by macroeconomic conditions in the region. As of this writing, there is no noticeable improvement in the region, though it is anticipated that conditions may improve in the second half of 1996.

                               ACCOUNTING CHANGES

    During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance for recognition of impairment losses to long-lived assets. The Statement is effective for fiscal years beginning after December 15, 1995. The Company does not anticipate the adoption of this Statement to have a material effect on the Company's financial position or results of operations.

    During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which provides a basis for measurement and recognition of all stock-based employee compensation plans. The disclosure requirements of this Statement are effective for fiscal years beginning after December 15, 1995. The Company expects that it will maintain its current accounting method for stock-based compensation and disclose the pro-forma effects on net income and earnings per share of the fair market value method as permitted by the Statement.

    In 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The Company adopted the new Statement as of the beginning of fiscal year 1994. The Company provides certain postemployment benefits to certain former and inactive employees. The new Statement requires that costs of such benefits be accrued over the employees' years of service rather than on a cash basis. The incremental cost of adopting this Statement was insignificant to the year of adoption and on an ongoing basis.

    In 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted this Statement as of the beginning of fiscal year 1994. Under the new Statement, debt securities which are classified as available-for-sale are to be carried at fair value, and unrealized holding gains or losses are to be carried as a separate component of shareholders' equity. The Company's debt securities are deemed to be available-for-sale and the Company's investment guidelines require that such securities be primarily short-term. Because of the short-term nature of these securities, market value generally approximates cost, and the Company experienced no material impact on its financial statements in 1994.

                          Acquisitions and Divestitures

    In October 1995, the Company acquired Synthetic Products Company (Synpro) from Cookson Group plc of London, England. Continuing Synpro operations are maintained in Cleveland, Ohio, and Ft. Worth, Texas. Synpro produces a line of polymer additives, including lubricants, heat stabilizers and dispersions.

    During 1994, the Company acquired Diamonite Products from W. R. Grace & Co. Located in Shreve, Ohio, Diamonite manufactures custom ceramic products for the automotive, aerospace, electronics, metalworking, textile and power generation industries.

    In April 1994, the Company signed agreements with Guangdong Fotao Group Co. Ltd. to establish a joint venture in the People's Republic of China to manufacture and market ceramic frit, glazes, colors and grinding media. Ferro will hold a majority interest of 60%.

    The Company acquired the North American and European powder coatings business of Imperial Chemical Industries (ICI) in April 1993, and with this acquisition became one of the largest powder coatings producers in the world. Bayer S.p.A.'s ceramic frit and color business in Italy was acquired in June 1993 and enhanced the Company's already strong presence in the very significant Italian ceramic marketplace. In October 1993, the Company acquired the binder and ink business, previously known as the MSI Materials Division of Palomar-MSI, Inc., from Electro Scientific Industries, Inc.

    In December 1995, the Company sold the European engineering thermoplastics business known as Eurostar to LNP Engineering Plastics Europe B.V., a subsidiary of Kawasaki Steel Corporation. During 1994, the Company sold the plastics operation located in Australia and New Zealand. During 1993, the Company sold several small operations. The results of these operations were not material to Ferro.

                         LIQUIDITY AND CAPITAL RESOURCES

    Cash flow from operations was again a strong source of funds in 1995, permitting the Company to meet financial obligations, while repurchasing approximately 1.1 million shares of Ferro common stock and providing for significant capital expenditures. Cash flow from operating activities amounted to $107.8 million in 1995 compared with $81.8 million in 1994. This increase in cash from operating activities was largely attributable to improvements in working capital.

    The Company purchased 1,050,965 shares of common stock during 1995 and 1,492,900 shares during 1994 under the stock purchase plan. It did not purchase any shares of common stock under the stock purchase program in 1993.

    Cash used or provided for by financing activities was primarily affected by the stock repurchase and the proceeds of various debentures discussed below.

    Capital expenditures for plant and equipment were $49.5 million in 1995, $59.7 million in 1994 and $43.7 million in 1993. Information concerning these expenditures by business segment can be found on page 30. Capital expenditures for 1996 are estimated to be $74.0 million.

    On October 31, 1995, the Company filed a $300.0 million Shelf Registration with the Securities and Exchange Commission. This registration will enable the Company to offer, either separately or together, debt securities, common stock and/or preferred stock, warrants, stock purchase contracts, depositary shares, and stock purchase units. Proceeds would be used for general corporate purposes.

    On October 15, 1995, the Company redeemed the $50.0 million of 11 3/4% debentures originally issued in 1985.

    The Company filed a $100.0 million Shelf Registration with the Securities and Exchange Commission in August 1992. Securities sold under that registration include the following: On November 7, 1995, the Company issued $25.0 million of 7 3/8% debentures with a 20-year maturity; on June 20, 1995, the Company issued $50.0 million of 8% debentures, with a 30-year maturity; and on May 13, 1993, the Company issued $25.0 million of 7 5/8% debentures with a 20-year maturity.

    The common stock cash dividend was increased by 12.5% during 1993 to an annual payout of $0.54 per common share. Common stock cash dividends were paid at the rate of $0.54 per share in 1995 and 1994. See page 34 for additional dividend data.

    The Company's financial condition remains strong, and the Company has the resources necessary to meet future anticipated funding requirements. In addition to cash flow from operations, the Company has sufficient unused debt capacity, including $140.0 million of a $150.0 million line of credit, to finance its ongoing capital requirements and to take advantage of acquisition opportunities.

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

                        CONSOLIDATED STATEMENTS OF INCOME
                       Ferro Corporation and Subsidiaries

                                                                                              (Dollars in Thousands)
Years ended December 31, 1995, 1994 and 1993                                            1995            1994           1993
====================================================================================================================================
NET SALES                                                                         $1,322,954       1,194,247      1,065,748

COST OF SALES                                                                      1,003,638         896,587        783,897
SELLING, ADMINISTRATIVE AND GENERAL EXPENSE                                          223,101         211,983        184,372
RESTRUCTURING CHARGE                                                                       -               -          3,000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   1,226,739       1,108,570        971,269
------------------------------------------------------------------------------------------------------------------------------------
         OPERATING INCOME                                                             96,215          85,677         94,479
------------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME
     Interest earned                                                                   5,509           3,778          4,654
     Equity in net earnings (losses) of affiliated companies                             982          (1,143)           770
     Foreign currency transaction gains (losses)                                        (160)           (508)         2,743
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       6,331           2,127          8,167
OTHER CHARGES

     Interest expense                                                                 15,226          10,933         10,081
     Miscellaneous - net                                                               7,161           2,565          3,276
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      22,387          13,498         13,357
------------------------------------------------------------------------------------------------------------------------------------
         INCOME BEFORE TAXES AND CUMULATIVE EFFECT OF
             CHANGES IN ACCOUNTING PRINCIPLES                                         80,159          74,306         89,289
INCOME TAXES                                                                          30,905          26,912         31,784
------------------------------------------------------------------------------------------------------------------------------------
         INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN
             ACCOUNTING PRINCIPLES                                                    49,254          47,394         57,505
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES FOR
         Postretirement benefits, net of tax                                               -               -        (23,603)
         Income taxes                                                                      -               -          3,053
====================================================================================================================================
         Net Income                                                                   49,254          47,394         36,955
         Dividend on Preferred Stock, Net of Tax                                       3,670           3,583          3,524
         Net Income Available to Common Shareholders                              $   45,584          43,811         33,431
====================================================================================================================================
PER COMMON SHARE DATA
     Before cumulative effect of accounting changes
         Primary earnings                                                               1.64            1.52           1.83
         Fully diluted earnings                                                         1.56            1.45           1.73
     After cumulative effect of accounting changes
         Primary earnings                                                               1.64            1.52           1.13
         Fully diluted earnings                                                         1.56            1.45           1.09
====================================================================================================================================

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                       Ferro Corporation and Subsidiaries

                                                                                                    (Dollars in Thousands)
December 31, 1995 and 1994                                                                        1995                 1994
====================================================================================================================================
                                     ASSETS
====================================================================================================================================
CURRENT ASSETS

   Cash and cash equivalents                                                                  $ 16,695               19,822
   Trade notes and accounts receivable, after deduction of
     $9,877 in 1995 and $7,129 in 1994 for possible losses                                     230,742              217,889
   Inventories (note 2)                                                                        155,253              142,133
   Other current assets                                                                         29,676               35,571
------------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                      432,366              415,415
OTHER ASSETS
   Investments in affiliated companies                                                           7,622                8,923
   Unamortized excess of cost over net assets acquired                                          95,553               50,629
   Sundry other assets                                                                          33,119               37,820
------------------------------------------------------------------------------------------------------------------------------------
     Total other assets                                                                        136,294               97,372
PLANT AND EQUIPMENT
   Land                                                                                         16,074               14,989
   Buildings                                                                                   142,436              135,282
   Machinery and equipment                                                                     494,842              451,323
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               653,352              601,594
   Less accumulated depreciation and amortization                                              346,064              313,005
------------------------------------------------------------------------------------------------------------------------------------
     Net plant and equipment                                                                   307,288              288,589
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              $875,948              801,376
====================================================================================================================================
                      LIABILITIES AND SHAREHOLDERS' EQUITY
====================================================================================================================================
CURRENT LIABILITIES

   Notes and loans payable (note 3)                                                           $ 35,587               18,752
   Accounts payable                                                                            115,889              120,308
   Income taxes payable                                                                         10,870                8,553
   Accrued payrolls                                                                             16,718               15,553
   Accrued expenses and other current liabilities                                               78,244               65,170
------------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                 257,308              228,336
LONG-TERM LIABILITIES, less current portion (note 3)                                           104,910               77,611
ESOP LOAN GUARANTEE (note 3)                                                                    30,470               37,503
POSTRETIREMENT LIABILITIES (note 9)                                                             43,570               42,076
OTHER NON-CURRENT LIABILITIES                                                                   57,540               49,106
SHAREHOLDERS' EQUITY (notes 4 and 5)
   Serial convertible preferred stock, without par value.
     Authorized 2,000,000 shares; 1,520,215 shares issued                                       70,500               70,500
   Guaranteed ESOP obligation                                                                 (30,470)              (37,503)
   Common stock, par value $1 per share. Authorized
     150,000,000 shares; 31,549,083 shares issued                                               31,549               31,549
   Paid-in capital                                                                              13,237               10,233
   Earnings retained in the business                                                           427,611              396,969
   Foreign currency translation adjustment                                                    (20,576)              (24,020)
   Other                                                                                       (5,595)               (1,550)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               486,256              446,178
   Less cost of common stock held in treasury, 4,687,832
     shares in 1995 and 3,722,464 shares in 1994                                                97,626               74,207
   Less cost of convertible preferred stock held in treasury,
     139,724 shares in 1995 and 112,717 shares in 1994                                           6,480                5,227
------------------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                                382,150              366,744
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              $875,948              801,376
====================================================================================================================================

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       Ferro Corporation and Subsidiaries

December 31, 1995, 1994 and 1993

                                                                                 FOREIGN    COMMON   PREFERRED              TOTAL
                                       GUARANTEED                               CURRENCY     STOCK       STOCK             SHARE-
                            PREFERRED        ESOP  COMMON  PAID-IN  RETAINED TRANSLATION   HELD IN     HELD IN           HOLDERS'
(Dollars in Thousands)          STOCK  OBLIGATION   STOCK  CAPITAL  EARNINGS  ADJUSTMENT  TREASURY    TREASURY   OTHER     EQUITY
====================================================================================================================================
BALANCES AT
DECEMBER 31, 1992            $ 70,500     (50,897) 31,549    9,323   349,981     (17,617)  (43,905)     (2,880) (1,081)   344,973

Net income                                                            36,955                                               36,955
Cash dividends:
   Common stock                                                      (14,822)                                             (14,822)
   Preferred stock                                                    (4,675)                                    (4,675)
Federal tax benefits                                                   1,151                                                1,151
Transactions involving
   benefit plans                            6,821              437                           3,334               (2,609)    7,983
Foreign currency
   translation adjustment                                                        (11,504)                                 (11,504)
Purchase of treasury stock                                                                              (1,264)            (1,264)
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1993              70,500     (44,076)  31,549   9,760   368,590     (29,121)  (40,571)     (4,144)  (3,690)  358,797

Net income                                                            47,394                                               47,394
Cash dividends:
   Common stock                                                      (15,433)                                             (15,443)
   Preferred stock                                                    (4,598)                                              (4,598)
Federal tax benefits                                                   1,026                                                1,026
Transactions involving
   benefit plans                           6,573               473                           3,425                 2,140   12,611
Foreign currency
   translation adjustment                                                          5,101                                    5,101
Purchase of treasury stock                                                                 (37,061)     (1,083)          (38,144)
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1994              70,500    (37,503)   31,549  10,233   396,969     (24,020)  (74,207)     (5,227)    (1,550) 366,744

Net income                                                            49,254                                                49,254
Cash dividends:
   Common stock                                                      (14,953)                                     (14,953)
   Preferred stock                                                    (4,524)                                               (4,524)
Federal tax benefits                                                     865                                                   865
Transactions involving
   benefit plans                           7,033             3,004                           1,653        (442)    (4,045)   7,223
Foreign currency
   translation adjustment                                                          3,444                                     3,444
Purchase of treasury stock                                                                 (25,072)       (831)            (25,903)
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1995            $ 70,500    (30,470)   31,549  13,237   427,611     (20,576)  (97,626)     (6,480)    (5,595) 382,150
====================================================================================================================================

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Ferro Corporation and Subsidiaries

                                                                                           (Dollars in Thousands)
Years ended December 31, 1995, 1994 and 1993                                      1995               1994              1993
====================================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                 $    49,254             47,394            36,955
   Adjustments to reconcile net income to net cash provided by operating activities
     Depreciation and amortization                                              46,261             42,704            38,257
     Change in deferred income taxes                                             2,173              (202)           (11,520)
     Effect of accounting change for postretirement benefits                        --                 --            37,764
     Other non-cash items                                                        7,677              1,546              (139)
     Changes in current assets and liabilities,
     net of effects of acquisitions
         Trade notes and accounts receivable                                    (7,242)           (39,378)          (11,131)
         Inventories                                                             1,370            (12,678)          (20,602)
         Other current assets                                                    3,374             10,961             4,092
         Accounts payable                                                       (6,258)            22,204             8,026
         Accrued expenses and other current liabilities                         10,776              5,681           (14,605)
     Other operating activities                                                    368              3,613            (5,137)
------------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM OPERATING ACTIVITIES                                    107,753             81,845            61,960
CASH FLOW FROM INVESTING ACTIVITIES
     Proceeds from sale of equipment                                             2,571              2,885             1,687
     Capital expenditures for plant and equipment                              (49,528)           (59,700)          (43,711)
     Proceeds from divestitures                                                  6,869              3,151             5,048
     Acquisition of companies, net of cash acquired                            (69,919)            (9,176)          (75,456)
     Transactions with affiliated companies                                      1,833                126             2,036
     Change in marketable securities, net                                           --             38,335             9,774
     Other investing activities                                                  4,338             (2,249)           (1,240)
------------------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                        (103,836)           (26,628)         (101,862)
CASH FLOW FROM FINANCING ACTIVITIES
     Net borrowings (payments) under short-term lines                           16,491               (549)           (1,308)
     Proceeds from long-term debt                                               75,035                 --            25,962
     Principal payments on long-term debt                                      (52,228)            (2,070)           (1,245)
     Proceeds from sale of stock                                                 1,941              2,780             3,109
     Purchase of treasury stock                                                (25,903)           (38,144)           (1,264)
     Cash dividends paid to minority shareholders of subsidiaries               (1,033)              (701)             (312)
     Cash dividends paid                                                       (19,477)           (20,041)          (19,497)
------------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES                          (5,174)           (58,725)            5,445
Effect of Exchange Rate Changes on Cash                                         (1,870)            (1,786)           (1,239)
------------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                (3,127)            (5,294)          (35,696)
Cash and Cash Equivalents at Beginning of Year                                  19,822             25,116            60,812
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $    16,695             19,822            25,116
====================================================================================================================================
CASH PAID DURING THE YEAR FOR
     Interest (net of amounts capitalized)                                 $    15,625             10,475             9,893
     Income taxes                                                          $    29,167             26,467            35,090

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ferro Corporation and Subsidiaries

Years ended December 31, 1995, 1994 and 1993

                            1. SUMMARY OF SIGNIFICANT
                               ACCOUNTING POLICIES
================================================================================
                           PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and all of its subsidiaries after elimination of significant intercompany accounts, transactions and profits. Affiliates in which the Company has stock ownership from 20% to 50% are accounted for on the equity basis.

    Certain amounts in the 1993 and 1994 financial statements and the accompanying notes have been reclassified to conform to the 1995 presentation. Financial results for acquisitions are included in the consolidated financial statements from the date of acquisition.

                        TRANSLATION OF FOREIGN CURRENCIES

    Except for international companies whose functional currency is the U.S. dollar, financial statements of international companies are translated to U.S. dollar equivalents at the following exchange rates: (1) balance sheet accounts at year-end rates; (2) income statement accounts at exchange rates weighted by the monthly volume of transactions occurring during the year. Translation gains or losses are recorded in shareholders' equity and transaction gains and losses are reflected in net income.

    The U.S. dollar is the functional currency of the Company's operations in Brazil and Ecuador due to the high inflation experienced in those countries. Translation gains or losses for these operations are reflected in net income.

                                CASH EQUIVALENTS

    Cash equivalents consist of highly liquid instruments with a maturity of three months or less and are carried at cost which approximates market value.

                              MARKETABLE SECURITIES

    Marketable securities consist of highly liquid invest-ments carried at cost which approximates market value.

                           RISK MANAGEMENT DERIVATIVES

    Derivatives primarily consist of forward exchange contracts, foreign currency options and options related to primary metals. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized as adjustments of carrying amounts when the hedged transaction occurs. Gains and losses on derivative financial instruments that do not qualify as hedges are recognized as foreign currency transaction gains or losses. Premiums paid on purchased options are deferred and amortized over the life of the option.

                          NEW ACCOUNTING PRONOUNCEMENTS

    During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance for recognition of impairment losses to long-lived assets. The Statement is effective for fiscal years beginning after December 15, 1995. The Company does not anticipate the adoption of this Statement to have a material effect on the Company's financial position or results of operations.

    During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which provides a basis for measurement and recognition of all stock-based employee compensation plans. The disclosure requirements of this Statement are effective for fiscal years beginning after December 15, 1995. The Company expects that it will maintain its current accounting method for stock-based compensation and disclose the pro forma effects on net income and earnings per share of the fair market value method as permitted by the Statement.

                     USE OF ESTIMATES IN THE PREPARATION OF
                              FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   INVENTORIES

    Inventories are valued at the lower of cost or market. Cost is determined utilizing the first-in, first-out (FIFO) method, except for selected domestic and international inventories which utilize the last-in, first-out (LIFO) method.

                         GOODWILL AND OTHER INTANGIBLES

    The excess of cost over equity in net assets of acquired companies is being amortized over periods benefited, with the most extended period being 40 years.

Accumulated amortization was $19.9 million and $13.9 million at December 31, 1995 and 1994, respectively.

    The realizability of goodwill and other intangibles is evaluated periodically as events or circumstances warrant. Such evaluations are based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company business. The analysis necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of their intangible assets.

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

    Buildings                      20 to 40 years
    Machinery and equipment         5 to 15 years

                               ENVIRONMENTAL COSTS

    The Company expenses recurring costs associated with control and disposal of hazardous materials in current operations. Costs associated with the remediation of environmental pollution are accrued when it becomes probable that a liability has been incurred and the costs can be reasonably estimated.

                                  INCOME TAXES

    Commencing with 1993, income taxes have been provided using the liability method.

                               EARNINGS PER SHARE

    Primary net income per common share is based on a weighted average of common and common equivalent shares. Fully diluted earnings per share reflect the potential dilution of earnings per share assuming that convertible preferred shares are converted into common shares.

                                 2. INVENTORIES
================================================================================

    The portion of inventories valued on a LIFO basis at December 31, 1995 and 1994 is as follows:

                                    1995  1994
===============================================
United States                         40%   50
Outside the United States              9    12
Consolidated                          22    26
===============================================

    If the FIFO method of inventory valuation had been used exclusively by the Company, inventories would have been $17.6 million and $17.7 million higher than reported at December 31, 1995 and 1994, respectively.

    Inasmuch as certain of the inventory costs are determined by use of the LIFO dollar value method (under which the raw materials, work in process and finished goods are included in one pool), it is impracticable to separate LIFO inventory values among raw materials, work in process and finished goods.

                     3. FINANCING AND LONG-TERM LIABILITIES
================================================================================
    Long-term liabilities at December 31, 1995 and 1994 are as follows:

(Dollars in Thousands)                                  1995              1994
================================================================================
Parent Company:
   Unsecured:
     Debentures, 11 3/4%, due 2000                  $      -            49,964
     Debentures, 7 5/8, due 2013                      24,788            24,782
     Debentures, 8%, due 2025                         49,318                 -
     Debentures, 7 3/8%, due 2015                     24,929                 -
Secured:
     Mortgages, 7.3% to 8.5%
       payable to 2017                                   155               252
Subsidiary Companies:
   Unsecured:
     Notes payable, 1.55% to 9.675%
       payable to 1998                                 3,062             2,418
   Secured:
     Mortgages, 8.8% to 10.8%
       payable to 2002                                 4,506             1,670
--------------------------------------------------------------------------------
                                                     106,758            79,086
Less current portion (A)                               1,848             1,475
--------------------------------------------------------------------------------
 Total                                              $104,910            77,611
================================================================================

                    (A) Included in notes and loans payable.

    The aggregate principal payments on long-term indebtedness for the next five years are as follows:

(Dollars in Thousands)
   1996         1997        1998          1999         2000
===========================================================
 $1,848        1,896         926           880          970

    At December 31, 1995, $4.7 million of long-term indebtedness was secured by property, equipment and certain other assets with a net book value approximating $8.4 million.

    The 11 3/4% debentures issued in 1985 in the principal amount of $50.0 million and due in the year 2000 were called by the Company at par in October 1995. The $100.0 million Shelf Registration originally filed in 1992 was exhausted with the issuance of debentures in June and November of 1995.

    On June 20, 1995, the Company issued $50.0 million in 8% debentures under the 1992 Shelf Registration. These debentures mature in the year 2025 and the fair market value was approximately $52.4 million at December 31, 1995.

    On November 7, 1995, the Company issued $25.0 million in 7C/,% debentures under the 1992 Shelf Registration. These debentures mature in the year 2015, and the fair market value was approximately $25.8 million at December 31, 1995.

    In 1993, the Company issued $25.0 million in 7B/,% debentures under the 1992 Shelf Registration. These debentures mature in the year 2013, and the fair market value was approximately $26.4 million at December 31, 1995.

    On October 31, 1995, the Company filed a $300.0 million Shelf Registration with the Securities and Exchange Commission. This registration will enable the Company to offer, separately or together, debt securities, common stock and/or preferred stock, warrants, stock purchase contracts, depositary shares, and stock purchase units. Proceeds would be used for general corporate purposes.

    The Company has a five-year revolving credit agreement in the amount of $150.0 million which matures on August 1, 2000. The agreement permits the maturity date to be extended for one year with the consent of the parties. Interest on revolving credit borrowings is payable at floating prime or lower rates based on Company options. There is a commitment fee of 3/16% per year. At December 31, 1995, the Company had an outstanding borrowing of $10.0 million under this agreement.

    There are no covenants in the revolving credit agreement which significantly limit the dividend payment capability of the Company, and the Company does not expect to include any such covenants in future offerings under the Shelf Registration. In addition, there are no significant restrictions on the payment of dividends by the subsidiaries and affiliates of the Company.

    In 1989, the Company created an Employee Stock Ownership Plan (ESOP). The ESOP borrowed $63.5 million at an interest rate of 8.5% and $7.0 million at an adjustable interest rate in 10-year loans guaranteed by the Company. Interest paid by the ESOP totaled $3.0 million, $3.6 million and $4.1 million in 1995, 1994 and 1993, respectively. The Company has reflected the guaranteed ESOP borrowings as a loan guarantee on its balance sheet with a like amount of "Guaranteed ESOP Obligation" recorded as a reduction of shareholders' equity. As the Company and its employees make contributions to the ESOP, these contributions, plus the dividends paid on the Company's preferred stock held by the ESOP, are used to service the borrowings. As the principal amounts of the loans are repaid, the "Guaranteed ESOP Obligation" is reduced accordingly.

    Capitalized interest was $0.7 million, $1.0 million and $1.1 million in 1995, 1994 and 1993, respectively.

    The maintenance of minimum cash balances is informally agreed to with certain banks as a result of loans, commitments and services rendered. Cash balances maintained to meet operating needs on a daily basis are sufficient to satisfy these informal agreements. These balances are available for use by the Company and its subsidiaries at all times and do not contain legal restrictions. Cash in excess of such operating requirements is invested in short-term securities.

                                 4. STOCK PLANS
================================================================================

    The Company maintains the following stock option plans for the benefit of its employees: a performance share plan, a savings and stock ownership plan which includes an investment savings plan and the ESOP.

    The stock option plans provide for the issuance of stock options at no less than the then current market price. Options are exercisable over a 10-year period.

    Information pertaining to these stock options is shown below:

                                        1995           1994           1993
================================================================================
Shares granted                          200,935        201,850        180,775
   Average option price                  $24.00          33.39          29.42
Shares exercised                         35,676         39,284         98,961
   Average option price                   $9.33          15.93          14.04
Shares which became
   exercisable                          137,353        114,613        103,068
   Average option price                  $29.12          23.14          19.03
Shares unexercised at
   year-end                           1,145,863      1,003,241        845,551
Option price range
   per share                              $6.95           6.95           6.95
                                       to 34.00       to 34.00       to 30.42
Shares cancelled                         22,637          4,876         12,970
Shares available for
   granting future options              643,408        821,706      1,018,680
================================================================================

    The Company maintains a performance share plan whereby awards, expressed as shares of common stock of the Company, are earned only if the Company meets specific performance targets over a three-to-five-year period. The plan pays 50% cash and 50% common stock for the value of any earned performance shares. Performance share awards in the amount of 166,467 shares, 235,395 shares and 305,858 shares were outstanding at the end of 1995, 1994 and 1993, respectively. The Company accrues amounts based on performance reflecting the value of cash and common stock which is anticipated to be earned. The effect of the plan was to reduce income by $500,000, $64,000 and $1,144,000 in 1995, 1994 and 1993,
respectively.

    The ESOP provides for the Company to match eligible employee pretax savings. Amounts expensed under the ESOP were $2.6 million, $2.5 million and $2.1 million in 1995, 1994 and 1993, respectively.

                                5. CAPITAL STOCK
================================================================================

    In 1989, Ferro issued 1,520,215 shares of 7% Series A ESOP Convertible Preferred Stock to National City Bank, trustee for the Ferro ESOP. The shares were issued at a price of $46.375 per share for a total consideration of $70.5 million. Each share of ESOP convertible preferred stock is convertible into
1.7325 shares of common stock. As the loans are repaid by the trustee, preferred shares are allocated to participating individual employee accounts. The Company is required to repurchase at the original issue price, for cash or common stock at the Company's option, the preferred shares allocated to an employee's ESOP account upon distribution of such account to the employee unless such shares have been converted to common stock. Each preferred share carries one vote, voting together with the common stock on most matters.

    The Company purchased 1,050,965 shares of common stock in 1995 at an aggregate cost of $25.1 million; purchased 1,492,900 shares of common stock in 1994 at an aggregate cost of $37.1 million; and did not purchase any shares of common stock in 1993. At December 31, 1995, the Company had remaining authorization to acquire 365,035 shares under the current treasury stock purchase program.

    On January 26, 1996, the Board of Directors authorized the repurchase of up to 3,000,000 shares of Ferro common stock. These shares are to be purchased on the open market from time to time.

    The Company maintains a Shareholder Rights Plan whereby, until the occurrence of certain events, each share of the outstanding common stock represents ownership of one right (Right). The Rights become exercisable only if a person or group acquires 20% or more of the Company's common stock (10% under certain circumstances) or commences a tender or exchange offer upon consummation of which such person or group would control 20% or more of the common shares. Each Right entitles holders to buy one share of Ferro common stock at an exercise price of $20.00 per share. The Rights, which do not have the right to vote or receive dividends, expire on April 9, 1996. Rights may be redeemed by the Company at $0.022 per Right at any time until the fifteenth day following public announcement that a person or group has acquired 20% or more of the voting power, unless such period is extended by the Board of Directors while the Rights are redeemable.

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

                        6. ACQUISITIONS AND DIVESTITURES
================================================================================

    In October 1995, the Company acquired Synthetic Products Company (Synpro) from Cookson Group plc, of London, England. Continuing operations are maintained in Cleveland, Ohio and Fort Worth, Texas. Synpro produces a line of polymer additives including lubricants, heat stabilizers and dispersions. The cost of this acquisition was approximately $69.0 million and was accounted for using the purchase method of accounting. The purchase price was allocated based on fair value of assets at the date of acquisition with approximately $48.7 million being assigned to goodwill and other intangibles. See Note 13 for further information.

    In December 1995, the Company sold the European engineering thermoplastics business known as Eurostar to LNP Engineering Plastics Europe B.V., a subsidiary of Kawasaki Steel Corporation. The results of this operation were not material to Ferro.

    During 1994, the Company acquired Diamonite Products from W. R. Grace & Company. Diamonite, located in Shreve, Ohio, manufactures custom ceramic products for the automotive, aerospace, electronics, metalworking, textile and power generation industries. The acquisition was accounted for using the purchase method of accounting.

    In April 1994, the Company signed agreements with Guangdong Fotao Group Co. Ltd. to establish a joint venture in the People's Republic of China to manufacture and market ceramic frit, glazes, colors and grinding media. Ferro will hold a majority interest of 60%.

    In 1993, the Company acquired the North American and European powder coatings business of Imperial Chemical Industries (ICI), the Italian ceramic frit and color business of Bayer S.p.A. and the binder and ink business of Electro Scientific Industries, Inc. Acquisitions were completed for cash of approximately $75.5 million and were accounted for using the purchase method of accounting. Purchase prices have been allocated based on fair values of assets at date of acquisitions with approximately $37.4 million being assigned to goodwill and other intangibles.

    The Company sold or discontinued operations representing annual sales of approximately $20.0 million, $30.0 million and $15.0 million in 1995, 1994 and 1993, respectively. The largest of these were the 1994 sale of the plastics businesses located in Australia and New Zealand, representing approximately $30.0 million in annual sales. The results of these operations were not material to Ferro.

                            7. CONTINGENT LIABILITIES
================================================================================

    There are pending against the Company and its consolidated subsidiaries various lawsuits and claims. In the opinion of Management, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the consolidated financial position or results of operations or liquidity of the Company.

                       8. RESEARCH AND DEVELOPMENT EXPENSE
================================================================================

    Amounts expended for development or significant improvement of new and/or existing products, services and techniques approximated $23.2 million, $22.9 million and $19.3 million in 1995, 1994 and 1993, respectively.

                             9. RETIREMENT BENEFITS
================================================================================

    The following information sets forth data for those selected pension plans of the Company and those subsidiaries which are subject to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." Several other pension plans for the international subsidiaries are insured and fully funded. Due to the diverse nature of the regulatory environment of various countries, the pension plans have varied benefit determinations. The largest plan is for United States salaried employees whose benefits are primarily based on employees' highest consecutive five years' earnings. Annual pension costs for the Company and its subsidiaries were $7.2 million, $8.5 million and $6.0 million in 1995, 1994 and 1993, respectively.

    The Company's funding policy is to contribute annually amounts required by the various agencies governing the retirement plans of the Company. The net periodic pension cost for plans accounted for under Statement No. 87 included the following components:

(Dollars in Thousands)                     1995       1994       1993
================================================================================
Service cost-benefits earned
   during the period                   $  5,310      7,212      5,815
Interest cost on the projected
   benefit obligation                    14,468     13,775     13,082
Actual return on plan assets            (30,528)     4,269    (15,645)
Net amortization and deferral            16,949    (18,628)     1,577
--------------------------------------------------------------------------------
Net periodic pension cost              $  6,199      6,628      4,829
================================================================================

    Net amortization and deferral consists of amortization of net assets and obligations at transition and deferral and amortization of subsequent net gains and losses.

    Assumptions used in developing the projected benefit obligation as of December 31 were:

                                           1995       1994       1993
================================================================================
Discount or settlement
   rate                                  6.5-10.0%   7.0-10.0  6.0-10.0
Rate of increase in
   compensation levels                   2.5- 9.0    3.0- 9.0  6.0- 9.0
Expected long-term rate
   of return on assets                   7.0-10.5    6.0-10.0  8.0-11.0
================================================================================

    The following table sets forth the funded status of the plans and the amounts recognized in the Company's consolidated balance sheets:

                                                                                PLANS IN WHICH               PLANS IN WHICH
                                                                                 ASSETS EXCEED                  ACCUMULATED
                                                                                   ACCUMULATED                     BENEFITS
(Dollars in Thousands)                                                                BENEFITS                EXCEED ASSETS
============================================================================================================================
                                                                           1995           1994           1995          1994
----------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
    Vested benefit obligation                                          $136,231        113,004         29,002        20,472
============================================================================================================================
    Accumulated benefit obligation                                      142,440        117,848         37,761        26,195
============================================================================================================================
    Projected benefit obligation                                        166,953        136,506         42,698        28,987
Plan assets at fair value                                               167,752        145,490         21,647        16,847
----------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation (in excess of) or less than plan assets        799          8,984        (21,051)      (12,140)
Unrecognized net (gain) or loss                                         (2,650)         (9,212)         5,339        (1,427)
Prior service cost                                                        3,543          4,534          3,153         2,979
Unrecognized net transition (asset) obligation                          (4,834)         (5,760)         2,404         2,737
Minimum liability adjustment                                                 --             --         (8,239)       (3,745)
----------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost (pension liability)                                $(3,142)        (1,454)       (18,394)      (11,596)
============================================================================================================================


    In the aggregate, at year-end 1995 and 1994, the various plans' assets at fair value were less than the various plans' projected benefit obligations by $20.3 million and $3.2 million, respectively. The Company recognized a $2.4 million decrease in equity in 1995 and a $2.2 million increase in equity in 1994 for the minimum liability adjustment.

    The plans' assets consist primarily of equities and government and corporate obligations. The United States plans' assets included shares of the Company's stock with a market value of $5.1 million and $8.1 million at year-end 1995 and 1994, respectively.

    The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," as of January 1, 1993. The Company immediately recognized the transaction obligation resulting in a charge against income of $23.6 million after related income tax benefit of $14.2 million representing the cumulative effect of the change in accounting on results prior to January 1, 1993. Under Statement No. 106, 1993 current period expense exceeded the amount under the previous accounting method by $1.5 million after-tax.

    The Company provides eligible domestic retired employees with health care and life insurance benefits. Medical coverage is provided to all active domestic employees on a contributory basis. Life insurance is provided to all active domestic employees on a non-contributory basis.

    The Company funds these benefits as claims are presented.

    The net periodic postretirement benefit cost included the following components:

(Dollars in Thousands)                  1995           1994           1993
================================================================================
Service cost                          $  498            731            588
Interest cost                          2,935          3,077          3,129
Amortization of prior
   service cost                         (442)             -              -
--------------------------------------------------------------------------------
Net periodic postretirement
   benefit cost                       $2,991          3,808          3,717
================================================================================

    Assumptions used in developing the accumulated postretirement benefit obligation as of December 31 were:

                                        1995           1994           1993
================================================================================
Discount or settlement rate             7.75%           9.5            7.5
Rate of increase in covered
   health care benefits:
     First year                          9.0            9.0            9.0
     Decreasing gradually
       over 20 years to                  4.0            4.0            4.0
================================================================================

    The following table sets forth the accrued postretirement benefit obligation recognized in the Company's consolidated balance sheets.

(Dollars in Thousands)                 1995          1994
==========================================================
Accumulated postretirement
 benefit obligation:
     Retirees                       $27,220         26,122
 Fully eligible active plan
       participants                   3,335          3,801
     Other active plan participants   8,890          5,876
----------------------------------------------------------
                                     39,465         35,799
Unrecognized net (gain) or loss      (4,105)       (6,277)
----------------------------------------------------------
Accrued postretirement
   benefit obligation               $43,570         42,076
==========================================================

    Increasing the assumed health care cost trend rates by one percentage point for each future year would increase the accumulated postretirement benefit obligation as of December 31, 1995, by $3.4 million and the net periodic postretirement benefit cost by $0.3 million.

    The Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," as of January 1, 1994. The effect on the Company's financial statements was not material.

                             10. INCOME TAX EXPENSE
================================================================================

    The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as of January 1, 1993. The cumulative effect of this change was to increase net income by $3.1 million.

    Income tax expense attributable to income before taxes and cumulative effect of accounting changes:

(Dollars in Thousands)          1995         1994           1993
================================================================
Current:
   U.S. Federal              $15,173        8,885         11,035
   Foreign                    12,063       13,498         12,323
   State and local             2,845        1,841          1,904
----------------------------------------------------------------
                              30,081       24,224         25,262
----------------------------------------------------------------
Deferred:
   U.S. Federal                 (278)       3,054          5,151
   Foreign                     1,613         (329)           787
   State and local              (511)         (37)           584
----------------------------------------------------------------
                                 824        2,688          6,522
----------------------------------------------------------------
Total income tax             $30,905       26,912         31,784
================================================================

    In addition to the 1995 income tax expense of $30.9 million, certain income tax benefits of $2.4 million were allocated directly to shareholders' equity.

    The above taxes are based on earnings before income taxes and the cumulative effect of changes in accounting principles. These earnings aggregated $44.4 million, $34.4 million and $47.4 million for domestic operations and $35.7 million, $39.9 million and $41.9 million for foreign operations in 1995, 1994 and 1993, respectively.

    A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

(Dollars in Thousands)                  1995      1994      1993
================================================================
Statutory federal income tax rate       35.0%     35.0      35.0
   Foreign tax rate difference           1.9      (1.7)     (1.4)
   U.S. taxes on dividends from

     subsidiaries                        0.8       1.3       1.9
   State and local taxes net of
     federal income tax                  1.9       1.6       1.8
   Miscellaneous                        (1.0)       --      (1.7)
----------------------------------------------------------------
Effective tax rate                      38.6%     36.2      35.6
================================================================

    The components of deferred tax assets and liabilities at December 31 were:

(Dollars in Thousands)                   1995        1994
=========================================================
Deferred Tax Assets:
   Pension and other
     benefit programs                 $21,782      18,937
   Restructuring reserves               2,857       4,070
   Accrued liabilities                  5,671       4,922
   Net operating loss carryforwards    12,507       8,733
   Inventories                          3,900       3,100
   Other                                4,901       5,269
---------------------------------------------------------
Total Deferred Tax Assets              51,618      45,031
---------------------------------------------------------
Deferred Tax Liabilities
   Property and equipment-
     depreciation and amortization     26,064      22,275
   Other                                1,541       2,082
---------------------------------------------------------
Total Deferred Tax Liabilities         27,605      24,357
---------------------------------------------------------
Net Deferred Tax Asset Before
   Valuation Allowance                 24,013      20,674
Valuation Allowance                    (8,348)     (5,980)
---------------------------------------------------------
Net Deferred Tax Asset                $15,665      14,694
=========================================================

    At December 31, 1995, the Company's foreign subsidiaries had deferred tax assets relating to net operating loss carryforwards for income tax purposes of $12.5 million that expire in years 1996 through 2002, and in one instance, have no expiration period. For financial reporting purposes, a valuation allowance of $7.3 million has been recognized to offset the deferred tax assets relating to the net operating loss carryforwards.

    Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $94.2 million. Deferred income taxes are not provided on these earnings as it is intended that the majority of them are indefinitely invested in these entities.

                           11. REPORTING FOR SEGMENTS
================================================================================

    Major product lines of the Company are Coatings, Colors and Ceramics; Plastics; and Chemicals. Within Coatings, Colors and Ceramics, Coatings revenues represented approximately 41% of consolidated net sales during 1995, 1994 and 1993, while Colors represented approximately 10% of consolidated net sales in each of the three years. The Company's sales are primarily made through its own full-time sales force, though some sales are made through manufacturers' representatives and distributors.

    Identifiable assets are those used in the operation of each segment.

    Information about the Company's segment operating data follows:

                                           COATINGS, COLORS
(Dollars in Millions)                         AND CERAMICS    PLASTICS   CHEMICALS    TOTAL
============================================================================================
NET SALES
   1995                                          $782.6         270.7      269.7    1,323.0
   1994                                           710.3         267.1      216.8    1,194.2
   1993                                           616.9         246.9      201.9    1,065.7

OPERATING PROFIT
   1995                                          $ 71.3           8.8       18.6       98.7
   1994                                            74.4           7.4        6.3       88.1
   1993                                            71.9          10.3       13.5       95.7

IDENTIFIABLE ASSETS
   1995                                          $454.0          95.6      250.2      799.8
   1994                                           444.2         120.3      157.9      722.4
   1993                                           402.9         107.0      131.2      641.1

CAPITAL EXPENDITURES
   1995                                          $ 33.4           4.4       11.7       49.5
   1994                                            35.4           7.7       16.6       59.7
   1993                                            20.0           8.6       15.1       43.7

DEPRECIATION AND AMORTIZATION
   1995                                          $ 25.6           7.4       13.3       46.3
   1994                                            24.5           7.0       11.2       42.7
   1993                                            20.9           6.8       10.6       38.3
============================================================================================

    A reconciliation of operating profit to income before income taxes and changes in accounting principles included in the consolidated statements of income follows:

(Dollars in Millions)                                                                       1995          1994         1993
===========================================================================================================================
Operating profit                                                                           $98.7          88.1         95.7
Equity in net earnings of affiliated companies                                               1.0          (1.1)         0.8
Interest earned                                                                              5.5           3.8          4.7
General corporate expense-net                                                               (6.6)         (6.1)        (5.4)
Interest expense                                                                           (15.2)        (10.9)       (10.1)
Miscellaneous                                                                               (3.2)          0.5          3.6
---------------------------------------------------------------------------------------------------------------------------
   Income before taxes and changes in accounting principles                                $80.2          74.3         89.3
===========================================================================================================================

    A reconciliation of identifiable assets shown above to the total assets included in the consolidated balance sheets follows:

(Dollars in Millions)                                                                       1995          1994         1993
===========================================================================================================================
Total identifiable assets                                                                 $799.8         722.4        641.1
Investments in affiliated companies                                                          7.6           8.9         10.1
Corporate assets                                                                            68.5          70.1        116.7
---------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                           $875.9         801.4        767.9
===========================================================================================================================

    Geographic operating data follows:


                                  UNITED
                              STATES AND                         LATIN       ASIA-
(Dollars in Millions)             CANADA         EUROPE        AMERICA     PACIFIC        TOTAL
===============================================================================================
1995
NET SALES                         $658.1          483.5           88.3        93.1      1,323.0
OPERATING PROFIT                    46.5           39.2            5.3         7.7         98.7
IDENTIFIABLE ASSETS                423.5          271.9           40.5        63.9        799.8

1994
Net sales                         $602.0          399.3           93.2        99.7      1,194.2
Operating profit                    35.6           30.3           12.4         9.8         88.1
Identifiable assets                348.7          260.6           47.1        66.0        722.4

1993
Net sales                         $534.0          347.6           91.6        92.5      1,065.7
Operating profit                    44.8           26.6           15.4         8.9         95.7
Identifiable assets                300.8          243.7           38.2        58.4        641.1
===============================================================================================

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

                            12. FINANCIAL INSTRUMENTS
================================================================================

    It is the Company's hedging policy to neutralize or mitigate the potentially negative effects of currency movements and raw material prices. The Company's use of derivative financial instruments is limited to the hedging of underlying exposures. The Company does not engage in speculative transactions for trading purposes.

    The Company uses forward exchange contracts and currency options to hedge its exposure to foreign currency fluctuations. Several of the Company's foreign subsidiaries enter into forward contracts to protect against the risk of increased cost of non-local currency denominated raw materials. The most prevalent transactions involve the purchase of U.S. dollars against Dutch guilders and Spanish pesetas. The maturity of the hedges is consistent with the underlying exposure, generally not beyond one year. At December 31, 1995, the market value of such forward contracts was $4.0 million, compared with a contract value of $3.9 million.

    The Company enters into foreign currency options to protect the U.S. dollar value of profits generated by certain European operations. Such activity involves the purchase of put options for the Dutch guilder, Spanish peseta and French franc against the U.S. dollar. The maturity of the options is generally under one year. At December 31, 1995, the face value or notional amount of all outstanding currency options was $9.1 million. If liquidated at year-end 1995, these options would have produced a cash amount of $90,000 versus an unamortized cost of $134,000.

    In addition to hedging foreign exchange risk, the Company also purchases call options to hedge certain raw materials against future increases in price. At December 31, 1995, the face value of notional amount of all raw material call options was $0.9 million. If liquidated at year-end 1995, these options would have produced a cash amount of $14,000 versus an unamortized cost of $95,000.

    All forward contract, option and hedging activity is executed with major reputable multinational financial institutions. Accordingly, the Company does not anticipate counterparty default and believes that such risk is immaterial.

                              13. LEASE COMMITMENT
================================================================================

    In 1995, in conjunction with the Synthetic Products Company acquisition, the Company entered into a five-year operating lease agreement for certain land, buildings, machinery and equipment. The Company has the option to purchase the assets at the end of the lease term for a price of $22.2 million. In the event the Company chooses not to exercise this option, the Company is obligated to pay, or is entitled to receive from the lessor, the difference between the net sales proceeds and the outstanding lease balance.

    Rentals are based on floating rates and the total annual lease payments, based on the amount outstanding as of December 31, 1995, are estimated to be at $1.4 million.

                             SELECTED FINANCIAL DATA
                       Ferro Corporation and Subsidiaries


Years ended December 31, 1985 through 1995 (Dollars in thousands except per share data
and sales per employee data)                               1995           1994           1993            1992          1991
===========================================================================================================================
OPERATING RESULTS (A)
   Net sales                                        $ 1,322,954      1,194,247      1,065,748       1,097,793     1,056,940
   Income before taxes and cumulative effect
     of changes in accounting principles                 80,159         74,306         89,289          97,689        20,349
   Income taxes                                          30,905         26,912         31,784          38,861        15,532
   Net income                                       $    49,254         47,394         36,955          58,828         4,817
   Income as a percent of sales before
     cumulative effect of changes in
     accounting principles                                 3.7%           4.0%           5.4%            5.4%          0.5%

RETURN ON AVERAGE NET WORTH                               13.2%          13.1%          16.3%           18.1%          1.6%

PER COMMON SHARE DATA (A) (B)
   Average shares outstanding                        27,782,823     28,735,898     29,472,201      29,314,494    28,821,380
   Primary net income                               $     1.64            1.52           1.13            1.90           .06
   Fully diluted net income                         $      1.56           1.45           1.09            1.77           .06
   Cash dividends                                   $       .54            .54            .51             .45           .43
   Book value                                       $     14.23          13.18          12.32           11.92         10.67

FINANCIAL CONDITION AT YEAR-END
   Current assets                                   $   432,366        415,415        411,253         414,927       405,740
   Current liabilities                                  257,308        228,336        198,958         205,043       212,575
---------------------------------------------------------------------------------------------------------------------------
     Working capital                                $   175,058        187,079        212,295         209,884       193,165
---------------------------------------------------------------------------------------------------------------------------
   Plant and equipment                              $   655,951        601,594        538,188         497,561       511,605
   Accumulated depreciation and
     amortization                                       348,663        313,005        280,367         269,998       276,885
---------------------------------------------------------------------------------------------------------------------------
     Net plant and equipment                        $   307,288        288,589        257,821         227,563       234,720
---------------------------------------------------------------------------------------------------------------------------
   Other assets                                     $   136,294         97,372         98,820          54,055        31,465
   Total assets                                         875,948        801,376        767,894         696,545       671,925
   Long-term liabilities                                104,910         77,611         79,349          53,210        55,658
   ESOP loan guarantee                                   30,470         37,503         44,076          50,897        57,229
   Deferred income taxes                                 21,380         17,309         14,884          10,918         9,444
   Postretirement liabilities                            43,570         42,076         40,096              --            --
   Other non-current liabilities                         36,160         31,797         31,734          31,504        31,732
   Shareholders' equity                             $   382,150        366,744        358,797         344,973       305,287

PLANT AND EQUIPMENT
   Capital expenditures and
     acquisitions                                   $    60,733         63,404         75,037          48,761        39,005
   Depreciation                                     $    40,233         37,076         33,812          33,451        32,686

EMPLOYEES
   Number (year-end)                                      6,914          6,817          6,627           6,535         7,266
   Sales per employee                               $   191,344        175,187        160,820         167,990       145,460
===========================================================================================================================

                                                    1990          1989            1988           1987           1986           1985
====================================================================================================================================
OPERATING RESULTS (A)
   Net sales                                   1,124,833     1,083,573       1,008,990        871,008        725,241        651,071
   Income before taxes and cumulative effect
     of changes in accounting principles          43,509        83,764          88,436         61,023         45,482         18,265
   Income taxes                                   24,090        34,016          41,816         29,336         21,400          9,372
   Net income                                     19,419        49,748          46,620         31,687         24,082          8,893
   Income as a percent of sales before
     cumulative effect of changes in
     accounting principles                          1.7%          4.6%            4.6%           3.6%           3.3%           1.4%

RETURN ON AVERAGE NET WORTH                         6.4%         16.8%           16.8%          13.1%          11.5%           4.6%

PER COMMON SHARE DATA (A) (B)
   Average shares outstanding                 29,064,517    30,972,625      30,884,797     31,043,830     30,599,257     30,287,551
   Primary net income                                .55          1.53            1.51           1.02            .79            .29
   Fully diluted net income                          .53          1.46              --             --             --             --
   Cash dividends                                    .43           .40             .31            .30            .27            .27
   Book value                                      10.77         10.20            9.53           8.46           7.27           6.46

FINANCIAL CONDITION AT YEAR-END
   Current assets                                386,704       408,692         356,972        325,835        271,643        227,467
   Current liabilities                           221,155       210,059         194,171        174,577        131,605        109,521
-----------------------------------------------------------------------------------------------------------------------------------
     Working capital                             165,549       198,633         162,801        151,258        140,038        117,946
-----------------------------------------------------------------------------------------------------------------------------------
   Plant and equipment                           519,044       446,290         399,785        359,223        316,770        282,986
   Accumulated depreciation and
     amortization                                263,114       226,268         202,563        187,334        163,058        137,335
-----------------------------------------------------------------------------------------------------------------------------------
     Net plant and equipment                     255,930       220,022         197,222        171,889        153,712        145,651
-----------------------------------------------------------------------------------------------------------------------------------
   Other assets                                   43,029        40,417          33,946         34,302         23,993         20,272
   Total assets                                  685,663       669,131         588,140        532,026        449,348        393,390
   Long-term liabilities                          58,047        60,764          63,163         64,147         68,136         68,391
   ESOP loan guarantee                            62,649        68,020              --             --             --             --
   Deferred income taxes                          21,088        19,860          20,622         22,035         17,347         12,812
   Postretirement liabilities                         --            --              --             --             --             --
   Other non-current liabilities                  17,122        13,359          14,850         11,516          8,963          6,559
   Shareholders' equity                          305,602       297,069         295,334        259,751        223,297        196,107

PLANT AND EQUIPMENT
   Capital expenditures and
     acquisitions                                 61,408        53,471          53,753         37,339         23,839         27,050
   Depreciation                                   30,389        27,574          24,696         21,883         18,926         16,832

EMPLOYEES
   Number (year-end)                               8,205         8,045           8,374          8,100          7,721          8,018
   Sales per employee                            137,090       134,690         120,490        107,530         93,930         81,200
====================================================================================================================================

(A) Included in 1993 is a pre-tax restructuring charge of $3.0 million which on an after-tax basis is $1.8 million, or $0.06 per common share. Also included in 1993 is the cumulative effect of accounting changes of $20.6 million which on an after-tax basis is $0.70 per common share. Included in 1991 is a pre-tax restructuring charge of $45.3 million which on an after-tax basis is $31.7 million, or $1.11 per common share. A litigation charge of $12.0 million is included in 1990 which on an after-tax basis is $7.9 million, or $0.27 per common share. Excluding the charges in 1991 and 1990, net income for 1991 would have been $36.5 million, or $1.17 per common share, and net income for 1990 would have been $27.3 million, or $0.82 per common share.

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

                                 QUARTERLY DATA
                                   (Unaudited)

(Dollars in Thousands Except Per Share Data)

                                                                       EARNINGS PER
                                                                       COMMON SHARE            DIVIDENDS             COMMON
                                                                       ------------                  PER              STOCK
                                    NET        GROSS          NET                    FULLY        COMMON              PRICE
               QUARTER            SALES       PROFIT       INCOME      PRIMARY     DILUTED         SHARE              RANGE
===========================================================================================================================
1995                 1       $  342,947       85,732       13,096          .43         .41          .135     $26.000-23.125
                     2          334,011       83,300       14,658          .49         .46          .135      30.625-24.500
                     3          310,841       69,988        9,825          .32         .31          .135      29.250-24.000
                     4          335,155       80,296       11,675          .40         .38          .135      25.000-21.375
---------------------------------------------------------------------------------------------------------------------------
                 TOTAL       $1,322,954      319,316       49,254         1.64        1.56          .540
===========================================================================================================================
1994                 1       $  283,324       70,942       11,324          .35         .34          .135     $35.875-30.875
                     2          300,225       76,195       11,966          .38         .36          .135      31.625-22.375
                     3          296,803       73,693       11,632          .38         .36          .135      27.250-21.625
                     4          313,895       76,830       12,472          .41         .39          .135      26.125-22.875
---------------------------------------------------------------------------------------------------------------------------
                 Total       $1,194,247      297,660       47,394         1.52        1.45          .540
===========================================================================================================================

Primary earnings per common share are calculated using a weighted average of common and common equivalent shares.

The common stock of the Company is listed on the New York Stock Exchange. Ticker symbol: FOE At January 31, 1996, the Company had 3,048 holders of its common stock.