Form 10-K, Exhibit 13
period 1996-12-31
FERRO CORP
filed 1997-03-28
CIK 35214

                                   EXHIBIT 13


MAKING THE WORLD
[GLOBE]

     Thousands of manufacturers around the world -- including some of the largest and best known -- rely on Ferro specialty materials to ensure the improved performance of their products and processes. Ferro is truly a global partner, committed to helping customers solve challenges innovatively and cost effectively. With operations strategically located around the world, the Company can supply customers in a variety of markets from the closest and most competitive source. It can offer vast market knowledge and technical expertise to help them improve product offerings virtually anywhere in the world.

        MATERIALLY
                               BETTER

INDUSTRY TRENDS

SPECIALTY COATINGS, COLORS AND CERAMICS
[Photo of stove]

GLASS COATINGS Tile manufacturers worldwide are increasingly looking to glaze coatings producers for the creation of stylish designs to satisfy fashion-conscious consumers. Dinnerware manufacturers continue to switch to lead-free glazes to meet environmental standards. Newly industrialized countries, especially within Asia-Pacific and Latin America, represent a large growth market for ceramic and porcelain enamel coatings, as their demand for modern conveniences increases. POWDER COATINGS The automotive and appliance markets continue to find additional applications for powder coatings in place of liquid coatings. For example, powders are gradually being used to prime automotive body panels, as well as to coat wheels and underbodies, and continue to be studied for use as a potential clear top coat. More and more general industrial metal product manufacturers are converting to powder coatings for their finishing needs. A revolutionary technology pioneered by Ferro may soon permit the application of powder coatings to plastics, wood and other heat-sensitive materials. PIGMENTS AND COLORANTS In the fashion-driven tile industry, pigments are being used in innovative ways to create special effects, from relief designs to stone appearances. The growth rate for fully colored tiles, which incorporate pigments throughout the entire tile body, exceeds that of any other segment of the floor tile market, fueling demand for larger quantities of pigments. Manufacturers increasingly demand heavy-metal-free formulations of pigments and colorants.

SPECIALTY PLASTICS
[photo of toaster]

PLASTIC COLORANTS Packaging companies, looking to meet their needs through consolidated purchasing, are seeking global suppliers of plastic color concentrates. This trend is also likely to contribute to further consolidation in the crowded color concentrate industry. Current issues facing concentrate companies include increased speed in order fulfillment and decreased average order size. Industry demand for plastic colorants remains strong because of many opportunities to provide color for eye-catching packaging applications as well as for recycled materials. FILLED AND REINFORCED PLASTICS Manufacturers in many industries, convinced of the benefits of plastics over wood and metal, are now looking for less expensive varieties of plastics. Specially formulated thermoplastic compounds, consisting of polypropylene and other resins, are often the answer in replacing more expensive engineering thermoplastics, a trend which has been accelerated by the emergence of new polyolefin materials. Continued consolidation among plastics compounders is anticipated.

Specialty chemicals

POLYMER ADDITIVES The rate of growth for polymer additives surpasses that of plastics, as manufacturers and consumers seek the improved physical characteristics that only products with these additives can deliver. Polymer additive producers are also beginning to pursue strategic alliances to offer customers "one-stop" shopping. Stronger regional markets, especially Asia-Pacific, are providing additional growth opportunities.

[Photo of computer]


                                                                              6b

PRODUCTS AND MARKETS

     Ferro's innovative performance materials add value to a wide range of consumer and industrial products in five major end-use markets. Many manufacturers in these end-use markets look to Ferro as a total supplier of specialty materials for diverse and demanding applications. Open the opposite page for insight into trends affecting Ferro's major products and markets.

                                                                 End-use markets
                                  Building
Specialty coatings,                 and          Major      Household     Trans-     Industrial
colors and ceramics              renovation    appliances  furnishings   portation    products    Other*
Ceramic glaze coatings               X                          X                      x            X

Porcelain enamel coatings            x            x             x                                   X

Powder coatings                      X            X             X           X          X            X

Pigments and colorants               X            X             X           X          X            X

Electronic materials                              X                         X          X            X

Specialty ceramics                   X                                                 X            X

Specialty plastics

Plastic colorants                    X            X             X           X          X            X

Filled and reinforced plastics       X            X             X           X          X            X

Liquid coatings and dispersions      X                          X           X          X            X

Specialty chemicals

Polymer additives                    X            X             X           X                       X

Industrial specialties                                                                 X

Petroleum additives                                                         X          X

                                     *Packaging, leisure products and miscellaneous end-use markets strategic initiatives

MARKETING
[Photo of office chair]

     Ferro's enhanced marketing efforts are geared toward optimum responsiveness to customer and market needs. The Company has long been known for its close customer relationships, nurtured by technical sales and service representatives intent on delivering product and process solutions.

     An example of this partnership approach is Ferro's account managers, who represent all product lines to strategic customers in major industries such as appliances and electronics. Teams targeting markets and customers that use multiple Ferro products also ensure that resources are aligned to Ferro's best opportunities.

     Such initiatives are improving results and relationships with key customers. Ferro recently earned 100 percent of a major appliance manufacturer's powder coatings business, and its coatings and colorants plants were honored as outstanding suppliers by another major appliance manufacturer.

     A major focus of Ferro's marketing efforts, aimed at creating sustainable growth, is more closely assessing the value of current and potential customers and directing resources toward those that are successfully growing and impacting their marketplace. Growth also will come from pursuing strategic alliances with other producers to meet a variety of customer needs.

     Other marketing initiatives in 1996 included adding marketing talent throughout the Company and equipping key members of Ferro's sales force with leading-edge technology to serve customers efficiently and effectively. Marketing and technology functions have strengthened their collaboration to offer value-added products grounded in market understanding.

                                                           strategic initiatives


TECHNOLOGY
[Photo of steering wheel]

     To remain a technological and market leader, Ferro is committed to increasing the value and differentiation of its products and processes. This effort revolves around leveraging its core competencies in chemical technologies and materials sciences, which provide important synergies among the Company's products and markets. A renewed focus on products that give customers a market advantage has led to an array of new value-added products in 1996, including high-scratch-resistant and high-gloss polypropylenes and a low volatile-organic-compound gelcoat which dramatically reduces emissions. Ferro also expanded its market leadership in such recent breakthrough products as powder coatings for appliance "blanks" and lead-free glass enamels for automobiles and other applications.

       Bolstered by new production technology, the Evansville, Indiana, plastic compounding plant is using metallocene-catalyzed polypropylene to formulate lower-cost grades of materials with performance properties to displace high-cost engineering resins. An exciting pilot project at the Zachary, Louisiana, chemical plant is producing a precursor of a new polymer which will replace existing plastics in a variety of applications.

       In addition, research continues on products with outstanding market potential, including high-purity electrolytic solutions for rechargeable batteries, phosphorous-based flame retardants and low-temperature-cure powder coatings for wood and plastics.

       Technical service representatives, located throughout Ferro's international network of labs, are skilled at adapting products and processes to meet customers' specific requirements. Ferro's manufacturing facilities carry through the commitment to innovative materials through cost-efficient, high-quality production operations certified to international standards.

                                                           strategic initiatives

PRODUCTIVITY IMPROVEMENT
[Photo of bottles/cup]

     Ferro's ongoing productivity improvement efforts are creating a global organization that is lean and responsive to multinational customers and markets. Programs to consolidate operations and lower costs are also contributing to good performance even under less-than-robust market conditions.

     Since 1990, Ferro has reduced its operations worldwide by more than 30 plants. The Company is taking advantage of global economies and falling trade barriers to reduce that number even more. For example, thanks to Latin America's MERCOSUR alliance, Ferro is consolidating regional porcelain enamel production into Argentina and color production into Brazil, as well as supplying colors to Argentina through facilities in Brazil and Mexico.

     Ferro's operations are also benefitting from redesigned business processes. Several reengineering projects at the powder coatings plant in Nashville, Tennessee, have resulted in a more than 25 percent improvement in productivity. A pigment rationalization project, together with new manufacturing techniques that rely on fewer, cost-effective materials, has contributed to a 22 percent reduction in plastic colorants inventory in the past year. Uniform production reports enable multi-plant businesses to pinpoint and address operational problems by plant and product line anywhere in the world.

     From refining order generation and fulfillment functions to rethinking the product development process, Ferro is realigning resources to create sustainable growth as well as faster turnaround and better service to benefit customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FERRO CORPORATION AND SUBSIDIARIES

     Ferro Corporation is a major global producer of performance materials for manufacturers. The Company's business segments consist of coatings, colors and ceramics; plastics; and chemicals. Geographically, the Company operates in the United States and Canada; Europe; Latin America; and Asia-Pacific. See note 11 to the consolidated financial statements for segment operating data.

1996 results of operations

     The Company achieved record net sales of $1.4 billion, an increase of 2% over 1995. The variety of products sold by the Company makes it difficult to determine with certainty the increases or decreases in sales resulting from changes in the volume of products sold and selling prices. However, management's best estimate of volume and selling price changes, as well as changes in other factors, is that the impact of a stronger U.S. dollar decreased sales by 1% when foreign currency sales were translated into U.S. dollars; that changes in volume and acquisitions increased sales by 1% and 6% respectively, while price/mix was neutral and divestitures reduced sales by 4%.

     Net income increased 11% to $54.6 million. Earnings per common share rose 17% to a record $1.82 (fully diluted).

     Gross margin improved from 24.1% to 24.5%, primarily due to a combination of volume improvement in the domestic plastics business and better price/mix performance within the international coatings, colors and ceramics business.

     Record operating income of $105.8 million was 10% above that of 1995.

        The decrease in interest earned was due to the lower amount of cash and cash equivalents, as well as the interest earned in 1995 on the proceeds of the 8% debentures issued in June to redeem the 11 3/4% debentures in October. Similarly, the decrease in interest expense is primarily due to the substitution of the 8% debentures for the 11 3/4% debentures.

Coatings, colors and ceramics

       Total sales for this segment were comparable to those of 1995. Increased volumes and favorable price/mix domestically and internationally were not quite able to offset the negative impact of a stronger U.S. dollar and a late 1995 divestiture.

       Operating profit increased 3% to $73.4 million, led by double-digit improvements in powder coatings operating profit, as a result of better mix, stable markets and production efficiencies. Further, the coatings, colors and ceramics business was the primary beneficiary of double-digit improvements in Latin America, as well as favorable raw material pricing relative to 1995.

Plastics

       Worldwide plastics sales of $238.0 million were 12% less than those of 1995, as improved volumes were more than offset by other factors, most notably the effect of the sale of the European engineering thermoplastics business late in 1995.

       Record operating profit of $13.7 million, up 56%, is primarily attributable to stabilization of

[Photo]

Gary H. Ritondaro, Vice President and Chief Financial Officer, at the Great Lakes Science Center.

resin prices, widening of gross margins due to manufacturing cost controls and sales emphasis on higher-value-added products, particularly in filled and reinforced polypropylene.

Chemicals

     Record sales of $336.7 million were 25% greater than those of 1995. The most significant contributor to the sales increase was the effect of the October 1995 acquisition of Synthetic Products Company.

     This business also established record operating profit for the year, up 24% to $23.1 million, led by double-digit increases in the polymer additives business, which more than offset a charge of approximately $1.5 million associated with a cost restructuring effort at our French chemicals facility.

1995 results of operations

     Record net sales of $1.3 billion were 11% greater than 1994 sales. Revenues increased in each of the business segments, as well as geographically in the United States and Canada and Europe. The variety of products sold by the Company makes it difficult to determine with certainty the increases or decreases in sales resulting from changes in the volume of products sold and selling prices. However, management's best estimate of volume and selling price changes, as well as changes in other factors, is that the impact of a weaker U.S. dollar increased sales by 3% when foreign currency sales were translated into U.S. dollars, and that other positive factors of volume increased sales by 3%, price/mix by 4% and acquisitions by 2%, while divestitures reduced sales by 1%.

     Net income of $49.3 million was 4% greater than 1994 net income of $47.4 million. Earnings per common share of $1.56 (fully diluted) were 8% greater than the $1.45 per common share earned in 1994.

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

     Operating profit declined slightly, largely because of the sizable exposure of this business to economic conditions in Latin America and the impact of the first-quarter severance charge. Double-digit increases in operating profit in the United States and Canada and Europe were not sufficient to offset these factors.

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

OTHER ITEMS

Environmental

     During 1995, the Company reached an agreement in principle to settle a suit filed in August 1993 by the United States Environmental Protection Agency alleging violation of the Clean Water Act and the Rivers and Harbors Act by Keil Chemical, a production facility owned and operated by Ferro in Hammond, Indiana. The Company had been named as one of several defendents, including three local municipalities, one local government agency (a sewer district) and four other area industrial concerns. In 1996, the Company signed a Consent Decree whereby the Company agreed to pay a civil penalty of $0.4 million and to pay $1.4 million (the "Settlement Amount") into a fund to be established to help clean sediment in the West Branch of the Grand Calumet River following entry of the Consent Decree by the Court. The Consent Decree is expected to be entered by the Court in the first quarter of 1997. The Company is obligated to pay the Settlement Amount 30 days after entry of the Consent Decree by the Court.

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

     Additionally, governmental agencies have identified several disposal sites for clean-up under Superfund and similar laws to which the Company has been named a Potential Responsible Party. The Company is participating in the cost of certain clean-up efforts. However, the Company's share of such costs has not been material and is not expected to have a material adverse impact on the Company's financial condition or results of operations.

International

     European sales for 1996 declined 9%, largely because of sales associated with late 1995 divestitures, and operating profit declined slightly, most of which is due to a non-recurring $1.5 million pre-tax charge associated with a chemicals facility in France taken in the fourth quarter of 1996.

     Latin American sales increased 10% while operating profit was up 49% over 1995. The improvement in operating profit is primarily due to the Company's actions in rationalizing facilities in Argentina and Brazil.

Accounting changes

     During 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement is effective after December 31, 1996 on a prospective basis, except for certain provisions whose effective date was deferred by Statement of Financial Accounting Standards No. 127, also issued during 1996. The Company does not have transactions which qualify for deferred implementation and therefore will adopt Statement No. 125, effective January 1, 1997. Implementation will likely result in an increase in the reported amounts of accounts and trade notes receivable and notes and loans payable.

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," which provides guidance for recognition of impairment losses to long-lived assets. The Statement is effective for fiscal years beginning after December 15, 1995. The Company recognized no impairment loss as a result of adoption.

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which provides a basis for measurement and recognition of all stock-based employee compensation plans. The disclosure requirements of this Statement are effective for fiscal years beginning after December 15, 1995. The Company chose to maintain its current accounting method for stock-based compensation and disclose the pro forma effects on net income and earnings per share of the fair market value method as permitted by the Statement.

Cautionary note on forward-looking statements

     Certain statements contained in this report reflect the Company's current expectations with respect to the future performance of the Company and may constitute "forward-looking statements" within the meaning of the federal securities laws. From time to time, forward-looking statements may also be contained in future filings with the Securities and Exchange Commission, as well as in other written and oral communications made by, or with the approval of, the Company. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company's operations and business environment, including, but not limited to: changes in customer requirements, markets or industries served; changing economic conditions, particularly in Europe or Latin America; foreign exchange rates, especially in Latin America; changes in the prices of major raw materials, in particular polypropylene and titanium dioxide; and significant technological or competitive developments.

Acquisitions and divestitures

     In January 1996, the Company purchased the remaining interest in Ferro Industrias Quimicas S.A., located in Portugal. In November 1996, the Company purchased Ceramica Technica Industrial S.A. of Spain. Neither of these transactions was material to Ferro.

     In October 1996, the Company sold the dispersions portion of Synthetic Products Company acquired in the prior October from Cookson Group plc as noted below. The Company also sold two small plastics operations located in Canada. The results of these operations were not material to Ferro.

     In October 1995, the Company acquired Synthetic Products Company (Synpro) from Cookson Group plc of London, England. Continuing Synpro operations are maintained in Cleveland, Ohio, and Ft. Worth, Texas. Synpro produces a line of polymer additives, including lubricants and heat stabilizers.

     In December 1995, the Company sold the European engineering thermoplastics business known as Eurostar to L.N.P. Engineering Plastics Europe B.V., a subsidiary of Kawasaki Steel Corporation.

     During 1994, the Company acquired Diamonite Products from W.R. Grace & Co. Located in Shreve, Ohio, Diamonite manufactures custom ceramic products for the automotive, aerospace, electronics, metalworking, textile and power generation industries.

     During 1994, the Company sold the plastics operations located in Australia and New Zealand.

Liquidity and capital resources

     Cash flow from operations was again a strong source of funds in 1996, permitting the Company to meet financial obligations, while repurchasing approximately 1.5 million shares of Ferro common stock and providing for capital expenditures. Cash flow from operating activities amounted to $111.6 million in 1996 compared with $107.8 million in 1995. This increase in cash from operating activities was largely attributable to a higher level of net income and improvements in working capital.

     The Company purchased 1,455,014 shares of common stock during 1996, 1,050,965 shares during 1995 and 1,492,900 shares during 1994 under the stock purchase plan.

     Cash used for financing activities principally includes repurchases of stock and cash dividends paid.

     Capital expenditures for plant and equipment were $46.7 million in 1996, $49.5 million in 1995 and $59.7 million in 1994. Information concerning these expenditures by business segment can be found on page 30. Capital expenditures for 1997 are estimated to be $65.0 million.

     In October 1995, the Company filed a $300.0 million Shelf Registration with the Securities and Exchange Commission. This registration will enable the Company to offer, either separately or together, debt securities, common stock and/or preferred stock, warrants, stock purchase contracts, depositary shares and stock purchase units. Proceeds would be used for general corporate purposes. No issuances have been made against this registration.

     The Company filed a $100.0 million Shelf Registration with the Securities and Exchange Commission in August 1992. Securities sold under that registration include the following: On November 7, 1995, the Company issued $25.0 million of 7 3/8% debentures with a 20-year maturity; on June 20, 1995, the Company issued $50.0 million of 8% debentures with a 30-year maturity; and on May 13, 1993, the Company issued $25.0 million of 7 5/8% debentures with a 20-year maturity.

     In October 1995, the Company redeemed the $50.0 million of 11 3/4% debentures originally issued in 1985.

     The common stock cash dividend was increased 14.8% during 1996 to an annual payout of $0.62 per common share. The common stock cash dividend was increased by 12.5% during 1993 to an annual payout of $0.54 per common share. Common stock cash dividends were paid at the rate of $0.58 per share in 1996 and $0.54 per share in 1995. See page 34 for additional dividend data.

     The Company's financial condition remains strong, and the Company has the resources necessary to meet future anticipated funding requirements. In addition to cash flow from operations, the Company has sufficient unused debt capacity, including a $150.0 million line of credit and the $300.0 million Shelf Registration previously mentioned, to finance its ongoing capital requirements and to take advantage of acquisition opportunities.

Inflation

     Management does not consider its business as a whole to be subject to significant effects of inflationary pressures. Because of the diverse geographic distribution of the Company's operations, the high inflation in certain of the countries in which the Company operates is not considered to create an unacceptable risk to conducting business worldwide.

CONSOLIDATED STATEMENTS OF INCOME
Ferro Corporation and subsidiaries

                                                                               (dollars in thousands)
Years ended December 31, 1996, 1995 and 1994                      1996          1995         1994
----------------------------------------------------------------------------------------------------
NET SALES                                                      $1,355,685    1,322,954     1,194,247

COST OF SALES                                                   1,023,401    1,003,638       896,587
SELLING, ADMINISTRATIVE AND GENERAL EXPENSE                       226,518      223,101       211,983
----------------------------------------------------------------------------------------------------
                                                                1,249,919    1,226,739     1,108,570
----------------------------------------------------------------------------------------------------
     OPERATING INCOME                                             105,766       96,215        85,677
----------------------------------------------------------------------------------------------------
OTHER INCOME
     Interest earned                                                2,528        5,509         3,778
     Equity in net earnings (losses) of affiliated companies          334          982        (1,143)
     Foreign currency transaction gains (losses)                      812         (160)         (508)
----------------------------------------------------------------------------------------------------
                                                                    3,674        6,331         2,127
OTHER CHARGES
     Interest expense                                              13,031       15,226        10,933
     Miscellaneous - net                                            8,202        7,161         2,565
----------------------------------------------------------------------------------------------------
                                                                   21,233       22,387        13,498
----------------------------------------------------------------------------------------------------
     INCOME BEFORE TAXES                                           88,207       80,159        74,306
INCOME TAXES                                                       33,621       30,905        26,912
----------------------------------------------------------------------------------------------------
     NET INCOME                                                    54,586       49,254        47,394
     DIVIDEND ON PREFERRED STOCK, NET OF TAX                        3,735        3,670         3,583
     NET INCOME AVAILABLE TO COMMON SHAREHOLDERS               $   50,851       45,584        43,811
----------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
     Primary earnings                                          $     1.92         1.64          1.52
     Fully diluted earnings                                          1.82         1.56          1.45
----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Ferro Corporation and subsidiaries

                                                               (dollars in thousands)

December 31, 1996 and 1995                                         1996        1995
-------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                    $  14,026      16,695
   Accounts and trade notes receivable, after deduction of
     $9,497 in 1996 and $9,877 in 1995 for possible losses        214,131     230,742
   Inventories                                                    149,343     155,253
   Other current assets                                            39,022      30,840
-------------------------------------------------------------------------------------
     Total current assets                                         416,522     433,530
OTHER ASSETS
   Investments in affiliated companies                              7,126       7,622
   Unamortized excess of cost over net assets acquired             93,302      95,553
   Sundry other assets                                             46,135      33,119
-------------------------------------------------------------------------------------
     Total other assets                                           146,563     136,294
PLANT AND EQUIPMENT
   Land                                                            16,623      16,074
   Buildings                                                      146,061     142,436
   Machinery and equipment                                        520,445     494,842
-------------------------------------------------------------------------------------
                                                                  683,129     653,352
   Less accumulated depreciation and amortization                 375,746     346,064
-------------------------------------------------------------------------------------
     Net plant and equipment                                      307,383     307,288
-------------------------------------------------------------------------------------
                                                                $ 870,468     877,112
-------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Notes and loans payable                                      $  30,200      35,587
   Accounts payable                                               113,156     115,889
   Income taxes payable                                            10,597      12,034
   Accrued payrolls                                                16,559      16,718
   Accrued expenses and other current liabilities                  81,821      78,244
-------------------------------------------------------------------------------------
     Total current liabilities                                    252,333     258,472
LONG-TERM LIABILITIES, less current portion                       105,308     104,910
ESOP LOAN GUARANTEE                                                22,592      30,470
POSTRETIREMENT LIABILITIES                                         44,846      43,570
OTHER NON-CURRENT LIABILITIES                                      61,185      57,540
SHAREHOLDERS' EQUITY
   Serial convertible preferred stock, without par value.
     Authorized 2,000,000 shares; 1,520,215 shares issued          70,500      70,500
   Guaranteed ESOP obligation                                     (22,592)    (30,470)
   Common stock, par value $1 per share.
     Authorized 150,000,000 shares; 31,549,083 shares issued       31,549      31,549
   Paid-in capital                                                 14,107      13,237
   Earnings retained in the business                              463,177     427,611
   Foreign currency translation adjustment                        (24,304)    (20,576)
   Other                                                           (7,230)     (5,595)
-------------------------------------------------------------------------------------
                                                                  525,207     486,256
   Less cost of common stock held in treasury, 5,918,239
     shares in 1996 and 4,687,832 shares in 1995                  132,595      97,626
   Less cost of convertible preferred stock held in treasury,
     181,306 shares in 1996 and 139,724 shares in 1995              8,408       6,480
-------------------------------------------------------------------------------------
     Total shareholders' equity                                   384,204     382,150
-------------------------------------------------------------------------------------
                                                                $ 870,468     877,112
-------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Ferro Corporation and subsidiaries
December 31, 1996, 1995 and 1994                                                                (dollars in thousands)
----------------------------------------------------------------------------------------------------------------------
                                                                         Foreign    Common Preferred            Total
                                 Guaranteed                              currency    stock     stock           share-
                        Preferred      ESOP   Common Paid-in Retained translation  held in   held in          holders'
                            stock obligation   stock capital earnings  adjustment treasury  treasury    Other   equity
----------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1993          $70,500  (44,076)  31,549   9,760  368,590  (29,121)   (40,571)   (4,144)  (3,690)  358,797

Net income                                                     47,394                                           47,394
Cash dividends:
   Common stock                                               (15,443)                                         (15,443)
   Preferred stock                                             (4,598)                                          (4,598)
Federal tax benefits                                            1,026                                            1,026
Transactions involving
   benefit plans                      6,573              473                        3,425              2,140    12,611
Foreign currency
   translation adjustment                                                5,101                                   5,101
Purchase of treasury stock                                                        (37,061)   (1,083)           (38,144)
----------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1994          $70,500  (37,503)  31,549  10,233  396,969  (24,020)   (74,207)   (5,227)  (1,550)  366,744

Net income                                                     49,254                                           49,254
Cash dividends:
   Common stock                                               (14,953)                                         (14,953)
   Preferred stock                                             (4,524)                                          (4,524)
Federal tax benefits                                              865                                              865
Transactions involving
   benefit plans                      7,033            3,004                        1,653      (442)  (4,045)    7,223
Foreign currency
   translation adjustment                                                3,444                                   3,444
Purchase of treasury stock                                                        (25,072)     (831)           (25,903)
----------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1995          $70,500  (30,470)  31,549  13,237  427,611  (20,576)   (97,626)   (6,480)  (5,595)  382,150

Net income                                                     54,586                                           54,586
Cash dividends:
   Common stock                                               (15,311)                                         (15,311)
   Preferred stock                                             (4,408)                                          (4,408)
Federal tax benefits                                              699                                              699
Transactions involving
   benefit plans                      7,878              870                        4,285      (658)  (1,635)   10,740
Foreign currency
   translation adjustment                                               (3,728)                                 (3,728)
Purchase of treasury stock                                                        (39,254)   (1,270)           (40,524)
----------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1996          $70,500  (22,592)  31,549  14,107  463,177  (24,304)  (132,595)   (8,408)  (7,230)  384,204
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Ferro Corporation and subsidiaries

                                                                                   (dollars in thousands)
Years ended December 31, 1996, 1995 and 1994                                   1996        1995      1994
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                $  54,586      49,254     47,394
   Adjustments to reconcile net income to net cash provided
     by operating activities
     Depreciation and amortization                                           49,635      46,261     42,704
     Change in deferred income taxes                                            498       2,173       (202)
     Other non-cash items                                                     4,143       7,677      1,546
     Changes in current assets and liabilities,
       net of effects of acquisitions
       Accounts and trade notes receivable                                   13,297      (7,242)   (39,378)
       Inventories                                                            2,169       1,370    (12,678)
       Other current assets                                                  (8,901)      3,374     10,961
       Accounts payable                                                      (1,218)     (6,258)    22,204
       Accrued expenses and other current liabilities                         2,386      10,776      5,681
     Other operating activities                                              (5,023)        368      3,613
----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                   111,572     107,753     81,845
CASH FLOW FROM INVESTING ACTIVITIES
     Proceeds from sale of equipment                                            933       2,571      2,885
     Capital expenditures for plant and equipment                           (46,655)    (49,528)   (59,700)
     Proceeds from divestitures                                               6,049       6,869      3,151
     Acquisition of companies, net of cash acquired                         (13,345)    (69,919)    (9,176)
     Transactions with affiliated companies                                     830       1,833        126
     Changes in marketable securities, net                                        0           0     38,335
     Other investing activities                                                (704)      4,338     (2,249)
----------------------------------------------------------------------------------------------------------
NET CASH (USED FOR) INVESTING ACTIVITIES                                    (52,892)   (103,836)   (26,628)
CASH FLOW FROM FINANCING ACTIVITIES
     Net borrowings (payments) under short-term lines                        (3,878)     16,491       (549)
     Proceeds from long-term debt                                             2,626      75,035          0
     Principal payments on long-term debt                                    (1,533)    (52,228)    (2,070)
     Proceeds from sale of stock                                              2,069       1,941      2,780
     Purchase of treasury stock                                             (40,524)    (25,903)   (38,144)
     Cash dividends paid to minority shareholders of subsidiaries              (646)     (1,033)      (701)
     Cash dividends paid                                                    (19,719)    (19,477)   (20,041)
----------------------------------------------------------------------------------------------------------
NET CASH (USED FOR) FINANCING ACTIVITIES                                    (61,605)     (5,174)   (58,725)
Effect of exchange rate changes on Cash                                         256      (1,870)    (1,786)
----------------------------------------------------------------------------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS                                        (2,669)     (3,127)    (5,294)
Cash and cash equivalents at beginning of period                             16,695      19,822     25,116
----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                $  14,026      16,695     19,822
----------------------------------------------------------------------------------------------------------
CASH PAID DURING THE YEAR FOR
     Interest                                                             $  11,927      15,625     10,475
     Income taxes                                                         $  35,026      29,167     26,467



See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ferro Corporation and subsidiaries

Years ended December 31, 1996, 1995 and 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries after elimination of significant intercompany accounts, transactions and profits. Affiliates in which the Company has stock ownership from 20% to 50% are accounted for on the equity basis.

     Certain amounts in the 1994 and 1995 financial statements and the accompanying notes have been reclassified to conform to the 1996 presentation.

     Financial results for acquisitions are included in the consolidated financial statements from the date of acquisition.

Translation of foreign currencies

     Except for international companies whose functional currency is the U.S. dollar, financial statements of international companies are translated to U.S. dollar equivalents at the following exchange rates: (1) balance sheet accounts at year-end rates; (2) income statement accounts at exchange rates weighted by the monthly volume of transactions occurring during the year. Translation gains or losses are recorded in shareholders' equity, and transaction gains and losses are reflected in net income.

     The U.S. dollar is the functional currency of the Company's operations in Brazil and Ecuador due to the high inflation experienced in those countries. Translation gains or losses for these operations are reflected in net income.

Cash equivalents

     Cash equivalents consist of highly liquid instruments with a maturity of three months or less and are carried at cost, which approximates market value.

Marketable securities

     Marketable securities consist of highly liquid investments carried at cost, which approximates market value.

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

New accounting pronouncements

     During 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The statement is effective after December 31, 1996 on a prospective basis, except for certain provisions whose effective date was deferred by Statement of Financial Accounting Standards No. 127, also issued during 1996. The Company does not have transactions which qualify for deferred implementation and therefore will adopt Statement No. 125, effective January 1, 1997. Implementation will likely result in an increase in the reported amounts of accounts and trade notes receivable and notes and loans payable.

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which provides guidance for recognition of impairment losses to long-lived assets. The Statement is effective for fiscal years beginning after December 15, 1995. The Company recognized no impairment loss as a result of adoption.

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which provides a basis for measurement and recognition of all stock-based employee compensation plans. The disclosure requirements of this Statement are effective for fiscal years beginning after December 15, 1995. The Company chose to maintain its current accounting method for stock-based compensation and disclose the pro forma effects on net income and earnings per share of the fair market value method as permitted by the Statement.

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

Goodwill and other intangibles

     The excess of cost over equity in net assets of acquired companies is being amortized over periods benefited, with the most extended period being 40 years. Accumulated amortization was $27.1 million and $19.9 million at December 31, 1996 and 1995, respectively.

     The realizability of goodwill and other intangibles is evaluated periodically as events or circumstances warrant. Such evaluations are based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing Company business. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. The Company would recognize a write-down when significant events or changes occur which might impair recovery of recorded costs. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of its intangible assets.

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

2. INVENTORIES

     The portion of inventories valued on a LIFO basis at December 31, 1996 and 1995 is as follows:

                                       1996      1995
-----------------------------------------------------
UNITED STATES                            41%       40
OUTSIDE THE UNITED STATES                 8         9
CONSOLIDATED                             22        22
-----------------------------------------------------

     If the FIFO method of inventory valuation had been used exclusively by the Company, inventories would have been $16.9 million and $17.6 million higher than reported at December 31, 1996 and 1995, respectively.

     Inasmuch as certain of the inventory costs are determined by use of the LIFO dollar value method (under which the raw materials, work in process and finished goods are included in one pool), it is impracticable to separate LIFO inventory values among raw materials, work in process and finished goods.

3. FINANCING AND LONG-TERM LIABILITIES

     Long-term liabilities at December 31, 1996 and 1995 are as follows:

(dollars in thousands)                 1996      1995
-----------------------------------------------------
PARENT COMPANY:
   UNSECURED:
     DEBENTURES, 7 5/8%, DUE 2013  $ 24,794    24,788
     DEBENTURES, 8%, DUE 2025        49,341    49,318
     DEBENTURES, 7 3/8%, DUE 2015    24,932    24,929
   SECURED:
     MORTGAGES, 7.3% TO 8.5%
       PAYABLE TO 2017                   76       155
SUBSIDIARY COMPANIES:
   UNSECURED:
     NOTES PAYABLE, 1.55% TO 13.0%
       PAYABLE TO 2002                5,722     3,062
   SECURED:
     MORTGAGES, 8.8% TO 10.8%
       PAYABLE TO 2002                2,801     4,506
-----------------------------------------------------
                                    107,666   106,758
LESS CURRENT PORTION (A)              2,358     1,848
-----------------------------------------------------
TOTAL                              $105,308   104,910
=====================================================

(A) INCLUDED IN NOTES AND LOANS PAYABLE.

     The aggregate principal payments on long-term indebtedness for the next five years are as follows:

(dollars in thousands)
  1997        1998        1999       2000        2001
-----------------------------------------------------
$2,358       2,681       1,301        733         567

     At December 31, 1996, $2.9 million of long-term indebtedness was secured by property, equipment and certain other assets with a net book value approximating $4.9 million.

     In 1993, the Company issued $25.0 million in 7 5/8% debentures under the 1992 Shelf Registration. These debentures mature in the year 2013, and the fair market value was approximately $25.7 million at December 31, 1996.

     In June 1995, the Company issued $50.0 million in 8% debentures under the 1992 Shelf Registration. These debentures mature in the year 2025, and the fair market value was approximately $50.7 million at December 31, 1996. In October 1995, proceeds from the issuance of the 8% debentures were used to retire the 11 3/4% debentures issued in 1985.

     In November 1995, the Company issued $25.0 million in 7 3/8% debentures under the 1992 Shelf Registration. These debentures mature in the year 2015, and the fair market value was approximately $24.9 million at December 31, 1996.

     The $100.0 million Shelf Registration originally filed in 1992 was exhausted with the issuance of debentures in June and November of 1995.

     In October 1995, the Company filed a $300.0 million Shelf Registration with the Securities and Exchange Commission. This registration will enable the Company to offer, separately or together, debt securities, common stock and/or preferred stock, warrants, stock purchase contracts, depositary shares and stock purchase units. Proceeds would be used for general corporate purposes.

     The Company has a five-year revolving credit agreement in the amount of $150.0 million which matures on August 1, 2001. The agreement permits the maturity date to be extended for one year with the consent of the parties. Interest on revolving credit borrowings is payable at floating prime or lower rates based on Company options. There is a commitment fee of 3/16% per year. At December 31, 1996, the Company had no outstanding borrowing under this agreement.

     There are no covenants in the revolving credit agreement which significantly limit the dividend payment capability of the Company, and the Company does not expect to include any such covenants in future offerings under the Shelf Registration. In addition, there are no significant restrictions on the payment of dividends by the subsidiaries and affiliates of the Company.

     In 1989, the Company created an Employee Stock Ownership Plan (ESOP). The ESOP borrowed $63.5 million at an interest rate of 8.5% and $7.0 million at an adjustable interest rate in 10-year loans guaranteed by the Company. Interest paid by the ESOP totaled $2.4 million, $3.0 million and $3.6 million in 1996, 1995 and 1994, respectively. The Company has reflected the guaranteed ESOP borrowings as a loan guarantee on its balance sheet with a like amount of "Guaranteed ESOP Obligation" recorded as a reduction of shareholders' equity. As the Company and its employees make contributions to the ESOP, these contributions, plus the dividends paid on the Company's preferred stock held by the ESOP, are used to service the borrowings. As the principal amounts of the loans are repaid, the "Guaranteed ESOP Obligation" is reduced accordingly.

     Capitalized interest was $0.6 million, $0.7 million and $1.0 million in 1996, 1995 and 1994, respectively.

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

4. STOCK PLANS

     The Company maintains the following stock plans for the benefit of its employees: a stock option plan, a performance share plan and a savings and stock ownership plan which includes an investment savings plan and an ESOP.

     The stock option plan provides for the issuance of stock options at no less than the then current market price. Stock options have a maximum term of 10 years and vest evenly over four years.

     Information pertaining to these stock options is shown below:

                          1996       1995        1994
-----------------------------------------------------
SHARES GRANTED         389,515    200,935     201,850
   AVERAGE OPTION
   PRICE                $23.87      24.00       33.39
SHARES EXERCISED        53,024     35,676      39,284
   AVERAGE OPTION
   PRICE                $12.95       9.33       15.93
SHARES WHICH BECAME
   EXERCISABLE         160,894    137,353     114,613
   AVERAGE OPTION
   PRICE                $28.53      29.12       23.14
SHARES UNEXERCISED
   AT YEAR-END       1,466,799  1,145,863   1,003,241
OPTION PRICE RANGE
   PER SHARE             $9.78       6.95        6.95
                      to 34.00   to 34.00    to 34.00
SHARES CANCELLED        15,556     22,637       4,876
SHARES AVAILABLE
   FOR GRANTING
   FUTURE OPTIONS    1,769,449    643,408     821,706
-----------------------------------------------------

     Significant option groups outstanding at December 31, 1996 and the related weighted average price for the exercisable options and remaining life information are as follows:

            Options outstanding       Options exercisable
----------------------------------   ----------------------
Range of            Average  Remain-                Average
Exercise           Exercise ing life               Exercise
Prices      Shares    Price  (years)     Shares       Price
-----------------------------------------------------------
$30-34     194,675   $33.38     7       101,223      $33.33
 26-30     193,050    29.14     6       127,554       29.39
 22-26     706,947    23.67     8       201,690       23.52
 10-18     372,127    13.67     2       372,127       13.67
-----------------------------------------------------------
$10-34   1,466,799   $23.14     6       802,594      $21.12

     All options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The weighted average fair market value at date of grant for options granted during 1996 and 1995 was $9.27 and $9.38 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                      1996       1995
-----------------------------------------------------
EXPECTED LIFE (YEARS)                    10        10
INTEREST RATE                          6.25%     6.00%
VOLATILITY                            26.40     26.90
DIVIDEND YIELD                         1.92      1.88
-----------------------------------------------------

     On a pro forma basis, had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts shown below:

                                      1996       1995
-----------------------------------------------------
NET INCOME - AS REPORTED           $54,586     49,254
NET INCOME - PRO FORMA              53,770     48,973
EARNINGS PER SHARE - AS REPORTED      1.92       1.64
EARNINGS PER SHARE - PRO FORMA        1.89       1.63
-----------------------------------------------------

     The pro forma effects on net income for 1996 and 1995 are not representative of the pro forma effects on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995.

     The Company maintains a performance share plan whereby awards, expressed as shares of common stock of the Company, are earned only if the Company meets specific performance targets over a three- to five-year period. The plan pays 50% cash and 50% common stock for the value of any earned performance shares. Performance share awards in the amount of 162,319 shares, 166,467 shares and 235,395 shares were outstanding at the end of 1996, 1995 and 1994, respectively. The Company accrues amounts based on performance reflecting the value of cash and common stock which is anticipated to be earned. The effect of the plan was to reduce income by $582,000, $500,000 and $64,000 in 1996, 1995 and 1994,
respectively.

     The ESOP provides for the Company to match eligible employee pre-tax savings. Amounts expensed under the ESOP were $2.9 million, $2.6 million and $2.5 million in 1996, 1995 and 1994, respectively.

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

     The Company purchased 1,455,015 shares of common stock in 1996 at an aggregate cost of $39.3 million; purchased 1,050,965 shares of common stock in 1995 at an aggregate cost of $25.1 million; and purchased 1,492,900 shares of common stock in 1994 at an aggregate cost of $37.1 million. At December 31, 1996, the Company had remaining authorization to acquire 1,910,021 shares under the current treasury stock purchase program.

     On January 26, 1996, the Board of Directors authorized the repurchase of up to 3,000,000 shares of Ferro common stock in addition to any previously authorized shares. These shares are to be purchased on the open market from time to time.

     The Company maintains a Shareholder Rights Plan ("the Plan") whereby, until the occurrence of certain events, each share of outstanding common stock represents ownership of one right (Right). The Rights become exercisable only if a person or group acquires 20% or more of the Company's common stock (10% under certain circumstances) or commences a tender or exchange offer upon consummation of which such person or group would control 20% or more of the common shares or is declared an Adverse Person (as defined in the Plan) by the Board of Directors. The Rights, which do not have the right to vote or receive dividends, expire on April 8, 2006. Rights may be redeemed by the Company at $0.05 per Right at any time until the 15th day following public announcement that a person or group has acquired 20% or more of the voting power, unless such period is extended by the Board of Directors while the Rights are redeemable.

     If any person becomes the owner of 20% or more of the common stock (10% under certain circumstances), or if the Company is the surviving corporation in a merger with a 20% or more stockholder and its common shares are not changed or converted, or if a 20% or more stockholder engages in certain self-dealing transactions with the Company, then each Right not owned by such person or related parties will entitle its holder to purchase shares of common stock at a purchase price of 50% of the then current market price of the common stock up to a value of $110.00 per right.

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

6. ACQUISITIONS AND DIVESTITURES

     In January 1996, the Company purchased the remaining interest in Ferro Industrias Quimicas S.A., located in Portugal. In November 1996, the Company purchased Ceramica Technica Industrial S.A. of Spain. Neither of these transactions was material to Ferro.

     In October 1995, the Company acquired Synthetic Products Company from Cookson Group plc, of London, England. The cost of this acquisition was approximately $69.0 million and was accounted for using the purchase method of accounting. The purchase price was allocated based on fair value of assets at the date of acquisition with approximately $48.7 million being assigned to goodwill and other intangibles. See note 13 for further information.

     In December 1995, the Company sold the European engineering thermoplastics business known as Eurostar to LNP Engineering Plastics Europe B.V., a subsidiary of Kawasaki Steel Corporation. The results of this operation were not material to Ferro.

     During 1994, the Company acquired Diamonite Products from W.R. Grace & Company. The acquisition was accounted for using the purchase method of accounting.

     The Company sold or discontinued operations representing annual sales of approximately $25.0 million, $20.0 million and $30.0 million in 1996, 1995 and 1994, respectively. The results of these operations were not material to Ferro.

7. CONTINGENT LIABILITIES

     There are pending against the Company and its consolidated subsidiaries various lawsuits and claims.

     In the opinion of management, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the consolidated financial position, results of operations or liquidity of the Company.

8. RESEARCH AND DEVELOPMENT EXPENSE

     Amounts expended for development or significant improvement of new and/or existing products, services and techniques approximated $23.8 million, $23.2 million and $22.9 million in 1996, 1995 and 1994, respectively.

9. RETIREMENT BENEFITS

     The following information sets forth data for the pension plans of the Company and its consolidated subsidiaries. Due to the diverse nature of the regulatory environment of various countries, pension plans have varied benefit determinations. The largest plan is for United States salaried employees whose benefits are primarily based on employees' highest consecutive five years' earnings. Annual pension costs for the defined benefit and defined contribution plans of the Company and its subsidiaries were $8.9 million, $7.2 million and $8.5 million in 1996, 1995 and 1994, respectively.

     The Company's funding policy is to contribute annually amounts required by the various agencies governing the retirement plans of the Company.

     The net periodic pension cost for the significant defined benefit plans included the following components:

(dollars in thousands)      1996       1995       1994
------------------------------------------------------
SERVICE COST-BENEFITS
   EARNED DURING
   THE PERIOD           $  6,477      5,310      7,212
INTEREST COST ON THE
   PROJECTED BENEFIT
   OBLIGATION             15,526     14,468     13,775
ACTUAL (RETURN) LOSS
   ON PLAN ASSETS        (24,240)   (30,528)     4,269
NET AMORTIZATION
   AND DEFERRAL            9,331     16,949    (18,628)
------------------------------------------------------
NET PERIODIC
   PENSION COST         $  7,094      6,199      6,628
------------------------------------------------------

     Net amortization and deferral consists of amoritization of net asset and obligations at transition and deferral and amortization of subsequent net gains and losses.
     Assumptions used in developing the projected benefit obligation as of December 31 were:

                          1996            1995           1994
----------------------------------------------------------------
DISCOUNT OR
  SETTLEMENT RATE       6.0-10.0%       6.5-10.0        7.0-10.0
RATE OF INCREASE IN
  COMPENSATION LEVELS    3.0-9.0         2.5-9.0         3.0-9.0
EXPECTED LONG-TERM
  RATE OR RETURN
  ON ASSETS            7.25-10.0        7.0-10.5        6.0-10.0
----------------------------------------------------------------

--------------------------------------------------------------------------------
     The following table sets forth the funded status of the plans and the amounts recognized in the Company's consolidated balance sheets:

                                                                                    Plans in which        Plans in which
                                                                                     assets exceed  accumulated benefits
(dollars in thousands)                                                        accumulated benefits         exceed assets
------------------------------------------------------------------------------------------------------------------------
                                                                                  1996        1995      1996        1995
------------------------------------------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS:
   VESTED BENEFIT OBLIGATION                                                 $ 152,302     136,231     18,228     29,002
------------------------------------------------------------------------------------------------------------------------
   ACCUMULATED BENEFIT OBLIGATION                                              158,587     142,440     32,363     37,761
------------------------------------------------------------------------------------------------------------------------
   PROJECTED BENEFIT OBLIGATION                                                187,591     166,953     33,302     42,698
PLAN ASSETS AT FAIR VALUE                                                      190,502     167,752     10,453     21,647
------------------------------------------------------------------------------------------------------------------------
PROJECTED BENEFIT OBLIGATION (IN EXCESS OF) OR LESS THAN PLAN ASSETS             2,911         799    (22,849)   (21,051)
UNRECOGNIZED NET (GAIN) OR LOSS                                                (13,883)     (2,650)     5,646      5,339
PRIOR SERVICE COST                                                               5,150       3,543      4,813      3,153
UNRECOGNIZED NET TRANSITION (ASSET) OBLIGATION                                  (2,655)     (4,834)     1,605      2,404
MINIMUM LIABILITY ADJUSTMENT                                                      --          --      (11,254)    (8,239)
------------------------------------------------------------------------------------------------------------------------
PENSION LIABILITY                                                            $  (8,477)     (3,142)   (22,039)   (18,394)
------------------------------------------------------------------------------------------------------------------------

     In the aggregate, at year-end 1996 and 1995 the various plans' assets at fair value were less than the various plans' projected benefit obligations by $19.9 million and $20.3 million, respectively. The Company recognized decreases in equity of $0.2 million and $2.4 million for minimum liability adjustments in 1996 and 1995, respectively.

     The plans' assets consist primarily of equities and government and corporate obligations. The United States plans' assets included shares of the Company's stock with a market value of $3.3 million and $5.1 million at year-end 1996 and 1995, respectively.

     The Company provides eligible domestic retired employees with health care and life insurance benefits. These benefits are subject to the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company funds these benefits as claims are presented.

     The net periodic postretirement benefit cost included the following components:

(dollars in thousands)       1996      1995      1994
-----------------------------------------------------
SERVICE COST               $  715       498       731
INTEREST COST               2,820     2,935     3,077
NET AMORTIZATION
   AND DEFERRAL             (192)      (442)       --
-----------------------------------------------------
NET PERIODIC
   POSTRETIREMENT
   BENEFIT COST            $3,343    2,991      3,808
-----------------------------------------------------

     Assumptions used in developing the accumulated postretirement benefit obligation as of December 31 were:

                             1996      1995      1994
-----------------------------------------------------
DISCOUNT OR SETTLEMENT RATE   7.9%      7.7       9.5
RATE OF INCREASE IN COVERED
   HEALTH CARE BENEFITS:
     FIRST YEAR               8.3       9.0       9.0
   DECREASING GRADUALLY
     OVER 20 YEARS TO         4.0       4.0       4.0
-----------------------------------------------------

     The following table sets forth the accrued postretirement benefit obligation recognized in the Company's consolidated balance sheets:

(dollars in thousands)                 1996      1995
-----------------------------------------------------
ACCUMULATED POSTRETIREMENT
  BENEFIT OBLIGATION:
     RETIREES                       $25,515    27,220
     FULLY ELIGIBLE ACTIVE
       PLAN PARTICIPANTS              4,063     3,335
     OTHER ACTIVE PLAN
       PARTICIPANTS                   8,705     8,890
-----------------------------------------------------
                                     38,283    39,465
UNRECOGNIZED NET (GAIN)              (6,563)   (4,105)
-----------------------------------------------------
ACCRUED POSTRETIREMENT
   BENEFIT OBLIGATION               $44,846    43,570
=====================================================

     Increasing the assumed health care cost trend rates by one percentage point for each future year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $3.2 million and the net periodic postretirement benefit cost by $0.3 million.

10. Income tax expense

     Income tax expense is comprised of the following components:

(dollars in thousands)       1996      1995      1994
-----------------------------------------------------
CURRENT:
   U.S. FEDERAL           $18,641    15,173     8,885
   FOREIGN                 12,968    12,063    13,498
   STATE AND LOCAL          3,345     2,845     1,841
-----------------------------------------------------
                           34,954    30,081    24,224
-----------------------------------------------------
DEFERRED:
   U.S. FEDERAL             (588)      (278)    3,054
   FOREIGN                  (663)     1,613      (329)
   STATE AND LOCAL           (82)      (511)      (37)
-----------------------------------------------------
                          (1,333)       824     2,688
-----------------------------------------------------
TOTAL INCOME TAX          $33,621    30,905    26,912
=====================================================

     In addition to the 1996 income tax expense of $33.6 million, certain income tax benefits of $0.9 million were allocated directly to shareholders' equity.

     The above taxes are based on earnings before income taxes. These earnings aggregated $53.7 million, $44.4 million and $34.4 million for domestic operations and $34.5 million, $35.7 million and $39.9 million for foreign operations in 1996, 1995 and 1994, respectively.

     A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                             1996      1995      1994
-----------------------------------------------------
STATUTORY FEDERAL
   INCOME TAX RATE           35.0%     35.0      35.0
   FOREIGN TAX RATE
     DIFFERENCE               0.4       1.9      (1.7)
   U.S. TAXES ON DIVIDENDS
     FROM SUBSIDIARIES        0.9       0.8       1.3
   STATE AND LOCAL TAXES
     NET OF FEDERAL
     INCOME TAX               2.4       1.9       1.6
   MISCELLANEOUS             (0.6)     (1.0)       --
-----------------------------------------------------
EFFECTIVE TAX RATE           38.1%     38.6      36.2
=====================================================

     The components of deferred tax assets and liabilities at December 31 were:

(dollars in thousands)                 1996      1995
-----------------------------------------------------
DEFERRED TAX ASSETS:
   PENSION AND OTHER
     BENEFIT PROGRAMS               $22,915    21,782
   RESTRUCTURING RESERVES             2,238     2,857
   ACCRUED LIABILITIES                6,488     5,671
   NET OPERATING LOSS CARRYFORWARDS   9,858    12,507
   INVENTORIES                        3,412     3,900
   OTHER                              8,930     4,901
-----------------------------------------------------
TOTAL DEFERRED TAX ASSETS            53,841    51,618
-----------------------------------------------------
DEFERRED TAX LIABILITIES
   PROPERTY AND EQUIPMENT -
     DEPRECIATION AND AMORTIZATION   29,107    26,064
     OTHER                            1,486     1,541
-----------------------------------------------------
TOTAL DEFERRED TAX LIABILITIES       30,593    27,605
-----------------------------------------------------
NET DEFERRED TAX ASSET BEFORE
   VALUATION ALLOWANCE               23,248    24,013
VALUATION ALLOWANCE                  (5,008)   (8,348)
-----------------------------------------------------
NET DEFERRED TAX ASSET              $18,240    15,665
=====================================================

     At December 31, 1996, the Company's foreign subsidiaries had deferred tax assets relating to net operating loss carryforwards for income tax purposes of $9.9 million that expire in years 1997 through 2002, and in two instances, have no expiration period. For financial reporting purposes, a valuation allowance of $3.9 million has been recognized to offset the deferred tax assets relating to the net operating loss carryforwards.

     Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $96.1 million. Deferred income taxes are not provided on these earnings as it is intended that the majority of these earnings are indefinitely invested in these entities.

11. REPORTING FOR SEGMENTS

     Major product lines of the Company are coatings, colors and ceramics; plastics; and chemicals. Within coatings, colors and ceramics, coatings revenues represented approximately 38% of consolidated net sales during 1996 and approximately 41% during 1995 and 1994; colors represented approximately 11% of consolidated net sales in each of the three years. Within chemicals, polymer additives represented approximately 14% of consolidated sales in 1996. The Company's sales are primarily made through its own full-time sales force, though some sales are made through manufacturers' representatives and distributors.

     Identifiable assets are those used in the operation of each segment.

     Information about the Company's segment operating data follows:

                          Coatings,
                         colors and
(dollars in millions)      ceramics      Plastics    Chemicals        Total
---------------------------------------------------------------------------
NET SALES
1996                        $ 781.0         238.0        336.7      1,355.7
1995                          782.6         270.7        269.7      1,323.0
1994                          710.3         267.1        216.8      1,194.2

OPERATING PROFIT
1996                        $  73.4          13.7         23.1        110.2
1995                           71.3           8.8         18.6         98.7
1994                           74.4           7.4          6.3         88.1

IDENTIFIABLE ASSETS
1996                        $ 464.8          86.3        225.7        776.8
1995                          454.0          95.6        250.2        799.8
1994                          444.2         120.3        157.9        722.4

CAPITAL
     EXPENDITURES
1996                        $  29.6           3.5         13.6         46.7
1995                           33.4           4.4         11.7         49.5
1994                           35.4           7.7         16.6         59.7

DEPRECIATION AND
     AMORTIZATION
1996                        $  27.5           7.0         15.1         49.6
1995                           25.6           7.4         13.3         46.3
1994                           24.5           7.0         11.2         42.7
---------------------------------------------------------------------------

     A reconciliation of operating profit to income before income taxes and changes in accounting principles included in the consolidated statements of income follows:

(dollars in millions)        1996      1995      1994
-----------------------------------------------------
OPERATING PROFIT           $110.2      98.7      88.1
EQUITY IN NET EARNINGS
   (LOSSES) OF AFFILIATED
   COMPANIES                  0.3       1.0      (1.1)
INTEREST EARNED               2.5       5.5       3.8
GENERAL CORPORATE
   EXPENSE-NET               (7.9)     (6.6)     (6.1)
INTEREST EXPENSE            (13.0)    (15.2)    (10.9)
MISCELLANEOUS                (3.9)     (3.2)      0.5
-----------------------------------------------------
     INCOME BEFORE TAXES   $ 88.2      80.2      74.3
=====================================================

     A reconciliation of identifiable assets shown above to the total assets included in the consolidated balance sheets follows:

(dollars in millions)        1996      1995      1994
-----------------------------------------------------
TOTAL IDENTIFIABLE ASSETS  $776.8     799.8     722.4
INVESTMENTS IN AFFILIATED
   COMPANIES                  7.1       7.6       8.9
CORPORATE ASSETS             86.6      68.5      70.1
-----------------------------------------------------
     TOTAL ASSETS          $870.5     875.9     801.4
=====================================================

       Geographic operating data follows:

(dollars in millions)
-------------------------------------------------------
              United
          States and             Latin  Asia-
              Canada  Europe   America Pacific    Total
-------------------------------------------------------
NET SALES
1996          $733.9   439.7      97.1    85.0  1,355.7
1995           658.1   483.5      88.3    93.1  1,323.0
1994           602.0   399.3      93.2    99.7  1,194.2

OPERATING
   PROFIT
1996          $ 59.9    37.0       7.9     5.4    110.2
1995            46.5    39.2       5.3     7.7     98.7
1994            35.6    30.3      12.4     9.8     88.1

IDENTIFIABLE
   ASSETS
1996          $404.4   258.7      52.4    61.3    776.8
1995           423.5   271.9      40.5    63.9    799.8
1994           348.7   260.6      47.1    66.0    722.4
-------------------------------------------------------

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

     The Company uses forward exchange contracts and currency options to hedge its exposure to foreign currency fluctuations. Several of the Company's foreign subsidiaries enter into forward contracts to protect against the risk of increased cost of non-local currency denominated raw materials. The most prevalent transactions involve the purchase of U.S. dollars against Dutch guilders and Spanish pesetas. The maturity of the hedges is consistent with the underlying exposure, generally not beyond one year. At December 31, 1996, the market value of such forward contracts was $15.1 million, compared with a contract value of $15.0 million.

     The Company enters into foreign currency options to protect the U.S. dollar value of profits generated by certain European operations. Such activity involves the purchase of put options for the Dutch guilder, Spanish peseta and French franc against the U.S. dollar. The maturity of the options is generally under one year. At December 31, 1996, the face value or notional amount of all outstanding currency options was $17.5 million. If liquidated at year-end 1996, these options would have produced a cash amount of $589,900 versus an unamortized cost of $302,000.

     In addition to hedging foreign exchange risk, the Company also purchases call options to hedge certain base metals raw materials against future increases in price. At December 31, 1996, there were no base metal call options outstanding.

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

     Rentals are based on floating rates, and the total annual lease payments, based on the amount outstanding as of December 31, 1996, are estimated to be at $1.6 million.

SELECTED FINANCIAL DATA
Ferro Corporation and subsidiaries

Years ended December 31, 1986 through 1996
(Dollars in thousands except per share data
and sales per employee data)                      1996            1995            1994            1993            1992
-----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS (A)
   Net sales                               $ 1,355,685       1,322,954       1,194,247       1,065,748       1,097,793
   Income before taxes and
     cumulative effect of changes
     in accounting principles                   88,207          80,159          74,306          89,289          97,689
   Income taxes                                 33,621          30,905          26,912          31,784          38,861
   Net income                                   54,586          49,254          47,394          36,955          58,828
   Income as a percent of sales before
     cumulative effect of changes in
     accounting principles                         4.0%            3.7%            4.0%            5.4%            5.4%

RETURN ON AVERAGE SHAREHOLDERS' EQUITY            14.2%           13.2%           13.1%           16.3%           18.1%

Per common share data (A,B)
   Average shares outstanding               26,550,962      27,782,823      28,735,898      29,472,201      29,314,494
   Primary earnings                        $      1.92            1.64            1.52            1.13            1.90
   Fully diluted earnings                         1.82            1.56            1.45            1.09            1.77
   Cash dividends                                  .58             .54             .54             .51             .45
   Book value                                    14.99           14.23           13.18           12.32           11.92

FINANCIAL CONDITION AT YEAR-END
   Current assets                          $   416,522         433,530         415,415         411,253         414,927
   Current liabilities                         252,333         258,472         228,336         198,958         205,043
-----------------------------------------------------------------------------------------------------------------------
     Working capital                           164,189         175,058         187,079         212,295         209,884
-----------------------------------------------------------------------------------------------------------------------
   Plant and equipment                         683,129         653,352         601,594         538,188         497,561
   Accumulated depreciation
     and amortization                          375,746         364,064         313,005         280,367         269,998
-----------------------------------------------------------------------------------------------------------------------
     Net plant and equipment                   307,383         307,288         288,589         257,821         227,563
-----------------------------------------------------------------------------------------------------------------------
   Other assets                                146,563         136,294          97,372          98,820          54,055
   Total assets                                870,468         872,112         801,376         767,894         696,545
   Long-term liabilities                       105,308         104,910          77,611          79,349          53,210
   ESOP loan guarantee                          22,592          30,470          37,503          44,076          50,897
   Deferred income taxes                        23,391          21,380          17,309          14,884          10,918
   Postretirement liabilities                   44,846          43,570          42,076          40,096              --
   Other non-current liabilities                37,794          36,160          31,797          31,734          31,504
   Shareholders' equity                        384,204         382,150         366,744         358,797         344,973

PLANT AND EQUIPMENT
   Capital expenditures and
     acquisitions                               50,592          60,733          63,404          75,037          48,761
   Depreciation                                 42,283          40,233          37,076          33,812          33,451

EMPLOYEES
   Number (year-end)                             6,912           6,914           6,817           6,627           6,535
   Sales per employee                      $   196,135         191,344         175,187         160,820         167,990
======================================================================================================================

      1991            1990            1989            1988            1987             1986
 ------------------------------------------------------------------------------------------

 1,056,940       1,124,833       1,083,573       1,008,990         871,008          725,241


    20,349          43,509          83,764          88,436          61,023           45,482
    15,532          24,090          34,016          41,816          29,336           21,400
     4,817          19,419          49,748          46,620          31,687           24,082


       0.5%            1.7%            4.6%            4.6%            3.6%             3.3%

       1.6%            6.4%           16.8%           16.8%           13.1%            11.5%


28,821,380      29,064,517      30,972,625      30,884,797      31,043,830       30,599,257
       .06             .55            1.53            1.51            1.02              .79
       .06             .53            1.46              --              --               --
       .43             .43             .40             .31             .30              .27
     10.67           10.77           10.20            9.53            8.46             7.27


   405,740         386,704         408,692         356,972         325,835          271,643
   212,575         221,155         210,059         194,171         174,577          131,605
-------------------------------------------------------------------------------------------
   193,165         165,549         198,633         162,801         151,258          140,038
-------------------------------------------------------------------------------------------
   511,605         519,044         446,290         399,785         359,223          316,770

   276,885         263,114         226,268         202,563         187,334          163,058
-------------------------------------------------------------------------------------------
   234,720         255,930         220,022         197,222         171,889          153,712
-------------------------------------------------------------------------------------------
    31,465          43,029          40,417          33,946          34,302           23,993
   671,925         685,663         669,131         588,140         532,026          449,348
    55,658          58,047          60,764          63,163          64,147           68,136
    57,229          62,649          68,020              --              --               --
     9,444          21,088          19,860          20,622          22,035           17,347
        --              --              --              --              --               --
    31,732          17,122          13,359          14,850          11,516            8,963
   305,287         305,602         297,069         295,334         259,751          223,297



    39,005          61,408          53,471          53,753          37,339           23,839
    32,686          30,389          27,574          24,696          21,883           18,926


     7,266           8,205           8,045           8,374           8,100            7,721
   145,460         137,090         134,690         120,490         107,530           93,930
===========================================================================================

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

QUARTERLY DATA (UNAUDITED)
Ferro Corporation and subsidiaries

(dollars in thousands except per share data)

                                                                      Earnings per
                                                                      common share       Dividends             Common
                                                                      ---------------          per              stock
                                 Net        Gross          Net                  Fully       common              price
             Quarter           sales       profit       income     Primary    diluted        share              range
----------------------------------------------------------------------------------------------------------------------
1996               1       $ 348,184       85,259       13,151         .45        .43         .135     $28.375-22.875
                   2         344,715       84,507       14,315         .50        .47         .135      28.375-25.750
                   3         329,212       78,715       13,227         .47        .45         .155      27.375-25.500
                   4         333,574       83,803       13,893         .50        .47         .155      30.125-26.250
----------------------------------------------------------------------------------------------------------------------
               Total      $1,355,685      332,284       54,586        1.92       1.82         .580
======================================================================================================================
1995               1       $ 342,947       85,732       13,096         .43        .41         .135     $26.000-23.125
                   2         334,011       83,300       14,658         .49        .46         .135      30.625-24.500
                   3         310,841       69,988        9,825         .32        .31         .135      29.250-24.000
                   4         335,155       80,296       11,675         .40        .38         .135      25.000-21.375
----------------------------------------------------------------------------------------------------------------------
               Total      $1,322,954      319,316       49,254        1.64       1.56         .540
======================================================================================================================

Primary earnings per common share are calculated using a weighted average of common and common equivalent shares.
The common stock of the Company is listed on the New York Stock Exchange. Ticker symbol: FOE
At February 6, 1997, the Company had 3,108 holders of its common stock.


34