Form 10-K, Exhibit 13
period 1997-12-31
FERRO CORP
filed 1998-03-16
CIK 35214

                                  Exhibit 13
                                  ----------


[LOGO]


focused on

PROFITABLE GROWTH

1997 annual report
our vision

To achieve market leadership positions through a customer-centered and highly creative organization committed to delivering top-quality products and outstanding services to customers worldwide and superior returns to shareholders.

All of Ferro's resources are directed toward a single objective -- achieving profitable growth. This strategic focus is what drives Ferro's success and benefits the Company's shareholders. The close-up view of the lawnmower on the cover highlights Ferro's custom-formulated, mineral-filled polypropylene. The material meets stringent performance standards for high-gloss finish, impact resistance and superior weather and color stability. Similarly, Ferro is committed to meeting its own high performance standards that contribute to profitable growth. The foundation for achieving the Company's goals lies in realizing its vision.

[PHOTO]


contents

1    Financial highlights

2    Letter to shareholders

5    Questions and answers

8    Growing sales

9    Products and markets

10   New focus

12   New opportunities

14   New products

17   New efficiencies

18   Management's discussion
       and analysis

23   Financial statements

27   Notes to financial
       statements

37   Independent auditors' report

38   11-year summary of
       financial data

40   Directors and officers

41   Corporate information

FERRO CORPORATION is a major global producer of performance materials for manufacturers. Ferro is the world's largest supplier of ceramic glaze and porcelain enamel coatings. The Company also holds leading positions in powder coatings, inorganic pigments and colorants, specialty plastic compounds and colorants, and polymer additives. Its materials are used extensively in the markets of building and renovation, major appliances, household furnishings, transportation and industrial products. Headquartered in Cleveland, Ohio, the Company has operations in 19 countries and sells its products in more than 100 countries. Ferro employs more than 6,800 men and women on five continents.


Financial Highlights
Ferro Corporation and subsidiaries
                                                    (dollars in thousands except per share data)
                                                        1997              1996               1995
-----------------------------------------------------------------------------------------------------
Operating results
Net sales                                         $  1,381,280          1,355,685          1,322,954
Net income (loss)(a)                              $    (37,277)            54,586             49,254

Per common share data(a)(b)
Basic earnings (loss)                             $      (1.08)              1.29               1.10
Diluted earnings (loss)                           $      (1.08)              1.21               1.04
Cash dividends                                    $       0.43               0.39               0.36

Other
Average shares outstanding(b)                       38,131,631         39,506,572         41,419,578
Net cash provided by operations                   $    130,283            111,572            107,753
Return on average shareholders' equity                    --                   14%                13%
Number of holders of common stock (year-end)             2,945              3,090              3,278
Number of employees (year-end)                           6,851              6,912              6,914


(a) Included in 1997 numbers is a pre-tax realignment charge of $152.8 million, which on an after-tax basis is $100.0 million, or $2.52 per common share. Excluding the realignment charge, the Company recorded net income for 1997 of $62.7 million, or $1.44 per diluted common share.

(b) Basic earnings (loss) per share are based on a weighted average of common shares outstanding. Diluted earnings (loss) per share reflect the potential dilution of earnings per share assuming that certain stock options whose exercise price is less than the average market price of the stock are exercised and that convertible preferred shares are converted into common shares. Outstanding shares and per share data are adjusted to reflect a 3-for-2 stock split in November 1997.


               1997 sales by segment

     Plastics                            17%
     Chemicals                           24%
     Coatings, Colors and Ceramics       59%


               1997 sales by region

     Asia-Pacific                         6%
     Latin America                        8%
     Europe                              32%
     United States and Canada            54%

                               To our shareholders

                                    [PHOTO]

           Albert C. Bersticker, Chairman and Chief Executive Officer

         Ferro's focus on profitable growth certainly paid off in 1997.



     I am delighted to discuss your Company's 1997 performance with you. 1997 was a year of opportunity and challenge, and our people responded extremely well to both conditions. The Company grew, and our status among global specialty chemical producers was enhanced in many respects. We took some bold but well-thought-out steps to accelerate our never-ending pursuit of profitable growth and increased value for you, our shareholders.

     Ferro's focus on profitable growth certainly paid off in 1997. We achieved record sales and, excluding the effects of the second-quarter realignment charge, record net income and earnings per share. Including the realignment charge, we reported a loss for the year. Volumes showed strong growth in all regions, but sales gains were largely offset by negative currency effects. Long-established hedging strategies preserved and contributed to earnings.

                       "Our employees have fully embraced
                                      our
 focus on profitable growth and are proceeding with a renewed sense of urgency."


OUR PROGRESS TOWARD PROFITABLE GROWTH
     The year's exceptional performance was a direct result of our success in implementing our strategies for profitable growth. Importantly, these strategies are designed to ensure we not only reach our goals, but do so consistently, year after year. Our strategies, which form the framework of this annual report, involve focusing on strengthening our organization, improving our marketing expertise, capitalizing on our technological capabilities and continuously boosting productivity. We are confident that, guided by these strategies, we can continue to grow sales and earnings and meet our financial goals.
     Encouraged by our strong financial position and growth prospects, in October, your Board of Directors increased Ferro's quarterly common stock dividend by 16.1 percent and announced a three-for-two common share split. In January of this year, the Board authorized the repurchase of an additional 5 million shares of Ferro common stock. These actions demonstrate our dedication to providing long-term shareholders an ever-growing return on their investment.
     Also benefiting shareholders, the market value of all Ferro common shares outstanding increased 25 percent over year-end 1996. This reflected Ferro's strong performance and deep commitment to delivering more value to our shareholders, as well as favorable conditions in the overall market.

STRATEGIES STRENGTHEN COMPETITIVE ADVANTAGES

     We are resolute in our desire to be the strongest competitor in the materials markets we serve, and, indeed, we are already there in a number of our core businesses. Our strategies are designed to firmly maintain our leadership positions or take us to that level as quickly as possible. And to do so, we are capitalizing on the critical competitive advantages and skills that have been and will remain the keys to our success.
     For example, our capabilities in research and development and our expertise in core technologies make Ferro a leader in product and process development among competing materials and specialty chemical companies. Through our strategic initiatives, we are targeting the development of breakthrough products and processes that create substantial competitive advantages and command higher margins.
     In addition, we have long been a leader in developing an extensive global presence, which enables us to leverage our technologies and product development worldwide and to serve customers' increasingly global needs.

        Through customer-focused marketing efforts as well as selective acquisitions, we are positioned to seize the many opportunities presented by our growing product and geographic markets and to enhance our leadership positions worldwide.

THE TALENT TO ACHIEVE OUR GOALS

     In 1997, many of our strategic initiatives were supported by organizational enhancements - from new key positions of worldwide responsibility in each of our businesses to stepped-up training and teamwork opportunities across the Company. To achieve our vision, we are working to create and nurture a worldwide organizational structure and a team of employees with the ability and drive to carry out our strategies and achieve our goals.
     Our employees have fully embraced our focus on profitable growth and are proceeding with a renewed sense of urgency. As a team, we are committed to helping Ferro greet the new century with its goals realized. All of our team members deserve congratulations for their ongoing successes.
     Succession planning is an integral part of our organizational strategy. The appointment of Hector R. Ortino as President and Chief Operating Officer in 1996, for example, initiated an orderly transition at the very top of our organization. Similarly, outstanding successors have been identified and are in place for all key management positions. Our organization at all levels is stronger than ever before.

     We will continue to invest in order to enhance the skills of our people. With gratitude, we acknowledge the guidance and involvement of Paul S.
Brentlinger and A. James Freeman, who joined our Board of Directors in 1984 and 1986, respectively, and are retiring from the Board this year. We will certainly miss their contributions but wish them every success and happiness in the future.
     Deserving special recognition, Milton F. Rosenthal is retiring as director emeritus, concluding an extraordinary 31 years of service on Ferro's Board of Directors. He retired from active service on the Board in 1984 and was immediately named director emeritus. He has played an important role in Ferro's history during a period when the Company grew tenfold.
     We look forward to the contributions of two new directors, Michael H. Bulkin and William J. Sharp, who joined the Board in January 1998. We welcome the variety of domestic and international experiences and breadth of knowledge these new members bring to Ferro's Board.
     We extend special thanks to you, our investors, for continuing to support us and demonstrate your confidence in Ferro. We are determined to achieve sustained, profitable growth in order to fulfill your expectations.


/s/ Albert C. Bersticker
Albert C. Bersticker
Chairman and Chief Executive Officer

                     ON FERRO'S GOALS, STRATEGIES AND FUTURE

                       "Much of our financial success can
                    be attributed to the strides we have made
                          in our key strategic areas."

                                    [PHOTO]

             Hector R. Ortino, President and Chief Operating Officer


              WHAT WERE THE DRIVERS OF RECORD PERFORMANCE IN 1997?


     With a focus on our performance goals and good execution of our strategies, we were able to post significant increases in both gross margins and, excluding the realignment charge, net income. Excluding the realignment charge, all businesses contributed to these results as follows: The Chemicals and Plastics businesses established annual operating profit records for the second year in a row, due primarily to volume increases, continued productivity improvements and a concentration on higher-margin products. Increased volume and manufacturing efficiencies in powder coatings propelled improved operating profit in Coatings, Colors and Ceramics. Market conditions in Europe and the United States, when combined with improved marketing of our products, helped spur volume growth in these regions.

                 CAN YOU ELABORATE ON FERRO'S PERFORMANCE GOALS?

     We have set high standards for our performance. Our goals are to achieve earnings growth of 12 percent, compounded annually, and to expand gross margins to 28 percent by year-end 1999. By focusing all our efforts on those goals, we are confident we will achieve them.
     For the full year 1997, net income excluding the realignment charge rose 15 percent over 1996.
     In addition, by the end of 1997, we advanced toward our 28 percent goal for consolidated gross margins, achieving 25.6 percent, compared with 24.5 percent in 1996. Our progress is largely the result of internal actions to improve productivity through manufacturing efficiencies and to gain higher-margin business and create increased demand through enhanced marketing. Indeed, much of our financial success can be attributed to the strides we have made in our key strategic areas.

              HOW DO YOU PLAN TO ACHIEVE YOUR PERFORMANCE GOALS?

     We have four key strategies, all aimed at achieving sustainable, profitable growth. They are to:
      Strengthen our organization to ensure we have the necessary talent with the responsibilities, training and incentives to accomplish our goals.
      Improve our marketing capabilities so we are truly a customer-centered organization with excellent knowledge and understanding of our customers and markets.
      Capitalize on our technology to create higher- margin, value-added products which differentiate us from our competition.
     Achieve substantial productivity improvements that enable us to be a highly efficient and responsive organization.
     We are intent upon continued progress in these strategies in order to achieve our ambitious goals.

               WHAT ARE YOU DOING TO STRENGTHEN THE ORGANIZATION?

     In 1996, we made considerable improvements to our organizational and management structure, particularly at the levels of operating vice president and regional president. This past year, in each core business we bolstered senior ranks responsible for marketing, manufacturing and technology worldwide with well-qualified managers. These managers bring exceptional leadership skills and requisite experience to bear on the challenges and opportunities facing these businesses. We now have the talent in place to grow profitably.
     We have also modified our incentive plans to reward earnings growth. We intend to increase participation in these pay-for-performance programs in the coming years. In addition, we will continue to fortify our efforts to ensure all our people have the necessary training to be successful.

              HOW ARE YOU INCREASING FERRO'S MARKETING PROWESS?

     We are building a systematic approach which enables us to zero in on customer needs and identify growth opportunities. Over the past year, we focused on giving our people the right marketing tools to do the job. This includes efforts to align pricing to better reflect the value of our products and the competitive nature of our markets, as well as techniques to direct our sales and marketing resources toward the most profitable opportunities.
     In addition, we are taking a fresh approach to marketing our products by better defining market segments and targeting areas that present greater opportunity for growth.
     These efforts have helped us to bring about immediate improvements in certain areas and to gain insight to develop stronger long-term plans for our businesses.

                 HOW ARE YOU CAPITALIZING ON FERRO'S TECHNOLOGY?

     Our world-class technology is the foundation of all our businesses, and we are determined to get the greatest value from our technological capabilities. We instituted a number of organizational and process improvements during 1997, ranging from reorganizing the research and development function along product lines -- with responsibility resting with each operating vice president -- to instituting a "use-it-or-lose-it" policy to encourage our major business units to take maximum advantage of research funding. We also refined the new product development process to help businesses identify and capitalize on market opportunities by, for example, drawing more effectively on the close-to-market knowledge of our sales and marketing specialists.
     Our increasing emphasis on high-value, high-margin products is bearing fruit, and we discuss many of our new products later in this report. We will continue to speed up commercialization efforts for recently developed products and accelerate targeted research programs for new products with exciting potential.

                  WHAT ARE YOU DOING TO IMPROVE PRODUCTIVITY?

     The most obvious sign of our commitment to improve productivity is our three-year realignment, which will reduce the number of our worldwide manufacturing facilities from 80 to 50. We estimate that, upon completion in 1999, the program will add $30 million in operating profit annually and be a major factor in achieving our 28 percent gross margin goal. What's more, it will allow us to apply more corporate resources toward our growth-producing strategies.
     Other recent efforts to enhance productivity include setting a corporate-wide goal of 5 percent in operating profit improvement per employee, compounded annually -- representing the first in a series of targets for continuous improvement in all functions of our business.
     Each of our businesses also continues to identify and pursue projects to simplify processes and reduce costs in its operations, supported by corporate-wide training in business process redesign. The realignment and other productivity improvement actions are already contributing positively to margin expansion.

                     HOW IS FERRO POSITIONED FOR THE FUTURE?

     In short, extremely well. The entire organization is focused on our key strategies. And, as you can see, our financial results reflect the soundness of our strategies and the intensity of our dedication. Simply put, we are acting on our pledge to achieve profitable growth and deliver the type of enhanced value our investors deserve.
     We anticipate further revenue growth and performance improvements in 1998 and beyond as we work to implement our growth strategies. Our confidence in our continued strong performance should become even clearer as you read the next sections on the growth opportunities that exist in our major markets, as well as those we are creating for ourselves through aggressive internal actions.


                                   /s/Hector R. Ortino
                                   Hector R. Ortino
                                   President and Chief Operating
                                   Officer

[PHOTO]


GROWING SALES

HEALTHY AND GROWING MARKETS, PLUS ADDITIONAL GROWTH OPPORTUNITIES

     Ferro's focus is on profitable growth -- specifically, on increasing earnings long-term at 12 percent compounded annually and on achieving gross margins of 28 percent by the end of 1999. A significant part of earnings growth is anticipated to come from Ferro's ability to increase sales at an accelerated pace in the long term.
     Ferro currently serves a number of markets that are healthy and growing. Within those markets, the Company's portfolio of products has had an overall growth rate of 6 percent. Ferro is emphasizing a mix of these products that could command even better growth.
     Beyond these market growth rates, Ferro expects several opportunities to generate additional growth in sales.
     First, Ferro is targeting markets and market segments that have not been emphasized in the past. The most significant opportunities are in the ceramic glaze and colors and powder coatings businesses. Most notably, Ferro is dedicating its resources to expanding its business in the high-margin end of the ceramic tile market and in the general industrial finishing segment of the powder coatings market. More information about how Ferro's marketing initiatives are uncovering opportunities is detailed in the pages ahead.
     Second, new products are expected to contribute to sales growth. More targeted R&D has resulted in the development of new products that will increase demand and command higher margins. Many examples of key new products follow in this report.
     Geographic expansion is a third market-driven opportunity for gaining sales. Taking product lines global is a long-established growth strategy at Ferro. The Company plans to expand its ceramic glaze and colors business in Asia, particularly in China, and to target new geographic markets for its powder coatings business beyond its traditional markets in the United States and Europe. It also plans to expand its plastics business further in Europe and to penetrate other markets outside the United States. And the Company intends to significantly increase the international presence of the chemical business.
     Finally, Ferro will pursue acquisitions that promote geographic and market segment expansion and bolster sales. Ferro seeks only companies that fit within its core businesses or technologies. Other criteria for acquisition candidates include the retention of strong management, no long-term dilution, annual sales greater than $50 million and the ability to establish or enhance a preferred market share.

                              PRODUCTS AND MARKETS

                                    [PHOTO]


PRODUCTS                                                        END-USE MARKETS

------------------------------------------------------------------------------------------------------------------
                                 Building and      Major         Household       Transporta-  Industrial
                                   renovation     appliances     furnishings     tion         products     Other*
------------------------------------------------------------------------------------------------------------------
Specialty coatings,
  colors and ceramics

Ceramic glaze coatings                  X                             X                            X           X
------------------------------------------------------------------------------------------------------------------

Porcelain enamel coatings               X              X              X                                        X
------------------------------------------------------------------------------------------------------------------

Powder coatings                         X              X              X                X           X           X
------------------------------------------------------------------------------------------------------------------

Pigments and colorants                  X              X              X                X           X           X
------------------------------------------------------------------------------------------------------------------

Electronic materials                                   X                               X           X           X
------------------------------------------------------------------------------------------------------------------

Specialty ceramics                      X                                                          X           X
------------------------------------------------------------------------------------------------------------------

Specialty plastics

Plastic colorants                       X              X              X                X           X           X
------------------------------------------------------------------------------------------------------------------

Filled and reinforced plastics          X              X              X                X           X           X
------------------------------------------------------------------------------------------------------------------

Liquid coatings and dispersions         X                             X                X           X           X
------------------------------------------------------------------------------------------------------------------

Specialty chemicals

Polymer additives                       X              X              X                X                       X
------------------------------------------------------------------------------------------------------------------

Industrial specialties                                                                             X
------------------------------------------------------------------------------------------------------------------

Petroleum additives                                                                    X           X
------------------------------------------------------------------------------------------------------------------


*Packaging, leisure products and miscellaneous end-use markets.

Specialty chemicals represent an area of significant growth potential for Ferro, with applications ranging from consumer products to PVC piping to lithium batteries.

[PHOTO]

NEW FOCUS


AN ORGANIZATION DESIGNED FOR PROFITABLE GROWTH

     Having the right talent in the right position to make a difference ... Rewarding results ... Nurturing a growth-oriented culture. These initiatives have a singular goal: to build a foundation for achieving profitable growth.
     Indeed, positioning each business for growth is a high priority within Ferro. A redesigned organizational structure gives operating vice presidents, who oversee major business groups, direct authority and responsibility for achieving the Company's ambitious goals. These vice presidents are accountable for developing a vision for their businesses and defining global strategies to achieve growth targets. They have responsibility to direct research and new product development and define the direction for acquisitions.
     Lending crucial support, other key managers have similarly well-defined responsibilities for business performance. Regional presidents in Europe, Latin America and Asia-Pacific are responsible for coordinating Ferro's resources to implement strategies locally, as well as for identifying opportunities for synergy and growth in their respective regions of the world.
     Further support was added in 1997 as each group appointed business-wide managers for manufacturing, marketing and technology. These managers were assigned responsibility to coordinate these key functions worldwide.
     To ensure a culture dedicated to growth, Ferro is committed to providing employees with powerful incentives and personal development. A performance-based incentive plan rewards the achievement of profitable growth rather than asset management. And, at all levels, talent is being nurtured by enhanced training in marketing and productivity improvement concepts; team building in new product development; and project assignments across businesses and geographic regions.
     Within a focused framework and with the necessary support, Ferro employees are driving the organization toward a strong future of profitable growth.

[PHOTO]


Realignment of the ceramic glaze and colors businesses enables Ferro to more efficiently and effectively serve markets such as ceramic tile, artware, sanitaryware and dinnerware, which use multiple Ferro products and services.


[PHOTO]

[PHOTO]

Ferro is helping a variety of customers find solutions to their needs through innovative applications of various specialty plastic compounds that meet the performance standards of higher-cost materials.

[PHOTO]

NEW OPPORTUNITIES


A MARKETING APPROACH AIMED AT CULTIVATING KEY CUSTOMERS AND MARKETS
     Understanding and responding to customer needs ... Directing resources toward key customers and markets ... Emphasizing value-added offerings. Ferro's marketing efforts are succeeding in uncovering exciting opportunities in both existing and new markets.
     Ferro's marketing efforts in 1997 centered on assessing the value of its products, customers and markets, and redirecting its resources to the most profitable areas. Segmenting markets according to value, geography and product need has led to new ways of delivering products and services to strategic customers. Corporate account managers, for example, continue to cultivate key customers by emphasizing the broad range of products Ferro offers. These managers draw on the resources of all Ferro divisions and manage the accounts' overall growth and profitability.
     Now organized around end-use markets, the ceramic glaze, colors and specialty ceramics businesses serve customers with dedicated sales professionals who represent a full array of Ferro products. For instance, to serve the tile market, country-specific teams from the central ceramic design and development labs in Spain and Italy offer everything from original designs to materials to manufacturing assistance.
     This sharpened focus on providing customer solutions is leading to growth in a variety of other value-added offerings as well. Sales for glass-filled polypropylenes have increased 20 percent annually in the past three years, as more and more applications for this cost-effective, high-performance compound are introduced. To meet demand, Ferro is expanding its manufacturing capacity for these products.
     Through customer and market-centered efforts, Ferro is identifying and pursuing new growth opportunities as well as achieving volume and margin improvement in all of its businesses.

[PHOTO]

[PHOTO]

Ferro's alumina polishing compounds meet exacting requirements for providing quality finishes on everything from camera and eyeglass lenses to computer and calculator components.


NEW PRODUCTS


TECHNOLOGY TARGETED TO MARKETPLACE NEEDS
     Creating innovative products ... Capitalizing on core technologies ... Developing products which give customers competitive advantages. Guided by marketing insights, Ferro is applying its world-class technological capabilities to develop new products that provide exceptional value for customers and higher margins for Ferro.
     In 1997, aggressive R&D initiatives underscored the vital importance of new products for Ferro's future. A new approach to funding ensures a strong commitment to research by each business and allocates funds to the most promising projects. Sales and marketing personnel are expected to translate their market and customer knowledge into new product ideas.
     Targeted research programs are also encouraging investment in high-value-added products, which hold exciting potential for Ferro and its customers. In 1997, Ferro introduced abrasion-resistant and dichromatic glazes for ceramic tile, nontoxic/organic inks for glass decoration and high-performance pigments tailored for the rigors of industrial coating applications. Novel plastic colorants for certain "glow in the dark" applications are among many possible offerings to address increasing customer demands for cosmetic and other special effects.
     New applications continue to be pursued for breakthrough products developed in recent years. Ferro's patented low-temperature-cure powder coatings are currently being tested in an innovative powder-on-plastic application in the automotive market. Metallocene-based polypropylene compounds, which have also led to production efficiencies, are being tailored to replace expensive engineering resins in various automotive and appliance applications.
     A growing list of customers is also turning to such Ferro innovations as scratch-resistant polypropylenes, gelcoats featuring lower volatile emissions and powder coatings for preformed steel.
     In addition, Ferro is well-positioned in areas of exceptional future growth potential. For example, the exploding worldwide market for electronics is fueling growth in Ferro's electrolyte solutions, which are used for rechargeable lithium ion batteries. Ferro's ceramic tape systems, which dramatically increase circuit density for multi-chip modules, serve a rapidly growing market.
     Market-driven R&D efforts will increasingly provide Ferro with new sources of profitable growth and customer loyalty in the years to come.

[PHOTO]

[PHOTO]

Efficiencies in the manufacture of Ferro's powder coatings, used in many appliance, automotive and general industrial applications, have resulted in improved profitability and customer satisfaction.


NEW EFFICIENCIES

AN ONGOING EFFORT TO IMPROVE PRODUCTIVITY AND PROFITABILITY

     Rationalizing facilities ... Redesigning business processes ... Measuring progress toward productivity goals. Thanks to a wide range of targeted initiatives, Ferro is reducing operating costs and increasing efficiency at all levels of the organization.
     The corporate-wide realignment, well under way, is perhaps the most dramatic of Ferro's initiatives to cut costs and achieve profitable growth. In 1997, Ferro consolidated and closed several operations. Also on a corporate-wide basis, the Company set the first in a series of goals for continuous productivity improvement per employee for all major functions.
     At the plant level, projects to redesign business processes led to significant increases in throughput, reductions in manufacturing costs and better service to customers. For example, by standardizing production and sharing more efficient production techniques, many of Ferro's coatings plants around the world achieved substantial improvements in productivity per smelter while reducing costs. Through customer ranking, the specialty plastics plant in Evansville, Indiana, is allocating resources more effectively to value-added activities, which significantly enhanced its higher-margin business, improved manufacturing productivity and increased customer satisfaction. A re-engineering program at the powder coatings facility in Nashville, Tennessee, reduced manufacturing cycle times, decreased finished goods inventories and improved customer response times.
     Furthermore, Ferro's Grant Chemical operation in Louisiana doubled sales volume and maintained operating profits through major improvements and investments in the production of various specialty chemicals. And the Plymouth, Indiana, liquid coatings plant increased plant output while reducing overtime hours by 80 percent.
     Major business units also continue to consolidate and streamline the delivery of products and services. For example, following the successful integration of the Synthetic Products business, the polymer additives division now offers a full and integrated product line. In addition, commercial and manufacturing units are now defined along broader geographic lines, consistent with NAFTA, MERCOSUR and other regional entities.
     To facilitate these and other improvements, plants share best practices and regularly track and report on key productivity indicators in manufacturing. The Company is also defining measurements and initiating efforts to report on them in all other functions of its operations.
     Strengthened by productivity enhancements, Ferro is able to direct its resources toward marketing and technology strategies designed to foster profitable growth and to maintain the Company's leadership positions worldwide.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                                    [PHOTO]

          Gary H. Ritondaro, Vice President and Chief Financial Officer

       Ferro Corporation is a global producer of performance materials for manufacturers. The Company's business segments consist of coatings, colors and ceramics; chemicals; and plastics. Geographically, the Company operates in the United States and Canada; Europe; Latin America; and Asia-Pacific. See Note 13 to the consolidated financial statements for segment operating data.

1997 RESULTS OF OPERATIONS
       For the fourth consecutive year, the Company achieved record net sales, with 1997 sales of $1.38 billion exceeding the prior-year sales by 2%. The variety of products sold by the Company makes it difficult to determine with certainty the increases or decreases in sales resulting from changes in the volume of products sold and selling prices. However, management's best estimate of volume and selling price changes, as well as changes in other factors, is that the impact of a stronger U.S. dollar decreased sales by 4% when foreign currency sales were translated into U.S. dollars, that changes in volume and acquisitions increased sales by 7% and 1% respectively, while changes in price/mix were neutral and divestitures reduced sales by 2%.
       During the second quarter the Company announced an aggressive three-year realignment plan to significantly reduce the Company's cost base and reallocate resources to strategies designed to foster profitable growth. Associated with this realignment was a $152.8 million pre-tax, or $100.0 million after-tax, charge in the second quarter. The plan calls for consolidation of manufacturing facilities worldwide, gross margin expansion and resulting improvements in operating profit.
       Including the realignment charge, the Company had a net loss of $37.3 million, or $1.08 per diluted share. Net income, excluding the effects of the realignment charge, increased 15% to $62.7 million. On the same basis, earnings per share increased 18% to a new record of $1.44 (diluted).
       The effects of the realignment plan, coupled with strong volume improvements in all regions and all major businesses, drove gross margin from 24.5% to 25.6%.
       The increase in foreign currency gains to $2.2 million from $0.8 million in 1996 is largely attributable to gains on foreign currency option contracts purchased by the parent company to hedge the earnings of selected foreign subsidiaries, primarily in Europe. For further information, see Note 14 to the consolidated financial statements.

COATINGS, COLORS AND CERAMICS
       Worldwide sales of $815.4 million for this segment were 4% greater than 1996 sales. This growth was primarily attributable to improved demand both domestically and internationally for most of the product offerings. Were it not for the negative impact of the stronger U.S. dollar, the sales increase would have been in the low double digits.
       Led by strong double-digit improvements primarily in ceramic glaze and powder coatings due to manufacturing efficiencies and mix changes to higher-margin products, operating profit excluding the realignment charge was up 7% to $78.7 million. In general, raw material prices were flat to down relative to 1996. Recognition of the realignment charge reduced operating profit to $8.1 million.

CHEMICALS
       Sales from ongoing operations for this segment were essentially flat compared with 1996 as positive volume gains were more than offset largely by negative currency influences. Total sales of $328.0 million were down nearly 3% due to the late-1996 divestiture of a domestic dispersion business. Volume and currency factors offset each other.
       Operating profit surged 23% to establish a new record of $28.3 million excluding the realignment charge. As was the case in 1996, the improvement was largely due to outstanding performance in domestic polymer additives, though each product line bettered its 1996 performance. Margins were also aided by further productivity enhancements. Including the realignment charge, the segment had an operating loss of $24.3 million.

PLASTICS
       Sales from ongoing operations exceeded 1996 sales by 5% primarily because significant volume increases more than offset unfavorable currency influence. Total sales of $237.9 million, which reflected the impact of 1996 divestitures, were comparable to 1996 sales.
       Operating profit of $15.6 million excluding the realignment charge set a new record, 14% above the previous record established in 1996. Operating margins expanded most notably in the domestic businesses, where volume increases fueled higher capacity utilization. Inclusion of the realignment charge resulted in a loss of $2.8 million.

1996 RESULTS OF OPERATIONS
       The Company achieved record net sales of $1.36 billion, an increase of 2% over 1995. The variety of products sold by the Company makes it difficult to determine with certainty the increases or decreases in sales resulting from changes in the volume of products sold and selling prices. However, management's best estimate of volume and selling price changes, as well as changes in other factors, is that the impact of a stronger U.S. dollar decreased sales by 1% when foreign currency sales were translated into U.S. dollars, that changes in volume and acquisitions increased sales by 1% and 6% respectively, while price/mix was neutral and divestitures reduced sales by 4%.
       Net income increased 11% to $54.6 million. Earnings per common share rose 17% to a record $1.21 (diluted).
       Gross margin improved from 24.1% to 24.5%, primarily due to a combination of volume improvement in the domestic plastics business and better price/mix performance within the international coatings, colors and ceramics business.
       The decrease in interest earned was due to the lower amount of cash and cash equivalents, as well as the interest earned in 1995 on the proceeds of the 8% debentures issued in June to redeem the 113/4% debentures in October. Similarly, the decrease in interest expense is primarily due to the substitution of the 8% debentures for the 11 3/4% debentures.

Coatings, colors and ceramics
       Total sales for this segment were comparable to those of 1995. Increased volumes and favorable price/mix domestically and internationally were not quite able to offset the negative impact of a stronger U.S. dollar and a late-1995 divestiture.
       Operating profit increased 3% to $73.4 million, led by double-digit improvements in powder coatings operating profit, as a result of better mix, stable markets and production efficiencies. Further, the coatings, colors and ceramics business was the primary beneficiary of double-digit improvements in Latin America, as well as favorable raw material pricing relative to 1995.

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

PLASTICS
       Worldwide plastics sales of $238.0 million were 12% less than those of 1995, as improved volumes were more than offset by other factors, most notably the effect of the sale of the European engineering thermoplastics business late in 1995.
       Record operating profit of $13.7 million, up 56%, is primarily attributable to stabilization of resin prices, widening of gross margins due to manufacturing cost controls and sales emphasis on higher-value-added products, particularly in filled and reinforced polypropylene.

OTHER ITEMS
YEAR 2000 COMPLIANCE
       The Company is aware of the implications and issues associated with certain computer-based systems which are dependent upon date routines that are likely to cause errors in processing as the year 2000 approaches. While a number of proj-ects are well under way, studies continue with both internal systems resources and third-party resources to identify all areas of concern and to develop a detailed implementation plan. At this time, the Company believes that modification or replacement of existing in-house-developed computer systems and proper maintenance or replacement of purchased computer systems by software providers will permit the Company to address the issue with no significant operational problems. The Company anticipates completion of requisite system changes by March 31, 1999 to allow sufficient time for testing. Based upon findings to date, the Company does not now anticipate that the total cost of being in compliance with year 2000 needs will have a material effect on the Company's financial position or results of operations.

ENVIRONMENTAL
       During 1995, the Company reached an agreement in principle to settle a suit filed in August 1993 by the United States Environmental Protection Agency alleging violation of the Clean Water Act and the Rivers and Harbors Act by Keil Chemical, a production facility owned and operated by Ferro in Hammond, Indiana. The Company had been named as one of several defendants, including three local municipalities, one local government agency (a sewer district) and four other area industrial concerns. In 1996, the Company signed a Consent Decree whereby the Company agreed to pay a civil penalty of $0.4 million and to pay $1.4 million (the "Settlement Amount") into a fund to be established to help clean sediment in the West Branch of the Grand Calumet River following entry of the Consent Decree by the Court. The Consent Decree was entered by the Court in February 1997. The Company paid the Settlement Amount in March 1997.
       Additionally, governmental agencies have identified several disposal sites for clean-up under Superfund and similar laws to which the Company has been named a Potential Responsible Party. The Company is participating in the cost of certain clean-up efforts. However, the Company's share of such costs has not been material and is not expected to have a material adverse impact on the Company's financial condition or results of operations.

GEOGRAPHICAL
       Domestic operations established new records for sales and, excluding the realignment charge, for operating profit. Volume improvements were the source of increased sales and better capacity utilization, resulting in increased operating profit.
       European operations improved over 1996 as volume increases and margin expansion resulted in 1997 operating profit, excluding the effects of the realignment charge, 7% greater than 1996. However, the increased volumes were more than offset primarily by currency effects, resulting in sales being essentially flat to 1996. The relative strength of the U.S. dollar reduced sales in the region by approximately $46.0 million.
       Latin American sales increased 16% primarily because of increased volume and sales associated with the purchase of an additional interest in a previously unconsolidated subsidiary. Operating profit, excluding the effects of the realignment charge, declined slightly due to margin pressures from imported competitive materials.
       Sales declined slightly in Asia-Pacific as volume increases were offset by currency translation effect. Being a local producer permitted the Company to acquire additional volume as currency devaluations in the region significantly increased the price of imported products. Operating profit, excluding the effect of the realignment charge, was up 34% over 1996.

ACCOUNTING CHANGES
       During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," which establishes standards for computing and presenting basic earnings per share and diluted earnings per share. The Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company adopted the Statement effective with the quarter ending December 31, 1997.
       During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Statement is effective for fiscal years beginning after December 15, 1997, and will have no effect on the Company's financial position or results of operations.
       During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which provides that public enterprises report certain information about business segments in complete sets of financial statements and information concerning products and services, geographic areas in which they operate and major customers. The Statement is effective for financial statements for periods beginning after December 15, 1997, but need not be applied to interim financial statements in the initial year of application. Adoption of this Statement will have no effect on the Company's financial position or results of operations.
       During 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement is effective after December 31, 1996 on a prospective basis, except for certain provisions whose effective date was deferred by Statement of Financial Accounting Standards No. 127, also issued during 1996. The Company adopted Statement No. 125, effective January 1, 1997, and such adoption had no material impact on its 1997 financial statements.
       During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance for recognition of impairment losses to long-lived assets. The Statement is effective for fiscal years beginning after December 15, 1995. The Company recognized no impairment loss as a result of adoption.
       During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which provides a basis for measurement and recognition of all stock-based employee compensation plans. The disclosure requirements of this Statement are effective for fiscal years beginning after December 15, 1995. The Company chose to maintain its current accounting method for stock-based compensation and disclose the pro forma effects on net income and earnings per share of the fair market value method as permitted by the Statement.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS
       Certain statements contained in this Management's Discussion and Analysis and elsewhere in this report reflect the Company's current expectations with respect to the future performance of the Company and may constitute "forward-looking statements" within the meaning of the federal securities laws. From time to time, forward-looking statements may also be contained in future filings with the Securities and Exchange Commission, as well as in other written and oral communications made by, or with the approval of, the Company. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company's operations and business environment, including, but not limited to: changes in customer requirements, markets or industries served; changing economic conditions, particularly in Europe or Latin America; foreign exchange rates, especially in Europe or Asia-Pacific; changes in the prices of major raw materials; and significant technological or competitive developments.

ACQUISITIONS AND DIVESTITURES
       In July 1997, the Company sold the remaining interest in Nissan-Ferro Organic Chemical Company, Ltd., located in Japan. The results of this operation were not material to Ferro.

       In January 1996, the Company purchased the remaining interest in Ferro Industrias Quimicas S.A., located in Portugal. In November 1996, the Company purchased Ceramica Technica Industrial S.A. of Spain. Neither of these transactions was material to Ferro.
       In October 1996, the Company sold the dispersions portion of Synthetic Products Company (Synpro) acquired in the prior October from Cookson Group plc as noted below. The Company also sold two small plastics operations located in Canada. The results of these operations were not material to Ferro.
       In October 1995, the Company acquired Synthetic Products Company from Cookson Group plc of London, England. Continuing Synpro operations are maintained in Cleveland, Ohio, and Ft. Worth, Texas. Synpro produces a line of polymer additives, including lubricants and heat stabilizers.
       In December 1995, the Company sold the European engineering thermoplastics business known as Eurostar to LNP Engineering Plastics Europe B.V., a subsidiary of Kawasaki Steel Corporation.

LIQUIDITY AND CAPITAL RESOURCES
       Cash flow from operations of $130.3 million in 1997 established a new record and, as such, was more than sufficient to enable the Company to meet financial obligations, including repurchasing approximately 1.3 million shares of Ferro common stock and providing for capital expenditures. Net of cash flow effects of the realignment charge, the increase in cash from operating activities was largely attributable to improvements in working capital, especially in inventory levels.
       The Company purchased 1,346,627 shares of common stock during 1997, 1,455,015 shares during 1996 and 1,050,965 shares during 1995 under the stock purchase plan.
       Cash used for financing activities principally includes repayment of borrowings under short-term credit lines, repurchases of stock and cash dividends paid.
       Capital expenditures for plant and equipment were $45.1 million in 1997, $46.7 million in 1996 and $49.5 million in 1995. Information concerning these expenditures by business segment can be found on page 35. Capital expenditures for 1998 are estimated to be $65.0 million.
       In October 1995, the Company filed a $300.0 million Shelf Registration with the Securities and Exchange Commission. This registration will enable the Company to offer, either separately or together, debt securities, common stock and/or preferred stock, warrants, stock purchase contracts, depositary shares and stock purchase units. Proceeds would be used for general corporate purposes. No issuances have been made against this registration.
       The Company filed a $100.0 million Shelf Registration with the Securities and Exchange Commission in August 1992. Securities sold under that registration include the following: On November 7, 1995, the Company issued $25.0 million of 7 3/8% debentures with a 20-year maturity; on June 20, 1995, the Company issued $50.0 million of 8% debentures with a 30-year maturity; and on May 13, 1993, the Company issued $25.0 million of 7 5/8% debentures with a 20-year maturity.
       In October 1997, the Company declared a three-for-two stock split, and the common stock cash dividend was increased 16.1% to a post-split annual payout of $0.48 per common share. The common stock cash dividend was increased 14.8% during 1996 to an annual post-split payout of $0.41 per common share. Common stock cash dividends were paid at the rate of $0.43 per share in 1997 and $0.39 per share in 1996. See page 37 for additional dividend data.
       The Company's financial condition remains strong, and the Company has the resources necessary to meet future anticipated funding requirements. In addition to cash flow from operations, the Company has sufficient unused debt capacity, including a $150.0 million line of credit and the $300.0 million Shelf Registration previously mentioned, to finance its ongoing capital requirements and to take advantage of acquisition opportunities.

INFLATION
       Management does not consider its business as a whole to be subject to significant effects of inflationary pressures. Because of the diverse geographic distribution of the Company's operations, the high inflation in certain of the countries in which the Company operates is not considered to create an unacceptable risk to conducting business worldwide.

                        CONSOLIDATED STATEMENTS OF INCOME
                      Ferro Corporation and Subsidiaries


                                                         (dollars in thousands except per share data)
Years ended December 31                                           1997           1996          1995
------------------------------------------------------------------------------------------------------
Net sales                                                   $1,381,280      1,355,685     1,322,954

Cost of sales                                                1,028,069      1,023,401     1,003,638
Selling, administrative and general expense                    233,674        226,518       223,101
Realignment charge                                             152,790             --            --
Other charges (income):
   Interest expense                                             12,163         13,031        15,226
   Interest earned                                              (2,286)        (2,528)       (5,509)
   Foreign currency transactions                                (2,246)          (812)          160
   Miscellaneous - net                                           7,586          7,868         6,179
 ......................................................................................................
                                                                15,217         17,559        16,056
------------------------------------------------------------------------------------------------------
Income (loss) before taxes                                     (48,470)        88,207        80,159
Income tax expense (benefit)                                   (11,193)        33,621        30,905
------------------------------------------------------------------------------------------------------
Net income (loss)                                              (37,277)        54,586        49,254
Dividend on preferred stock, net of tax                          3,757          3,735         3,670
------------------------------------------------------------------------------------------------------
Net income (loss) available to common shareholders          $  (41,034)        50,851        45,584
------------------------------------------------------------------------------------------------------
Per common share data
   Basic earnings (loss)                                    $    (1.08)          1.29          1.10
   Diluted earnings (loss)                                       (1.08)          1.21          1.04
------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                      Ferro Corporation and Subsidiaries

                                                                               (dollars in thousands)
December 31                                                                      1997          1996
--------------------------------------------------------------------------------------------------------
Assets
Current assets
   Cash and cash equivalents                                                 $ 16,337        14,026
   Accounts and trade notes receivable after deduction of
     $8,280 in 1997 and $9,497 in 1996 for possible losses                    232,927       214,131
   Inventories                                                                127,175       149,343
   Other current assets                                                        50,591        39,022
 ........................................................................................................
     Total current assets                                                     427,030       416,522
Other assets
   Unamortized intangibles                                                     54,355        93,302
   Miscellaneous other assets                                                  64,114        53,261
 ........................................................................................................
     Total other assets                                                       118,469       146,563
Property, plant and equipment
   Land                                                                        13,545        16,623
   Building                                                                   128,486       146,061
   Machinery and equipment                                                    419,150       520,445
 ........................................................................................................
                                                                              561,181       683,129
   Less accumulated depreciation and amortization                             321,001       375,746
 ........................................................................................................
     Net plant and equipment                                                  240,180       307,383
     Total assets                                                            $785,679       870,468
--------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
   Notes and loans payable                                                   $ 23,269        30,200
   Accounts payable                                                           109,958       113,156
   Income taxes                                                                 6,563        10,597
   Accrued payrolls                                                            17,501        16,559
   Accrued expenses/other current liabilities                                 120,416        81,821
 ........................................................................................................
     Total current liabilities                                                277,707       252,333
Other liabilities
   Long-term liabilities, less current portion                                102,020       105,308
   ESOP loan guarantee                                                         13,815        22,592
   Post-retirement liabilities                                                 45,643        44,846
   Other non-current liabilities                                               73,343        61,185
Shareholders' equity
   Serial convertible preferred stock, without par value.
     Authorized 2,000,000 shares; 1,520,215 shares issued                      70,500        70,500
   Guaranteed ESOP obligation                                                 (13,815)      (22,592)
   Common stock, par value $1 per share.
     Authorized 150,000,000 shares; 47,323,053 shares issued
     in 1997 and 31,549,083 shares (pre-split) in 1996                         47,323        31,549
   Paid-in capital                                                              1,908        14,107
   Retained earnings                                                          405,768       463,177
   Foreign currency translation adjustment                                    (51,771)      (24,304)
   Other                                                                       (7,630)       (7,230)
 ........................................................................................................
                                                                              452,283       525,207
   Less cost of treasury stock:
     Common - 9,999,844 shares-1997 and 5,918,239 shares                      167,974       132,595
       (pre-split) in 1996
     Preferred - 240,592 shares-1997 and 181,306 shares-1996                   11,158         8,408
 ........................................................................................................
       Total shareholders' equity                                             273,151       384,204
         Total liabilities and shareholders' equity                          $785,679       870,468
--------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      Ferro Corporation and Subsidiaries

Years ended December 31                                                                        (dollars in thousands)
---------------------------------------------------------------------------------------------------------------------------

                                                                          Foreign    Common Preferred              Total
                                  Guaranteed                             currency     stock     stock             share-
                        Preferred       ESOP  Common Paid-in Retained translation   held in   held in            holders'
                            stock obligation   stock capital earnings  adjustment  treasury  treasury   Other     equity
---------------------------------------------------------------------------------------------------------------------------
Balances at
December 31, 1994         $70,500   (37,503)  31,549  10,233  396,969   (24,020)  (74,207)   (5,227) (1,550)  366,744

Net income                                                     49,254                                          49,254
Cash dividends:
   Common stock                                               (14,953)                                        (14,953)
   Preferred stock                                             (4,524)                                         (4,524)
Federal tax benefits                                              865                                             865
Transactions involving
   benefit plans                      7,033            3,004                        1,653      (442) (4,045)    7,223
Foreign currency
   translation adjustment                                                 3,444                                 3,444
Purchase of treasury stock                                                        (25,072)     (831)          (25,903)
 ...........................................................................................................................
Balances at
December 31, 1995         $70,500   (30,470)  31,549  13,237  427,611   (20,576)  (97,626)   (6,480) (5,595)  382,150

Net income                                                     54,586                                          54,586
Cash dividends:
   Common stock                                               (15,311)                                        (15,311)
   Preferred stock                                             (4,408)                                         (4,408)
Federal tax benefits                                              699                                             699
Transactions involving
   benefit plans                      7,878              870                        4,285      (658) (1,635)   10,740
Foreign currency
   translation adjustment                                                (3,728)                               (3,728)
Purchase of treasury stock                                                        (39,254)   (1,270)          (40,524)
 ...........................................................................................................................
Balances at
December 31, 1996         $70,500   (22,592)  31,549  14,107  463,177   (24,304) (132,595)   (8,408) (7,230)  384,204

Net income (loss)                                             (37,277)                                        (37,277)
Cash dividends:
   Common stock                                               (16,428)                                        (16,428)
   Preferred stock                                             (4,229)                                         (4,229)
Federal tax benefits                                              525                                             525
Transactions involving
   benefit plans                      8,777            3,589                        7,871    (2,750)   (400)   17,087
Foreign currency
    translation adjustment                                              (27,467)                              (27,467)
Three-for-two stock split                     15,774 (15,788)                                                     (14)
Purchase of treasury stock                                                        (43,250)                    (43,250)
 ...........................................................................................................................
Balances at
December 31, 1997         $70,500   (13,815)  47,323   1,908  405,768   (51,771) (167,974)  (11,158) (7,630)  273,151
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                      Ferro Corporation and Subsidiaries

                                                                          (dollars in thousands)
Years ended December 31                                           1997           1996          1995
------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income (loss)                                             $(37,277)        54,586        49,254
   Adjustments to reconcile net income to net cash provided
   by operating activities
     Depreciation and amortization                              44,975         49,635        46,261
     Change in deferred income taxes                           (34,716)           498         2,173
     Realignment charge                                        152,790              0             0
     Other non-cash items                                       (4,813)         4,143         7,677
     Changes in current assets and liabilities,
     net of effects of acquisitions
       Trade notes and accounts receivable                      (1,119)        13,297        (7,242)
       Inventories                                              23,544          2,169         1,370
       Other current assets                                    (10,939)        (8,901)        3,374
       Accounts payable trade                                   (2,238)        (1,218)       (6,258)
       Accrued expenses and other current liabilities           11,414          2,386        10,776
     Other operating activities                                (11,338)        (5,023)          368
 ......................................................................................................
Net cash provided by operating activities                      130,283        111,572       107,753
Cash flow from investing activities
     Proceeds from sale of equipment                             2,709            933         2,571
     Capital expenditures for plant and equipment              (45,129)       (46,655)      (49,528)
     Proceeds from divestitures                                  4,623          6,049         6,869
     Acquisition of companies, net of cash acquired                  0        (13,345)      (69,919)
     Transactions with affiliated companies                          0            830         1,833
     Other investing activities                                  1,250           (704)        4,338
 ......................................................................................................
Net cash used for investing activities                         (36,547)       (52,892)     (103,836)
Cash flow from financing activities
     Net borrowings (payments) under short-term lines          (25,290)        (3,878)       16,491
     Proceeds from long-term debt                                  760          2,626        75,035
     Principal payments on long-term debt                       (1,938)        (1,533)      (52,228)
     Proceeds from sale of stock                                 4,801          2,069         1,941
     Purchase of treasury stock                                (43,250)       (40,524)      (25,903)
     Cash dividends paid to minority shareholders of
        subsidiaries                                            (1,560)          (646)       (1,033)
     Cash dividends paid                                       (20,657)       (19,719)      (19,477)
 ......................................................................................................
Net cash used for financing activities                         (87,134)       (61,605)       (5,174)
Effect of exchange rate changes on cash                         (4,291)           256        (1,870)
 ......................................................................................................
Increase (decrease) in cash and cash equivalents                 2,311         (2,669)       (3,127)
Cash and cash equivalents at beginning of period                14,026         16,695        19,822
 ......................................................................................................
Cash and cash equivalents at end of period                    $ 16,337         14,026        16,695
------------------------------------------------------------------------------------------------------
Cash paid during the period for
   Interest                                                   $  8,473         11,927        15,625
   Income taxes                                               $ 36,917         35,026        29,167

See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      Ferro Corporation and Subsidiaries

Years ended December 31, 1997, 1996 and 1995

1. Summary of significant accounting policies
Nature of Operations
       Ferro Corporation is a worldwide producer of performance materials for manufacturers by utilizing organic and inorganic chemistry. Ferro produces a variety of specialty coatings, colors, ceramics, chemicals and plastics. The Company's materials are used extensively in the markets of building and renovation, major appliances, household furnishings, transportation and industrial products. Ferro's products are sold mostly in the United States and Europe; however, operations extend to the Latin America and Asia-Pacific regions.

Principles of Consolidation
       The consolidated financial statements include the accounts of the Company and all of its subsidiaries after elimination of significant intercompany accounts, transactions and profits. Affiliates in which the Company has stock ownership from 20% to 50% are accounted for on the equity basis.
       Certain amounts in the 1995 and 1996 financial statements and the accompanying notes have been reclassified to conform to the 1997 presentation.
       Financial results for acquisitions are included in the consolidated financial statements from the date of acquisition.

Translation of Foreign Currencies
       Except for international companies whose functional currency is the U.S. dollar, financial statements of international companies are translated to U.S. dollar equivalents at the following exchange rates: (1) balance sheet accounts at year-end rates; (2) income statement accounts at exchange rates weighted by the monthly volume of transactions occurring during the year. Translation gains or losses are recorded in shareholders' equity and transaction gains and losses are reflected in net income.
       The U.S. dollar is the functional currency of the Company's operations in Brazil, Ecuador, Mexico and Venezuela due to the high inflation experienced in those countries. Translation and transaction gains or losses for these operations are reflected in net income.

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

New Accounting Pronouncements
       During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," which establishes standards for computing and presenting basic earnings per share and diluted earnings per share. The Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company adopted the Statement effective with the quarter ending December 31, 1997.
       During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Statement is effective for fiscal years beginning after December 15, 1997, and will have no effect on the Company's financial position or results of operations.
       During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which provides that public enterprises report certain information about business segments in complete sets of financial statements and information concerning products and services, geographic areas in which they operate and major customers. The Statement is effective for financial statements for periods beginning after December 15, 1997, but need not be applied to interim financial statements in the initial year of application. Adoption of this Statement will have no effect on the Company's financial position or results of operations.
       During 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement is effective after December 31, 1996, on a prospective basis, except for certain provisions whose effective date was deferred by Statement of Financial Accounting
Standards No. 127, also issued during 1996. Adoption of Statement No. 125 had no material impact on the Company's 1997 financial statements.
        During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which provides a basis for measurement and recognition of all stock-based employee compensation plans. The disclosure requirements of this Statement are effective for fiscal years beginning after December 15, 1995. The Company chose to maintain its current accounting method for stock-based compensation and disclose the pro forma effects on net income and earnings per share of the fair market value method as permitted by the Statement.

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

Long-Lived Assets
       In the case of goodwill and other intangibles, the excess cost over equity in net assets of acquired companies is being amortized over periods benefited, with the most extended period being 40 years. Accumulated amortization was $21.5 million and $27.1 million at December 31, 1997 and 1996, respectively.
       The realizability of goodwill and other intangibles is evaluated periodically as events or circumstances warrant. As such, the Company recognized as part of the realignment charge in 1997 an impairment loss in the pre-tax amount of $33.2 million for goodwill and other intangibles under the provisions of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."
       Plant and equipment is carried at cost. Depreciation of plant and equipment is provided on a straight-line basis for financial reporting purposes. The annual depreciation provision has been based on the following estimated useful lives:

       Buildings                       20 to 40 years
       Machinery and equipment          5 to 15 years

       In 1997, under the provisions of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to Be Disposed Of," the Company recognized an impairment loss in the pre-tax amount of $55.7 million as part of the realignment charge for plant and equipment at certain domestic and international facilities which will be closed or sold.

Environmental Costs
       The Company expenses recurring costs associated with control and disposal of hazardous materials in current operations. Costs associated with the remediation of environmental pollution are accrued when it becomes probable that a liability has been incurred and the costs can be reasonably estimated.

Income Taxes
       Income taxes have been provided using the liability method under Statement of Financial Accounting Standards No. 109.

Earnings per Share
       Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share reflect the potential dilution of earnings per share assuming that certain stock options whose exercise price is less than the average market price of the stock are exercised and that convertible preferred shares are converted into common shares.

2. Realignment charge
        In the second quarter of 1997, the Company recorded a $152.8 million pre-tax charge associated with a plan to significantly reduce the Company's cost base and allocate resources to strategies designed to foster profitable growth. The three-year plan calls for consolidation of worldwide manufacturing facilities and reduction in work force levels by approximately 1,200 individuals. Items included in the charge consist of the write-off of certain long-lived assets totaling $88.9 million, including goodwill of $33.2 million, termination benefits of $45.3 million for work force reductions, and $18.6 million for facility closure and other costs. In accordance with the plan, work force reductions in 1997 were not significant, but will be greater in 1998. During 1997, cash payments of $4.2 million were made, $3.9 million of which was for termination benefits. The remaining balance in the accrual is $56.3 million, of which $20.0 million is to be utilized during 1998, with the remainder being utilized during 1999.

3. Inventories
       The portion of inventories valued on a LIFO basis at December 31, 1997 and 1996 is as follows:

                                         1997      1996
---------------------------------------------------------
United States                             51%       41
Outside the United States                  9         8
Consolidated                              26        22
----------------------------------------------------------

       If the FIFO method of inventory valuation had been used exclusively by the Company, inventories would have been $14.4 million and $16.9 million higher than reported at December 31, 1997 and 1996, respectively.
       Inasmuch as certain of the inventory costs are determined by use of the LIFO dollar value method (under which the raw materials, work in process and finished goods are included in one pool), it is impracticable to separate LIFO inventory values among raw materials, work in process and finished goods.

4. Financing and long-term liabilities
       Long-term liabilities at December 31, 1997 and 1996 are as follows:

(dollars in thousands)                   1997      1996
----------------------------------------------------------------------------
Parent Company:
   Unsecured:
     Debentures, 75/8%, due 2013      $24,801    24,794
     Debentures, 8%, due 2025          49,364    49,341
     Debentures, 73/8%, due 2015       24,936    24,932
   Secured:
     Mortgages, 7.207%
       payable to 2017                     74        76
Subsidiary Companies:
   Unsecured:
     Notes payable, 5.1% to 13.0%
       payable to 2002                  1,482     5,722
   Secured:
     Mortgages, 0.0% to 12.5 %
       payable to 2002                  2,263     2,801
 ..............................................................................
                                      102,920   107,666
Less current portion(a)                   900     2,358
 .............................................................................
Total                                $102,020   105,308
------------------------------------------------------------------------------

(a)Included in notes and loans payable.

       The aggregate principal payments on long-term indebtedness for the next five years are as follows:

(dollars in thousands)
  1998        1999        2000          2001       2002
------------------------------------------------------------------------------
  $900        1,148         642          447        252

       At December 31, 1997, $2.3 million of long-term indebtedness was secured by property, equipment and certain other assets with a net book value approximating $3.8 million.
       In 1993, the Company issued $25.0 million in 7 5/8% debentures under the 1992 Shelf Registration. These debentures mature in the year 2013, and the fair market value was approximately $27.1 million at December 31, 1997.
       In 1995, the Company issued $50.0 million in 8% debentures under the 1992 Shelf Registration. These debentures mature in the year 2025, and the fair market value was approximately $53.3 million at December 31, 1997.
       In 1995, the Company issued $25.0 million in 7 3/8% debentures under the 1992 Shelf Registration. These debentures mature in the year 2015, and the fair market value was approximately $26.5 million at December 31, 1997. This issuance exhausted the $100.0 million Shelf Registration filed in 1992.
       In 1995, the Company filed a $300.0 million Shelf Registration with the Securities and Exchange Commission. This registration will enable the Company to offer, separately or together, debt securities, common stock and/or preferred stock, warrants, stock purchase contracts, depositary shares and stock purchase units. Proceeds would be used for general corporate purposes.
       The Company has a five-year revolving credit agreement in the amount of $150.0 million which matures on August 1, 2001. The agreement permits the maturity date to be extended for one year with the consent of the parties. Interest on revolving credit borrowings is payable at floating prime or lower rates based on Company options. There is a commitment fee of 3/16% per year. At December 31, 1997, the Company had no outstanding borrowing under this agreement.
       There are no covenants in the revolving credit agreement which significantly limit the dividend payment capability of the Company, and the Company does not expect to include any such covenants in future offerings under the Shelf Registration. In addition, there are no significant restrictions on the payment of dividends by the subsidiaries and affiliates of the Company.
       In 1989, the Company created an Employee Stock Ownership Plan (ESOP). The ESOP borrowed $63.5 million at an interest rate of 8.5% and $7.0 million at an adjustable interest rate in 10-year loans guaranteed by the Company. Interest paid by the ESOP totaled $1.7 million, $2.4 million and $3.0 million in borrowings as a loan guarantee on its balance sheet with a like amount of

"Guaranteed ESOP Obligation" recorded as a reduction of shareholders' equity. As the Company and its employees make contributions to the ESOP, these contributions, plus the dividends paid on the Company's preferred stock held by the ESOP, are used to service the borrowings. As the principal amounts of the loans are repaid, the "Guaranteed ESOP Obligation" is reduced accordingly.
       Capitalized interest was $0.5 million, $0.6 million and $0.7 million in 1997, 1996 and 1995, respectively.
       The maintenance of minimum cash balances is informally agreed to with certain banks as a result of loans, commitments and services rendered. Cash balances maintained to meet operating needs on a daily basis are sufficient to satisfy these informal agreements. These balances are available for use by the Company and its subsidiaries at all times and do not contain legal restrictions. Cash in excess of such operating requirements is invested in short-term securities.

5. Stock plans
       The Company maintains the following stock plans for the benefit of its employees: a stock option plan, a performance share plan and a savings and stock ownership plan which includes an investment savings plan and an ESOP.
       The stock option plan provides for the issuance of stock options at no less than the then current market price. Stock options have a maximum term of 10 years and vest evenly over four years.
       Information pertaining to these stock options is shown below:

                            1997        1996       1995
---------------------------------------------------------
Shares granted           682,942     584,273    301,403
   Average option
   price                  $19.56       15.91      16.00
Shares exercised         379,149      79,536     53,514
   Average option
   price                  $11.18        8.63       6.22
Shares which became
   exercisable           363,454     241,341    206,030
   Average option
   price                  $17.85       19.02      19.41
Shares unexercised
   at year-end         2,478,641   2,200,199  1,718,795
Option price range
   per share               $8.89        6.52       4.63
                        to 22.67    to 22.67   to 22.67
Shares cancelled          25,304      23,224     33,956
Shares available
   for granting
   future options      1,996,535   2,654,174    965,112
----------------------------------------------------------

       Significant option groups outstanding at December 31, 1997, and the related weighted average price for the exercisable options and remaining life information are as follows:

              Options outstanding   Options exercisable
---------------------------------------------------------------------------------------------------------------------------
Range of              Average   Remain-            Average
exercise             exercise   ing life          exercise
prices       Shares    price    (years)  Shares    price
---------------------------------------------------------------------------------------------------------------------------
$20-23      327,875   $21.95      7     205,023  $22.30
 17-19      947,187    19.29      8     307,110   18.95
 14-16      899,147    15.66      7     368,380   15.44
  8-12      304,432    10.08      2     304,432   10.08
---------------------------------------------------------------------------------------------------------------------------
$ 8-23    2,478,641   $19.19      7   1,184,945  $16.16

       All options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The weighted average fair market value at date of grant for options granted during 1997, 1996 and 1995 were $6.89, $6.18 and $6.25 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                               1997      1996      1995
---------------------------------------------------------------------------------------------------------------------------
Expected life (years)           8.5        10        10
Interest rate                  5.84%     6.25      6.00
Volatility                    25.25     26.40     26.90
Dividend yield                 1.88      1.92      1.88
---------------------------------------------------------------------------------------------------------------------------

       On a pro forma basis, had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of Statement of Financial Accounting Standards No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts shown below:
















                               1997      1996      1995
------------------------------------------------------------
Net income (loss)
   as reported             $(37,277)   54,586    49,254
Net income (loss)
   pro forma                (39,138)   53,770    48,973
Income (loss) per share
   (diluted) as reported   $  (1.08)     1.21      1.04
Income (loss) per share
   (diluted) pro forma        (1.13)     1.19      1.03
-------------------------------------------------------------

       The pro forma effects on net income for 1997 and 1996 are not representative of the pro forma effects on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1996.

         The Company maintains a performance share plan whereby awards, expressed as shares of common stock of the Company, are earned only if the Company meets specific performance targets over a three-year period. The plan pays 50% cash and 50% common stock for the value of any earned performance shares. Performance share awards in the amount of 601,802 shares, 243,479 shares and 249,700 shares were outstanding at the end of 1997, 1996 and 1995, respectively. The Company accrues amounts based on performance reflecting the value of cash and common stock which is anticipated to be earned. The effect of the plan was to reduce income by $2,712,000, $582,000 and $500,000 in 1997, 1996 and 1995, respectively.
       The ESOP provides for the Company to match eligible employee pre-tax savings. Amounts expensed under the ESOP were $3.3 million, $2.9 million and $2.6 million in 1997, 1996 and 1995, respectively.

6. Capital stock
       In 1989, Ferro issued 1,520,215 shares of 7% Series A ESOP Convertible Preferred Stock to National City Bank, trustee for the Ferro ESOP. The shares were issued at a price of $46.375 per share for a total consideration of $70.5 million. Each share of ESOP convertible preferred stock is convertible into
2.5988 shares of common stock. As the loans are repaid by the trustee, preferred shares are allocated to participating individual employee accounts. The Company is required to repurchase at the original issue price, for cash or common stock at the Company's option, the preferred shares allocated to an employee's ESOP account upon distribution of such account to the employee unless such shares have been converted to common stock. Each preferred share carries one vote, voting together with the common stock on most matters.
        On January 26, 1996, the Board of Directors authorized the repurchase of up to 3,000,000 shares of Ferro common stock in addition to any previously authorized shares. These shares are to be purchased on the open market from time to time.
       The Company purchased 1,346,627 shares of common stock in 1997 at an aggregate cost of $43.3 million; purchased 1,455,015 shares of common stock in 1996 at an aggregate cost of $39.3 million; and purchased 1,050,965 shares of common stock in 1995 at an aggregate cost of $25.1 million. At December 31, 1997, the Company had remaining authorization to acquire 563,394 shares under the then current treasury stock purchase program.
       On January 23, 1998, the Board of Directors authorized the repurchase of up to 5,000,000 shares of Ferro common stock in addition to any previously authorized shares. These shares are to be purchased on the open market from time to time.
       The Company maintains a Shareholder Rights Plan (the "Plan") whereby, until the occurrence of certain events, each share of the outstanding common stock represents ownership of one right (Right). The Rights become exercisable only if a person or group acquires 20% or more of the Company's common stock (10% under certain circumstances) or commences a tender or exchange offer upon consummation of which such person or group would control 20% or more of the common shares or is declared an Adverse Person (as defined in the Plan) by the Board of Directors. The Rights, which do not have the right to vote or receive dividends, expire on April 8, 2006. Rights may be redeemed by the Company at $0.031/3 per Right at any time until the 15th day following public announcement that a person or group has acquired 20% or more of the voting power, unless such period is extended by the Board of Directors while the Rights are redeemable.
       If any person becomes the owner of 20% or more of the common stock (10% under certain circumstances), or if the Company is the surviving corporation in a merger with a 20% or more stockholder and its common shares are not changed or converted, or if a 20% or more stockholder engages in certain self-dealing transactions with the Company, then each Right not owned by such person or related parties will entitle its holder to purchase shares of common stock at a purchase price of 50% of the then current market price of the common stock up to a value of $73.33 per Right.
       In the event the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation or the Company is the surviving corporation but its common stock is changed or exchanged or 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the Right.

7. Earnings per share computation
       In December 1997, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 128, "Earnings per Share," which establishes standards for computing and presenting basic and diluted earnings per share. Information concerning the calculation of basic and diluted earnings per share (EPS) is shown below:

(in thousands, except EPS)     1997      1996      1995
-----------------------------------------------------------
Basic EPS Computation
Numerator:
   Net income (loss)
     available             $(41,034)   50,851    45,584
Denominator:
   Common shares
     outstanding             38,132    39,507    41,420
 ............................................................
Basic EPS                    $(1.08)     1.29      1.10
-----------------------------------------------------------
Diluted EPS Computation
Numerator:
   Net income (loss)
     available             $(41,034)   50,851    45,584
   Convertible
     preferred stock(a)          --     1,862     1,654
   Net income (loss)
     assuming
     conversion            $(41,034)   52,713    47,238
Denominator:
   Common shares
     outstanding             38,132    39,507    41,420
   Convertible
     preferred stock(a)          --     3,528     3,621
   Options(a)                    --       382       274
 ...........................................................
   Total shares              38,132    43,417    45,315
Diluted EPS(a)               $(1.08)     1.21      1.04
-----------------------------------------------------------

(a)Not applicable in 1997 since conversion of preferred shares and options would be anti-dilutive.

8. Acquisitions and divestitures
       In July 1997, the Company sold the remaining interest in Nissan-Ferro Organic Chemical Company, Ltd., located in Japan. The results of this operation were not material to Ferro.
       In January 1996, the Company purchased the remaining interest in Ferro Industrias Quimicas S.A., located in Portugal. In November 1996, the Company purchased Ceramica Technica Industrial S.A. of Spain. Neither of these transactions was material to Ferro.
       In October 1995, the Company acquired Synthetic Products Company (Synpro) from Cookson Group plc of London, England. The cost of this acquisition was approximately $69.0 million and was accounted for using the purchase method of accounting. The purchase price was allocated based on fair value of assets at the date of acquisition with approximately $48.7 million being assigned to goodwill and other intangibles. See Note 15 for further information.
       In December 1995, the Company sold the European engineering thermoplastics business known as Eurostar to LNP Engineering Plastics Europe B.V., a subsidiary of Kawasaki Steel Corporation. The results of this operation were not material to Ferro.
       The Company sold or closed operations representing annual sales of approximately $11.0 million, $25.0 million and $20.0 million in 1997, 1996 and 1995, respectively. The results of these operations were not material to Ferro.

9. Contingent liabilities
       There are pending against the Company and its consolidated subsidiaries various lawsuits and claims.
       In the opinion of management, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the consolidated financial position or results of operations or liquidity of the Company.

10. Research and development expense
       Amounts expended for development or significant improvement of new and/or existing products, services and techniques approximated $26.6 million, $23.8 million and $23.2 million in 1997, 1996 and 1995, respectively.

11. Retirement benefits
       The following information sets forth data for those selected pension plans of the Company and its consolidated subsidiaries. Due to the diverse nature of the regulatory environment of various countries, the pension plans have varied benefit determinations. The largest plan is for United States salaried employees whose benefits are primarily based on employees' highest consecutive five years' earnings. Annual pension costs for the defined benefit and defined contribution plans of the Company and its subsidiaries were $9.2 million, $8.9 million and $7.2 million in 1997, 1996 and 1995, respectively.
       The Company's funding policy is to contribute annually amounts required by the various agencies governing the retirement plans of the Company.

       The net periodic pension cost for the significant defined benefit plans included the following components:

(dollars in thousands)         1997      1996      1995
----------------------------------------------------------
Service cost-benefits
   earned during
   the period               $ 6,658     6,477     5,310
Interest cost on the
   projected benefit
   obligation                16,118    15,526    14,468
Actual return on
   plan assets              (30,585)  (24,240)  (30,528)
Net amortization
   and deferral              15,012     9,331    16,949
 ...........................................................
Net periodic
   pension cost             $ 7,203     7,094     6,199
----------------------------------------------------------

       Net amortization and deferral consists of amortization of net assets and obligations at transition and deferral and amortization of subsequent net gains and losses.
       Assumptions used in developing the projected benefit obligation as of December 31 were:

                             1997        1996          1995
-----------------------------------------------------------
Discount or
   settlement rate          5.5-10.0%   6.0-10.0   6.5-10.0
Rate of increase in
   compensation levels       3.0-9.0     3.0-9.0    2.5-9.0
Expected long-term rate
   of return on assets      6.0-10.0   7.25-10.0   7.0-10.5
-----------------------------------------------------------
-----------------------------------------------------------

       The following table sets forth the funded status of the plans and the amounts recognized in the Company's consolidated balance sheets:

                                                                          Plans in which            Plans in which
                                                                           assets exceed      accumulated benefits
(dollars in thousands)                                              accumulated benefits             exceed assets
---------------------------------------------------------------------------------------------------------------------------
                                                                      1997          1996         1997         1996
---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                                        $168,653       152,302       21,962       18,228
---------------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligation                                    175,918       158,587       33,103       32,363
   Projected benefit obligation                                      208,435       187,591       34,298       33,302
Plan assets at fair value                                            208,312       190,502       12,263       10,453
 ...........................................................................................................................
Projected benefit obligation (in excess of) or less than plan assets    (123)        2,911      (22,035)     (22,849)
Unrecognized net (gain) or loss                                      (14,333)      (13,883)       4,551        5,646
Prior service cost                                                     4,234         5,150        4,357        4,813
Unrecognized net transition (asset) obligation                        (1,205)       (2,655)       1,194        1,605
Minimum liability adjustment                                             --             --       (9,019)     (11,254)
 ...........................................................................................................................
Pension liability                                                   $(11,427)       (8,477)     (20,952)     (22,039)
---------------------------------------------------------------------------------------------------------------------------

       In the aggregate, at year-end 1997 and 1996 the various plans' assets at fair value were less than the various plans' projected benefit obligations by $22.2 million and $19.9 million, respectively. The Company recognized an increase in equity of $0.9 million in 1997 and a decrease in equity of $0.2 million in 1996 for minimum liability adjustments.
       The plans' assets consist primarily of equities and government and corporate obligations. The United States plans' assets did not include any shares of the Company's stock at year-end 1997, but did include shares of the Company's stock with a market value of $3.3 million at year-end 1996.
       The Company provides eligible domestic retired employees with health care and life insurance benefits. These benefits are subject to the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company funds these benefits as claims are presented.
       The net periodic postretirement benefit cost included the following components:

(dollars in thousands)         1997      1996      1995
--------------------------------------------------------
Service cost                 $  671       715       498
Interest cost                 2,479     2,820     2,935
Net amortization
   and deferral                (684)     (192)     (442)
 .........................................................
Net periodic
   postretirement
   benefit cost              $2,466     3,343     2,991
--------------------------------------------------------

       Assumptions used in developing the accumulated postretirement benefit obligation as of December 31 were:

                               1997      1996      1995
--------------------------------------------------------
Discount or settlement rate       7.3%    7.9       7.7
Rate of increase in covered
   health care benefits:
     First year                   8.0     8.3       9.0
   Decreasing gradually
     over 20 years to             4.0     4.0       4.0
----------------------------------------------------------

       The following table sets forth the accrued postretirement benefit obligation recognized in the Company's consolidated balance sheets.

(dollars in thousands)                   1997      1996
----------------------------------------------------------
Accumulated postretirement
  benefit obligation:
     Retirees                         $22,012    25,515
     Fully eligible active
       plan participants                4,608     4,063
     Other active plan participants     8,633     8,705
 ............................................................
                                       35,253    38,283
Unrecognized net (gain) or loss       (10,390)   (6,563)
 ............................................................
Accrued postretirement
    benefit obligation                $45,643    44,846
----------------------------------------------------------

       Increasing the assumed health care cost trend rates by one percentage point for each future year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $2.7 million and the net periodic postretirement benefit cost by $0.2 million.

12. Income tax expense
       Income tax expense (benefit) is comprised of the following components:

(dollars in thousands)         1997     1996      1995
----------------------------------------------------------
Current:
   U.S. federal             $21,958    18,641    15,173
   Foreign                   14,354    12,968    12,063
   State and local            3,758     3,345     2,845
 ...........................................................
                             40,070    34,954    30,081
Deferred:
   U.S. federal             (25,173)     (588)     (278)
   Foreign                  (21,908)     (663)    1,613
   State and local           (4,182)      (82)     (511)
 ...........................................................
                            (51,263)   (1,333)      824
----------------------------------------------------------
Total income tax           $(11,193)   33,621    30,905
----------------------------------------------------------

       In addition to the 1997 income tax benefit of $11.2 million, certain tax benefits of $1.8 million were allocated directly to shareholders' equity.
       The above tax benefits are based upon earnings before income taxes and after a $152.8 million pre-tax charge. These earnings (losses) aggregated $(14.5) million, $53.7 million and $44.4 million for domestic operations and $(34.0) million, $34.5 million and $35.7 million for foreign operations in 1997, 1996 and 1995, respectively.
       A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                               1997      1996      1995
---------------------------------------------------------
Statutory federal income
   tax rate                      (35.0)%  35.0      35.0
   Realignment charge             7.2       --        --
   Foreign tax rate difference    1.6      0.4       1.9
   U.S. taxes on dividends
     from subsidiaries            1.4      0.9       0.8
   State and local taxes net
     of federal income tax        3.9      2.4       1.9
   Miscellaneous                  (2.2)   (0.6)     (1.0)
 ........................................................
Effective tax rate               (23.1)%  38.1      38.6
--------------------------------------------------------


        The components of deferred tax assets and liabilities at December 31 were:

(dollars in thousands)                   1997      1996
---------------------------------------------------------------
Deferred tax assets:
   Realignment reserves               $31,865        --
   Pension and other
     benefit programs                  25,466    22,915
   Restructuring reserves                 643     2,238
   Accrued liabilities                  6,577     6,488
   Net operating loss carryforwards     8,628     9,858
   Inventories                          4,342     3,412
   Other                                9,474     8,930
 ...............................................................
Total deferred tax assets:            $86,995    53,841
 ...............................................................
Deferred tax liabilities:
   Property and equipment -
     depreciation and amortization     11,143    29,107
   Other                                  111     1,486
 ...............................................................
Total deferred tax liabilities         11,254    30,593
 ...............................................................
Net deferred tax asset before
   valuation allowance                 75,741    23,248
Valuation allowance                    (8,678)   (5,008)
 ...............................................................
Net deferred tax asset                $67,063    18,240
 ...............................................................

       At December 31, 1997, the Company's foreign subsidiaries had deferred tax assets relating to net operating loss carryforwards for income tax purposes of $8.6 million that expire in years 1998 through 2002, and in three instances have no expiration period. For financial reporting purposes, a valuation allowance of $2.5 million has been recognized to offset the deferred tax assets relating to the net operating loss carryforwards.
       In connection with the second quarter realignment charge, a valuation allowance in the amount of $5.5 million has been recognized to offset the deferred tax assets relating to the realignment charge.

       Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $99.2 million. Deferred income taxes are not provided on these earnings as it is intended that the majority of these earnings are indefinitely invested in these entities.

13. Reporting for segments

       Major product lines of the Company are coatings, colors and ceramics; chemicals; and plastics. Within coatings, colors and ceramics, coatings revenues represented approximately 38% of consolidated net sales during 1997 and 1996 and approximately 41% during 1995; colors represented approximately 11% of consolidated net sales in each of the three years. Within chemicals, polymer additives represented approximately 14% of consolidated sales in 1997 and 1996. The Company's sales are primarily made through its own full-time sales force, though some sales are made through manufacturers' representatives and distributors.
       Identifiable assets are those used in the operation of each segment. Information about the Company's segment operating data follows:

                     Coatings,
                     Colors and
(dollars in millions) Ceramics   Chemicals  Plastics    Total
----------------------------------------------------------------
Net sales
1997                  $815.4      328.0    237.9   1,381.3
1996                   781.0      336.7    238.0   1,355.7
1995                   782.6      269.7    270.7   1,323.0

Operating
   profit (loss)
1997(a)                $ 8.1      (24.3)    (2.8)    (19.0)
1996                    73.4       23.1     13.7     110.2
1995                    71.3       18.6      8.8      98.7

Identifiable assets
1997                  $420.1      167.7     78.0     665.8
1996                   464.8      225.7     86.3     776.8
1995                   454.0      250.2     95.6     799.8

Capital expenditures
1997                  $ 29.5       11.6      4.0      45.1
1996                    29.6       13.6      3.5      46.7
1995                    33.4       11.7      4.4      49.5

Depreciation and
   amortization
1997                  $ 26.6       12.5      5.9      45.0
1996                    27.5       15.1      7.0      49.6
1995                    25.6       13.3      7.4      46.3
-------------------------------------------------------------

(a) Excluding the realignment charge, on a pre-tax basis, operating profit would have been $78.7 million for Coatings, Colors and Ceramics, $28.3 million for Chemicals and $15.6 million for Plastics.

       A reconciliation of operating profit to income before income taxes included in the consolidated statements of income follows:

(dollars in millions)               1997      1996      1995
-------------------------------------------------------------
Operating profit (loss)          $(19.0)    110.2      98.7
Interest earned                     2.3       2.5       5.5
General corporate
   expense-net                     (9.6)     (7.9)     (6.6)
Realignment charge -
   corporate                      (11.1)       --        --
Interest expense                  (12.2)    (13.0)    (15.2)
Miscellaneous                       1.1      (3.6)     (2.2)
 ...............................................................
    Income (loss) before taxes  $ (48.5)     88.2      80.2
---------------------------------------------------------------

       A reconciliation of identifiable assets shown above to the total assets included in the consolidated balance sheets follows:

(dollars in millions)          1997      1996      1995
-----------------------------------------------------------
Total identifiable assets    $665.8     776.8     799.8
Investments in affiliated
   companies                      0       7.1       7.6
Corporate assets              119.9      86.6      68.5
 ...........................................................
     Total assets            $785.7     870.5     875.9
------------------------------------------------------------






















         Geographic operating data follows:

(dollars in millions)
---------------------------------------------------------------------------------------------------------------------------
                United
            States and            Latin   Asia-
                Canada  Europe  America  Pacific    Total
---------------------------------------------------------------------------------------------------------------------------
Net sales
1997            $748.6   436.6   112.3    83.8  1,381.3
1996             733.9   439.7    97.1    85.0  1,355.7
1995             658.1   483.5    88.3    93.1  1,323.0

Operating
   profit (loss)
1997(a)          $ 8.8     0.1   (12.4)  (15.5)   (19.0)
1996              59.9    37.0     7.9     5.4    110.2
1995              46.5    39.2     5.3     7.7     98.7

Identifiable
   assets
1997            $351.5   225.0    57.2    32.1    665.8
1996             404.4   258.7    52.4    61.3    776.8
1995             423.5   271.9    40.5    63.9    799.8
---------------------------------------------------------------------------------------------------------------------------

--------------
(a) Excluding the realignment charge, on a pre-tax basis, 0perating profit would have been $68.1 million for the United States and Canada, $39.7 million for Europe, $7.5 million for Latin America and $7.3 million for Asia-Pacific.

Transfers between geographic areas are immaterial. Identifiable assets are those used in the operation of each geographic area.
        The Company's international operations may be affected by exchange con trols, currency fluctuations, and laws or policies of particular countries, as well as by laws and policies of the United States affecting foreign trade and investment. Because of the diversity of Ferro's international operations, the Company does not consider that its international business, as a whole, is exposed to significant political or economic risks which are disproportionate to ordinary risks of doing business, whether domestic or international.

14. Financial instruments
       The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and amounts included in investments and accruals meeting the definition of a financial instrument approximate fair value.
       It is the Company's hedging policy to neutralize or mitigate the potentially negative effects of currency movements and raw material prices. The Company's use of derivative financial instruments is limited to the hedging of underlying exposures. The Company does not engage in speculative transactions for trading purposes.
       The Company uses forward exchange contracts and currency options to hedge its exposure to foreign currency fluctuations. Several of the Company's foreign subsidiaries enter into forward contracts to protect against the risk of increased cost of non-local currency denominated raw materials. The most prevalent transactions involve the purchase of U.S. dollars against Dutch guilders and Spanish pesetas. The maturity of the hedges is consistent with the underlying exposure, generally not beyond one year. At December 31, 1997, the market value of such forward contracts was $12.3 million, compared with a contract value of $12.5 million.
       The Company enters into foreign currency options to protect the U.S. dollar value of profits generated by certain European operations. Such activity involves the purchase of put options for the Dutch guilder, Spanish peseta and French franc against the U.S. dollar. The maturity of the options is generally under one year. At December 31, 1997, the face value or notional amount of all outstanding currency options was $20.8 million. If liquidated at year-end 1997, these options would have produced a cash amount of $1.2 million versus an unamortized cost of $453,000.
       In addition to hedging foreign exchange risk, the Company also purchases call options to hedge certain base metals raw materials against future increases in price. At December 31, 1997, there were no base metal call options outstanding.
       All forward contract, option and hedging activity is executed with major reputable multinational financial institutions. Accordingly, the Company does not anticipate counterparty default and believes that such risk is immaterial.

15. Lease commitment
       In 1995, in conjunction with the Synthetic Products Company acquisition, the Company entered into a five-year operating lease agreement for certain land, buildings, machinery and equipment. The Company has the option to purchase the assets at the end of the lease term for a price of $29.6 million. In the event the Company chooses not to exercise this option, the Company is obligated to pay, or is entitled to receive from the lessor, the difference between the net sales proceeds and the outstanding lease balance.
       Rentals are based on floating rates, and the total annual lease payments, based on the amount outstanding as of December 31, 1997, are estimated to be $1.8 million.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Ferro Corporation

       We have audited the accompanying consolidated balance sheets of Ferro Corporation and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ferro Corporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Cleveland, Ohio
January 26, 1998



                           QUARTERLY DATA (UNAUDITED)
                      Ferro Corporation and Subsidiaries

(dollars in thousands except per share data)

                                                                           Per common share
                                                                  --------------------------------
                                                           Net       Basic    Diluted
                                            Gross       income    earnings   earnings         Cash       Common stock
             Quarter       Net sales       profit       (loss)      (loss)     (loss)    dividends        price range
---------------------------------------------------------------------------------------------------------------------------
1997               1      $  342,197       86,427       15,194       0.37       0.35        0.103      $21.583-18.667
                   2(a)      363,045       92,881      (83,946)     (2.21)      (2.21)      0.103       25.917-18.833
                   3         338,957       86,778       15,364       0.38       0.35        0.103       26.042-23.583
                   4         337,081       87,125       16,111       0.40       0.38        0.120       26.667-22.438
 ...........................................................................................................................
               Total(a)   $1,381,280      353,211      (37,277)     (1.08)      (1.08)      0.430
---------------------------------------------------------------------------------------------------------------------------
1996               1      $  348,184       85,259       13,151       0.30       0.29        0.090      $18.917-15.250
                   2         344,715       84,507       14,315       0.34       0.32        0.090       18.917-17.167
                   3         329,212       78,715       13,227       0.31       0.30        0.103       18.250-17.000
                   4         333,574       83,803       13,893       0.33       0.32        0.103       20.083-17.500
 ...........................................................................................................................
               Total      $1,355,685      332,284       54,586       1.29       1.21        0.390
---------------------------------------------------------------------------------------------------------------------------

Per share data has been adjusted to reflect a 3-for-2 split in November 1997.

The common stock of the Company is listed on the New York Stock Exchange. Ticker
Symbol: FOE

At January 31, 1998, the Company had 2,924 holders of its common stock.

The Company's total earnings per share for 1996 and 1997 differ from the sum of the quarterly amounts because of the effect of antidilutive securities in the second quarter 1997 calculation and due to rounding differences and changes in the basis of shares used to calculate earnings per share.

(a) Included in 1997 is a pre-tax realignment charge of $152.8 million, which on an after-tax basis is $100.0 million, or $2.52 per share. Excluding the realignment charge, net income for 1997 would have been $62.7 million, or $1.44 per common share.


                             SELECTED FINANCIAL DATA
                      Ferro Corporation and Subsidiaries

Years ended December 31, 1987 through 1997 (dollars in thousands except per
share data and sales per employee data)           1997            1996            1995            1994            1993
---------------------------------------------------------------------------------------------------------------------------
Operating results (A)
     Net sales                             $ 1,381,280       1,355,685       1,322,954       1,194,247       1,065,748
     Income (loss) before taxes and
       cumulative effect of changes
       in accounting principles            $   (48,470)         88,207          80,159          74,306          89,289
     Income tax expense (benefit)          $   (11,193)         33,621          30,905          26,912          31,784
     Net income (loss)                     $   (37,277)         54,586          49,254          47,394          36,955
     Income as a percent of sales before
       cumulative effect of changes in
       accounting principles                        --            4.0%            3.7%            4.0%            5.4%

Return on average shareholders' equity              --           14.2%           13.2%           13.1%           16.3%

Per common share data (A,B)
     Average shares outstanding             38,131,631      39,506,572      41,419,578      42,745,959      43,601,090
     Basic earnings (loss)                 $     (1.08)          1.29            1.10            1.02            0.77
     Diluted earnings (loss)                     (1.08)          1.21            1.04            0.97            0.73
     Cash dividends                              0.43            0.39            0.36            0.36            0.34
     Book value                                  7.32            9.99            9.49            8.79            8.21

Financial condition at year-end
     Current assets                        $   427,030         416,522         433,530         415,415         411,253
     Current liabilities                       277,707         252,333         258,472         228,336         198,958
 ...........................................................................................................................
       Working capital                         149,323         164,189         175,058         187,079         212,295
 ...........................................................................................................................
     Plant and equipment                       561,181         683,129         653,352         601,594         538,188
     Accumulated depreciation
       and amortization                        321,001         375,746         364,064         313,005         280,367
 ...........................................................................................................................
       Net plant and equipment                 240,180         307,383         307,288         288,589         257,821
 ...........................................................................................................................
     Other assets                              118,469         146,563         136,294          97,372          98,820
     Total assets                              785,679         870,468         872,112         801,376         767,894
     Long-term liabilities                     102,020         105,308         104,910          77,611          79,349
     ESOP loan guarantee                        13,815          22,592          30,470          37,503          44,076
     Deferred income taxes                       7,168          23,391          21,380          17,309          14,884
     Postretirement liabilities                 45,643          44,846          43,570          42,076          40,096
     Other non-current liabilities              66,175          37,794          36,160          31,797          31,734
     Shareholders' equity                      273,151         384,204         382,150         366,744         358,797

Plant and equipment
     Capital expenditures and
       acquisitions                             45,129          50,592          60,733          63,404          75,037
     Depreciation                               39,421          42,283          40,233          37,076          33,812

Employees
     Number (year-end)                           6,851           6,912           6,914           6,817           6,627
     Sales per employee                     $  201,617         196,135         191,344         175,187         160,820
---------------------------------------------------------------------------------------------------------------------------


             1992            1991            1990            1989            1988            1987
-------------------------------------------------------------------------------------------------

        1,097,793       1,056,940       1,124,833       1,083,573       1,008,990         871,008


           97,689          20,349          43,509          83,764          88,436          61,023
           38,861          15,532          24,090          34,016          41,816          29,336
           58,828           4,817          19,419          49,748          46,620          31,687


              5.4%            0.5%            1.7%            4.6%            4.6%            3.6%

             18.1%            1.6%            6.4%           16.8%           16.8%           13.1%


       43,301,822      42,689,787      43,074,468      45,695,063      46,327,196      46,565,745
             1.29            0.04            0.38            1.04            1.01            0.68
             1.18            0.04            0.35            0.97              --              --
             0.30            0.29            0.29            0.27            0.21            0.20
             7.95            7.11            7.18            6.80            6.35            5.64


          414,927         405,740         386,704         408,692         356,972         325,835
          205,043         212,575         221,155         210,059         194,171         174,577
-------------------------------------------------------------------------------------------------
          209,884         193,165         165,549         198,633         162,801         151,258
-------------------------------------------------------------------------------------------------
          497,561         511,605         519,044         446,290         399,785         359,223
          269,998         276,885         263,114         226,268         202,563         187,334
-------------------------------------------------------------------------------------------------
          227,563         234,720         255,930         220,022         197,222         171,889
-------------------------------------------------------------------------------------------------
           54,055          31,465          43,029          40,417          33,946          34,302
          696,545         671,925         685,663         669,131         588,140         532,026
           53,210          55,658          58,047          60,764          63,163          64,147
           50,897          57,229          62,649          68,020              --              --
           10,918           9,444          21,088          19,860          20,622          22,035
               --              --              --              --              --              --
           31,504          31,732          17,122          13,359          14,850          11,516
          344,973         305,287         305,602         297,069         295,334         259,751



           48,761          39,005          61,408          53,471          53,753          37,339
           33,451          32,686          30,389          27,574          24,696          21,883


            6,535           7,266           8,205           8,045           8,374           8,100
          167,990         145,460         137,090         134,690         120,490         107,530
-------------------------------------------------------------------------------------------------


(A) Included in 1997 is a pre-tax realignment charge of $152.8 million, which on an after-tax basis is $100.0 million, or $2.52 per common share. Excluding the realignment charge, net income for 1997 would have been $62.7 million, or $1.44 per common share. Included in 1993 is a pre-tax charge of $3.0 million, which on an after-tax basis is $1.8 million, or $0.04 per common share. Also included in 1993 is the cumulative effect of accounting changes of $20.6 million, which on an after-tax basis is $0.47 per common share. Included in 1991 is a pre-tax restructuring charge of $45.3 million, which on an after-tax basis is $31.7 million, or $0.74 per common share. A litigation charge of $12.0 million is included in 1990, which on an after-tax basis is $7.9 million, or $0.18 per common share. Excluding the charges in 1991 and 1990, net income for 1991 would have been $36.5 million, or $0.78 per common share, and net income for 1990 would have been $27.3 million, or $0.56 per common share.

(B) Basic earnings (loss) per share are based on a weighted average of common shares outstanding. Diluted earnings (loss) per share further reflect the potential dilution of earnings per share, assuming that certain stock options whose exercise price is less than the average market price for the stock are exercised and that convertible preferred shares are converted into common shares. Book value is based on outstanding common shares and net worth at the end of the year. Outstanding common shares and per share data are adjusted to reflect the 2-for-1 stock split in August 1987, 3-for-2 stock split in August 1989, 3-for-2 stock split in August 1992 and 3-for-2 stock split in November 1997.

                                    DIRECTORS


Sandra Harden Austin
(1994)

President and Chief Executive
Officer, Sedona Healthcare
Group, Inc., Age 50 [2,3,4]

Albert C. Bersticker (1978)
Chairman and Chief Executive
Officer, Age 63 [3]

Paul S. Brentlinger (1984)
Partner, Morgenthaler Ventures, a
venture capital partnership,
Age 70 [1,4]

Dr. Glenn R. Brown (1988)
Retired Senior Vice President and
Director, Standard Oil Company
(now BP America), Age 67 [1,2]

Michael H. Bulkin (1998)
Private investor; Retired Director, McKinsey & Company, a management consulting firm, Age 59 [2]

William E. Butler (1992)
Retired Chairman and Chief
Executive Officer, Eaton Corporation, manufacturer of engineered products for automotive, industrial, commercial and military markets, Age 66 [2,3] A. James Freeman (1986) Retired Vice Chairman and Chief Executive Officer, Lord Corporation, manufacturer of bonded rubber specialty products for the automotive industry, adhesives and chemical coatings, Age 69 [1,2]

John C. Morley (1987)
Retired President and Chief Executive Officer, Reliance Electric Company, manufacturer of industrial motors and controls, mechanical power transmission products and specialty telecommunication systems and products, Age 66 [1,3]

Hector R. Ortino (1993)
President and Chief Operating Officer,
Age 55

Rex A. Sebastian (1986)
Private investor,
Age 68 [3,4]

William J. Sharp (1998)
President, Global Support
Operations, The Goodyear
Tire & Rubber Company,
worldwide manufacturer of
tires, chemicals and engineered products,
Age 56 [1]

Dennis W. Sullivan (1992)
Executive Vice President, Industrial,
Parker Hannifin Corporation,
manufacturer of fluid power
products, Age 59 [3,4]

Milton F. Rosenthal
Director Emeritus, Age 83

Note: Figures in parentheses
indicate the year the Director
was elected to the Board.

Figures in brackets indicate
the Committee(s) which a
Director serves.

[1] Audit, [2] Compensation
& Organization, [3] Executive,
[4] Finance


                               CORPORATE OFFICERS

Albert C. Bersticker (1958)
Chairman and Chief Executive Officer, Age 63

David G. Campopiano (1989)
Vice President, Corporate Development, Age 48

Mark A. Cusick (1995)
Secretary
Principal Occupation: Partner,
Squire, Sanders & Dempsey,
Attorneys at Law, Age 49

R. Jay Finch (1991)
Vice President, Specialty Plastics, Age 56

James F. Fisher (1959)
Senior Vice President, Ceramics
and Colorants, Age 60

James B. Friederichsen (1994)
Vice President, Specialty Chemicals, Age 55

D. Thomas George (1988)
Treasurer, Age 50

J. Larry Jameson (1996)
Vice President, Powder Coatings, Age 60

Charles M. Less (1995)
Vice President, Marketing,
Age 48

Hector R. Ortino (1971)
President and Chief Operating Officer, Age 55

Thomas O. Purcell (1990)
Vice President, Chief Technical Officer, Age 53

Paul V. Richard (1983)
Vice President, Human Resources, Age 38

Gary H. Ritondaro (1986)
Vice President and Chief Financial Officer, Age 51

Note: Figures in parenthesis indicate the year the Officer joined the Corporation.

                              CORPORATE INFORMATION

Automatic Dividend Reinvestment and Stock Purchase Plan
       This Plan provides an opportunity for shareholders to purchase additional shares of Ferro common stock by automatic reinvestment of dividends and by optional additional periodic cash payments, without paying service charges or brokerage commissions. These costs will be paid by Ferro.
       The Plan is administered by National City Bank.

       Any questions or correspondence about the Plan should be addressed to:

National City Bank
Corporate Trust Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
216/476-8573
Toll free: 800/622-6757

Brokerage Accounts
       To reduce communication delays that exist for some Ferro shareholders who hold their stock in brokerage accounts, the Company will send its various printed communications directly to these shareholders. If you would like to take advantage of this service, please write to Treasury Department, Ferro Corporation, 1000 Lakeside Avenue, P.O. Box 147000, Cleveland, Ohio 44114-7000, U.S.A., indicating the number of Ferro shares owned and the name and address of the brokerage firm that administers your account.

Stock Transfer Agent/Registrar and Dividend Disbursing Agent

National City Bank
P.O. Box 5756
Cleveland, Ohio 44101-0756

Trustee 7 3/8%, 7 5/8%
and 8% Debentures
Chase National Corporate
Services, Inc.
Skylight Office Tower
1600 West Second Street
Cleveland, Ohio 44113

Independent Auditors
KPMG Peat Marwick LLP
1500 National City Center
1900 East Ninth Street
Cleveland, Ohio 44114

Exchange Listing
New York Stock Exchange
Common Stock
Stock symbol: FOE
Form 10-K

       Ferro Corporation's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1997 is available to shareholders upon written request to:

Corporate Communications
Ferro Corporation
1000 Lakeside Avenue
P.O. Box 147000
Cleveland, Ohio 44114-7000

Annual Meeting
April 24, 1998, 10:00 a.m.
Erie Room
One Cleveland Center
1375 East Ninth Street
Cleveland, Ohio 44114

Executive Offices
Ferro Corporation
1000 Lakeside Avenue
P.O. Box 147000
Cleveland, Ohio 44114-7000
216/641-8580


                            WORLDWIDE OPERATING UNITS

United States and Canada
Coatings, Colors and Ceramics
California, Georgia, New York,
Ohio, Pennsylvania, Tennessee

Plastics
Indiana, New Jersey, Ohio

Chemicals
Indiana, Louisiana, Ohio,
Texas

Europe
France
Ferro France S.a.R.L.,
Ferro Chemicals S.A.

Germany
Ferro (Deutschland) GmbH,
Ruhr-Pulverlack GmbH

Great Britain
Ferro (Great Britain) Ltd.

Holland
Ferro (Holland) B.V.

Italy
Ferro (Italia) S.R.L.

Portugal
Ferro Industrias Quimicas
(Portugal), S.A.

Spain
Ferro Enamel Espanola, S.A.

Turkey
Ege-Ferro Kimya A.S. (49.9%)

Latin America
Argentina
Ferro Enamel Argentina, S.A.I.C.y.M.

Brazil
Ferro Enamel do Brasil I.C.L.

Ecuador
Ferro Ecuatoriana S.A. (51%)

Mexico
Ferro Mexicana S.A. de C.V.

Venezuela
Ferro de Venezuela, C.A. (51%)
Asia-Pacific
Australia
Ferro Corporation (Australia) Pty. Ltd.

Hong Kong
Ferro Far East, Ltd.

Indonesia
P.T. Ferro Mas Dinamika (55%)

Japan
Ferro Enamels (Japan) Ltd. (10%),
Ferro (Japan) K.K.

Taiwan, Republic of China
Ferro Industrial Products Limited,
Ferro Toyo Co., Ltd. (60%)

Thailand
Ferro (Thailand) Co. Ltd. (49%)

Note: Percentages in parentheses
indicate Ferro's ownership.

[LOGO-FERRO] is a trademark of
Ferro Corporation.

Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio
44114