Form 10-K405, Exhibit 13
period 1998-12-31
FERRO CORP
filed 1999-03-31
CIK 35214

                                                                      Exhibit 13


                                                                    [LOGO-FERRO]

                              REALIZING OUR VISION

                               1998 ANNUAL REPORT

OUR VISION

To achieve market leadership positions through a customer-centered and highly creative organization committed to delivering top-quality products and outstanding services to customers worldwide and superior returns to shareholders.

                                                  CONTENTS

                                        1   Financial Highlights

                                        2   Letter to Shareholders

                                        6   Growing Our Operations

                                        8   Products and Markets

                                        10  Customer Focus

                                        12  Creativity

                                        14  Quality Products

                                        16  Worldwide Reach

                                        18  Financial Section

                                        46  Directors and Officers

                                        47  Corporate Information

[photo]


We are committed to realizing our vision and, indeed, already have the distinction of market leadership in a number of our core businesses. Our strategies are designed to firmly maintain our leadership positions or achieve them as quickly as possible. Each element of our vision - customer focus, creativity, quality products and services, and worldwide reach - is contributing to a long and growing list of satisfied customers and the kind of growth and profitability that benefits shareholders. Throughout this annual report, you'll read about and see examples of specific businesses and products that exemplify the elements of our vision. Our powder coatings business, represented on the cover by powder-coated aluminum wheels, is particularly well positioned to expand its market leadership.

1998 SALES BY SEGMENT

Plastics          18%

Chemicals         22%

Coatings          60%



1998 SALES BY REGION

Asia-Pacific       5%

Latin America      8%

Europe            33%

United States
 and Canada       54%


FINANCIAL HIGHLIGHTS
Ferro Corporation and subsidiaries


                                                       (dollars in thousands except per share data)
                                                         1998              1997               1996
------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                            $ 1,361,844         1,381,280         1,355,685
Net income (loss) (a)                                $    69,282           (37,277)           54,586

PER COMMON SHARE DATA(A)(B)
Basic earnings (loss)                                $      1.80            (1.08)             1.29
Diluted earnings (loss)                              $      1.67            (1.08)             1.21
Cash dividends                                       $     0.495             0.43              0.39

OTHER
Average shares outstanding(b)                          36,419,090       38,131,631        39,506,572
Net cash provided by operations                        $   80,031          130,283           111,572
Return on average shareholders' equity(a)                      25%              --                14%
Number of holders of common stock (year-end)                2,257            2,945             3,090
Number of employees (year-end)                              6,693            6,851             6,912
------------------------------------------------------------------------------------------------------



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


FERRO CORPORATION is a major global producer of performance materials for manufacturers. We are the world's largest supplier of ceramic glaze and porcelain enamel coatings. We also hold leading market positions in powder coatings, pigments, specialty plastic compounds and colors, and polymer additives. Our materials are used extensively in the markets of building and renovation, major appliances, household furnishings, transportation and industrial products. Headquartered in Cleveland, Ohio, Ferro has operations in 19 countries and sells products in more than 100 countries.

                      Albert C. Bersticker, Chairman (left)
         Hector R. Ortino, President and Chief Executive Officer (right)

                                    [photo]

                              TO OUR SHAREHOLDERS

         Profitable growth is what Ferro is all about. You've heard us state it many times before, and it remains our singular focus. In 1998, we continued our momentum of recent years and made significant progress toward profitable growth by delivering double-digit earnings growth.

         Back in 1996, we concentrated our strategic efforts on four key areas - organization, productivity improvement, marketing and technology. We also set major financial targets for earnings growth and gross margin expansion.

         Our performance over the past three years demonstrates that our strategies have been paying off. We have now recorded 12 consecutive quarters of year-over-year earnings improvement. Ten of those quarters have been double-digit improvements and nine of them record quarters. In addition, our gross margins have climbed 260 basis points during the past three years.

         How have we done it? Hard work toward a shared vision of success. As this annual report shows, we have successfully improved every element of our vision, including our customer focus, creativity, quality products and worldwide reach. We believe that, guided by our vision, we will continue to deliver consistent returns on your investment.

                                                                             2/3

                             "We remain dedicated to
                       maintaining Ferro's momentum and to
                          achieving profitable growth."


    However, we aim to accomplish much more. We are reshaping Ferro to become a stronger and more competitive company with a higher sustainable growth rate. Among all of our achievements last year, one result more than any other demonstrates our progress in reshaping our company. For the first time, profits of our products based on organic chemistry, which are relatively new to our history, exceeded those of our products based on inorganic chemistry, which have been part of Ferro since our beginning. In 1999 and in the years ahead, we will become even more aggressive in directing our efforts and resources toward our organic and other growth businesses.

WHAT WE'VE ACHIEVED

    We had many significant achievements in 1998. It was another year of strong improvement in gross margins and a record year for operating profit, net income and earnings per share.

    However, sales for the year fell short of our expectations. Net sales of $1.36 billion were down slightly from 1997. Negative currency translation, divestitures and a decline in domestic chemical volumes, combined with economic difficulties in Latin America and Asia, had a negative impact on revenues. Additionally, as we continue to focus resources on our most profitable sales accounts, we walked away from significant volumes in low-margin accounts.

    On the positive side, European sales showed strong improvement, and our powder coatings business continued to record excellent performance. Although sales in Asia were down, we were able to gain market share, due to our advantage of being the only major local producer in the tile market there. That puts us in the enviable position of being a leader in the tile market as the Asian economy continues its recovery.

    Net income was $69.3 million, up 10.5 percent, excluding a 1997 realignment charge. Earnings per share (diluted) were $1.67, up 16 percent from 1997, excluding the charge. In the past three years, we have achieved earnings per share growth at levels above our target for 12 percent compound annual earnings growth.

    We made strong progress toward our gross margin target, reaching a yearly rate of 26.7 percent versus 25.6 percent a year ago. Our target of 28 percent gross margins exiting 1999 is clearly in sight.

    All our business groups showed improvement in operating profits, driven largely by improved product mixes and continuous productivity improvements. Our plastics group had record operating profits, spurred by an improved mix of products for higher-margin applications and substantial productivity improvements. Our powder coatings business, which continued to improve profitability, benefited from the introduction of new products, strong performance in the domestic appliance market and increased market share in automotive products. Our ceramic tile business posted good improvement in profits, particularly in Europe, by broadening its product offerings and commercializing new products.

Advancing Toward
Our Goals

We are pleased to report we have made steady progress toward our performance goals, thanks to careful execution of our strategies. We are aiming to achieve a compound annual growth rate (CAGR) of 12 percent in earnings and to expand consolidated gross margins to 28 percent by year-end 1999. Here's how we are measuring up:

               Diluted Earnings
                 per Share

              3-year CAGR = 17%


      1.04     1.21    1.44    1.67
       ----    ----    ----    ----
         95     96     97        98



* EXCLUDES
   REALIGNMENT
   CHARGE

              GROSS MARGIN
28%

26          NEED PLOT POINTS!

24

22

       95         96  97   98

         Results by quarter


         Most important, our total return on investment, measured by stock price appreciation, was 7 percent, giving us one of the best performances in the specialty chemicals industry, which endured a difficult year. The Standard and Poor's Mid-Cap Chemical Stock Index, of which Ferro is a part, was down 25 percent for 1998.

WHAT WE ARE DOING

         Over the past three years, we have been working hard to change the way we operate. Most of our efforts to date have focused on our key strategies to build a solid foundation and structure for our growth plans to succeed.

         For example, we have reshaped our operating structure to reflect a more market- oriented, entrepreneurial style. We are also well along with our corporate-wide realignment plan, a three-year program that began in May 1997 and is to be completed in 1999. We are significantly reducing the number of our worldwide manufacturing facilities.


                                                                             4/5

    Additionally, we expect that our emphasis on marketing and new product development will support our efforts to produce profitable growth. So far we have benefited from new marketing training and marketing tools designed to help us better understand our customers and our markets. We also are applying our core technologies in new markets or in fast-growing segments of existing markets and have reorganized our R&D programs to become more market-focused.

    Furthermore, we are moving aggressively to build our businesses through acquisitions and geographic expansion. We have transferred the responsibility for acquisitions to our group vice presidents and, as a result, we are very active in researching many opportunities and have a number of acquisitions in various stages of development. We fully expect to announce several key acquisitions within the year. In 1998, we established our first-ever operation in China by acquiring Ningbo Powder Coatings Company, reflecting our optimism in the vast potential of China and the future of Asian markets.

WHAT TO EXPECT

    As you can see, we have taken many steps to improve our long-term performance and, while we've been successful, we are committed to doing much more. Toward this end, we are developing new plans and are prepared to take more decisive actions in reshaping Ferro to spur top-line growth.

     We have started 1999 with a fresh leadership agenda to support our focus on growth. In order to revitalize top-line growth, it is imperative that we challenge our current course. We intend to direct resources more intensely on those business units that will have significant growth opportunities and to seek new business opportunities that build upon our strengths. Where businesses are mature and growth prospects less robust, we will selectively invest to improve and maintain current positions. In all cases, we will remain focused on the bottom line.

    Our expectations are that 1999 will prove to be another year of slowing economic growth and increasing competitive conditions in specialty chemicals markets. However, we are confident that our company is well positioned to face those challenges. We remain dedicated to maintaining Ferro's momentum and to achieving profitable growth. Again, that's what Ferro is all about.

MANAGEMENT TRANSITION

    To allow for an orderly transition in Ferro's senior management, in October 1998 Ferro's Board of Directors appointed Hector Ortino to become President and Chief Executive Officer beginning on January 1, 1999. After 40 years of extraordinary service to Ferro, Al Bersticker will retire in April 1999.

OUR THANKS

    Our optimism for the future derives largely from the talents of our employees and their determination to achieve our goals. We thank them for embracing change and delivering strong performance. We also offer sincere thanks to our fellow board members for their counsel and guidance, to our customers for their confidence in our solutions, and to you, our investors, for your unending support and enthusiasm for Ferro's future.

Sincerely,




/s/ Albert C. Bersticker            /s/ Hector R. Ortino

Albert C. Bersticker                Hector R. Ortino
Chairman                            President and Chief Executive Officer

[photo]

GROWING OUR OPERATIONS

JIM FISHER is Senior Vice President, Ceramics and Colorants, with responsibility for Ferro's worldwide ceramic glaze coatings, specialty ceramics, pigments and electronic materials businesses. He has been with Ferro since 1959.

"We have several exciting efforts in motion designed to reward us with good growth going forward. We are continuing to achieve efficiencies from the consolidation of our global operations. We also expect further market share gains as we expand our range of products and services to ceramic tile manufacturers around the world.

         In another promising area, we are committed to building our electronic materials business into an important player in a high-growth industry. Indeed, we plan to grow this business into one of Ferro's core businesses."


Q&A

                               WHAT DO YOU SEE AS

                              THE GREATEST GROWTH

                                  OPPORTUNITIES

                               IN THE BUSINESSES


LARRY JAMESON is Vice President, Industrial Coatings, managing Ferro's porcelain enamel and powder coatings operations worldwide. He has extensive career experience with international business and markets and joined Ferro in 1996.

     "Thanks to closer relationships with longtime customers, we are enjoying growth opportunities in our traditional markets such as appliances and automotive, as new applications of powder coatings continue to penetrate the paint market. For example, Ferro continues to develop new business in the automotive market with powder coatings as a replacement for liquid coatings as a full-body primer. We're also working to establish a presence in the profitable small-customer niche of the general industrial finishing market, which is growing at a faster rate than traditional markets. Longer term, the prospect of powder coatings for wood and plastic applications could provide additional growth opportunities.

     Finally, we're enthusiastic about our opportunities for global expansion, particularly in China and the rest of Asia. Our new powder coatings joint venture in China gives us a stepping stone for further growth in that region."

                                                                             6/7

[photo]

JAY FINCH is Vice President, Specialty Plastics, managing Ferro's worldwide businesses in thermo- plastic compounds, colorants, additives, thermoset gel coats and dispersions. He has more than 30 years of experience in the plastics industry and has been with Ferro since 1991.

"The combination of Ferro's exceptional products and favorable industry trends should lead to significant opportunities for our specialty plastics business. Customers are continuing to look for ways to differentiate their products through the use of plastic colors and special effects. Ferro's innovative products anticipate these trends and continue to offer customers advantages in selling their products. In addition, our quick response to color matching and order delivery is an excellent competitive advantage in an industry where speed is key.

     Furthermore, we are continuing to benefit from the ability of our lower-cost plastic compounds to replace higher-cost plastics with the same performance characteristics. For instance, we expect our metallocene-based products to continue to displace expensive plastics, especially in the automotive arena. In addition, we expect the appliance industry to be a source of creative plastic applications in standard appliances and even in entirely new appliances."


                           UNDER YOUR RESPONSIBILITY?



[photo]

KENT LEE is Vice President, Specialty Chemicals, with responsibility for Ferro's worldwide polymer additives, industrial specialties and petroleum additives businesses. He is a seasoned veteran of the specialty chemicals industry and has been with Ferro since 1996.

         "Bolstered by the acquisition of Synpro in late 1995 and by new product and marketing initiatives over the past three years, our polymer additive products have achieved leading positions in each of their major markets in North America. Last year we strengthened our chemical management teams in Europe and Asia in preparation for taking these excellent products into selected new geographic markets. We are excited about the prospects for geographic expansion and are confident that our products will be well received by customers in these markets concerned with maintaining quality and lowering manufacturing costs.

         In addition, we are excited about growth coming from new applications for our industrial chemicals in life sciences and other markets new to Ferro. These new prospects, developed in recent years, are now ready to be leveraged into applications for pharmaceuticals, food preparation, batteries and other non-polymer markets."

[photo]

FERRO

Ferro's performance materials and technology help customers in many industries lower costs, improve safety, raise quality and durability and enrich the appearance of finished items. Consumers worldwide enjoy the benefit of products that make their lives more pleasant and productive.

                                    TOUCHES

                                  [PICTURE]

TRANSPORTATION. Cars are often "loaded" with Ferro materials. Our powder coatings are used as primers and for coating wheels, trim, parts and numerous underbody applications. Our plastic compounds and colorants are found in parts and trim, and our glass decorating enamels on windshields. Our petroleum additives boost fuel efficiency and cleanliness, and our polymer additives protect fabrics, electrical components and interior plastic panels. MAJOR APPLIANCES. Ferro helps you cook and clean up. Stoves, refrigerators, washers and other major appliances are often finished with our porcelain enamel and powder coatings. Interior components are crafted with our plastic compounds and colorants, pigments and polymer additives. Controls utilize our electronic materials. Oven and microwave doors incorporate our glass decorating enamels. BUILDING AND RENOVATION. Structures of all kinds are created with Ferro materials. Our ceramic glaze materials and colors finish and decorate tiles and fixtures. Our polymer additives increase the life of floor and wall coverings, siding, cable, piping and more. Our porcelain enamel coats building panels and sanitary ware. HOUSEHOLD FURNISHINGS. Ferro is right at home in homes everywhere. Our porcelain enamel and powder coatings and colors protect cookware, grills, small appliances, lighting fixtures and furniture. Our glaze coatings and colors beautify tableware and artware, and our plastic compounds and colorants shape small appliances, furniture, utensils and power tool housings. Our polymer additives and flame retardants preserve items ranging from upholstery to television cabinets. INDUSTRIAL PRODUCTS. Ferro materials are at work in many industrial products and processes. Our polymer additives reduce deterioration and discoloration in PVC pipe. What's more, our materials are used in everything from chemical processing and material handling to ceramic firing systems and water treatment facilities.

                                                                             8/9

YOUR [PICTURE] LIFE
                                                                      END-USE MARKETS
                             -------------------------------------------------------------------------------------

                              Building and      Major       Household     Transportation    Industrial     Other*
PRODUCTS                       renovation     appliances    furnishings                      products
--------------------------------------------------------------------------------------------------------------------
CERAMICS AND COLORANTS
  Ceramic glaze coatings           X                             X                                            X
--------------------------------------------------------------------------------------------------------------------
  Pigments and colorants           X              X              X                X              X            X
--------------------------------------------------------------------------------------------------------------------
  Electronic materials                            X                               X              X            X
--------------------------------------------------------------------------------------------------------------------
  Specialty ceramics               X                                                             X            X
--------------------------------------------------------------------------------------------------------------------
INDUSTRIAL COATINGS
  Porcelain enamel coatings        X              X              X                               X            X
--------------------------------------------------------------------------------------------------------------------
  Powder coatings                  X              X              X                X              X            X
--------------------------------------------------------------------------------------------------------------------
PLASTICS
  Plastic colorants                X              X              X                X              X            X
--------------------------------------------------------------------------------------------------------------------
  Filled and reinforced plastics   X              X              X                X              X            X
--------------------------------------------------------------------------------------------------------------------
  Liquid coatings and dispersions  X                             X                X              X            X
--------------------------------------------------------------------------------------------------------------------
CHEMICALS
  Polymer additives                X              X              X                X              X            X
--------------------------------------------------------------------------------------------------------------------
  Industrial specialties                                                                         X
--------------------------------------------------------------------------------------------------------------------
  Petroleum additives                                                             X              X
--------------------------------------------------------------------------------------------------------------------

*Packaging, leisure products and miscellaneous end-use markets

[photo]

                                 CUSTOMER FOCUS




                                    [photo]














(above) Ferro is increasing sales of its electronic materials to flat panel display manufacturers and other producers of high-tech products, largely through account managers who serve strategic customers. (right) Serving as a one-source resource for tile finishing materials has earned Ferro top-of-mind awareness in the global tile industry and new business from existing and new customers.

[picture]

CUSTOMER FOCUS. Putting ourselves in our customers' shoes ... it has become a passion for Ferro and a key means of growth. By developing a deeper understanding of customers and their objectives, we help them resolve challenges, achieve better financial returns and please their own customers. Through ongoing training, we are sharpening our ability to design programs that allow us to bring the greatest value to our customers.

    At the broadest levels, we are restructuring our major businesses to better serve customers. In businesses such as ceramic tile, color and porcelain enamel, we have moved effectively from a site-based, manufacturing-oriented approach to a market- and customer-focused structure. For example, we are now better positioned to provide customers with everything they need for tile finishing, from glaze coatings, colors and additives to designs, screens and technical assistance. In addition, we provide grinding media and kiln furniture for firing tiles.

    Our businesses are also teaming with each other to offer more value for customers. Account managers have established strong partnerships between Ferro and our largest customers, in part by offering them a strategic sourcing approach, including a full array of Ferro products. Through better service and stronger relationships, we have gained business in targeted accounts in the electronic materials, appliance and automotive industries.

    Multi-business teams are working together on new solutions to meet customer needs and create opportunities for new business. For example, our powder coatings, plastic colorants and glass decoration businesses are helping a top global beverage producer standardize its color applications worldwide.

    We also are perfecting the details of everyday service. For instance, our plastic colorants business offers customers up-to-the-minute price information and quick color-matching skills, which have enabled us to capture more business.

    These customer-focused efforts are resulting in vibrant growth with key customers as well as opportunities with new customers.

10/11

[photo]



CREATIVITY. In all aspects of our business, we are striving to think "out-of-the-box." Fresh, future-oriented thinking gives our customers an advantage, provides a more invigorating work environment and helps us seize opportunities for growth.

    We prize our position on the leading edge of new designs and applications of performance materials. For example, a Ferro team was instrumental in the design of a major part for the revolutionary front-end-loading Neptune(TM) washer by Maytag, which became an immediate best-seller upon its introduction in 1998. Our development of an innovative chemical replacement for lead in wire and cable compounds offers manufacturers an effective and environmentally friendly material and offers Ferro further penetration of a high-growth market. We continue to explore products with great potential, including powder coatings-on-plastic applications, special effects for plastics, and reformulations of inorganic pigments that provide performance characteristics at lower costs.

    Expressions of our creativity also extend to how we market our products. Our technicians can show up to 500 tile designs via CD-ROM, resulting in more efficient service for customers and additional sales opportunities for Ferro. Our marketing representatives conduct training in color trends, counseling major customers in selecting plastic colorants to satisfy consumer tastes. In all businesses, we're using new marketing techniques to pinpoint and best serve our highest potential customers.

    Some of our most creative work involves our efforts to improve productivity. Simple, yet powerful, equipment design changes have contributed to substantial improvements in our coatings production, without new capital investments. The program's focus is on using this new capacity and lower cost base to support more sales. In another example, we've rationalized our color line, offering a palette of standardized colors while still retaining the ability for the local blending that customers value.

                                   CREATIVITY



                                   [picture]

(above) The popular Maytag Neptune(TM) washer uses 17 pounds of Ferro plastics and Ferro powder coatings in an innovative design that offers customers energy cost-savings, greater capacity, a better and gentler cleaning cycle and an appealing look. (left) Packaging companies use creative special effects and new colors from Ferro to differentiate and sell their products to consumer markets such as cosmetics.

                                Quality Products

                                   [picture]


(above) Our new powder coatings are a top choice for manufacturers of automotive headlamps in Europe because they simulate chrome yet resist corrosion and do not distort light. (right) Colorful architectural window and door frames will retain their appearance for decades thanks to the durability and quality of Ferro's powder coatings.

[picture]


QUALITY PRODUCTS AND SERVICES. The quality of our products and services has long been one of our greatest assets. In the past year, customers such as Hamilton Beach, Whirlpool, Bosch-Siemens and United Technologies/Carrier have honored us for our quality and our ability to meet their needs - often leading to further business with these key accounts.

   First, customers can count on Ferro to get the basics right. For example, our high-quality manufacturing capabilities in many locations give us preference over the competition in the race for new business. Many of our products are custom formulated to meet exact specifications.

   Second, customers look to us for new products that address their market needs. Over the past year, we've enhanced our product mix for stronger growth. Our new superhard glazes are ideal for areas of high traffic and aesthetic needs, such as shopping malls, and our new soluble salts offer a range of decoration possibilities for porcelain tile. Our new color pellets feature higher concentrations of pigments for more efficient coloring. And our pre-formulated electronic powders offer a comprehensive solution for manufacturers of multi-layer ceramic capacitors.

   We've also developed new technologies for applying our materials to our customers' products or for creating our own materials. Our new plastics technology eliminates contaminant airborne material in the production of rotational molded parts, such as toys and tanks. Our unique process for producing porcelain enamel results in greater efficiency and control of colors. New technology for ultra-low-fire ceramic dielectric powders offers advantages over the competition for the use of lower-cost metal electrodes in capacitors.

   This emphasis on quality products that add value is translating into strengthened global leadership for Ferro, competitive advantages for our customers and more value for our shareholders.


14/15

                                                                       [picture]

WORLDWIDE REACH. Global thinking is not new for us, but we are pursuing global growth with new energy and resources. All of our major businesses now have global managers, and many have regional presidents in areas such as Europe and Asia. In key businesses, we have moved from being country- and site-centric to a true regional or global approach, which has given us added efficiency and effectiveness in serving global customers as well as new growth opportunities.

    We are taking our quality product lines into new geographic markets. Our chemicals group is building its presence in Europe and Asia-Pacific, as demand for our chemicals for vinyl and for wire and cabling grows along with the building and renovation markets there. Our electronic materials for solar cells are growing in India, where remote villages rely on solar-generated electricity to pump water.

    In 1998, we entered into new partnerships to grow globally, most notably a new distribution agreement for inorganic pigments and a powder coatings joint venture, both in China. We will continue to pursue acquisitions and distribution agreements to build our global presence.

    In businesses where we already have global strength, we are using it to our greatest advantage. In our tile business, we developed an entirely new brand of glaze in Indonesia for local tastes as well as new precious metal decorations and colors for the preferences of other nations. We recently won the business of a major tile manufacturer because of our ability to service its needs in plant locations from England to Greece to Australia.

    We plan to realize significant synergies from an expanded global presence. Sharing best manufacturing practices worldwide is leading to substantial improvements in our ceramic glaze and porcelain enamel plants. Interna-tional forums are boosting our product development in businesses such as powder coatings and plastics. Corporate-wide, we are installing a new enterprise resource planning system that is designed to enable us to achieve greater efficiencies from being a global operation.

                                 WORLDWIDE REACH



                                   [picture]


(above) The popularity of electronic applications that use rechargeable batteries is growing rapidly worldwide, and Ferro's chemical solutions for batteries are part of that growth trend. (left) Ferro's stearates are used in the production of pharmaceutical products, representing a new market for polymer additives and a target for aggressive growth.

Gary H. Ritondaro, Vice President and Chief Financial Officer

[picture]


                                         Financials

                                   19    Management's Discussion and Analysis

                                   27    Financial Statements

                                   31    Notes to Financial Statements

                                   42    Independent Auditors' Report

                                   44    11-Year Summary of Financial Data


                                                                           18/19

Ferro Corporation and subsidiaries

       Ferro Corporation is a global producer of performance materials for manufacturers. The Company's business segments consist of coatings, chemicals and plastics.

       Geographically, the Company operates in North America, Europe, Latin America and Asia-Pacific. See Note 13 to the consolidated financial statements for segment operating data.

1998 RESULTS OF OPERATIONS

       Consolidated net sales of $1.36 billion for 1998 were 1.4% lower than 1997 net sales. The variety of products sold by the Company makes it difficult to determine with certainty the increases or decreases in sales resulting from changes in the volume of products sold and selling prices. However, management's best estimate of volume and selling price changes, as well as changes in other factors, follows:

Currency                                          -1.0%
Volume                                            -0.7%
Price/Mix                                         +0.7%
Acquisitions                                      +0.3%
Divestitures                                      -0.7%
-------------------------------------------------------
Total                                             -1.4%
=======================================================


       Net income and earnings per share for 1998 were records of $69.3 million and $1.67 (diluted), respectively, compared with a net loss of $37.3 million and a loss of $1.08 (diluted) in 1997. The 1997 loss was due to a second quarter pre-tax realignment charge of $152.8 million. Excluding the effects of this charge, net income and earnings per share for 1997 would have been $62.7 million and $1.44 (diluted), respectively. Thus, excluding the charge, net income was up 10.5% and earnings per share were up 16.0% for 1998.

       Gross margins improved from 25.6% to 26.7%. Gross margin improvement was broad-based across all segments and regions. The major contributions to gross margin expansion came from a better mix of products sold and manufacturing efficiencies from continuous productivity improvement initiatives, including benefits from the Company's previously announced plant consolidation plan. New product introductions in the plastics and coatings segments, particularly in the ceramic tile and powder coatings businesses, have helped improve sales of higher-margin products and develop business in new markets. Simultaneously, the Company has been reallocating resources away from low-margin accounts and increasing its penetration of higher-margin accounts.

       The decrease in foreign currency gains to $0.9 million from $2.2 million in 1997 is largely attributable to the strengthening of the U.S. dollar versus foreign currencies. Foreign currency gains accrue from option contracts purchased by the parent company to hedge the earnings of selected foreign subsidiaries, primarily in Europe. For further information, see Note 14 to the consolidated financial statements.

       The increase in interest expense from $12.2 million to $15.3 million in 1998 is primarily attributable to the issuance of $55.0 million 71/8% debentures in March.

COATINGS

       Worldwide sales of $817.8 million for this segment were 0.3% greater than 1997 sales. Growth in sales was largely due to significantly improved performance in the powder coatings business worldwide and the electronics business domestically. Additionally, continued improvement in European results had a positive impact on sales. The effect of the stronger U.S. dollar had a major negative impact on sales.

       Segment income was up 6.1% to $89.3 million. Improvements were led by strong European results for the ceramic tile business and by the powder coatings business worldwide. A combination of manufacturing efficiencies and improvement in the mix of products sold were the main factors contributing to the improvements in ceramic tile. New product introductions for the tile market have broadened the product line in this business and generated additional high-margin business.

CHEMICALS

       Sales for this segment were $305.3 million, down 6.9% compared with 1997. Sales were negatively impacted by volume declines in the United States, particularly in the petroleum additives business. Additionally, sales were impacted negatively by currency translation and a divestiture of a joint venture operation in Asia.

       Segment income improved by 12.3% to establish a new record of $36.4 million. The improvement was largely due to outstanding performance in the domestic industrial chemicals business and continued improvement in polymer additives. Overall, the chemicals segment has benefited from productivity improvements and an improvement in the mix of products sold through careful key account selection and improved sales of higher-margin products.

PLASTICS

       Sales improved 0.3% over 1997, reaching $238.7 million for the year. Strong domestic volume improvement, particularly in the plastic colorants and filled and reinforced plastics businesses, was offset by a weak domestic price environment.

       Segment income of $22.2 million set a new record, 22.7% above the previous record established in 1997. Margin improvements resulted from excellent performance in both the plastic colorants business and the filled and reinforced plastics business. The plastics segment has improved margins through the introduction of new products for new applications at several key accounts. Additionally, improved manufacturing efficiencies and lower costs for raw materials had a positive impact on margins.

1997 RESULTS OF OPERATIONS

       For the fourth consecutive year, the Company achieved record net sales, with 1997 sales of $1.38 billion exceeding the prior-year sales by 1.9%. The variety of products sold by the Company makes it difficult to determine with certainty the increases or decreases in sales resulting from changes in the volume of products sold and selling prices. However, management's best estimate of volume and selling price changes, as well as changes in other factors, follows:

Currency                                          -3.9%
Volume                                            +6.9%
Price/Mix                                         -0.4%
Acquisitions                                      +0.8%
Divestitures                                      -1.5%
-------------------------------------------------------
Total                                             +1.9%
=======================================================

       During the second quarter, the Company announced an aggressive three-year realignment plan to significantly reduce the Company's cost base and reallocate resources to strategies designed to foster profitable growth. Associated with this realignment was a $152.8 million pre-tax, or $100.0 million after-tax, charge in the second quarter. The plan calls for consolidation of manufacturing facilities worldwide, gross margin expansion and resulting improvements in operating profit.

       Including the realignment charge, the Company had a net loss of $37.3 million, or $1.08 per diluted share. Net income, excluding the effects of the realignment charge, increased 14.8% to $62.7 million. On the same basis, earnings per share increased 19.0% to a new record of $1.44 (diluted).

       The effects of the realignment plan, coupledwith strong volume improvements in all regions and all segments, drove gross margin from 24.5% to 25.6%.

       The increase in foreign currency gains to $2.2 million from $0.8 million in 1996 is largely attributable to gains on foreign currency option contracts purchased by the parent company to hedge the earnings of selected foreign subsidiaries, primarily in Europe. For further information, see Note 14 to the consolidated financial statements.

COATINGS

       Worldwide sales of $815.4 million for this segment were 4.4% greater than 1996 sales. This growth was primarily attributable to improved demand both domestically and internationally for most of the product offerings. Were it not for the negative impact of the stronger U.S. dollar, the sales increase would have been in the low double digits.

       Led by strong double-digit improvements primarily in ceramic glaze and powder coatings due to manufacturing efficiencies and mix changes to higher-margin products, segment income, excluding the realignment charge, was up 7.0% to $84.2 million. In general, raw material prices were flat to down relative to 1996. Recognition of the realignment charge reduced segment income to $13.6 million.

CHEMICALS

       Sales from ongoing operations for this segment were essentially flat compared with 1996, as positive volume gains were more than offset largely by negative currency influences.

       Sales of $328.0 million were down nearly 2.6% due to the late-1996 divestiture of a domestic dispersion business. Volume and currency factors offset each other.

       Segment income surged 21.3% to establish a new record of $32.4 million, excluding the realignment charge. The improvement was largely due to outstanding performance in domestic polymer additives, though each product line bettered its 1996 performance. Margins were also aided by further productivity enhancements. Including the realignment charge, the segment would have incurred a loss of $20.2 million.

                                                                           20/21

PLASTICS

       Sales from ongoing operations exceeded 1996 sales by 4.5% primarily because significant volume increases more than offset unfavorable currency influence. Total sales of $237.9 million, which reflected the impact of 1996 divestitures, were comparable to 1996 sales.

       Segment income of $18.1 million, excluding the realignment charge, set a new record, 14.6% above the previous record established in 1996. Operating margins expanded most notably in the domestic businesses, where volume increases fueled higher capacity utilization. Inclusion of the realignment charge resulted in a segment loss of $0.3 million.

OTHER ITEMS

YEAR 2000 READINESS DISCLOSURE

       Historically, many computer software programs were written to refer to years in terms of their final two digits only. Such programs may interpret the year 2000 to mean the year 1900 instead. The Company is aware of the implications and issues associated with this problem and could be faced with disruption of operations and a corresponding impact on the Company's results of operations if the Year 2000 issues are not resolved in a timely manner.

       The Company currently operates multiple computer systems, including hardware and software, in its global business operations. The Company believes it has identified the issues that affect its global computer operations and is in the process of implementing appropriate plans to address this problem. Local area networks, telephone systems, business systems, financial systems, shop floor devices, facility operations and end-user computing systems are being assessed globally. In order to determine fully the readiness of its production and other equipment with the Year 2000 issue, the Company has substantially completed a comprehensive inventory of operations systems that it believes may be impacted.

       The Company is using multiple strategies to address the Year 2000 issues. New software is being purchased and installed, current software is being rewritten, and hardware that is non-Year 2000 compliant is being replaced. The Company has contracted with a third-party consultant with special expertise in this area.

       The Company expects that all correction and testing will be completed by the end of the second quarter of 1999. In addition, the Company is in the process of developing contingency plans in the event that these corrective actions are not implemented in a timely manner as expected. The Company has established millennium watch teams to develop and coordinate a contingency plan to be implemented at all of the Company's sites. Readiness plans are being established to ensure internal resources are in place from the second half of December 1999 through the end of January 2000.

       Based upon findings to date, the Company's total external costs (historical plus estimated future costs) are currently estimated to be in the range of $11.0 million to $12.0 million, of which approximately $8.0 million has been incurred and the majority of which has been capitalized. The Company does not separately track internal costs for Year 2000 compliance, which are primarily for payroll and related costs of information systems personnel. The Company does not now anticipate that the total estimated cost of being in compliance with Year 2000 will materially exceed the estimate.

       The Company is assessing the plans and progress of key suppliers and customers in addressing the Year 2000 problem. To the extent that these key suppliers and customers are impacted by their failure to address the Year 2000 problem, such disruption could have a direct impact on the Company. The Company is exploring a variety of contingency plans to minimize the impact of third-party failures on the Company. This plan will focus on availability of raw materials, energy and other resources critical to maintaining operations.

       The Company's expectations outlined above with respect to the Year 2000 are subject to uncertainties and are forward-looking statements that express the Company's current expectations or forecasts of future events. The Company believes that it has identified the Year 2000 issues that affect its global computer operations. However, if the Company is unsuccessful in identifying or solving all Year 2000 issues in its critical operations, or if the Company is materially and adversely affected by the inability of its key suppliers and customers to identify and solve their Year 2000 issues, the Company's results of operations or financial condition could be materially impacted.

       Furthermore, the total costs that the Company will incur with respect to Year 2000 issues will be influenced by the Company's ability to successfully identify and solve Year 2000 issues, the extent and complexity of programming required to fix affected programs, the related labor and consulting costs the Company will incur and the ability of third parties with whom the Company has business relationships to successfully identify and solve their own Year 2000 issues. These and other unforeseen factors could have a material adverse effect on the Company's results of operations or financial condition.

IMPACT OF THE EURO CONVERSION

       On January 1, 1999, 11 of 15 member countries of the European Economic and Monetary Union (the "EMU") established fixed conversion rates between their existing sovereign currencies ("legacy currencies") and the European Union's common currency, the euro. As of that date, the euro traded on currency exchanges and may be used in business transactions. The legacy currencies remain legal tender in the participating countries for a transition period between January 1, 1999 and at least January 1, 2002 (but not later than July 1, 2002). Beginning in January 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation.

       The Company has implemented a plan that enables each of its businesses to effectively process the necessary transactions in both euro and local currencies during this transition period. The plan includes, among other things, the need to adapt computer and financial systems to accommodate euro-denominated transactions and the impact of one common currency on pricing. Since financial systems and processes currently accommodate multiple currencies, the Company does not anticipate system conversion costs to be material. Since the euro conversion may affect cross-border competition by creating cross-border price transparency, the Company will be assessing its pricing strategies to ensure it remains competitive in a broader European market.

       Continuing analysis and development efforts by project teams among the Company's business units will help ensure that the implementation of the Company's plans meets the timetable and regulations established by the EMU.

       The Company's exposure to changes in foreign exchange rates may be reduced as a result of the euro conversion. Conversely, changes in the value of the euro/U.S. dollar exchange rate may have a greater impact because there will be less diversity in the Company's exposure to foreign currencies.

       Based on information currently available and our current assessment, the Company does not anticipate that the conversion to the euro will have a material effect on its results of operations or financial condition.

ENVIRONMENTAL

       The Company is party to judicial and administrative proceedings that commenced in November 1998 relating to emissions from its plant in Hammond, Indiana. In these proceedings, the State of Indiana is seeking to impose fines and to alter or terminate the Company's right to produce Pyro-Chek(R) at the Hammond plant. See the description in Note 9 to the consolidated financial statements on page 36. The Company is vigorously contesting these claims and evaluating alternatives for mitigating the impact should the Company not prevail. If the State of Indiana were to prevail on all of its claims, it could have a material adverse effect on the Company.

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

                                                                          22/23

GEOGRAPHICAL

       United States sales of $737.3 million declined 1.5% from 1997 as strong domestic volume improvements in the plastics segment and in the coatings segment, specifically, powder coatings and electronic materials products, were offset by a volume decline in chemicals and price declines in plastics due to declining raw material costs. Generally, an improved mix of products sold and productivity improvements led to improved segment income for the region of $82.8 million.

       European sales of $445.9 million improved by 2.1% over 1997. European sales were helped by a shift in the mix of products sold toward higher priced products that offset negative currency translation effects. Improvement in segment income to $50.7 million was led by a strong margin improvement in ceramic tile products within the coatings segment, through the introduction of new products and increased market share.

       Latin American sales of $107.3 million decreased 4.5% primarily because of the economic downturn in the Mercosur region, particularly Brazil, and as a result of pricing pressure from imported goods. In addition, divestitures had a negative impact on sales. Improvement in segment income to $8.2 million stemmed from improved manufacturing efficiencies and an improved mix of products sold.

       Sales in Asia-Pacific were down 14.9% to $71.3 million. Volume declines as a result of the economic difficulties in the region, combined with negative currency translation and the divestiture of a joint venture, led to the decline. Being a local producer in the region versus the competition's imports has led to improved market share in the region, and the trend in performance toward the latter half of 1998 was positive. Segment income declined to $6.2 million as market share improvements were not enough to offset negative currency translation and volume declines.

ACCOUNTING CHANGES

       During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," standardizing disclosure requirements. The Statement was effective for years beginning after December 15, 1997. The Company adopted the Statement effective with the year ending December 31, 1998.

        During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. This Statement is effective for all quarters of fiscal years beginning after June 15, 1999. While the Company has not yet determined the effects the Statement will have on its financial position or results of its operations, it does not anticipate a material impact.

       During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company adopted the Statement effective with the quarter ending March 31, 1998.

       During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which provides that public enterprises report certain information about business segments in complete sets of financial statements and information concerning products and services, geographic areas in which they operate and major customers. The Company adopted the Statement effective with the year ending December 31, 1998.

       In the first quarter of 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use," which requires that certain internal and external costs to develop or obtain software for internal use be expensed or capitalized when incurred. Generally, costs incurred during the preliminary project stage and post-implementation/operation stages must be expensed. The Statement will be effective for fiscal years beginning after December 15, 1998 and can be adopted early for 1998 as of January 1, 1998. The Company is currently assessing the effect of this Statement, but does not anticipate a material impact on the results of operations.

       In the first quarter of 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Startup Activities," which requires that the cost of startup activities be expensed as incurred. The Statement will amend provisions of a number of existing SOPs and audit and accounting guides. The Statement will be effective for fiscal years beginning after December 15, 1998. The Company is currently assessing the effect of this Statement, but does not anticipate a material impact on the results of operations.

CAUTIONARY NOTE ON FORWARD-LOOKING
STATEMENTS

       Certain statements contained in this Management's Discussion and Analysis and elsewhere in this report reflect the Company's current expectations with respect to the future performance of the Company and may constitute "forward-looking statements" within the meaning of the federal securities laws. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company's operations and business environment, and actual events or results may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: changes in customer requirements, markets or industries served; changing economic conditions within the regions we serve; foreign exchange rates, especially in Europe or Asia-Pacific; changes in the prices of major raw materials; significant technological or competitive developments; the Company's conversion to a single European currency, the euro; and disruption of operations associated with certain computer-based systems that rely on date routines in connection with the year 2000.

MARKET RISK MANAGEMENT

       The Company's consolidated cash flows and earnings are subject to fluctuations due to changes in foreign currency exchange rates. The Company attempts to limit its exposure to changing foreign currency exchange rates through operational and financial market actions.

       The Company manufactures and sells its products in a number of locations around the world, resulting in a well-diversified revenue and cost base that is exposed to fluctuations in European, Latin American and Asian currencies. This diverse base of foreign currency revenues and costs serves to create a natural hedge that limits the Company's net exposure to fluctuations in these foreign currencies.

       Exposures to changing foreign currency exchange rates in selective currencies are managed by financial market transactions, principally through the purchase of put options on currencies and forward foreign exchange contracts. Put options are purchased to offset the exposure of foreign currency-denominated earnings to a depreciation in the value of the local currency versus the U.S. dollar. The Company's primary foreign currency put option market exposures are in Dutch guilders, French francs, German marks and Spanish pesetas.

       Foreign exchange forward contracts are denominated in the same currency as the receivable or payable being covered, and the term and amount of the forward foreign exchange contract substantially mirror the term and amount of the underlying receivable or payable. The Company covers measurable exposed receivables and payables denominated in foreign currencies that have a liquid, cost-effective forward foreign exchange market. The receivables and payables being covered arise from trade and financing transactions of the Company and also foreign subsidiaries. The Company has hedged transactions denominated in Brazilian reals, Dutch guilders, Hong Kong dollars, Indonesian rupiah and Taiwan dollars. Foreign subsidiaries hedge their exposure to the cost of raw materials denominated in U.S. dollars through the forward purchase of dollars to cover the future payable.

       The Company does not have significant exposure to fluctuations in interest rates because of the low levels of marketable securities and the low cost of fixed-rate debt on the Company's balance sheet. The Company does not undertake any specific actions to cover its exposure to interest rate risk, and the Company is not a party to any interest rate risk management transactions.

       Derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage the Company's exposure to nonperformance on such instruments. The Company does not purchase or hold any derivative financial instruments for trading or speculative purposes.

                                                                           24/25

       The fair value of foreign currency put options is sensitive to changes in foreign currency exchange rates. The selected 10% change in the value of the U.S. dollar is expected to reflect reasonably possible near-term changes in the foreign currencies' exchange rates. If the actual change in the value of foreign currencies is substantially different than expected, the net impact of foreign currency exchange rate risk on the Company's earnings may be materially different than that disclosed below. As of December 31, 1998, a 10% appreciation in the U.S. dollar from the prevailing market rates would increase the related unrealized gain by $0.6 million. Conversely, a 10% depreciation in the U.S. dollar from the prevailing market rates would decrease the related unrealized gain by $0.2 million. With regard to forward foreign exchange contracts, the fair market value is also sensitive to changes in foreign currency exchange rates. As of December 31, 1998, a 10% appreciation in the U.S. dollar from the prevailing market rates would increase the related unrealized gain by $1.4 million. Conversely, a 10% depreciation in these currencies from the prevailing market rates would decrease the related unrealized gain by $2.5 million.

       Unrealized gains/losses in foreign currency exchange contracts are defined as the difference between the contract rate at the inception date of the foreign currency exchange contract and the current market exchange rates. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

ACQUISITIONS AND DIVESTITURES
       In May 1998, the Company acquired a majority interest in Ningbo Powder Coatings Company of the People's Republic of China. A new company called Ferro Ningbo Powder Coatings Company was formed. In March 1998, the Company sold a majority of its shares in Ferro Ecuatoriana S.A. of Ecuador. Neither of these transactions was material to Ferro.

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

       In October 1996, the Company sold the dispersions portion of Synthetic Products Company (Synpro) acquired in the prior October from Cookson Group plc. The Company also sold two small plastics operations located in Canada. The results of these operations were not material to Ferro.

LIQUIDITY AND CAPITAL RESOURCES

       Cash flow provided by operations declined to $80.0 million in 1998 mainly due to increases in accounts and trade notes receivable and inventories. Cash provided by operations was more than sufficient to enable the Company to meet financial obligations, including repurchasing approximately 2.6 million shares of Ferro common stock and providing for capital expenditures.

       The Company purchased 2,595,482 shares of common stock during 1998, 1,346,627 shares during 1997 and 1,455,014 shares during 1996 under share repurchase authorizations.

       Capital expenditures for plant and equipment were $60.3 million in 1998, $45.1 million in 1997 and $46.7 million in 1996. Capital expenditures for 1999 are estimated to be $70.0 million.

       The Company's estimate for higher capital expenditures for 1999 includes some of the expenditures for the implementation of a global enterprise-wide management information system. The project supports the Company's strategies both to improve customer service and to improve Ferro's cost structure by reducing complexity and increasing efficiency. When fully implemented, the system will provide immediate, worldwide access to information so that resources will be shared and processes will be standardized and integrated across global sites. The project was initiated in 1998, and the Company estimates that it will take several years to implement the system. During 1998, the Company's principal focus was to design and configure templates for this system for the implementation at five locations in the first phase. The Company expects the system to become operational at these sites in the first half of 1999.

       Cash used for financing activities principally includes repurchases of stock and cash dividends paid, partially offset by proceeds from long-term debt.

       In October 1995, the Company filed a $300.0 million Shelf Registration with the Securities and Exchange Commission. This registration will enable the Company to offer, either separately or together, debt securities, common stock and/or preferred stock, warrants, stock purchase contracts, depositary shares and stock purchase units. Proceeds would be used for general corporate purposes. In March 1998, the Company issued $55.0 million 71/8% debentures under this registration. The debentures have a 30-year maturity.

       The Company filed a $100.0 million Shelf Registration with the Securities and Exchange Commission in August 1992. Securities sold under that registration include the following:

       On November 7, 1995, the Company issued $25.0 million 73/8% debentures with a 20-year maturity; on June 20, 1995, the Company issued $50.0 million 8% debentures with a 30-year maturity; and on May 13, 1993, the Company issued $25.0 million 75/8% debentures with a 20-year maturity.

       In October 1998, the Company increased the quarterly common stock cash dividend by 12.5% to $0.135 per share, or an annual rate of $0.54. The annual dividend payout for 1998 was $0.495 per common share, an increase of 15.1% over 1997. In November 1997, the Company effected a 3-for-2 stock split, and the common stock cash dividend was increased 16.1% to a post-split annual rate of $0.48 per common share. The common stock cash dividend was increased 14.8% during 1996 to an annual post-split rate of $0.41 per common share. Common stock cash dividends were paid in the amount of $0.43 per share in 1997 and $0.39 per share in 1996. See page 43 for additional dividend data.

       The Company's financial condition remains strong, and the Company has the resources necessary to meet future anticipated funding requirements. In addition to cash flow provided by operations, the Company has sufficient unused debt capacity, including a $150.0 million line of credit and $245.0 million remaining from the $300.0 million Shelf Registration previously mentioned, to finance its ongoing capital requirements and to take advantage of acquisition opportunities.

INFLATION

       Management does not consider its business as a whole to be subject to significant effects of inflationary pressures. Because of the diverse geographic distribution of the Company's operations, the high inflation in certain countries in which the Company operates is not considered to create an unacceptable risk to conducting business worldwide.

                                                                           26/27

Consolidated Statements of Income
Ferro Corporation and subsidiaries

                                                          (dollars in thousands except per share data)
Years ended December 31                                         1998          1997           1996
---------------------------------------------------------------------------------------------------------------------------
NET SALES                                                   $1,361,844      1,381,280     1,355,685

Cost of sales                                                  997,583      1,028,069     1,023,401
Selling, administrative and general expense                    235,155        233,674       226,518
Realignment charge                                                  --        152,790            --
Other charges (income):
   Interest expense                                             15,284         12,163        13,031
   Interest earned                                              (2,936)        (2,286)       (2,528)
   Foreign currency transactions                                  (944)        (2,246)         (812)
   Miscellaneous - net                                           7,221          7,586         7,868
----------------------------------------------------------------------------------------------------
                                                                18,625         15,217        17,559
----------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES                                     110,481        (48,470)       88,207
Income tax expense (benefit)                                    41,199        (11,193)       33,621
----------------------------------------------------------------------------------------------------
Net income (loss)                                               69,282        (37,277)       54,586
Dividend on preferred stock, net of tax                          3,789          3,757         3,735
----------------------------------------------------------------------------------------------------
NET INCOME (LOSS) AVAILABLE TO
COMMON SHAREHOLDERS                                         $   65,493        (41,034)       50,851
----------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
   Basic earnings (loss)                                    $     1.80          (1.08)         1.29
   Diluted earnings (loss)                                        1.67          (1.08)         1.21
======================================================================================================



See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Ferro Corporation and subsidiaries

                                                                             (dollars in thousands)
December 31                                                                    1998           1997
---------------------------------------------------------------------------------------------------------------------------
Assets
CURRENT ASSETS
   Cash and cash equivalents                                                 $ 12,185        16,337
   Accounts and trade notes receivable after deduction of
     $9,737 in 1998 and $8,280 in 1997 for possible losses                    249,771       232,927
   Inventories                                                                140,970       127,175
   Other current assets                                                        53,967        50,591
----------------------------------------------------------------------------------------------------
     Total current assets                                                     456,893       427,030
OTHER ASSETS
   Unamortized intangibles                                                     50,617        54,355
   Miscellaneous other assets                                                  67,603        64,114
----------------------------------------------------------------------------------------------------
     Total other assets                                                       118,220       118,469
PROPERTY, PLANT AND EQUIPMENT
   Land                                                                        14,583        13,545
   Buildings                                                                  140,117       128,486
   Machinery and equipment                                                    486,944       419,150
----------------------------------------------------------------------------------------------------
                                                                              641,644       561,181
   Less accumulated depreciation and amortization                             367,592       321,001
----------------------------------------------------------------------------------------------------
     Net plant and equipment                                                  274,052       240,180
----------------------------------------------------------------------------------------------------
     Total assets                                                            $849,165       785,679
----------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity
CURRENT LIABILITIES
   Notes and loans payable                                                   $ 30,987        23,269
   Accounts payable                                                           105,932       109,958
   Income taxes                                                                 4,006         6,563
   Accrued payrolls                                                            19,762        17,501
   Accrued expenses/other current liabilities                                 121,869       120,416
----------------------------------------------------------------------------------------------------
     Total current liabilities                                                282,556       277,707
OTHER LIABILITIES
   Long-term liabilities, less current portion                                156,283       102,020
   ESOP loan guarantee                                                          4,067        13,815
   Postretirement liabilities                                                  45,426        44,462
   Other non-current liabilities                                               77,572        74,524
SHAREHOLDERS' EQUITY
   Serial convertible preferred stock, without par value.
     Authorized 2,000,000 shares; 1,520,215 shares issued                      70,500        70,500
   Guaranteed ESOP obligation                                                  (4,067)      (13,815)
   Common stock, par value $1 per share.
     Authorized 300,000,000 shares; 47,323,053 shares issued                   47,323        47,323
   Paid-in capital                                                              7,954         1,908
   Retained earnings                                                          453,265       405,768
   Accumulated other comprehensive income                                     (44,927)      (54,403)
   Other                                                                       (6,758)       (4,998)
----------------------------------------------------------------------------------------------------
                                                                              523,290       452,283
   Less cost of treasury stock:
     Common - 11,995,955 shares-1998 and 9,999,844 shares-1997                226,076       167,974
     Preferred - 300,881 shares-1998 and 240,592 shares-1997                   13,953        11,158
----------------------------------------------------------------------------------------------------
       Total shareholders' equity                                             283,261       273,151
   Commitments and contingencies                                                   --            --
----------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                          $849,165       785,679
----------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.


                                                                           28/29

Consolidated Statements of Shareholders' Equity
Ferro Corporation and subsidiaries

Years ended December 31                                                                        (dollars in thousands)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                 Accumulated  Common   Preferred           Total
                                              Guaranteed                          other com-  stock     stock              share-
                                    Preferred   ESOP      Common Paid-in Retained prehensive  held in   held in            holders'
                                      stock   obligation  stock  capital earnings  income(b) treasury  treasury   Other    equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1995                    $70,500    (30,470)  31,549  13,237  427,611    (23,909)  (97,626)   (6,480)  (2,262)  382,150
 Comprehensive income
  Net income                                                               54,586                                            54,586
  Other comprehensive income
    (loss), net of tax(a)
     Foreign currency
      translation adjustment                                                          (3,728)                                (3,728)
     Minimum pension
      liability adjustment                                                              (167)                                  (167)
   Other comprehensive income (loss)                                                                                         (3,895)
 Comprehensive income                                                                                                        50,691
 Cash dividends:
  Common                                                                  (15,311)                                          (15,311)
  Preferred                                                                (4,408)                                           (4,408)
 Federal tax benefits                                                         699                                               699
 Transactions involving benefit plans             7,878              870                         4,285      (658)  (1,468)   10,907
 Purchase of treasury stock                                                                    (39,254)   (1,270)           (40,524)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1996                    $70,500    (22,592)  31,549  14,107  463,177    (27,804) (132,595)   (8,408)  (3,730)  384,204
 Comprehensive income (loss)
  Net income (loss)                                                       (37,277)                                          (37,277)
  Other comprehensive income
    (loss), net of tax(a)
     Foreign currency
      translation adjustment                                                         (27,467)                               (27,467)
     Minimum pension
      liability adjustment                                                               868                                    868
   Other comprehensive income (loss)                                                                                        (26,599)
 Comprehensive income (loss)                                                                                                (63,876)
 Cash dividends:
  Common                                                                  (16,428)                                          (16,428)
  Preferred                                                                (4,229)                                           (4,229)
 Federal tax benefits                                                         525                                               525
 Transactions involving benefit plans             8,777            3,589                         7,871    (2,750)  (1,268)   16,219
 Three-for-two stock split                                15,774 (15,788)                                                       (14)
 Purchase of treasury stock                                                                    (43,250)                     (43,250)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1997                    $70,500    (13,815)  47,323   1,908  405,768    (54,403) (167,974)  (11,158)  (4,998)  273,151
 Comprehensive income
  Net income                                                               69,282                                            69,282
  Other comprehensive income
   (loss), net of tax(a)
     Foreign currency
      translation adjustment                                                          11,005                                 11,005
     Minimum pension
      liability adjustment                                                            (1,529)                                (1,529)
  Other comprehensive income (loss)                                                                                           9,476
 Comprehensive income                                                                                                        78,758
 Cash dividends:
  Common                                                                  (18,072)                                          (18,072)
  Preferred                                                                (4,038)                                           (4,038)
 Federal tax benefits                                                         325                                               325
 Transactions involving benefit plans             9,748            6,046                         6,082    (2,795) ( 1,760)   17,321
 Purchase of treasury stock                                                                    (64,184)                     (64,184)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
DECEMBER 31, 1998                    $70,500     (4,067)  47,323   7,954  453,265    (44,927) (226,076)  (13,953)  (6,758)  283,261
-----------------------------------------------------------------------------------------------------------------------------------

(a) Income tax benefits related to the components of other comprehensive income (loss) were $679, $340 and $248 in 1998, 1997 and 1996, respectively.
(b) Accumulated translation adjustments were $(40,766), $(51,771), $(24,304) and $(20,576) and accumulated minimum pension liability adjustments were $(4,161), $(2,632), $(3,500) and $(3,333) at December
         31, 1998, 1997, 1996 and 1995, respectively.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Ferro Corporation and subsidiaries

                                                                     (dollars in thousands)
Years ended December 31                                          1998          1997           1996
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                             $ 69,282        (37,277)       54,586
   Adjustments to reconcile net income (loss) to net cash
   provided by operating activities
     Depreciation and amortization                              43,122         44,975        49,635
     Change in deferred income taxes                             4,652        (48,823)       (2,575)
     Realignment charge                                             --        152,790            --
     Changes in current assets and liabilities,
     net of effects of acquisitions
       Accounts and trade notes receivable                     (14,687)        (1,119)       13,297
       Inventories                                             (13,357)        23,544         2,169
       Other current assets                                       (902)       (10,939)       (8,901)
       Accounts payable                                         (5,290)        (2,238)       (1,218)
       Accrued expenses and other current liabilities           (3,037)        11,414         2,386
     Other operating activities                                    248         (2,044)        2,193
-----------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                       80,031        130,283       111,572
CASH FLOW FROM INVESTING ACTIVITIES
     Proceeds from sale of equipment                             2,298          2,709           933
     Capital expenditures for plant and equipment              (60,274)       (45,129)      (46,655)
     Proceeds from divestitures                                    562          4,623         6,049
     Acquisition of companies, net of cash acquired             (4,146)           --        (13,345)
     Transactions with affiliated companies                       (315)           --            830
     Other investing activities                                    303          1,250          (704)
-----------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                         (61,572)       (36,547)      (52,892)
CASH FLOW FROM FINANCING ACTIVITIES
     Net borrowings (payments) under short-term lines            7,718        (25,290)       (3,878)
     Proceeds from long-term debt                               54,297            760         2,626
     Principal payments on long-term debt                       (1,254)        (1,938)       (1,533)
     Proceeds from sale of stock                                 5,084          4,801         2,069
     Purchase of treasury stock                                (64,184)       (43,250)      (40,524)
     Cash dividends paid to minority shareholders of subsidiaries (590)        (1,560)         (646)
     Cash dividends paid                                       (22,110)       (20,657)      (19,719)
-----------------------------------------------------------------------------------------------------
NET CASH USED FOR FINANCING ACTIVITIES                         (21,039)       (87,134)      (61,605)
Effect of exchange rate changes on cash                         (1,572)        (4,291)          256
-----------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (4,152)         2,311        (2,669)
Cash and cash equivalents at beginning of period                16,337         14,026        16,695
-----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $12,185         16,337        14,026
=====================================================================================================
CASH PAID DURING THE PERIOD FOR
   Interest                                                    $13,879          8,473        11,927
   Income taxes                                                $40,909         36,917        35,026

See accompanying notes to consolidated financial statements.


                                                                          30/31

Notes to Consolidated Financial Statements
Ferro Corporation and subsidiaries


Years ended December 31, 1998, 1997 and 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

       Ferro Corporation is a worldwide producer of performance materials for manufacturers. Ferro produces a variety of coatings, chemicals and plastics by utilizing organic and inorganic chemistry. The Company's materials are used extensively in the markets of building and renovation, major appliances, household furnishings, transportation and industrial products. Ferro's products are sold principally in the United States and Europe; however, operations extend to the Latin America and Asia-Pacific regions.

PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include the accounts of the Company and all of its subsidiaries after elimination of significant intercompany accounts, transactions and profits.

       Certain amounts in the 1997 and 1996 financial statements and the accompanying notes have been reclassified to conform to the 1998 presentation.

       Financial results for acquisitions are included in the consolidated financial statements from the date of acquisition.

TRANSLATION OF FOREIGN CURRENCIES

       Except for international companies whose functional currency is the U.S. dollar, financial statements of international companies are translated to U.S. dollar equivalents at the following exchange rates: (1) balance sheet accounts at year-end rates; (2) income statement accounts at exchange rates weighted by the monthly volume of transactions occurring during the year. Translation gains or losses are recorded in shareholders' equity as a component of accumulated other comprehensive income, and transaction gains and losses are reflected in net income.

       The U.S. dollar is the functional currency of the Company's operations in Indonesia, Mexico and Venezuela due to the high inflation experienced in those countries. Translation and transaction gains or losses for these operations are reflected in net income.

CASH EQUIVALENTS

       Cash equivalents consist of highly liquid instruments with a maturity of three months or less and are carried at cost, which approximates market value.

MARKETABLE SECURITIES

       Marketable securities consist of highly liquid investments carried at cost, which approximates market value.

RISK MANAGEMENT DERIVATIVES

       Derivatives primarily consist of foreign-currency forward exchange contracts and foreign-currency options. Gains and losses related to qualifying hedges of firm commitments are deferred and are recognized as adjustments of carrying amounts when the hedged transaction occurs. Gains and losses on derivative financial instruments that do not qualify as hedges are recognized as foreign currency transaction gains or losses. Premiums paid on purchased options are deferred and amortized over the life of the option.

NEW ACCOUNTING PRONOUNCEMENTS

       During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," standardizing disclosure requirements. The Statement was effective for years beginning after December 15, 1997. The Company adopted the Statement effective with the year ending December 31, 1998.

       During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company adopted the Statement effective with the quarter ending March 31, 1998.

       During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which provides that public enterprises report certain information about business segments in complete sets of financial statements and information concerning products and services, geographic areas in which they operate and major customers. The Company adopted this Statement effective with the year ending December 31, 1998.

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

LONG-LIVED ASSETS

       In the case of goodwill and other intangibles, the excess cost over equity in net assets of acquired companies is being amortized over periods benefited, with the most extended period being 40 years. Accumulated amortization was $25.9 million and $21.5 million at December 31, 1998 and 1997, respectively.

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

       Buildings                       20 to 40 years
       Machinery and equipment          5 to 15 years

       In 1997, under the provisions of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company recognized an impairment loss in the pre-tax amount of $55.7 million as part of the realignment charge for plant and equipment at certain domestic and international facilities which will be closed or sold.

ENVIRONMENTAL COSTS

       The Company expenses recurring costs associated with control and disposal of hazardous materials in current operations. Costs associated with the remediation of environmental pollution are accrued when it becomes probable that a liability has been incurred and the costs can be reasonably estimated.

INCOME TAXES

       Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

EARNINGS PER SHARE

       Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share reflect the potential dilution of earnings per share assuming that certain stock options whose exercise price is less than the average market price of the stock are exercised and that convertible preferred shares are converted into common shares.

2. REALIGNMENT CHARGE

       In 1997, the Company recorded a $152.8 million pre-tax charge associated with a plan to significantly reduce the Company's cost base and allocate resources to strategies designed to foster profitable growth. The three-year plan provided for consolidation of worldwide manufacturing facilities and reduction in work force levels. Items included in the charge consisted of the write-off of certain long-lived assets totaling $88.9 million, including goodwill of $33.2 million, termination benefits of $45.3 million for work force reductions, and $18.6 million for facility closure and other costs. Work force reductions through the end of 1998 were approximately 500 persons. Cash payments were $15.6 million and $4.2 million, of which $14.1 million and $3.9 million were for termination costs in 1998 and 1997, respectively. The remaining accrued balance is $40.7 million, which is expected to be utilized over the remaining 18 months of the three-year plan period.

3. INVENTORIES

       The portion of inventories valued on a LIFO basis at December 31, 1998 and 1997 is as follows:

                                         1998       1997
---------------------------------------------------------
United States                             52%       51%
Outside the United States                  9         9
Consolidated                              27        26
=========================================================

       If the FIFO method of inventory valuation had been used exclusively by the Company, inventories would have been $14.5 million and $14.4 million higher than reported at December 31, 1998 and 1997, respectively.

       Inasmuch as certain of the inventory costs are determined by use of the LIFO dollar value method (under which the raw materials, work in process and finished goods are included in one pool), it is impracticable to separate LIFO inventory values among raw materials, work in process and finished goods.

                                                                           32/33

4. FINANCING AND LONG-TERM LIABILITIES

       Long-term liabilities at December 31, 1998 and 1997 are as follows:

(dollars in thousands)                 1998       1997
------------------------------------------------------------
Parent Company:
   Unsecured:
     Debentures, 7.125%, due 2028    $ 54,385        --
     Debentures, 7.625%, due 2013      24,808    24,801
     Debentures, 8.0%, due 2025        49,388    49,364
     Debentures, 7.375%, due 2015      24,939    24,936
     Software lease obligation            368        --
   Secured:
     Mortgages, 7.207%
       payable to 2017                      --        74
Subsidiary Companies:
   Unsecured:
     Notes payable, 0.0% to 13.0%
       payable to 2003                    784     1,482
   Secured:
     Mortgages, 0.0% to 12.5%
       payable to 2002                  2,721     2,263
------------------------------------------------------------
                                      157,393   102,920
Less current portion(a)                 1,110       900
------------------------------------------------------------
Total                                $156,283   102,020
============================================================

(a) Included in notes and loans payable.

       The aggregate principal payments on long-term indebtedness for the next five years are as follows: (dollars in thousands)

 1999         2000         2001         2002       2003
---------------------------------------------------------
 1,110          745         537          507         --
==========================================================


       At December 31, 1998, $2.7 million of long-term indebtedness was secured by property, equipment and certain other assets with a net book value approximating $3.5 million.

       In 1993, the Company issued $25.0 million 75/8% debentures under the 1992 Shelf Registration. These debentures mature in the year 2013, and the fair market value was approximately $27.7 million at December 31, 1998.

       In 1995, the Company issued $50.0 million 8% debentures under the 1992 Shelf Registration. These debentures mature in the year 2025, and the fair market value was approximately $53.6 million at December 31, 1998.

       In 1995, the Company issued $25.0 million 73/8% debentures under the 1992 Shelf Registration. These debentures mature in the year 2015, and the fair market value was approximately $26.9 million at December 31, 1998. This issuance exhausted the $100.0 million Shelf Registration filed in 1982.

       In 1995, the Company filed a $300.0 million Shelf Registration with the Securities and Exchange Commission. This registration will enable the Company to offer, separately or together, debt securities, common stock and/or preferred stock, warrants, stock purchase contracts, depositary shares and stock purchase units. Proceeds would be used for general corporate purposes.

         In 1998, the Company issued $55.0 million 71/8% debentures under the 1995 Shelf Registration. These debentures mature in the year 2028, and the fair market value was approximately $54.9 million at December 31, 1998.

       The Company has a five-year revolving credit agreement in the amount of $150.0 million, which matures on August 1, 2003. The agreement permits the maturity date to be extended for one year with the consent of the parties. Interest on revolving credit borrowings is payable at floating prime or lower rates based on Company options. There is a commitment fee of 3/16% per year. At December 31, 1998, the Company had no outstanding borrowing under this agreement.

       There are no covenants in the revolving credit agreement which significantly limit the dividend payment capability of the Company, and the Company does not expect to include any such covenants in future offerings under the Shelf Registration. In addition, there are no significant restrictions on the payment of dividends by the subsidiaries and affiliates of the Company.

       In 1989, the Company created an Employee Stock Ownership Plan (ESOP). The ESOP borrowed $63.5 million at an interest rate of 8.5% and $7.0 million at an adjustable interest rate in 10-year loans guaranteed by the Company. Interest paid by the ESOP totaled $0.9 million, $1.7 million and $2.4 million in 1998, 1997 and 1996, respectively. The Company has reflected the guaranteed ESOP borrowings as a loan guarantee on its balance sheet with a like amount of "Guaranteed ESOP Obligation" recorded as a reduction of shareholders' equity. As the Company and its employees make contributions to the ESOP, these contributions, plus the dividends paid on the Company's preferred stock held by the ESOP, are used to service the borrowings. As the principal amounts of the loans are repaid, the "Guaranteed ESOP Obligation" is reduced accordingly.

       Capitalized interest was $0.6 million, $0.5 million and $0.6 million in 1998, 1997 and 1996, respectively.

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

       Information pertaining to these stock options is shown below:

                           1998         1997       1996
-----------------------------------------------------------
Shares granted               642,935    682,942    584,273
   Average option price       $23.58      19.56      15.91
Shares exercised             277,139    379,149     79,536
   Average option price       $12.96      11.18       8.63
Shares which became
   exercisable               461,739    363,454    241,341
   Average option price       $18.29      17.85      19.02
Shares unexercised
   at year-end             2,820,764  2,478,641  2,200,199
Option price range
   per share                   $8.89       8.89       6.52
                           to $29.25   to 22.67   to 22.67
Shares cancelled              23,673     25,304     23,224
Shares available
   for granting
   future options          1,377,273  1,996,535  2,654,174
===========================================================

       Significant option groups outstanding at December 31, 1998 and the related weighted-average price for the exercisable options and remaining life information are as follows:

                Options Outstanding   Options Exercisable
----------------------------------------------------------
 Range of             Average   Remain-          Average
   exercise          exerciseing average         exercise
    prices  Shares     pricelife (years) Shares   price
---------------------------------------------------------
$26-30       33,500   $28.60     10       --       $--
 22-26      745,045    22.96      8     139,500   22.67
 18-22      982,602    19.82      7     863,486   20.42
 10-18      976,488    15.65      5     652,131   15.56
  8-10       83,129     8.89      2      83,129    8.89
---------------------------------------------------------
$ 8-30    2,820,764   $18.99      7   1,738,246  $18.23
=========================================================

       All options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The weighted-average fair market value at date of grant for options granted during 1998, 1997 and 1996 were $8.16, $6.89 and $6.18 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted-average assumptions:


                              1998      1997     1996
---------------------------------------------------------
Expected life (years)         8.5       8.5       10
Interest rate                5.85%     5.84%    6.25%
Volatility                  25.25     25.25    26.40
Dividend yield               1.88      1.88     1.92
---------------------------------------------------------

       On a pro forma basis, had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts shown below:

                                1998      1997       1996
-------------------------------------------------------------
Net income (loss)
   as reported                 $69,282   (37,277)   54,586
Net income (loss)
   pro forma                    67,013   (39,138)   53,770
Income (loss) per share
   (diluted) as reported        $ 1.67     (1.08)     1.21
Income (loss) per share
   (diluted) pro forma            1.61     (1.13)     1.19
=============================================================

       The pro forma effects on net income (loss) are not representative of the pro forma effects on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1996.

         The Company maintains a performance share plan whereby awards, expressed as shares of common stock of the Company, are earned only if the Company meets specific performance targets over a three-year period. The plan pays 50% cash and 50% common stock for the value of any earned performance shares. Performance share awards in the amount of 832,007 shares, 601,802 shares and 243,479 shares were outstanding at the end of 1998, 1997 and 1996, respectively. The Company accrues amounts based on performance reflecting the value of cash and common stock, which is anticipated to be earned. The effect of the plan was to reduce income by $3.5 million, $2.7 million and $0.6 million in 1998, 1997 and 1996, respectively.

       The ESOP provides for the Company to match eligible employee pre-tax savings. Amounts expensed under the ESOP were $3.5 million, $3.3 million and $2.9 million in 1998, 1997 and 1996, respectively.

6. CAPITAL STOCK

       In 1989, Ferro issued 1,520,215 shares of 7% Series A ESOP Convertible Preferred Stock to National City Bank, trustee for the Ferro ESOP. The shares were issued at a price of $46.375 per share for a total consideration of $70.5 million. Each share of ESOP convert-

34/35
ible preferred stock is convertible into 2.5988 shares of common stock. As the loans are repaid by the trustee, preferred shares are allocated to participating individual employee accounts. The Company is required to repurchase at the original issue price, for cash or common stock at the Company's option, the preferred shares allocated to an employee's ESOP account upon distribution of such account to the employee unless such shares have been converted to common stock. Each preferred share carries one vote, voting together with the common stock on most matters.

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

       The Company purchased 2,595,482 shares of common stock in 1998 at an aggregate cost of $64.2 million; 1,346,627 shares of common stock in 1997 at an aggregate cost of $43.3 million; and 1,455,015 shares of common stock in 1996 at an aggregate cost of $39.3 million. At December 31, 1998, the Company had remaining authorization to acquire 2,967,912 shares under the then current treasury stock purchase program.

       The Company maintains a Shareholder Rights Plan ("the Plan") whereby, until the occurrence of certain events, each share of the outstanding common stock represents ownership of one right (Right). The Rights become exercisable only if a person or group acquires 20% or more of the Company's common stock (10% under certain circumstances) or commences a tender or exchange offer upon consummation of which such person or group would control 20% or more of the common shares or is declared an Adverse Person (as defined in the Plan) by the Board of Directors. The Rights, which do not have the right to vote or receive dividends, expire on April 8, 2006. Rights may be redeemed by the Company at $0.03 1/3 per Right at any time until the 15th day following public announcement that a person or group has acquired 20% or more of the voting power, unless such period is extended by the Board of Directors while the Rights are redeemable.

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

7. EARNINGS PER SHARE COMPUTATION

       Information concerning the calculation of basic and diluted earnings per share (EPS) is shown below:

(in thousands, except EPS)    1998      1997       1996
-----------------------------------------------------------
Basic EPS
Computation
Numerator:
   Net income (loss)
     available              $65,493   (41,034)   50,851
Denominator:
   Weighted-average
     common shares
     outstanding             36,419    38,132    39,507
-----------------------------------------------------------
Basic EPS                   $  1.80     (1.08)     1.29
-----------------------------------------------------------

Diluted EPS
Computation
Numerator:
   Net income (loss)
     available              $65,493   (41,034)   50,851
   Convertible
     preferred stock          2,205        (a)    1,862
   Net income (loss)
     assuming
     conversion             $67,698   (41,034)   52,713
Denominator:
   Weighted-average
     common shares
     outstanding             36,419    38,132    39,507
   Convertible
     preferred stock          3,247        (a)    3,528
   Options                      813        (a)      382
   Total shares              40,479    38,132    43,417
-----------------------------------------------------------
Diluted EPS                 $  1.67     (1.08)     1.21
===========================================================

(a) Use basic EPS since conversion of preferred shares and options would be anti-dilutive.

8. ACQUISITIONS AND DIVESTITURES

         In May 1998, the Company acquired the assets of Ningbo Powder Coatings Company Ltd., located in the People's Republic of China. This transaction was not material to Ferro.

         In March 1998, the Company sold a majority of its shares in Ferro Ecuatoriana S.A., located in Ecuador. The results of this operation were not material to Ferro.

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

         In October 1996, the Company sold the
dispersions portion of Synthetic Products Company (Synpro) acquired in October 1995 from Cookson Group plc. The Company also sold two small plastics operations located in Canada. The results of these operations were not material to Ferro.

       The Company sold or closed operations representing annual sales of $1.7 million, $16.8 million, and $31.3 million in 1998, 1997 and 1996, respectively.

9. CONTINGENT LIABILITIES

       In 1994, the Company's Keil Chemical Division (Keil) settled an enforcement proceeding brought by the Indiana Department of Environmental Management (IDEM) concerning air emissions from Keil's Pyro-Chek(R) process. The settlement was in the form of an Agreed Order with IDEM. The Agreed Order confirmed the Company's plans to install additional controls and imposed certain aggregate limitations on air emissions from the Pyro-Chek(R) production process while the Company applied for and obtained a construction and operating permit for the existing air source. The control equipment was installed, but the Company has had a continuing disagreement with the agency over whether it has been in compliance with the Agreed Order, including which methods should be used to demonstrate compliance.

       In November 1998, IDEM filed suit in Indiana state court seeking to shut down operation of the
Pyro-Chek(R) process. At a hearing held on December 4, 1998, the court denied IDEM's request for a preliminary injunction, and later dismissed the claim for a permanent injunction on grounds that the dispute arising out of the Agreed Order should be addressed before the Indiana Office of Environmental Adjudication. The day before this hearing, IDEM denied Keil's application for a permit for air emissions for the Pyro-Chek(R) process. The Company appealed IDEM's denial of Keil's permit application to the Indiana Office of Environmental Adjudication.

       On December 29, 1998, IDEM wrote to the Company alleging that because Keil is in violation of the Agreed Order, operation of the Pyro-Chek(R) process is prohibited, and that the Company will be subject to fines of up to $25,000 for each day of continued operation. The Company filed a petition for review before the Indiana Office of Environmental Adjudication seeking to confirm that operation of the Pyro-Chek(R) process has been and remains in compliance with the Agreed Order.

       A hearing date has not yet been scheduled for either petition before the Indiana Office of Environmental Adjudication. Accordingly, the Company is unable at this time to determine if any potential liability exists, and if it does, cannot estimate what that liability may be. If the State of Indiana were to prevail on all of its claims, it could have a material adverse effect on the operating results and financial condition of the Company.

       There are also pending against the Company and its consolidated subsidiaries various other lawsuits and claims. In the opinion of management, the ultimate liabilities resulting from such other lawsuits and claims will not materially affect the consolidated financial position or results of operations or liquidity of the Company.

10. RESEARCH AND DEVELOPMENT EXPENSE

       Amounts expended for development or significant improvement of new and/or existing products, services and techniques approximated $29.4 million, $26.6 million and $23.8 million in 1998, 1997 and 1996, respectively.

                                                                           36/37

11. RETIREMENT BENEFITS

       Information concerning the pension and other postretirement benefit plans of the Company and consolidated subsidiaries is as follows:

                                                                      Pension Benefits        Other Benefits
---------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                               1998        1997       1998           1997
---------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                          $242,733     220,893    $  35,253         38,284
Service cost                                                        7,363       6,658          777            671
Interest cost                                                      16,808      16,118        2,515          2,479
Amendments                                                            347          68           --             --
Effect of curtailment gain (loss)                                    (737)         --           --             --
Plan participants' contributions                                      468         484           --             --
Benefits paid                                                     (11,206)    (10,504)      (1,822)        (1,881)
Actuarial loss (gain)                                              21,873      20,406        1,747         (4,300)
Exchange rate effect                                                2,644     (11,390)          --             --
----------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                 280,293     242,733       38,470         35,253
----------------------------------------------------------------------------------------------------------------------

Change in plan assets
Fair value of plan assets at beginning of year                    220,575     200,955           --             --
Actual return on plan assets                                       21,702      33,015           --             --
Employer contribution                                               3,516       3,351        1,822          1,881
Plan participants' contributions                                      468         484           --             --
Benefits paid                                                     (11,206)    (10,504)      (1,822)        (1,881)
Exchange rate effect                                                2,981      (6,726)          --             --
----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                          238,036     220,575           --             --
----------------------------------------------------------------------------------------------------------------------

Funded status                                                     (42,257)    (22,158)     (38,470)       (35,253)
Unrecognized net actuarial loss                                     8,703      (9,822)      (6,255)        (8,331)
Unrecognized prior service cost                                     7,194       8,592         (701)          (878)
----------------------------------------------------------------------------------------------------------------------
Net amount recognized                                           $ (26,360)    (23,388)    $(45,426)       (44,462)
=========================================================================================================================

Amounts recognized in the statement of financial position consist of:
     Prepaid benefit cost                                         $ 3,099       1,396     $     --             --
     Accrued benefit liability                                    (39,971)    (33,420)     (45,426)       (44,462)
     Intangible asset                                               4,111       4,587           --             --
     Accumulated other comprehensive income                         6,401       4,049           --             --
----------------------------------------------------------------------------------------------------------------------
Net amount recognized                                           $ (26,360)    (23,388)    $(45,426)       (44,462)
----------------------------------------------------------------------------------------------------------------------

Weighted-average assumptions as of December 31
Discount rate                                                        6.50%       7.08%        6.84%          7.33%
Expected return on plan assets                                       8.10%       8.38%         N/A            N/A
Rate of compensation increase                                         4.1%        4.2%         N/A            N/A
=========================================================================================================================

       For measurement purposes, a 7.81% increase in the cost of covered health care benefits was assumed for 1999, gradually decreasing to 4% for 2015 and later years.

                                                  Pension Benefits                          Other Benefits
---------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                      1998         1997        1996            1998         1997        1996
---------------------------------------------------------------------------------------------------------------------
Components of net periodic cost
Service cost                              $  7,363      6,658       6,477           $  777         671         715
Interest cost                               16,808     16,118      15,526            2,515       2,479       2,820
Expected return on plan assets             (18,208)   (16,513)    (15,791)              --          --         --
Amortization of prior service cost           1,278      1,276       1,209             (177)       (177)       (177)
Net amortization and deferral                 (282)      (336)       (327)            (330)       (507)        (15)
Curtailment effect                            (609)        --          --               --          --          --
---------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                 $  6,350      7,203       7,094           $2,785       2,466       3,343
======================================================================================================================

       Costs for defined contribution pension plans were $0.6 million in 1998, 1997 and 1996.

       The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $42.2 million, $40.7 million and $16.2 million, respectively, as of December 31, 1998, and $34.3 million, $33.1 million and $12.2 million, respectively, as of December 31, 1997.

       A one-percentage point change in assumed health care cost trend rates would have the following effect:

                           1-Percentage 1-Percentage
(dollars in thousands)    Point Increase  Point Decrease
----------------------------------------------------------
Effect on total of service
   and interest cost
   component                  $  246            (224)
Effect on postretirement
   benefit obligation         $3,030          (2,756)
----------------------------------------------------------


12. INCOME TAX EXPENSE
       Income tax expense (benefit) is comprised of the following components:

(dollars in thousands)        1998      1997       1996
----------------------------------------------------------
Current:
   U.S. federal             $19,583    21,958    18,641
   Foreign                   20,753    14,354    12,968
   State and local            3,416     3,758     3,345
----------------------------------------------------------
                             43,752    40,070    34,954
----------------------------------------------------------
Deferred:
   U.S. federal              (1,381)  (25,173)     (588)
   Foreign                     (774)  (21,908)     (663)
   State and local             (398)   (4,182)      (82)
----------------------------------------------------------
                             (2,553)  (51,263)   (1,333)
Total income tax            $41,199   (11,193)   33,621
----------------------------------------------------------

        In addition to the 1998 income tax expense of $41,199, certain tax benefits of $2.2 million were allocated directly to shareholders' equity.

        The above taxes are based on earnings before income taxes. These earnings (losses) aggregated $60.7 million, $(14.5) million and $53.7 million for domestic operations and $49.8 million, $(34.0) million and $34.5 million for foreign operations in 1998, 1997 and 1996, respectively.

        A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                               1998      1997      1996
---------------------------------------------------------
Statutory federal income
   tax rate                    35.0%    (35.0)     35.0
Realignment charge              --        7.2        --
Foreign tax rate difference     2.3       1.6       0.4
U.S. taxes on dividends
   from subsidiaries            0.4       1.4       0.9
Foreign sales corporation      (1.0)     (0.3)       --
State and local taxes
   net of federal               1.8       3.9       2.4
Miscellaneous                  (1.2)     (1.9)     (0.6)
---------------------------------------------------------
Effective tax rate             37.3%    (23.1)     38.1
=========================================================

                                                                           38/29

       The components of deferred tax assets and liabilities at December 31 were:

(dollars in thousands)                 1998       1997
---------------------------------------------------------
Deferred tax assets:
   Realignment reserves               $24,434    31,865
   Pension and other
     benefit programs                  29,502    25,466
   Accrued liabilities                  5,680     6,577
   Net operating loss carryforwards     8,342     8,628
   Inventories                          3,730     4,342
   Other                               11,409    10,117
--------------------------------------------------------
Total deferred tax assets             $83,097    86,995
--------------------------------------------------------
Deferred tax liabilities:
   Property and equipment -
     depreciation and amortization     14,211    11,143
   Other                                   --       111
--------------------------------------------------------
Total deferred tax liabilities        $14,211    11,254
--------------------------------------------------------
Net deferred tax asset before
   valuation allowance                 68,886    75,741
Valuation allowance                    (6,475)   (8,678)
--------------------------------------------------------
Net deferred tax asset                $62,411    67,063
========================================================

       At December 31, 1998, the Company's foreign subsidiaries had deferred tax assets relating to net operating loss carryforwards for income tax purposes of $8.3 million that expire in years 1999 through 2002, and in three instances have no expiration period. For financial reporting purposes, a valuation allowance of $1.8 million has been recognized to offset the deferred tax assets relating to the net operating loss carryforwards.

       In connection with the 1997 realignment charge, a valuation allowance in the amount of $4.7 million has been recognized to offset the deferred tax assets relating to the realignment charge.

       Of the total deferred tax assets, $32.3 million and $34.0 million were classified as current at December 31, 1998 and 1997, respectively.

        Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $99.7 million. Deferred income taxes are not provided on these earnings as it is intended that the majority of these earnings are indefinitely invested in these entities.

13. REPORTING FOR SEGMENTS

       Effective for the year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," requiring that companies disclose segment data based on how management makes resource allocation decisions and evaluates segment operating performance.

       In applying the Statement, the Company considered its operating and management structure and the types of information subject to regular review by its "chief operating decision maker." On this basis, the Company's reportable segments include Coatings, Chemicals and Plastics. The segment disclosures are presented on this new basis for 1998, as well as retroactively. The Coatings segment is an aggregation of the Company's Ceramics and Colorants and Industrial Coatings operating segments.

       Principal products from which the Coatings segment derives its revenues are ceramic glaze coatings, inorganic color, powder and porcelain enamel coatings. The Chemicals segment generates its revenues through the sale of polymer and petroleum additives as well as industrial specialties. Revenues for the Plastics segment result primarily from the sale of plastic colorants and filled and reinforced plastics.

       The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 1). The Company measures segment profit for internal reporting purposes as net operating profit before interest and tax. Excluded from net operating profit are such items as realignment charges and unallocated corporate expenses. A complete reconciliation of segment income to consolidated income before tax is presented below.

       Sales to external customers are presented in the following chart. Intersegment sales are not material.

(dollars in millions)       1998       1997        1996
-----------------------------------------------------------
Net sales
   Coatings                  $  817.8     815.4     781.0
   Chemicals                    305.3     328.0     336.7
   Plastics                     238.7     237.9     238.0
-----------------------------------------------------------
     Total                   $1,361.8   1,381.3   1,355.7
===========================================================

Income and reconciliation to income (loss) before taxes follows:
                             1998       1997       1996
-----------------------------------------------------------
   Coatings                    $ 89.3      84.2      78.7
   Chemicals                     36.4      32.4      26.7
   Plastics                      22.2      18.1      15.8
-----------------------------------------------------------
     Segment income             147.9     134.7     121.2
   Unallocated expenses          18.7      15.1      15.4
   Realignment charge           --        152.8      --
   Interest expense              15.3      12.2      13.0
   Interest earned               (2.9)     (2.3)     (2.5)
   Foreign currency              (0.9)     (2.2)     (0.8)
   Miscellaneous-net              7.2       7.6       7.9
-----------------------------------------------------------
     Income (loss)
       before taxes            $110.5     (48.5)     88.2
===========================================================

       Unallocated expenses consist primarily of corporate costs. Had realignment costs been charged to segments, 1997 segment income would have been reduced by $70.6 million in Coatings, $52.6 million in Chemicals and $18.4 million in Plastics.

                             1998       1997       1996
---------------------------------------------------------
Depreciation &
   amortization
     Coatings                  $ 25.7      25.8      27.1
     Chemicals                   10.8      12.2      14.4
     Plastics                     4.6       5.2       6.1
---------------------------------------------------------
       Segment depreciation
         and amortization        41.1      43.2      47.6
     Other                        2.0       1.8       2.0
---------------------------------------------------------
       Total consolidated      $ 43.1      45.0      49.6
=========================================================

Assets
     Coatings                  $452.4     403.9     450.8
     Chemicals                  163.2     163.5     218.1
     Plastics                    83.1      75.4      83.0
---------------------------------------------------------
       Segment assets           698.7     642.8     751.9
     Other assets               150.5     142.9     118.6
---------------------------------------------------------
       Total consolidated      $849.2     785.7     870.5
=========================================================

       Segment assets consist of trade receivables, inventories, intangibles, and property, plant and equipment net of applicable reserves. Other assets include cash, deferred taxes and other items.

                              1998      1997      1996
----------------------------------------------------------
Expenditures for
   long-lived assets
     Coatings                   $38.7      29.0      39.0
     Chemicals                    9.0      11.2      13.1
     Plastics                     6.8       3.7       4.2
----------------------------------------------------------
       Total                    $54.5      43.9      56.3
==========================================================



       Geographic information follows:

                            1998       1997        1996
----------------------------------------------------------
Net sales
   United States
     and Canada              $  737.3     748.6     733.9
   Europe                       445.9     436.6     439.7
   Latin America                107.3     112.3      97.1
   Asia-Pacific                  71.3      83.8      85.0
----------------------------------------------------------
     Total                   $1,361.8   1,381.3   1,355.7
==========================================================


        Geographic revenues are based on region in which the customer invoice was generated. The United States of America is the single largest country for customer sales. No other single country represents greater than 10% of consolidated sales.

                              1998      1997       1996
---------------------------------------------------------
Segment income
   United States
     and Canada                $ 82.8      78.1      67.7
   Europe                        50.7      42.3      40.3
   Latin America                  8.2       7.5       8.1
   Asia-Pacific                   6.2       6.8       5.1
---------------------------------------------------------
     Total                     $147.9     134.7     121.2
=========================================================


       Had realignment costs been charged to geographic regions in 1997, segment income in the United States and Canada, Europe, Latin America and Asia-Pacific would have been reduced by $59.3 million, $39.6 million, $19.9 million and $22.8 million, respectively.

                              1998      1997       1996
---------------------------------------------------------
Long-lived assets
   United States
     and Canada                $218.4     207.0     251.0
   Europe                        84.3      69.8     105.7
   Latin America                  9.2      10.1      14.7
   Asia-Pacific                  12.8       7.6      29.3
---------------------------------------------------------
     Total                     $324.7     294.5     400.7
=========================================================

        Except for the United States of America, no single country has greater than 10% of consolidated long-lived assets.

40/41

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

       The Company uses forward exchange contracts and currency options to hedge its exposure to foreign currency fluctuations. Several of the Company's foreign subsidiaries enter into forward contracts to protect against the risk of increased cost of non-local currency-denominated raw materials. The most prevalent transactions involve the purchase of U.S. dollars against Dutch guilders and Spanish pesetas. The maturity of the hedges is consistent with the underlying exposure, generally not beyond one year. At December 31, 1998, the market value of such forward contracts was $7.1 million, compared with a contract value of $7.1 million.

       The Company enters into foreign currency options to protect the U.S. dollar value of profits generated by certain European operations. Such activity involves the purchase of put options for the Dutch guilder, German mark, Spanish peseta and French franc against the U.S. dollar. The maturity of the options is generally under one year. At December 31, 1998, the face value or notional amount of all outstanding currency options was $16.4 million. If liquidated at year-end 1998, these options would have produced a cash amount of $0.2 million versus an unamortized cost of $0.3 million.

       The Company enters into selective foreign currency forward contracts to protect the U.S. dollar value of certain intercompany loans or subsidiary currency exposures. Such activities involve the forward sale of foreign currencies against the U.S. dollar. The maturity date of the forward contract is usually under one year. At December 31, 1998, the contract value of all outstanding forward contracts was $13.0 million. If liquidated at year-end 1998, these forward contracts would have produced a cash loss amount of $0.9 million.

       All forward contract, option and hedging activity is executed with major reputable multinational financial institutions. Accordingly, the Company does not anticipate counterparty default.

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

       Rentals are based on floating rates, and the total annual lease payments, based on the amount outstanding as of December 31, 1998, are estimated to be $1.8 million.

Independent Auditors' Report
Ferro Corporation and subsidiaries



To the Shareholders and Board of Directors of Ferro Corporation


       We have audited the accompanying consolidated balance sheets of Ferro Corporation and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ferro Corporation and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ KPMG LLP

KPMG LLP
Cleveland, Ohio
January 25, 1999


42/43

Quarterly Data (Unaudited)
Ferro Corporation and subsidiaries

(dollars in thousands except per share data)

                                                                           Per common share
                                                                  -------------------------------
                                                           Net       Basic    Diluted
                                            Gross       income    earnings   earnings         Cash       Common stock
             Quarter       Net sales       profit       (loss)      (loss)     (loss)    dividends        price range
----------------------------------------------------------------------------------------------------------------------
 1998              1      $  339,763       90,141       17,055           0.43       0.40         0.120 $30.125-22.438
                   2         348,004       92,551       18,402           0.47       0.44         0.120  29.750-23.875
                   3         334,388       89,965       16,762           0.44       0.41         0.120  25.875-18.000
                   4         339,689       91,604       17,063           0.46       0.42         0.135  29.250-18.563
----------------------------------------------------------------------------------------------------------------------
               Total      $1,361,844      364,261       69,282           1.80       1.67         0.495
----------------------------------------------------------------------------------------------------------------------
 1997              1      $  342,197       86,427       15,194           0.37       0.35         0.103 $21.583-18.667
                   2(a)      363,045       92,881      (83,946)         (2.21)     (2.21)        0.103  25.917-18.833
                   3         338,957       86,778       15,364           0.38       0.35         0.103  26.042-23.583
                   4         337,081       87,125       16,111           0.40       0.38         0.120  26.667-22.438
----------------------------------------------------------------------------------------------------------------------
            Total(a)      $1,381,280      353,211      (37,277)         (1.08)     (1.08)        0.430
=======================================================================================================================



Per share data has been adjusted to reflect a 3-for-2 split in November 1997.

The common stock of the Company is listed on the New York Stock Exchange. Ticker
Symbol: FOE

At January 31, 1999, the Company had 2,510 holders of its common stock.

The Company's total earnings per share for 1997 differ from the sum of the quarterly amounts because of the effect of anti-dilutive securities in the second quarter 1997 calculation and due to rounding differences and changes in the basis of shares used to calculate earnings per share.

(a) Included in 1997 is a pre-tax realignment charge of $152.8 million, which on an after-tax basis is $100.0 million, or $2.52 per share. Excluding the realignment charge, net income for 1997 would have been $62.7 million, or $1.44 per common share.

Selected Financial Data
Ferro Corporation and subsidiaries

Years ended December 31, 1988
through 1998 (dollars in thousands except per
share data
and sales per employee data)                   1998            1997           1996           1995           1994
----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS (a)
     Net sales                             $ 1,361,844      1,381,280      1,355,685      1,322,954      1,194,247
     Income (loss) before taxes and
       cumulative effect of changes
       in accounting principles                110,481        (48,470)        88,207         80,159         74,306
     Income tax expense (benefit)          $    41,199        (11,193)        33,621         30,905         26,912
     Net income (loss)                     $    69,282        (37,277)        54,586         49,254         47,394
     Income as a percent of sales before
       cumulative effect of changes in
       accounting principles                       5.1%          --              4.0%           3.7%           4.0%

RETURN ON AVERAGE
     SHAREHOLDERS' EQUITY                         24.9%          --             14.2%          13.2%          13.1%

PER COMMON SHARE DATA (a,b)
     Average shares outstanding             36,419,090     38,131,631     39,506,572     41,419,578     42,745,959
     Basic earnings                        $      1.80          (1.08)          1.29           1.10           1.02
     Diluted earnings                             1.67          (1.08)          1.21           1.04           0.97
     Cash dividends                              0.495           0.43           0.39           0.36           0.36
     Book value                                   8.02           7.32           9.99           9.49           8.79

FINANCIAL CONDITION AT YEAR-END
     Current assets                        $   456,893        427,030        416,522        433,530        415,415
     Current liabilities                       282,556        277,707        252,333        258,472        228,336
---------------------------------------------------------------------------------------------------------------------
       Working capital                         174,337        149,323        164,189        175,058        187,079
---------------------------------------------------------------------------------------------------------------------
     Plant and equipment                       641,644        561,181        683,129        653,352        601,594
     Accumulated depreciation
       and amortization                        367,592        321,001        375,746        364,064        313,005
---------------------------------------------------------------------------------------------------------------------
       Net plant and equipment                 274,052        240,180        307,383        307,288        288,589
---------------------------------------------------------------------------------------------------------------------
     Other assets                              118,220        118,469        146,563        136,294         97,372
     Total assets                              849,165        785,679        870,468        872,112        801,376
     Long-term liabilities                     156,283        102,020        105,308        104,910         77,611
     ESOP loan guarantee                         4,067         13,815         22,592         30,470         37,503
     Postretirement liabilities                 45,426         44,462         44,846         43,570         42,076
     Other non-current liabilities              77,572         74,524         61,185         57,540         49,106
     Shareholders' equity                      283,261        273,151        384,204        382,150        366,744

PLANT AND EQUIPMENT
     Capital expenditures and
       acquisitions                             64,420         45,129         50,592         60,733         63,404
     Depreciation                               38,650         39,421         42,283         40,233         37,076
EMPLOYEES
     Number (year-end)                           6,693          6,851          6,912          6,914          6,817
     Sales per employee                    $   203,473        201,617        196,135        191,344        175,187
=====================================================================================================================

                                                                           44/45

      1993          1992             1991           1990           1989           1988
--------------------------------------------------------------------------------------
  1,065,748      1,097,793      1,056,940      1,124,833      1,083,573      1,008,990


     89,289         97,689         20,349         43,509         83,764         88,436
     31,784         38,861         15,532         24,090         34,016         41,816
     36,955         58,828          4,817         19,419         49,748         46,620


        5.4%           5.4%           0.5%           1.7%           4.6%           4.6%


       16.3%          18.1%           1.6%           6.4%          16.8%          16.8%


 43,601,090     43,301,822     42,689,787     43,074,468     45,695,063     46,327,196
       0.77           1.29           0.04           0.38           1.04           1.01
       0.73           1.18           0.04           0.35           0.97           --
       0.34           0.30           0.29           0.29           0.27           0.21
       8.21           7.95           7.11           7.18           6.80           6.35


    411,253        414,927        405,740        386,704        408,692        356,972
    198,958        205,043        212,575        221,155        210,059        194,171
------------------------------------------------------------------------------------------
    212,295        209,884        193,165        165,549        198,633        162,801
------------------------------------------------------------------------------------------
    538,188        497,561        511,605        519,044        446,290        399,785

    280,367        269,998        276,885        263,114        226,268        202,563
------------------------------------------------------------------------------------------
    257,821        227,563        234,720        255,930        220,022        197,222
------------------------------------------------------------------------------------------
     98,820         54,055         31,465         43,029         40,417         33,946
    767,894        696,545        671,925        685,663        669,131        588,140
     79,349         53,210         55,658         58,047         60,764         63,163
     44,076         50,897         57,229         62,649         68,020           --
     40,096           --             --             --             --             --
     46,618         42,422         41,176         38,210         33,219         35,472
    358,797        344,973        305,287        305,602        297,069        295,334



     75,037         48,761         39,005         61,408         53,471         53,753
     33,812         33,451         32,686         30,389         27,574         24,696

      6,627          6,535          7,266          8,205          8,045          8,374
    160,820        167,990        145,460        137,090        134,690        120,490
=========================================================================================



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

(b) Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share further reflect the potential dilution of earnings per share, assuming that certain stock options whose exercise price is less than the average market price for the stock are exercised and that convertible preferred shares are converted into common shares. Book value is based on outstanding common shares and net worth at the end of the year. Outstanding common shares and per share data are adjusted to reflect the 3-for-2 stock split in August 1989, 3-for-2 stock split in August 1992 and 3-for-2 stock split in November 1997.

Directors

SANDRA HARDEN AUSTIN (1994)
President and CEO, Austin
and Associates, a management
consulting firm; Former President
and Chief Executive Officer,
Sedona Healthcare Group, Inc.,
Age 51 [2,3,4]

ALBERT C. BERSTICKER (1978)
Chairman, Age 64 [3]

DR. GLENN R. BROWN (1988)
Retired Senior Vice President
and Director, Standard Oil
Company (now BP America),
Age 68 [1,2]

MICHAEL H. BULKIN (1998)
Private investor; Retired Director,
McKinsey & Company, a management consulting firm, Age 60 [2]

WILLIAM E. BUTLER (1992)
Retired Chairman and Chief
Executive Officer, Eaton
Corporation, a manufacturer of
engineered products for automotive,
industrial, commercial and
military markets, Age 67 [2,3]

JOHN C. MORLEY (1987)
President, Evergreen Ventures, Ltd.;
Retired Director, President and
Chief Executive Officer, Reliance
Electric Company, a manufacturer
of industrial motors and controls,
mechanical power transmission
products and specialty telecommu-
nication systems and products,
Age 67 [1,3]

HECTOR R. ORTINO (1993)
President and Chief Executive
Officer, Age 56 [3]

REX A. SEBASTIAN (1986)
Private investor; Retired
Senior Vice President,
Operations, Dresser Industries,
a producer of energy and
industrial-related products
and services, Age 69 [3,4]

WILLIAM J. SHARP (1998)
President, Global Support
Operations, The Goodyear
Tire & Rubber Company,
a worldwide manufacturer
of tires, chemicals and
engineered products,
Age 57 [1, 4]

DENNIS W. SULLIVAN (1992)
Executive Vice President,
Parker Hannifin Corporation,
a manufacturer of fluid
power products, Age 60 [3,4]

Note: Figures in parentheses
indicate the year the Director
was elected to the Board.

Figures in brackets indicate
the Committee(s) on which
a Director serves.

[1] Audit
[2] Compensation & Organization
[3] Executive
[4] Finance


CORPORATE OFFICERS

ALBERT C. BERSTICKER (1958)
Chairman, Age 64

DAVID G. CAMPOPIANO (1989)
Vice President, Mergers and
Acquisitions, Age 49

MARK A. CUSICK (1995)
Secretary
Principal Occupation:
Partner, Squire, Sanders & Dempsey LLP,
 Attorneys at Law, Age 50

R. JAY FINCH (1991)
Vice President, Specialty Plastics,
Age 57

JAMES F. FISHER (1959)
Senior Vice President, Ceramics
and Colorants, Age 61
J. Larry Jameson (1996)
Vice President, Industrial
Coatings, Age 61

KENT H. LEE, JR. (1996)
Vice President, Specialty Chemicals,
Age 57

CHARLES M. LESS (1995)
Vice President, Marketing,
Age 49

HECTOR R. ORTINO (1971)
President and Chief Executive Officer, Age 56

MILLICENT W. PITTS (1998)
Vice President, Global Operations
Support, Age 44

THOMAS O. PURCELL (1990)
Vice President, Chief Technical Officer, Age 54

PAUL V. RICHARD (1983)
Vice President, Human Resources,
Age 39

GARY H. RITONDARO (1986)
Vice President and Chief Financial
Officer, Age 52

Note: Figures in parentheses indicate the year the Officer joined the Corporation.

                                                                           46/47

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

         The Plan is administered by National City Bank.

         Any questions or correspondence about the Plan should be addressed to:

National City Bank
Corporate Trust Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
216-476-8573
Toll free: 800-622-6757

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

STOCK TRANSFER AGENT/REGISTRAR
AND DIVIDEND DISBURSING AGENT
National City Bank
P.O. Box 5756
Cleveland, Ohio 44101-0756

TRUSTEE 73/8%, 75/8%, 71/8%
AND 8% DEBENTURES
Chase Manhattan Trust Company
   National Association
Chase Financial Tower
250 West Huron Road, Suite 220
Cleveland, Ohio 44113

INDEPENDENT AUDITORS
KPMG LLP
1500 National City Center
1900 East Ninth Street
Cleveland, Ohio 44114

EXCHANGE LISTING
New York Stock Exchange
Common Stock
Stock symbol: FOE


FORM 10-K
   Ferro Corporation's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1998 is available to shareholders upon written request to:
Investor Relations
Ferro Corporation
1000 Lakeside Avenue
P.O. Box 147000
Cleveland, Ohio 44114-7000
or call 216-641-8585, ext. 2100

INVESTOR CONTACTS
Aidan Gormley, Manager,
Investor Relations, or
D. Thomas George, Treasurer
216-641-8580

ANNUAL MEETING
April 23, 1999, 9:00 a.m.
Great Lakes Science Center
Auditorium
601 Erieside Avenue
Cleveland, Ohio 44114

EXECUTIVE OFFICES
Ferro Corporation
1000 Lakeside Avenue
P.O. Box 147000
Cleveland, Ohio 44114-7000
216-641-8580

WORLDWIDE OPERATING UNITS

UNITED STATES

Coatings
California, Georgia, New York,
Ohio, Pennsylvania, Tennessee

Plastics
Indiana, New Jersey, Ohio

Chemicals
Indiana, Louisiana, Ohio, Texas

EUROPE
France
Ferro France S.a.R.L.,
Ferro Chemicals S.A.

Germany
Ferro (Deutschland) GmbH,
Ruhr-Pulverlack GmbH



Great Britain
Ferro (Great Britain) Ltd.

Holland
Ferro (Holland) B.V.

Italy
Ferro (Italia) S.R.L.

Portugal
Ferro Industrias Quimicas, S.A.

Spain
Ferro Enamel Espanola, S.A.

Turkey
Ege-Ferro Kimya A.S. (49.9%)

LATIN AMERICA
Argentina
Ferro Enamel Argentina, S.A.I.C.y.M.

Brazil
Ferro Enamel do Brasil I.C.L.

Mexico
Ferro Mexicana S.A. de C.V.

Venezuela
Ferro de Venezuela, C.A. (51%)

ASIA-PACIFIC
Australia
Ferro Corporation (Australia) Pty. Ltd.

Indonesia
P.T. Ferro Mas Dinamika (55%)

Japan
Ferro (Japan) K.K.

People's Republic of China
Ferro (Ningbo) Powder
Coatings, Ltd.

Taiwan, Republic of China
Ferro Industrial Products
Limited
Ferro Toyo Co., Ltd. (60%)

Thailand
Ferro (Thailand) Co. Ltd. (49%)

Note: Percentages in parentheses
indicate Ferro's ownership.


                [LOGO-FERRO] is a trademark of Ferro Corporation.

    FERRO CORPORATION 1000 LAKESIDE AVENUE CLEVELAND OHIO 44114 www.ferro.com