Form 10-K, Exhibit 13
period 2000-12-31
FERRO CORP
filed 2001-03-27
CIK 35214

opportunity

Ferro Corporation 2000 Annual Report

Our future is primarily about

opportunity

Opportunities	2

Letter to Shareholders	10

Financial Highlights	12

A Quick Look at Ferro	16

Financial Section	18

Directors and Officers	40

Corporate Information / Worldwide Operating Units	41

Ferro Corporation is a major international producer of performance materials for industry. We apply core technologies in organic and inorganic chemistry to develop leading market positions in a variety of businesses and markets. We hold global leadership positions as a supplier of glazes and pigments for ceramics, and as a supplier of industrial coatings and polymer additives. In the United States, we are a market leader in plastic compounds and colorants. We are targeting growth in electronic materials and fine chemicals, which serve our fastest growing markets. Our materials are used traditionally in the markets of building and renovation, major appliances, household furnishings, transportation and industrial products and increasingly in telecommunications, consumer electronics and pharmaceuticals. Headquartered in Cleveland, Ohio, Ferro has operations in 19 countries.

[BACKGROUND PHOTO]

Ferro products enable manufacturers of multi-layer ceramic capacitors to reduce their reliance on precious metals by substituting less expensive metals such as nickel and copper for use as electrodes.

[BACKGROUND PHOTO]

opportunity

Electronic Materials

Our world today is all about connections, communication and real-time information. People depend on electronic devices like never before to help them stay in touch and accomplish all that they need to do in their personal and professional lives. Manufacturers of components for computers, wireless communication devices, automotive electronics, smart toys and a host of other electronic products rely on Ferro materials, such as ceramic dielectric powders and thick film pastes, to provide cost effectiveness and high quality that are integral to the performance of capacitors, resistors and all types of electronic circuitry.

[BACKGROUND PHOTO]

High-potency compounds, phosphorous derivatives, specialty carbohydrates and rare sugars are among the key materials produced by Ferro for use in a wide range of pharmaceuticals, food additives and dietary supplements.

[BACKGROUND PHOTO]

opportunity

Performance and Fine Chemicals

Growing older doesn’t necessitate the abandonment of a vigorous lifestyle and exhilarating activity, such as swimming in Lake Erie in the winter. As the huge “Baby Boomer” generation matures, a wide range of pharmaceuticals are helping them maintain good health and prevent disease. Ferro holds a niche position in growing markets as a supplier of chemicals integral to the manufacture of pharmaceutical products. With state-of-the-art manufacturing capabilities and a focus on speed to market, Ferro is adding value in a business where delays can cost major customers up to a million dollars a day.

[BACKGROUND PHOTO]

Ferro’s specialty glaze, ceramic materials and colorants enhance the beauty and functionality of a wide variety of kitchenware and dinnerware.

[BACKGROUND PHOTO]

opportunity

Geographic Expansion

Rising consumer incomes worldwide are creating increased demand for better housing equipped with high-quality appliances and furnishings. While the tile and appliance markets are more mature in North America and Europe, they are growing in Asia and other developing regions of the world where the construction of modern homes is booming and exports from these regions are increasing. Ferro continues to make strategic investments in China, Thailand and other Asian countries to meet this demand. Ceramic glaze materials, pigments, industrial coatings and plastic colorants produced by Ferro are finding their way into a variety of applications, from decorative materials to modern appliances in kitchens and other areas of homes all over the world.

[BACKGROUND PHOTO]

opportunity

Innovative Technology

Innovation is key to Ferro’s success. With its newly developed and patented tile decorating system based on inkjet printing technology, Ferro offers manufacturers a faster, more cost-efficient and better way to provide a limitless variety of attractive designs for tile. Similar to a standard computer printer found in homes and offices everywhere, Ferro’s new system enables mass customization for mass producers. It can print intricate patterns, custom designs or even reproduce photographs on tile in a matter of seconds, much faster than traditional systems. Since the designs are created and stored on computers, it eliminates the need for time-consuming shutdowns and retooling to change patterns. Using just four patented ink colors to produce all effects greatly simplifies and substantially reduces manufacturers’ inventories of materials.

The KERAjet® inkjet printing system for decorating ceramics received the “Alfa de Oro” award as the year’s best ceramic invention at the 2000 Cevisama Tile Fair in Spain.

[BACKGROUND PHOTO]

As Ferro successfully meets the challenges of the present, we constantly maintain our focus on the opportunities of the future. Through strategic portfolio management, geographic expansion and acquisitions, Ferro is positioning itself to take advantage of opportunities in rapidly growing global markets.

Letter to Shareholders

In the past year, Ferro has taken several bold steps to capitalize on the outstanding opportunities that exist in many of our markets. Through portfolio management, geographic expansion and acquisitions, as well as ongoing programs in innovation and marketing, the moves we are making today are positioning Ferro for strong growth tomorrow. Therefore, we have chosen to highlight the word “opportunity” throughout this year’s Annual Report. Within these pages is the story of how our strategies, combined with superior operational capabilities and engineering expertise, are forming a foundation that will allow Ferro to be recognized as a company with a solid growth profile.

Hector R. Ortino Chairman and Chief Executive Officer

“One reason for our success in 2000 is the balance in Ferro’s mix of businesses.”

A Year of Challenges and Successes. The year 2000 marked the first year in which we established a target for sales growth of 6 to 8 percent, and maintained our earnings per share growth target of 12 percent long-term, both compounded annually. It is satisfying that despite the difficult environment for specialty chemical companies in general and the challenges we faced, we achieved record sales and earnings per share once again for the year.

Sales from ongoing operations increased 8.0 percent compared with 1999. Total net sales reached $1.45 billion, an increase of 6.8 percent, compared with 1999. Diluted earnings per share rose 3.8 percent to a record $1.92. Our revenue growth met our target, and our five-year earnings per share growth of 13 percent through 2000 exceeds our target for 12 percent growth long-term. During that time we delivered 19 consecutive quarters of year-over-year earnings per share growth until the fourth quarter of 2000.

To be sure, short-term challenges and market forces have affected sales, margins and earnings throughout our industry in 2000 and had some impact on Ferro’s performance. Most notably, the high costs of petroleum-based raw materials, increased energy costs, the decline in value of the euro and slowing end markets in the United States are significant but only temporary.

Despite these issues, our businesses recorded strong sales growth for the year and the Coatings segment delivered solid earnings growth led by the Electronic Materials business. Performance Chemicals faced a more difficult earnings challenge as the plastics business faced a headwind of dramatically higher raw material costs. We believe we have seen the end of higher raw material costs for plastics, which should lead to better performance for this business in 2001. Overall, in 2000, Ferro overcame these challenges and delivered continued earnings per share growth.

Financial Highlights
Ferro Corporation and subsidiaries

	(dollars in thousands, except per share data)
Years ended December 31	2000	1999	1998

Operating results

Sales from ongoing operations	$1,431,152	1,325,213	1,325,264

Sales from businesses sold	16,132	30,070	36,580

Total net sales	$1,447,284	1,355,283	1,361,844

Net Income	$73,139	73,015	69,282

Per common share data (a)

Basic earnings	$2.02	1.97	1.80

Diluted earnings	$1.92	1.85	1.67

Cash dividends	$0.58	0.55	0.495

Other

Average shares outstanding (a)	34,561,227	35,197,243	36,419,090

Net cash provided by operations	$114,451	127,155	80,031

Return on average shareholders’ equity	24%	25%	25%

Number of holders of common stock (year-end)	2,178	2,329	2,257

Number of employees (year-end)	7,117	6,881	6,693

(a)	Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share reflect the potential dilution of earnings per share, assuming that certain stock options whose exercise price is less than the average market price of the stock are exercised, and that convertible preferred shares are converted into common shares.

Progress Toward Growth Goals

      In 2000, Ferro met its goal of sales growth in the range of 6 to 8 percent, compounded annually, and achieved record sales and earnings per share for the year. With sound strategies, superior operational capabilities, innovative products and a better product mix, Ferro is building a track record of solid growth.

Sales Growth 8.0%
Dollars in Billions
1999	1.33
2000	1.43

* Sales from ongoing operations

Stock Valuation in 2000
Percent Change for the Year
Ferro	5%
Standard and Poor’s Mid-Cap Chemicals	2%
Standard and Poor’s 500	-10%

One reason for our success in 2000 is the balance in Ferro’s mix of businesses, which allowed us to deliver continued growth while many companies in our industry fell short of expectations. Only a portion of our businesses are dependent on petroleum-based raw materials, so changes in those costs have a smaller impact on Ferro’s overall performance than on some other specialty chemical companies, and our strong international presence helps us balance the impact of economic cycles worldwide. Our focus remains on improving the balance of our portfolio and taking advantage of the opportunities in our target markets. We are confident that sales and earnings will reflect the success of these efforts long-term.

We continue to believe that our stock deserves a much higher valuation than the level at which we ended 2000; however, the 5 percent increase in value of Ferro shares in 2000 compared favorably with the Standard and Poor’s Mid-Cap Chemicals Index. Ferro also outperformed the Standard and Poor’s 500 Index, one of the broadest market measures, which ended 2000 down 10 percent. Therefore, on a relative basis, Ferro stock performed fairly well in 2000.

Our long-term strategic growth plan remains solid and by executing that plan, we are confident we will be rewarded with a higher stock price. We made significant progress with our plan for growth in 2000. Recent acquisitions have improved our position in growing businesses. Continued strength in many of our core businesses has contributed to internal growth. We are expanding our manufacturing capacity in several key markets around the world. And, under the management strategy we call our “Leadership Agenda,” we are aggressively reshaping our portfolio to provide greater returns to shareholders.

Growth Initiatives. Our Leadership Agenda targets investments in faster-growing markets and businesses, promoting the growth of these high-potential businesses in the Company’s portfolio while managing our more mature businesses to generate maximum levels of profits and cash flow.

Among our rapidly growing – or springboard – businesses, Electronic Materials now produces more than $200 million in annual revenue, up from $90 million at the beginning of 1999, and is well positioned to become an even more significant factor in our overall performance. As long as consumers continue to demand computers, wireless communications devices, cellular phones, automotive electronics, smart toys and other electronic products, manufacturers will continue to turn to Ferro for materials used in electronic components for those products.

The pharmaceutical market is another long-term growth opportunity. Our Performance and Fine Chemicals business is capitalizing on the trend of pharmaceutical companies to outsource chemical production. It is a market with high profitability, clear differentiation of product, patent protection and other barriers to entry. Pharmaceutical manufacturers place a high premium on speed to market, which Ferro provides. We are building this business around key strengths and capabilities, such as the manufacture of high-potency chemicals for pharmaceuticals, to serve niche markets based on differentiated technology.

Acquisitions Broaden Product Lines. Acquisitions are playing a major role in Ferro’s growth and in reshaping our portfolio. In 2000, we completed the integration of Advanced Polymer Compounding (APC) and TAM Ceramics Incorporated (TAM), both of which were acquired the previous year. The APC acquisition has broadened our product line in plastic compounding, while the addition of TAM has helped solidify our leadership as a supplier of ceramic materials for the electronics industry.

Additionally, we announced three important acquisitions in the past year. With the purchase of the Polymer Modifiers business, we have added new technologies to the previously existing strengths of our Polymer Additives business. Our acquisition of Pfanstiehl Laboratories, Inc., enhances our capabilities in manufacturing chemicals for use in the pharmaceuticals industry. And our most recent acquisition, EMCA-Remex, complements our existing product line in Electronic Materials as we continue to build that business.

Over the past two years, acquisitions have added approximately $275 million to our annual base revenue.

Also, as part of our effort to reshape our portfolio to focus on the best opportunities for our Company, we completed the sale of the Pyro-Chek flame retardant business in June 2000.

Portfolio Mix

Innovative products serving rapidly growing markets are playing a role of increasing importance at Ferro. Electronic materials, pharmaceutical chemicals and inkjet printing technology for the decoration of tile are some examples of how Ferro is taking advantage of profitable opportunities in growing markets through forward-looking strategies, innovation and acquisition. Ferro will continue to increase the presence of such “springboard” businesses within its portfolio, which represent more rapid growth and profit potential, as compared with moderate growth “platform” businesses and more mature “foundation” businesses that provide strong cash flow.

Global Expansion Opportunities Rising consumer incomes and rebounding economies of Asian nations have created an increase in demand for Ferro products, both in local markets and from long-standing customers who are setting up new operations in those countries. Tile, for example, is a mature, profitable business in North America and Europe, but it is a growth business in developing nations where housing construction is booming.

To meet this demand, we continue to make strategic investments in China, Indonesia and other Asian countries. We have begun development of a new ceramic glaze plant in China, and we have doubled the capacity of our coatings plant in China since 1998. We opened a new plant for plastic colorants in Indonesia in May 2000, and we are expanding sites to serve the tile markets in Thailand and Indonesia.

In Europe, we are introducing an innovative new product based on inkjet printing technology for the decoration of ceramic tile. This initial product of our newly formed Ferro Applications Systems business represents an exciting opportunity not only to market a revolutionary new system to customers, but also to support ongoing revenue streams through the sale of Ferro-patented inks that are used with the printing system. This new product introduction is consistent with our plan to be a total solution provider to tile manufacturers.

Within the United States, we have expanded capacity in Polymer Additives to meet growing demand and reduce operating costs. In Electronic Materials, we have a very significant expansion under way to increase production at two facilities. Additionally, we have installed a new plastic compounding line to meet demand for a rapidly growing product line.

Personal Thanks These are exciting times to be an employee and/or shareholder of Ferro. Our employees are the real heroes of Ferro’s transformation into a more dynamic company. I want to express my thanks to all of our employees for their stellar contributions to the progress we are making, and to our shareholders for their continuing support.

My sincere gratitude and appreciation go to Albert Bersticker, our former Chairman and CEO, who is retiring from our Board of Directors at the end of his current three-year term. Al provided outstanding dedication and vision for Ferro, and his influence will continue to be felt as we proceed to build on the foundation he has left us. I also want to welcome a new member of the Board – Alberto Weisser. I’m sure Alberto’s unique perspectives and insights will prove to be of great value as we move forward.

Creating Value for the Future Throughout our Company, we have identified opportunities and strategies for strong overall growth. By executing these strategies well, we are creating value, which we are confident will be reflected in the stock price over the long term.

Each of our businesses has important contributions to make as we seek to achieve our goals and build a stronger, more dynamic company. Guided by our strategies, we are capitalizing on opportunities for profitable growth in many of our businesses.

Indeed, Ferro’s future is primarily about opportunity.

Hector R. Ortino
Chairman and Chief Executive Officer

[BACKGROUND GRAPHICS]

A Quick Look at Ferro

With an investment of $1,000, three entrepreneurs started a porcelain enamel job shop in Cleveland, Ohio, in 1919. That’s how Ferro began.

Ferro is building on its position as a leading international producer of performance materials for industry, including coatings and performance chemicals, to evolve a portfolio of business lines with outstanding profitable growth potential. Electronic materials and fine chemicals are key business lines targeted for growth.

Ferro has operations in 19 countries worldwide. The United States and Canada account for a little more than half of sales, with the rest coming from international markets, primarily in Europe. Ferro is investing substantially to expand in Asia and to serve global markets with a broader range of product lines.

Ferro’s employees number more than 7,000 strong around the globe and are the Company’s greatest asset, with the right expertise to drive our growth. They work hard each and every day to make Ferro products the best in the industry.

[BACKGROUND GRAPHICS]

Diluted Earnings Per Share
1995	1.04
1996	1.21
1997	1.44*
1998	1.67
1999	1.85
2000	1.92

Ferro has one of the best records of earnings growth in the specialty chemicals industry. Despite some tough conditions in 2000, our five-year compounded annual growth rate in earnings per share is 13 percent.

* Excludes realignment charge

$275,000,000	Acquisitions are contributing significantly to Ferro’s growth. Over the past two years, the Company has added approximately $275 million to the annual revenue base through acquisitions.

FOE	Ferro is listed on the New York Stock Exchange, the world’s premier stock exchange. Our ticker symbol is FOE.

The Company’s portfolio of products includes coatings for ceramics and metal, electronic materials, pigments, fine chemicals and polymer additives, specialty plastic compounds and colors. Our materials are used in a wide variety of markets. These include building and renovation, major appliances, household furnishings, transportation and industrial products.

Financial Section

19	Management’s Discussion and Analysis

23	Financial Statements

27	Notes to Financial Statements

38	Selected Financial Data

39	Independent Auditors’ Report/Quarterly Data

Bret W. Wise Senior Vice President and Chief Financial Officer

Management’s Discussion and Analysis
Ferro Corporation and subsidiaries

      In the year 2000, Ferro Corporation delivered record performance and took many steps to realize its long-term growth targets. The year marked the fifth consecutive year of record earnings per share for the Company and concluded a five-year period where earnings per share grew at 13% compounded annually. Total sales were a record in 2000 and exceeded $1.4 billion for the first time. Early in the year, the Company announced long-term targets to grow sales by 6% to 8% while maintaining the Company’s earnings per share growth target of 12% compounded annually. Growth will be driven by a combination of strategies to improve the Company’s portfolio of businesses, expand geographically and make acquisitions. Ferro made significant changes to its portfolio of businesses in 2000. The Company completed three acquisitions, including its largest acquisition ever, and divested another business. Other significant actions for the year included investments in several capacity expansions in the United States and internationally, especially in Asia, all aimed at capitalizing on strong market growth for specific product lines.

      The Company also made some changes in its financial reporting for segments in 2000, which are reflected in the following discussion. During 2000, the Company reassessed the appropriate reporting structure given acquisitions and divestitures completed over the prior two years. The objective is to create the most advantageous structure to achieve operating, marketing and cost synergies among its operating units. As a result of that review and assessment, information subject to regular review by its chief operating decision-maker has changed and is now aggregated in two reporting segments consisting of (1) Coatings and (2) Performance Chemicals. See Note 12 to the consolidated financial statements for segment operating data.

2000 Results of Operations

      Consolidated net sales of $1.45 billion for 2000 increased 6.8% compared with 1999 net sales. Sales increased 8.4% in the Coatings segment and 4.4% in the Performance Chemicals segment.

      The increase in sales for the Company was led by strong volume improvement of 11.2%. More than a third of the volume growth came from existing businesses and the rest from acquisitions. This volume growth, combined with slightly positive price and mix of products sold, was enough to offset the impact of foreign currency translation and divestitures. The strengthening of the U.S. dollar against foreign currencies reduced sales by 4.2% during 2000, or $56.3 million. Divestitures also reduced sales by 1.0%, which included the mid-year sale of the Company’s Pyro-Chek® flame retardant business.

      Coatings segment sales were $878.5 million, an increase of 8.4% compared with 1999. Sales increased on volume improvement, driven by the tile and electronic materials businesses and from acquisitions. The segment also recorded strong growth in international operations. Offsetting this growth was the effect of a stronger U.S. dollar versus foreign currencies. Negative foreign currency translation reduced sales by more than 5%, or $44.5 million in the Coatings segment.

      Performance Chemicals sales were $568.8 million, 4.4% higher than in 1999. Acquisitions made the most significant contribution to the sales improvement. The Performance Chemicals segment made two acquisitions in 2000. The contribution from acquisitions was partially offset by negative foreign currency translation and the sale of the Pyro-Chek flame retardant business.

      Gross margin as a percent of sales was 27.2% compared with 27.9% in 1999. Increases in raw material and energy costs reduced margins during the year. Petroleum-based raw materials, such as polypropylene and polystyrene, increased significantly in 2000. Additionally, due to a weaker European currency, U.S. dollar-based raw materials purchased in Europe increased costs in the region.

      Selling, administrative and general expenses increased to $254.6 million compared with $241.8 million in 1999, primarily due to acquisitions completed in 1999 and 2000. Selling, administrative and general expenses as a percentage of sales declined to 17.6% compared with 17.8% in 1999.

      Segment income improved to $154.4 million compared with $153.6 million in 1999. A reconciliation of segment income to income before taxes is shown in Note 12 to the consolidated financial statements, “Reporting for segments.”

      Coatings segment income increased 5.6% to $99.5 million compared with $94.2 million in 1999. The improvement in segment income was driven primarily by the electronic materials business, and was partially offset by foreign currency translation, higher energy and U.S. dollar-based raw material purchases in Europe.

      Performance Chemicals segment income was $54.9 million compared with $59.4 million in 1999. The decline in segment income was primarily due to the impact of higher raw material costs in the plastics business. Higher energy costs also impacted segment income.

      The increase in interest expense from $18.3 million in 1999 to $24.9 million in 2000 is attributable to the funding of five acquisitions completed over the past two years.

      Foreign currency gains, which vary depending on relative changes in exchange rates, were $2.4 million in 2000. These represent gains on option contracts used to hedge the earnings of selected foreign subsidiaries. For more information, see Note 13 to the consolidated financial statements.

      Other expense declined in the year 2000 due to gains on the sale of assets and the Pyro-Chek flame retardant business and lower other expenses.

      Net income increased to $73.1 million compared with $73.0 million recorded in 1999. Diluted earnings per share increased by 3.8% to $1.92 compared with $1.85 in 1999 and was a record for the Company. The increase in earnings per share in part reflects shares repurchased over the past two years.

1999 Results of Operations

      Consolidated net sales of $1.36 billion for 1999 were 0.5% lower than 1998. Sales declined 0.9% in the Coatings segment and were essentially flat in the Performance Chemicals segment.

      The increase in sales volume for the Company was led by strong improvement in the tile, electronic materials and plastics businesses. Acquisitions made during 1999 also contributed strongly to sales. Increased volumes and acquisitions combined added 5.5% to sales. Offsetting increased volumes was a decline in selling prices in correlation with a decline in raw material costs. Additionally, the strengthening of the U.S. dollar against foreign currencies reduced sales by 2.0% during 1999 while divestitures had a modest impact in reducing sales.

      Coatings segment sales were $810.4 million, 0.9% lower than in 1998. Volume improvement for the segment was driven by increases in the tile and electronic materials businesses. Acquisitions also made a strong contribution to sales, in particular the TAM Ceramics Incorporated (TAM) acquisition in electronic materials, which was completed in July 1999. Offsetting these improvements were lower selling prices, which correlated with a decline in the underlying price of major raw materials, and the effect of the stronger U.S. dollar. The Coatings segment is the Company’s most international segment. Negative foreign currency translation and price and mix of products sold combined reduced sales by just over $50.0 million for the year.

      Performance Chemicals segment sales were $544.9 million compared with $544.0 million in 1998. Solid overall volume improvement was driven primarily by the acquisition of Advanced Polymer Compounding (APC) in March 1999 and by strong volume improvements in the domestic plastic compounding business. This was offset by negative foreign currency translation, lower selling prices related to the decline in raw material prices and lower sales in the petroleum additives business.

      Gross margins improved from 26.7% in 1998 to 27.9% in 1999. The major contributions to gross margin expansion came from a better mix of products sold and manufacturing efficiencies from productivity improvement initiatives. Lower raw material costs and acquisitions also contributed to margin improvement.

      Selling, administrative and general expenses increased to $241.8 million compared with $235.2 million in 1998, primarily due to acquisitions completed in 1999.

      Segment income improved to $153.6 million compared with $147.9 million in 1998. A reconciliation of segment income to income before taxes is shown in Note 12 to the consolidated financial statements, “Reporting for segments.”

      Coatings segment income increased 5.5% compared with 1998, to $94.2 million. Significant gross margin improvement, driven by a combination of manufacturing efficiencies and improvement in the mix of products sold, was the main factor contributing to the improvement in segment income. The electronic materials business was particularly strong and included the contribution of the TAM acquisition. The Coatings segment has benefited the most from plant consolidation and has increased sales of higher-margin products by concentrating on new product development.

      Performance Chemicals segment income increased slightly to $59.4 million compared with $58.6 million in 1998. The increase in segment income was driven primarily by the plastics business, which increased margins through a combination of new products, improved manufacturing efficiencies, lower costs for raw materials and the contribution of the APC acquisition. This was offset by the negative impact of foreign currency translation and significantly reduced sales and profits in the segment’s petroleum additives business.

      The increase in interest expense from $15.3 million in 1998 to $18.3 million in 1999 is primarily attributable to the funding of two acquisitions made in 1999.

      Foreign currency gains, which vary depending on relative changes in exchange rates, were $1.6 million in 1999 compared with $0.9 million in 1998.

      The Company set new all-time records for net income and earnings per share in 1999. Net income increased to $73.0 million compared with $69.3 million in 1998. Diluted earnings per share increased by 10.8% to $1.85 compared with $1.67 in 1998. The increase in earnings per share in part reflects shares repurchased over the past two years.

Other Items

Environmental

      On May 4, 1999, and December 16, 1999, the United States Environmental Protection Agency (U.S. EPA) issued Notices of Violation (NOVs) alleging that the Company violated various requirements of the Clean Air Act and related state laws in modifying and operating the Pyro-Chek process. The U.S. EPA has also submitted requests seeking information from the Company related to the alleged violations. The Company completed the sale of assets relating to the Pyro-Chek process and ceased production of Pyro-Chek in June 2000. The Company has been meeting with the U.S. EPA and is engaged in negotiations intended to resolve the issues raised in the NOVs. If these issues are not resolved in negotiations, the United States may bring an enforcement action against the Company based on the violations alleged in the NOVs. Although the maximum penalty that might be sought by the U.S. EPA could be material, the Company believes that it will resolve this matter in a manner that will not have a material adverse effect on the Company’s financial position or results of operations.

      Additionally, governmental agencies have identified several disposal sites for clean-up under the Comprehensive Environmental Response, Compensation and Liability Act and similar laws to which the Company has been named a “potentially responsible party.” The Company is participating in the cost of certain clean-up efforts. However, the Company’s share of such costs has not been material and is not expected to have a material adverse effect on the Company’s financial position or results of operations.

Accounting Changes

      Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (FAS 133) and as amended by Statements 137 and 138. The standards require that derivatives be measured at fair value and be recorded as assets or liabilities on the balance sheet. Gains or losses resulting from changes in fair values would be accounted for dependent upon the use of the derivative and whether it qualifies for hedge accounting. The adoption of FAS 133 will not have a material adverse effect on the Company’s financial position or results of operations.

Market Risk Management

      The Company’s consolidated cash flows and earnings are subject to fluctuations due to changes in foreign currency exchange rates. The Company attempts to limit its exposure to changing foreign currency exchange rates through operational and financial market actions.

      Exposures to changing foreign currency exchange rates in selective currencies are managed by financial market transactions, principally through the purchase of put options on currencies and forward foreign exchange contracts. Put options are purchased to offset the exposure of foreign currency-denominated earnings to a depreciation in the value of the local currency versus the U.S. dollar. The Company’s primary foreign currency put option market exposure is the euro. Foreign subsidiaries also hedge their exposure to the cost of raw materials denominated in U.S. dollars through the forward purchase of dollars to cover the future payable.

      As of December 31, 2000, the Company had forward contracts in Dutch guilders, Brazilian real, Hong Kong dollars and euro put options that amounted to $34.3 million. The aggregate fair value of the contracts, all of which mature in 2001, was approximately $1.0 million at December 31, 2000.

Liquidity and Capital Resources

      The Company’s liquidity requirements include capital investments, working capital requirements, acquisitions, and, to a lesser extent, interest expense. The Company expects to be able to meet its working capital requirements and capital investment needs from cash and cash equivalents, cash flow from operations and, if necessary, use of its revolving credit facility or long-term borrowings. The Company has available a $300.0 million, five-year revolving credit facility with seven domestic banks. The Company borrowed $195.5 million under this facility as of December 31, 2000. The Company is actively pursuing its acquisition strategy and may, from time to time, use its existing revolving credit facility or alternate financing arrangements including divestitures, to fund acquisitions. The Company also has $245.0 million available under a universal shelf registration pursuant to which various types of public securities may be issued.

      Net cash provided by operating activities was $114.5 million in 2000 compared with the $127.2 million recorded in 1999. The decrease in cash provided by operating activities is due primarily to changes in current assets and liabilities. Net cash used for investing activities was $282.1 million in the 2000 period compared with $191.6 million in 1999. The increase in investing activities is primarily due to net acquisition/ divestiture activity in 2000. Net cash provided by financing activities was $162.5 million in 2000 compared with $59.4 million provided in 1999. The change in net cash from financing activities was principally due to an asset securitization completed during the last half of 2000. See Note 3 to the consolidated financial statements for further information.

Cautionary Note on Forward-Looking Statements

      Certain statements contained in this Management’s Discussion and Analysis and elsewhere in this report reflect the Company’s current expectations with respect to the future performance of the Company and may constitute “forward-looking statements” within the meaning of the federal securities laws. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, and actual events or results may differ materially from the events or results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the success of the Company’s acquisition program; market acceptance of new product introductions; changes in customer requirements, markets or industries served; changing economic conditions; changes in foreign exchange rates; changes in the prices of major raw materials; significant technological or competitive developments; and the impact of environmental proceedings.

Consolidated Statements of Income
Ferro Corporation and subsidiaries

	(dollars in thousands, except per share data)
Years ended December 31	2000	1999	1998

Net sales	$1,447,284	1,355,283	1,361,844

Cost of sales	1,053,220	976,877	997,583

Selling, administrative and general expense	254,595	241,830	235,155

Other charges (income):

Interest expense	24,925	18,343	15,284

Interest earned	(1,520)	(1,554)	(2,936)

Foreign currency transactions	(2,422)	(1,561)	(944)

Other expense – net	1,871	5,234	7,221

Income before taxes	116,615	116,114	110,481

Income tax expense	43,476	43,099	41,199

Net income	73,139	73,015	69,282

Dividend on preferred stock, net of tax	3,460	3,747	3,789

Net income available to common shareholders	$69,679	69,268	65,493

Per common share data

Basic earnings	$2.02	1.97	1.80

Diluted earnings	1.92	1.85	1.67

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Ferro Corporation and subsidiaries

	(dollars in thousands)
December 31	2000	1999

Assets

Current assets

Cash and cash equivalents	$777	7,114

Accounts and trade notes receivable	189,014	261,501

Inventories	189,639	170,663

Other current assets	63,798	51,251

Total current assets	443,228	490,529

Property, plant and equipment

Land	21,897	21,055

Buildings	169,765	151,355

Machinery and equipment	636,960	543,317

	828,622	715,727

Less accumulated depreciation and amortization	(402,894)	(385,334)

Net plant and equipment	425,728	330,393

Other assets

Unamortized intangibles	196,279	93,412

Miscellaneous other assets	61,770	57,416

Total assets	$1,127,005	971,750

Liabilities and shareholders’ equity

Current liabilities

Notes and loans payable	$65,865	45,939

Accounts payable	155,244	131,923

Income taxes	3,352	6,777

Accrued payroll	18,948	19,246

Accrued expenses/other current liabilities	121,686	133,748

Total current liabilities	365,095	337,633

Other liabilities

Long-term debt, less current portion	350,781	236,794

Postretirement liabilities	52,510	49,712

Other non-current liabilities	49,461	50,616

Shareholders’ equity

Serial convertible preferred stock, without par value Authorized 2,000,000 shares; 1,520,215 shares issued	70,500	70,500

Common stock, par value $1 per share Authorized 300,000,000 shares; 47,323,053 shares issued	47,323	47,323

Paid-in capital	21,606	17,482

Retained earnings	552,980	503,309

Accumulated other comprehensive income	(85,678)	(74,459)

Other	(7,732)	(8,714)

	598,999	555,441

Less cost of treasury stock:

Common – 13,158,248 shares-2000 and 12,153,584 shares-1999	266,858	240,506

Preferred – 495,587 shares-2000 and 386,860 shares-1999	22,983	17,940

Total shareholders’ equity	309,158	296,995

Commitments and contingencies

Total liabilities and shareholders’ equity	$1,127,005	971,750

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Ferro Corporation and subsidiaries

Years ended December 31	(dollars in thousands)

		Guaranteed
	Preferred	ESOP	Common	Paid-in	Retained
	stock	obligation	stock	capital	earnings

Balances at December 31, 1997	$70,500	(13,815)	47,323	1,908	405,768

Comprehensive income

Net income					69,282

Other comprehensive income (loss), net of tax(a)

Foreign currency translation adjustment

Minimum pension liability adjustment

Other comprehensive income

Comprehensive income

Cash dividends:

Common					(18,072)

Preferred					(4,038)

Federal tax benefits					325

Transactions involving benefit plans		9,748		6,046

Purchase of treasury stock

Balances at December 31, 1998	$70,500	(4,067)	47,323	7,954	453,265

Comprehensive income

Net income					73,015

Other comprehensive income (loss), net of tax(a)

Foreign currency translation adjustment

Minimum pension liability adjustment

Other comprehensive income (loss)

Comprehensive income

Cash dividends:

Common					(19,383)

Preferred					(3,779)

Federal tax benefits					191

Transactions involving benefit plans		4,067		9,528

Purchase of treasury stock

Balances at December 31, 1999	$70,500	—	47,323	17,482	503,309

Comprehensive income (loss)

Net income					73,139

Other comprehensive income (loss), net of tax(a)

Foreign currency translation adjustment

Minimum pension liability adjustment

Other comprehensive income (loss)

Comprehensive income

Cash dividends:

Common					(20,081)

Preferred					(3,460)

Federal tax benefits					73

Transactions involving benefit plans				4,124

Purchase of treasury stock

Balances at December 31, 2000	$70,500	—	47,323	21,606	552,980

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated	Common	Preferred		Total
	other com-	stock	stock		share-
	prehensive	held in	held in		holders'
	income (loss)(a)(b)	treasury	treasury	Other	equity

Balances at December 31, 1997	(54,403)	(167,974)	(11,158)	(4,998)	273,151

Comprehensive income

Net income					69,282

Other comprehensive income (loss), net of tax(a)

Foreign currency translation adjustment	11,005				11,005

Minimum pension liability adjustment	(1,529)				(1,529)

Other comprehensive income					9,476

Comprehensive income					78,758

Cash dividends:

Common					(18,072)

Preferred					(4,038)

Federal tax benefits					325

Transactions involving benefit plans		6,082	(2,795)	(1,760)	17,321

Purchase of treasury stock		(64,184)			(64,184)

Balances at December 31, 1998	(44,927)	(226,076)	(13,953)	(6,758)	283,261

Comprehensive income

Net income					73,015

Other comprehensive income (loss), net of tax(a)

Foreign currency translation adjustment	(30,161)				(30,161)

Minimum pension liability adjustment	629				629

Other comprehensive income (loss)					(29,532)

Comprehensive income					43,483

Cash dividends:

Common					(19,383)

Preferred					(3,779)

Federal tax benefits					191

Transactions involving benefit plans		5,626	(3,987)	(1,956)	13,278

Purchase of treasury stock		(20,056)			(20,056)

Balances at December 31, 1999	(74,459)	(240,506)	(17,940)	(8,714)	296,995

Comprehensive income (loss)

Net income					73,139

Other comprehensive income (loss), net of tax(a)

Foreign currency translation adjustment	(12,417)				(12,417)

Minimum pension liability adjustment	1,198				1,198

Other comprehensive income (loss)					(11,219)

Comprehensive income					61,920

Cash dividends:

Common					(20,081)

Preferred					(3,460)

Federal tax benefits					73

Transactions involving benefit plans		4,377	(5,043)	982	4,440

Purchase of treasury stock		(30,729)			(30,729)

Balances at December 31, 2000	(85,678)	(266,858)	(22,983)	(7,732)	309,158

(a)	Income tax (expense) benefits related to the components of other comprehensive income (loss) were $(313), $(729) and $679 in 2000, 1999 and 1998, respectively.

(b)	Accumulated translation adjustments were $(83,344), $(70,927), $(40,766) and $(51,771) and accumulated minimum pension liability adjustments were $(2,334), $(3,532), $(4,161) and $(2,632) at December 31, 2000, 1999, 1998 and 1997, respectively.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Ferro Corporation and subsidiaries

	(dollars in thousands)
Years ended December 31	2000	1999	1998

Cash flows from operating activities

Net income	$73,139	73,015	69,282

Adjustments to reconcile net income to net cash provided by operating activities

Depreciation and amortization	50,352	48,501	43,122

Deferred income taxes	2,032	7,843	(2,553)

Changes in current assets and liabilities, net of effects of acquisitions

Accounts and trade notes receivable	13,432	603	(14,687)

Inventories	2,341	(4,126)	(13,357)

Other current assets	(11,738)	5,520	(902)

Accounts payable	6,692	20,408	(5,290)

Accrued expenses and other current liabilities	(16,376)	(15,224)	4,168

Other operating activities	(5,423)	(9,385)	248

Net cash provided by operating activities	114,451	127,155	80,031

Cash flow from investing activities

Capital expenditures for plant and equipment	(65,405)	(76,244)	(60,274)

Acquisitions/divestitures, net of cash	(210,565)	(116,930)	(3,310)

Other investing activities	(6,163)	1,621	2,012

Net cash used for investing activities	(282,133)	(191,553)	(61,572)

Cash flow from financing activities

Net borrowings under short-term lines	19,410	14,952	7,718

Proceeds from long-term debt	116,174	117,207	54,297

Asset securitization	88,900	—	—

Principal payments on long-term debt	(1,185)	(36,464)	(1,254)

Purchase of treasury stock	(30,729)	(20,056)	(64,184)

Cash dividends paid	(23,541)	(23,162)	(22,110)

Other financing activities	(6,545)	6,939	4,494

Net cash provided (used) by financing activities	162,484	59,416	(21,039)

Effect of exchange rate changes on cash	(1,139)	(89)	(1,572)

Decrease in cash and cash equivalents	(6,337)	(5,071)	(4,152)

Cash and cash equivalents at beginning of period	7,114	12,185	16,337

Cash and cash equivalents at end of period	$777	7,114	12,185

Cash paid during the period for

Interest	$23,382	14,795	13,879

Income taxes	$30,073	23,200	40,909

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Ferro Corporation and subsidiaries

Years ended December 31, 2000, 1999 and 1998

1. Summary of significant accounting policies

Nature of Operations

      Ferro Corporation is a worldwide producer of performance materials for manufacturers. Ferro produces a variety of coatings and performance chemicals by utilizing organic and inorganic chemistry. The Company’s materials are used extensively in the markets of building and renovation, major appliances, household furnishings, transportation and industrial products. Ferro’s products are sold principally in the United States and Europe; however, operations extend to the Latin America and Asia-Pacific regions.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries after elimination of significant inter-company accounts, transactions and profits.

      Certain amounts in the 1999 and 1998 financial statements and the accompanying notes have been reclassified to conform to the 2000 presentation.

      Financial results for acquisitions are included in the consolidated financial statements from the date of acquisition.

Translation of Foreign Currencies

      Except for international companies whose functional currency is the U.S. dollar, financial statements of international companies are translated to U.S. dollar equivalents at the following exchange rates: (1) balance sheet accounts at year-end rates; (2) income statement accounts at exchange rates weighted by the monthly volume of transactions occurring during the year. Translation gains or losses are recorded in shareholders’ equity as a component of accumulated other comprehensive income, and transaction gains and losses are reflected in net income.

      For countries where the U.S. dollar is the functional currency, remeasurement and transaction gains or losses are reflected in net income.

Cash Equivalents

      Cash equivalents consist of highly liquid instruments with a maturity of three months or less and are carried at cost, which approximates market value.

Risk Management Derivatives

      Derivatives primarily consist of foreign currency forward exchange contracts and foreign currency options. These derivatives are recognized in the consolidated financial statements and are measured at fair value. Changes in fair value are accounted for dependent upon the use of the derivative and whether it qualifies for hedge accounting.

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

Accounts and Trade Notes Receivable

      Reserves for possible losses in the collection of accounts and trade notes receivable totaled $6.8 million and $8.8 million at December 31, 2000 and 1999.

Inventories

      Inventories are valued at the lower of cost or market. Cost is determined utilizing the first-in, first-out (FIFO) method, except for selected domestic inventories where the last-in, first-out (LIFO) method is used.

Long-Lived Assets

      In the case of goodwill and other intangibles, the excess cost over equity in net assets of acquired companies is being amortized over periods benefited, ranging from 15 to 40 years. Accumulated amortization was $38.5 million and $32.0 million at December 31, 2000 and 1999, respectively.

      Property, plant and equipment are carried at cost. Depreciation of plant and equipment is provided on a straight-line basis for financial reporting purposes. The annual depreciation provision is based on the following estimated useful lives:

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

Earnings per Share

      Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share reflect the potential dilution of earnings per share assuming that certain stock options, whose exercise price is less than the average market price of the stock, are exercised and that convertible preferred shares are converted into common shares.

2. Inventories

      The portion of inventories valued by the LIFO method at December 31, 2000 and 1999 is as follows:

	2000	1999

United States	25%	40%

Consolidated	13%	20%

      If the FIFO method of inventory valuation had been used exclusively by the Company, inventories would have been $10.9 million and $11.7 million higher than reported at December 31, 2000 and 1999, respectively.

      Since certain of the inventory costs are determined by use of the LIFO dollar value method (under which the raw materials, work-in-process and finished goods are included in one pool), it is not practical to separate LIFO inventory values among raw materials, work in process and finished goods.

3. Financing and long-term debt

      Long-term debt at December 31, 2000 and 1999 is as follows:

(dollars in thousands)	2000	1999

Debentures, 7.125%, due 2028	$54,427	54,406

Debentures, 7.625%, due 2013	24,824	24,816

Debentures, 8.0%, due 2025	49,434	49,411

Debentures, 7.375%, due 2015	24,947	24,943

Revolving credit agreement	195,510	80,000

Other	3,349	3,965

	352,491	237,541

Less current portion(a)	1,710	747

Total	$350,781	236,794

(a)	Included in notes and loans payable.

      The aggregate principal payments on long-term indebtedness for the next five years are as follows:

(dollars in thousands)

2001	2002	2003	2004	2005

$1,710	1,782	185	185	195,695

      At December 31, 2000, $1.7 million of long-term indebtedness was secured by property, equipment and certain other assets with a net book value approximating $2.3 million. At December 31, 2000, the Company had $155.0 million principal amount outstanding under debentures, which had an estimated fair market value of $150.1 million.

      In 1995, the Company filed a $300.0 million Shelf Registration with the Securities and Exchange Commission. This registration will enable the Company to offer, separately or together, debt securities, common stock and/or preferred stock, warrants, stock purchase contracts, depository shares and stock purchase units. Proceeds from securities issued under the Shelf Registration may be used for general corporate purposes.

      In May 2000, the Company replaced its $150.0 million revolving credit facility with a new $300.0 million revolving credit facility provided by a syndicate of seven banks. The new facility matures on April 30, 2005. The Company pays an annual facility fee of 1/8% and interest on outstanding borrowings at the prime rate, adjusted LIBOR or on a competitive-bid basis. As of December 31, 2000, the Company had $195.5 million outstanding under this facility.

      In 1998, the Company issued $55.0 million 71/8% debentures due in 2028 under the 1995 Shelf Registration.

      There are no covenants in the revolving credit facility which significantly limit the dividend payment capability of the Company, and the Company does not expect to include any such covenants in future offerings under the Shelf Registration. In addition, there are no significant restrictions on the payment of dividends by the subsidiaries and affiliates of the Company.

      During 2000, the Company entered into an agreement to sell, on an ongoing basis, a pool of its trade accounts receivable to a wholly owned, unconsolidated, qualified, special purpose subsidiary, Ferro Finance Corporation (FFC). The Company sold $111.4 million of trade accounts receivable to FFC as of December 31, 2000. Under a five-year agreement, FFC has sold and, subject to certain conditions, may from time to time sell an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company (Conduit). Upon sale of the receivables to the Conduit, FFC holds a subordinated interest in the receivables, and the Company services, administers and collects the receivables on behalf of FFC. The Conduit and FFC have no recourse to the Company’s other assets for failure of debtors to pay when due. Costs associated with the sale of receivables were $2.6 million for the year ended December 31, 2000 and are included in other expense.

      The Company has a retained interest in the transferred receivables in the form of a note receivable from FFC to the extent that they exceed advances to FFC by the Conduit. The Company initially and subsequently measures the fair value of the retained interests at management’s best estimate of the undiscounted expected future cash collections on the transferred receivables. Actual cash collections may differ from these estimates and would directly affect the fair value of the retained interests.

      During 2000, the Company received proceeds from the new securitizations of $88.9 million and received proceeds from collections reinvested in previous securitizations of $108.4 million.

      Capitalized interest was $0.5 million, $1.3 million and $0.6 million in 2000, 1999 and 1998, respectively.

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

4. Stock plans

      The Company maintains a stock option plan, a performance share plan and a savings and stock ownership plan, which includes an investment savings plan and an ESOP for the benefit of its employees.

      The stock option plan provides for the issuance of stock options at no less than the then current market price. Stock options have a maximum term of 10 years and vest evenly over four years on the anniversary of the grant date.

      Information pertaining to these stock options is shown below:

	2000	1999	1998

Options granted	628,332	648,557	642,935

Average option price	$19.06	22.36	23.58

Options exercised	79,578	350,862	277,139

Average option price	$12.72	16.05	12.96

Options which became exercisable	477,848	520,263	461,739

Average option price	$21.19	19.31	18.29

Options unexercised at year-end	3,421,318	3,021,144	2,820,764

Option price range per share	$14.33	8.89	8.89

	to $29.25	to 29.25	to 29.25

Options cancelled	144,049	89,409	23,673

Options available for granting future options	1,833,842	818,125	1,377,273

      Significant option groups outstanding at December 31, 2000 and the related weighted-average price for the exercisable options and remaining life information are as follows:

Options Outstanding				Options Exercisable

Range of		Average		Remaining	Average
exercise		exercise	Life	average	exercise
prices	Shares	price	(years)	shares	price

$26-30	142,017	$28.46	8.2	41,671	$28.43

21-26	1,342,631	22.18	6.8	695,483	22.39

18-21	1,266,386	19.09	6.7	617,308	19.53

14-18	670,284	15.75	3.9	670,284	15.75

$14-30	3,421,318	$20.04	6.3	2,024,746	$19.45

      All options were granted at an exercise price equal to the fair market value of the Company’s common stock at the date of grant. The weighted-average fair market value at date of grant for options granted during 2000, 1999 and 1998 was $6.23, $8.39 and $8.16 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted-average assumptions:

	2000	1999	1998

Expected life (years)	8.2	8.1	8.5

Interest rate	5.94%	5.42	5.85

Volatility	28.50	33.50	25.25

Dividend yield	2.79	2.22	1.88

      On a pro forma basis, had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date, the Company’s net income and earnings per share would have been reduced to the pro forma amounts shown below:

	2000	1999	1998

Net income as reported	$73,139	73,015	69,282

Net income pro forma	70,201	69,958	67,013

Income per share (diluted) as reported	$1.92	1.85	1.67

Income per share (diluted) pro forma	1.84	1.76	1.61

      The pro forma effects on net income are not representative of the pro forma effects on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1996.

      The Company maintains a performance share plan whereby awards, expressed as shares of common stock of the Company, are earned only if the Company meets specific performance targets over a three-year period. The plan pays 50% cash and 50% common stock for the value of any earned performance shares. Performance share awards in the amount of 868,620 shares, 769,337 shares and 832,007 shares were outstanding at the end of 2000, 1999 and 1998, respectively. The Company accrues amounts based on performance reflecting the value of cash and common stock, which is anticipated to be earned. The effect of the plan was to reduce income by $2.5 million, $2.1 million and $3.5 million in 2000, 1999 and 1998, respectively.

      The ESOP provides for the Company to match eligible employee pre-tax savings. Amounts expensed under the ESOP were $3.8 million, $3.5 million and $3.5 million in 2000, 1999 and 1998, respectively.

5. Capital stock

      In 1989, Ferro issued 1,520,215 shares of 7% Series A ESOP Convertible Preferred Stock to the trustee for the Ferro ESOP. The shares were issued at a price of $46.375 per share for a total consideration of $70.5 million. Each share of ESOP convertible preferred stock is convertible into 2.5988 shares of common stock. As of December 31, 1999, all of the preferred shares were allocated to participating individual employee accounts. The Company is required to repurchase at the original issue price, for cash or common stock at the Company’s option, the preferred shares allocated to an employee’s ESOP account upon distribution of such account to the employee unless such shares have been converted to common stock. Each preferred share carries one vote, voting together with the common stock on most matters.

      The Company purchased 1,502,809 shares of common stock in 2000 at an aggregate cost of $30.7 million, 892,779 shares of common stock in 1999 at an aggregate cost of $20.1 million, and 2,595,482 shares of common stock in 1998 at an aggregate cost of $64.2 million. At December 31, 2000, the Company had remaining authorization to acquire 572,324 shares under the then current treasury stock purchase program.

      The Company maintains a Shareholder Rights Plan (“the Plan”) whereby, until the occurrence of certain events, each share of the outstanding common stock represents ownership of one right (Right). The Rights become exercisable only if a person or group acquires 20% or more of the Company’s common stock (10% under certain circumstances) or commences a tender or exchange offer upon consummation of which such person or group would control 20% or more of the common shares or is declared an Adverse Person (as defined in the Plan) by the Board of Directors. The Rights, which do not have the right to vote or receive dividends, expire on April 8, 2006. Rights may be redeemed by the Company at $0.03 1/3 per Right at any time until the 15th day following public announcement that a person or group has acquired 20% or more of the voting power, unless such period is extended by the Board of Directors while the Rights are redeemable.

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

      In the event the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation or the Company is the surviving corporation but its common stock is changed or exchanged or 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the Right.

6. Earnings per share computation

      Information concerning the calculation of basic and diluted earnings per share (EPS) is shown below:

(in thousands, except EPS)	2000	1999	1998

Basic EPS Computation

Numerator:

Net income available	$69,679	69,268	65,493

Denominator:

Weighted-average common shares outstanding	34,561	35,197	36,419

Basic EPS	$2.02	1.97	1.80

Diluted EPS Computation

Numerator:

Net income available	$69,679	69,268	65,493

Convertible preferred stock	2,811	2,371	2,205

Net income assuming conversion	$72,490	71,639	67,698

Denominator:

Weighted-average common shares outstanding	34,561	35,197	36,419

Convertible preferred stock	2,794	3,043	3,247

Options	309	567	813

Total shares	37,664	38,807	40,479

Diluted EPS	$1.92	1.85	1.67

7. Acquisitions, divestitures and realignment

      In August 2000, the Company purchased the polymer modifiers business and related manufacturing facilities of Solutia Inc., St. Louis, Missouri. The polymer modifiers business is a key global producer of specialty plasticizers (chemical additives) and other modifiers used in the production of a variety of plastics.

      In November 2000, the Company acquired Pfanstiehl Laboratories of Waukegan, Illinois. Pfanstiehl Laboratories produces a broad range of fine chemicals, including advanced pharmaceutical intermediates and active pharmaceutical ingredients as well as dietary supplements and food and cosmetic additives.

      In December 2000, the Company purchased EMCA-Remex from National Starch and Chemical Company. EMCA-Remex specializes in the production of thick film pastes for hybrid microelectronics.

      As a result of the above transactions, the Company allocated approximately $102.9 million to goodwill which is being amortized over 30 to 40 years.

      In June 2000, the Company completed the sale of its Pyro-Chek flame retardant business.

      The 2000 consolidated statements of income include a gain of $3.8 million, net of tax, from the sale of the Pyro-Chek flame retardant business. In addition, the Company incurred estimated identifiable integration costs and one-time charges, related to the acquisitions completed in 2000, of $3.0 million, net of taxes, including $1.8 million paid to the seller for post-transaction services.

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

      As a result of the above transactions, the Company allocated approximately $44.1 million to goodwill which is being amortized over 15 to 30 years.

      In April 1999, the Company sold its Filtros porous ceramics business, based in East Rochester, New York.

      In May 1998, the Company acquired the assets of Ningbo Powder Coatings Company Ltd., located in the People’s Republic of China.

      In March 1998, the Company sold a majority of its shares in Ferro Ecuatoriana S.A., located in Ecuador.

      The Company sold or closed operations representing annual sales of $16.1 million, $30.1 million and $36.6 million in 2000, 1999 and 1998, respectively.

      In 2000, the Company substantially completed the realignment program, announced in 1997, to consolidate manufacturing facilities and reduce headcount worldwide. Through December 2000, asset impairment charges were $94.7 million. Severance and related costs paid or accrued to date were $30.7 million. Other costs incurred through December 2000 were $20.5 million, of which $10.7 million were cash payments. There is $4.1 million remaining in other accrued liabilities to complete the program.

8. Contingent liabilities

      On May 4, 1999, and December 16, 1999, the United States Environmental Protection Agency (U.S. EPA) issued Notices of Violation (NOVs) alleging that the Company violated various requirements of the Clean Air Act and related state laws in modifying and operating the Pyro-Chek process. The U.S. EPA has also submitted requests seeking information from the Company related to the alleged violations. The Company completed the sale of assets relating to the Pyro-Chek process and ceased production of Pyro-Chek in June 2000. The Company has been meeting with the U.S. EPA and is engaged in negotiations intended to resolve the issues raised in the NOVs. If these issues are not resolved in negotiations, the United States may bring an enforcement action against the Company based on the violations alleged in the NOVs. Although the maximum penalty that might be sought by the U.S. EPA could be material, the Company believes that it will resolve this matter in a manner that will not have a material adverse effect on the Company’s financial position or results of operations.

      In 2000, a wrongful death lawsuit was filed against Keil Chemical, a division of the Company, and is now pending in federal court in Indiana. Two negligence suits were filed against Keil Chemical, also in federal court in Indiana. These complaints generally allege that the Company was negligent and/or reckless in failing to control emissions, misrepresenting emissions levels to regulatory agencies, failing to warn nearby residents of the hazards posed by its emissions, and in emitting carcinogenic chemicals without a permit. The Company believes it has valid defenses to the allegations made in these suits and is vigorously defending its position.

      There are also pending against the Company and its consolidated subsidiaries various other lawsuits and claims. In the opinion of management, the ultimate liabilities resulting from such other lawsuits and claims will not materially affect the consolidated financial position or results of operations or liquidity of the Company.

9. Research and development expense

      Amounts expended for development or significant improvement of new and/or existing products, services and techniques approximated $30.2 million, $30.9 million and $29.4 million in 2000, 1999 and 1998, respectively.

10. Retirement benefits

      Information concerning the pension and other post-retirement benefit plans of the Company and consolidated subsidiaries is as follows:

	Pension Benefits		Other Benefits

(dollars in thousands)	2000	1999	2000	1999

Change in benefit obligation:

Benefit obligation at beginning of year	$253,506	265,047	$42,004	38,470

Service cost	7,563	8,358	899	971

Interest cost	17,974	16,467	3,239	2,569

Amendments	1,235	369	—	—

Effect of curtailment gain	40	12	—	—

Plan participants’ contributions	340	399	—	—

Benefits paid	(12,241)	(11,118)	(2,316)	(2,148)

Acquisitions	—	13,249	1,365	3,240

Actuarial loss (gain)	(6,349)	(30,788)	852	(1,098)

Exchange rate effect	(5,733)	(8,489)	—	—

Benefit obligation at end of year	256,335	253,506	46,043	42,004

Change in plan assets:

Fair value of plan assets at beginning of year	265,533	237,103	—	—

Actual return on plan assets	19,146	26,698	—	—

Employer contribution	4,533	3,827	2,316	2,148

Plan participants’ contributions	340	399	—	—

Benefits paid	(12,241)	(11,118)	(2,316)	(2,148)

Acquisitions	—	17,634	—	—

Exchange rate effect	(6,577)	(9,010)	—	—

Fair value of plan assets at end of year	270,734	265,533	—	—

Funded status	14,399	12,027	(46,043)	(42,004)

Unrecognized net actuarial gain	(36,897)	(34,429)	(6,121)	(7,185)

Unrecognized prior service cost	4,578	4,355	(346)	(523)

Net amount recognized	$(17,920)	(18,047)	$(52,510)	(49,712)

Amounts recognized in the statement of financial position consist of:

Prepaid benefit cost	$6,958	4,604	$—	—

Accrued benefit liability	(27,477)	(24,536)	(52,510)	(49,712)

Intangible asset	1,692	938	—	—

Accumulated other comprehensive income	907	947	—	—

Net amount recognized	$(17,920)	(18,047)	$(52,510)	(49,712)

Weighted-average assumptions as of December 31:

Discount rate	7.60%	7.41	8.17	7.93

Expected return on plan assets	8.38%	8.20	N/A	N/A

Rate of compensation increase	3.8%	3.8	N/A	N/A

      For measurement purposes, a 9.0% increase in the cost of covered health care benefits was assumed for 2001, gradually decreasing to 5.0% for 2009 and later years.

	Pension Benefits			Other Benefits

(dollars in thousands)	2000	1999	1998	2000	1999	1998

Components of net periodic cost:

Service cost	$7,563	8,358	7,105	$899	971	777

Interest cost	17,974	16,467	15,821	3,239	2,569	2,515

Expected return on plan assets	(21,083)	(18,500)	(18,097)	—	—	—

Amortization of prior service cost	918	976	935	(177)	(177)	(177)

Net amortization and deferral	(995)	35	(473)	(211)	(169)	(330)

Curtailment effect	45	46	(609)	—	—	—

Net periodic pension cost	$4,422	7,382	4,682	$3,750	3,194	2,785

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $21.1 million, $20.9 million and $12.7 million, respectively, as of December 31, 2000 and $21.9 million, $21.7 million and $13.0 million, respectively, as of December 31, 1999.

      A one-percentage point change in the assumed health care cost trend rates would have the following effect:

	1-Percentage	1-Percentage
(dollars in thousands)	Point Increase	Point Decrease

Effect on total of service and interest cost component	$278	(284)

Effect on post-retirement benefit obligation	$3,030	(3,158)

      Costs for defined contribution pension plans were $0.6 million in 2000, 1999 and 1998.

      The Company also maintains other supplemental retirement plans under which it expensed $1.2 million, $4.7 million, including $3.1 million settlement cost, and $1.4 million in the years ended December 31, 2000, 1999 and 1998, respectively.

11. Income tax expense

      Income tax expense is comprised of the following components:

(dollars in thousands)	2000	1999	1998

Current:

U.S. federal	$15,291	13,708	19,583

Foreign	22,163	20,493	20,753

State and local	3,990	1,055	3,416

	$41,444	35,256	43,752

Deferred:

U.S. federal	4,581	6,565	(1,381)

Foreign	(2,115)	212	(774)

State and local	(434)	1,066	(398)

	2,032	7,843	(2,553)

Total income tax	$43,476	43,099	41,199

      In addition to the 2000 income tax expense of $43.5 million, certain net tax charges of $0.3 million were allocated directly to shareholders’ equity.

      The above taxes are based on earnings before income taxes. These earnings aggregated $65.6 million, $59.5 million and $60.7 million for domestic operations and $51.0 million, $56.6 million and $49.8 million for foreign operations in 2000, 1999 and 1998, respectively.

      A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

	2000	1999	1998

Statutory federal income tax rate	35.0%	35.0	35.0

Foreign tax rate difference	1.9	0.8	2.3

U.S. taxes on dividends from subsidiaries	0.2	(0.7)	0.4

Foreign sales corporation	(1.0)	(0.9)	(1.0)

State and local taxes net of federal tax	2.0	1.5	1.8

Miscellaneous	(0.8)	1.4	(1.2)

Effective tax rate (%)	37.3%	37.1	37.3

      The components of deferred tax assets and liabilities at December 31 were:

(dollars in thousands)	2000	1999

Deferred tax assets:

Pension and other benefit programs	$28,048	28,824

Accrued liabilities	9,236	22,459

Net operating loss carryforwards	8,676	8,220

Inventories	3,286	2,446

Other	9,405	10,401

Total deferred tax assets	$58,651	72,350

Deferred tax liabilities:

Property and equipment – depreciation and amortization	24,647	22,948

Other	621	1,454

Total deferred tax liabilities	$25,268	24,402

Net deferred tax asset before valuation
allowance	33,383	47,948

Valuation allowance	(7,463)	(6,448)

Net deferred tax assets	$25,920	41,500

      At December 31, 2000, the Company’s foreign subsidiaries had deferred tax assets relating to net operating loss carryforwards for income tax purposes of $8.7 million that expire in years 2001 through 2005, and in two instances have no expiration period. For financial reporting purposes, a valuation allowance of $7.0 million has been recognized to offset the deferred tax assets relating to the net operating loss carryforwards.

      Of the total deferred tax assets, $25.7 million and $29.2 million were classified as current at December 31, 2000 and 1999, respectively.

      Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $116.4 million. Deferred income taxes are not provided on these earnings as it is intended that the majority of these earnings are indefinitely invested in these entities.

12. Reporting for segments

      In determining reportable segments, the Company considers its operating and management structure and the types of information subject to regular review by its chief operating decision-maker. During 2000, the Company reassessed the appropriate reporting structure given acquisitions and divestitures completed over the prior two years. The objective is to create the most advantageous structure to achieve operating, marketing and cost synergies among its operating units. As a result of that review and assessment, information subject to regular review by its chief operating decision-maker has changed and is now aggregated in two reporting segments consisting of (1) Coatings and (2) Performance Chemicals. Information for previous years has been restated to reflect the change in the number of reportable segments.

      Principal products from which the Coatings segment derives its revenues are ceramic glaze coatings, inorganic color, powder and porcelain enamel coatings and electronic materials. The Performance Chemicals segment revenues result from sales of polymer additives, plastic colorants, filled and reinforced plastics and performance and fine chemicals.

      The accounting policies of the segments are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 1). The Company measures segment income for reporting purposes as net operating profit before interest and tax. Net operating profit excludes unallocated corporate expenses. A complete reconciliation of segment income to consolidated income before tax is presented below.

      Sales to external customers are presented in the following chart. Inter-segment sales are not material.

(dollars in millions)	2000	1999	1998

Net sales

Coatings	$878.5	810.4	817.8

Performance

Chemicals	568.8	544.9	544.0

Total	$1,447.3	1,355.3	1,361.8

      Income and reconciliation to income (loss) before taxes follows:

(dollars in millions)	2000	1999	1998

Coatings	$99.5	94.2	89.3

Performance

Chemicals	54.9	59.4	58.6

Segment income	154.4	153.6	147.9

Unallocated expenses	14.9	17.2	18.7

Interest expense	24.9	18.3	15.3

Interest earned	(1.5)	(1.6)	(2.9)

Foreign currency	(2.4)	(1.6)	(0.9)

Other expense-net	1.9	5.2	7.2

Income before taxes	$116.6	116.1	110.5

      Unallocated expenses consist primarily of corporate costs.

Depreciation and amortization

(dollars in millions)	2000	1999	1998

Coatings	$29.3	29.4	25.7

Performance

Chemicals	17.1	17.2	15.4

Segment depreciation and amortization	46.4	46.6	41.1

Other	4.0	1.9	2.0

Total consolidated	$50.4	48.5	43.1

Assets

(dollars in millions)	2000	1999	1998

Coatings	$529.9	557.2	452.4

Performance

Chemicals	432.1	271.6	246.3

Segment assets	962.0	828.8	698.7

Other assets	165.0	143.0	150.5

Total consolidated	$1,127.0	971.8	849.2

      Segment assets consist of trade receivables, inventories, intangibles, and property, plant and equipment net of applicable reserves. Other assets include cash, deferred taxes and other items.

Expenditures for long-lived assets (including acquisitions)

(dollars in millions)	2000	1999	1998

Coatings	$56.3	108.9	38.7

Performance

Chemicals	195.3	44.4	15.8

Total	$251.6	153.3	54.5

      Geographic information follows:

Net sales

(dollars in millions)	2000	1999	1998

United States and Canada	$849.5	756.7	737.3

International	597.8	598.6	624.5

Total	$1,477.3	1,355.3	1,361.8

      Geographic revenues are based on the region in which the customer invoice is generated. The United States of America is the single largest country for customer sales. No other single country represents greater than 10% of consolidated sales.

Long-lived assets

(dollars in millions)	2000	1999	1998

United States and Canada	$485.0	303.0	218.4

International	137.0	120.8	106.3

Total	$622.0	423.8	324.7

      Except for the United States of America, no single country has greater than 10% of consolidated long-lived assets.

13. Financial instruments

      The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and amounts included in investments and accruals meeting the definition of a financial instrument approximate fair value.

      It is the Company’s hedging policy to attempt to neutralize or mitigate the potentially negative effects of currency movements and raw material prices. The Company’s use of derivative financial instruments is limited to the hedging of underlying exposures. The Company does not engage in speculative transactions for trading purposes.

      The Company uses forward exchange contracts and currency options to hedge its exposure to foreign currency fluctuations. Several of the Company’s foreign subsidiaries enter into forward contracts to protect against the risk of increased cost of non-local currency-denominated raw materials. The most prevalent transactions involve the purchase of U.S. dollars against the euro. The maturity of the hedge instruments is consistent with the underlying exposure, generally not beyond one year. At December 31, 2000, the market value of such forward contracts was $6.9 million, compared with a contract value of $6.5 million.

      The Company enters into foreign currency options to protect the U.S. dollar value of profits generated by certain European operations. Such activity involves the purchase of put options for the euro against the U.S. dollar. The maturity of the options is generally under one year. At December 31, 2000, the face value, or notional amount, of all outstanding currency options was $19.7 million. If liquidated at year-end 2000, these options would have produced a cash amount of $0.5 million versus an unamortized cost of $0.5 million.

      The Company enters into selective foreign currency forward contracts to protect the U.S. dollar value of certain intercompany loans or subsidiary currency exposures. Such activities involve the forward sale of foreign currencies against the U.S. dollar. The maturity date of the forward contract is usually under one year. At December 31, 2000, the contract value of all outstanding forward contracts was $8.1 million. If liquidated at year-end 2000, these forward contracts would have produced a cash gain amount of $0.03 million.

      All forward contract, option and hedging activity is executed with major reputable multinational financial institutions. Accordingly, the Company does not anticipate counterparty default.

14. Lease commitment

      In 2000, the Company renewed an operating lease agreement for certain land, buildings, machinery and equipment for a five-year period. The Company has the option to purchase the assets at the end of the lease term for a price of $25.0 million. In the event the Company chooses not to exercise this option, the Company is obligated to pay, or is entitled to receive from the lessor, the difference between the net sales proceeds and the outstanding lease balance.

      Rentals are based on floating rates, and the total annual lease payments, based on the amount outstanding as of December 31, 2000, are estimated to be $1.5 million annually.

Selected Financial Data
Ferro Corporation and subsidiaries

Years ended December 31, 1996 through 2000
(dollars in thousands, except per share data
and employee data)	2000	1999	1998	1997(a)	1996

Operating results

Sales from ongoing operations	$1,431,152	1,325,213	1,325,264	1,326,980	1,266,818

Sales from businesses sold	16,132	30,070	36,580	54,300	88,867

Total net sales	$1,447,284	1,355,283	1,361,844	1,381,280	1,355,685

Income (loss) before taxes	116,615	116,114	110,481	(48,470)	88,207

Income tax expense (benefit)	$43,476	43,099	41,199	(11,193)	33,621

Net income (loss)	$73,139	73,015	69,282	(37,277)	54,586

Income as a percent of sales	5.1%	5.4%	5.1%	—	4.0%

Return on average shareholders’ equity	24.1%	25.2%	24.9%	—	14.2%

Per common share data (b)

Average shares outstanding	34,561,227	35,197,243	36,419,090	38,131,631	39,506,572

Basic earnings	$2.02	1.97	1.80	(1.08)	1.29

Diluted earnings	1.92	1.85	1.67	(1.08)	1.21

Cash dividends	0.58	0.55	0.495	0.43	0.39

Book value	8.95	8.44	8.02	7.32	9.99

Financial condition at year-end

Current assets	$443,228	490,529	451,128	427,030	416,522

Current liabilities	365,095	337,633	282,556	277,707	252,333

Working capital	78,133	152,896	168,572	149,323	164,189

Plant and equipment	828,622	715,727	640,327	561,181	683,129

Accumulated depreciation and amortization	402,894	385,334	367,592	321,001	375,746

Net property, plant and equipment	425,728	330,393	272,735	240,180	307,383

Other assets	258,049	150,828	125,302	118,469	146,563

Total assets	1,127,005	971,750	849,165	785,679	870,468

Long-term debt	350,781	236,794	156,283	102,020	105,308

Postretirement liabilities	52,510	49,712	45,426	44,462	44,846

Other non-current liabilities	49,461	50,616	77,572	74,524	61,185

Shareholders’ equity	309,158	296,995	283,261	273,151	384,204

Plant and equipment

Capital expenditures and acquisitions	159,687	118,670	64,420	45,129	50,592

Depreciation	43,643	42,417	38,650	39,421	42,283

Employees

Number (year-end)	7,117	6,881	6,693	6,851	6,912

Total net/sales per employee	$203,356	196,960	203,473	201,617	196,135

(a)	Included in 1997 is a pre-tax realignment charge of $152.8 million, which on an after-tax basis is $100.0 million, or $2.52 per common share. Excluding the realignment charge, net income for 1997 would have been $62.7 million, or $1.44 per common share (diluted).

(b)	Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share further reflect the potential dilution of earnings per share, assuming that certain stock options whose exercise price is less than the average market price for the stock are exercised and that convertible preferred shares are converted into common shares. Book value is based on outstanding common shares and net worth at the end of the year. Outstanding common shares and per share data are adjusted to reflect the 3-for-2 stock split in November 1997.

Independent Auditors’ Report
Ferro Corporation and subsidiaries

To the Shareholders and Board of Directors of Ferro Corporation;

      We have audited the accompanying consolidated balance sheets of Ferro Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ferro Corporation and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Cleveland, Ohio
January 23, 2001

Quarterly Data (Unaudited)
Ferro Corporation and subsidiaries

(dollars in thousands, except per share data)

					Per common share

			Gross	Net	Basic	Diluted	Cash	Common stock
	Quarter	Net sales	profit	income	earnings	earnings	dividends	price range

2000	1	$360,612	100,070	18,400	0.50	0.48	0.145	$23.500-17.312

	2	365,826	101,409	20,152	0.56	0.53	0.145	25.125-17.812

	3	359,686	96,522	18,190	0.50	0.48	0.145	23.875-17.625

	4	361,160	96,063	16,397	0.46	0.44	0.145	23.250-18.438

	Total	$1,447,284	394,064	73,139	2.02	1.92	0.580

1999	1	$331,481	92,216	17,101	0.46	0.43	0.135	$28.000-20.125

	2	337,035	96,459	19,174	0.52	0.48	0.135	30.938-23.750

	3	338,035	93,329	18,066	0.48	0.45	0.135	28.375-20.563

	4	348,732	96,402	18,674	0.51	0.48	0.145	22.250-19.188

	Total	$1,355,283	378,406	73,015	1.97	1.85	0.550

1998	1	$339,763	90,141	17,055	0.43	0.40	0.120	$30.125-22.438

	2	348,004	92,551	18,402	0.47	0.44	0.120	29.750-23.875

	3	334,388	89,965	16,762	0.44	0.41	0.120	25.875-18.000

	4	339,689	91,604	17,063	0.46	0.42	0.135	29.250-18.563

	Total	$1,361,844	364,261	69,282	1.80	1.67	0.495

The common stock of the Company is listed on the New York Stock Exchange. Ticker Symbol: FOE

At January 31, 2001, the Company had 2,163 holders of its common stock.

Board of Directors

Albert C. Bersticker
(1978) Retired Chairman of Ferro, Age 66

Dr. Glenn R. Brown
(1988) Retired Senior Vice President and Director, Standard Oil Company, Age 70 [1]

Michael H. Bulkin
(1998) Private investor; Retired Director, McKinsey & Company, Age 62 [2, 3]

William E. Butler
(1992) Retired Chairman and Chief Executive Officer, Eaton Corporation, Age 69 [2, 3]

Sandra Austin Crayton
(1994) President and Chief Executive Officer, PhyServ LLC, Age 53 [2, 3, 4]

William B. Lawrence
(1999) Executive Vice President, Law, Corporate Development and Government Affairs, TRW Inc.,
Age 56 [1]

John C. Morley
(1987) President, Evergreen Ventures, Ltd.; Retired Director, President
and Chief Executive Officer, Reliance Electric Company, Age 69 [1, 3, 4]

Hector R. Ortino
(1993) Chairman and Chief Executive Officer of Ferro, Age 58 [3]

William J. Sharp
(1998) Retired President, North American Tire, The Goodyear Tire & Rubber Company, Age 59 [1, 2, 4]

Dennis W. Sullivan
(1992) Executive Vice President, Parker Hannifin Corporation, Age 62 [1, 4]

Alberto Weisser
(2000) Chief Executive Officer, Bunge International Ltd., Age 45

Note: Figures in parentheses indicate the year the Director was elected to the Board.
Figures in brackets indicate the Committee(s) on which a Director serves.

[1] Audit
[2] Compensation & Organization
[3] Executive
[4] Finance

Corporate Officers

David G. Campopiano
(1989) Vice President, Mergers and Acquisitions, Age 51

R. Jay Finch
(1991) Senior Vice President, Specialty Plastics, Age 59

J. Larry Jameson
(1996) Senior Vice President, Industrial Coatings, Age 63

Mary Ann Jorgenson
(2000) Secretary, Principal Occupation: Partner, Squire, Sanders & Dempsey LLP, Attorneys at Law, Age 59

Kent H. Lee, Jr.
(1996) Senior Vice President, Specialty Chemicals, Age 59

Hector R. Ortino
(1971) Chairman and Chief Executive Officer, Age 58

Millicent W. Pitts
(1998) Vice President, Global Operations Support, Age 46

Paul V. Richard
(1983) Vice President, Human Resources, Age 41

Robert A. Rieger
(1998) Vice President, Ceramics, Colors and Electronic Materials, Age 50

Bret W. Wise
(1999) Senior Vice President and Chief Financial Officer, Age 40

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

National City Bank Reinvestment Services
P.O. Box 94946
Cleveland, Ohio 44101-4946
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

Stock Transfer Agent/Registrar and Dividend Disbursing Agent

National City Bank,
Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
216-476-8663
Toll free: 800-622-6757

Trustee 7 3/8%, 7 5/8%, 7 1/8% and 8% Debentures

Chase Manhattan Trust Company National Association
Chase Financial Tower
250 West Huron Road,
Suite 220
Cleveland, Ohio 44113

Independent Auditors

KPMG LLP
One Cleveland Center, Suite 2600
1375 East Ninth Street
Cleveland, Ohio 44114-1796

Exchange Listing

New York Stock Exchange
Common Stock
Stock symbol: FOE

Form 10-K

Ferro Corporation’s Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2000 is available to shareholders upon written request to:

Investor Relations
Ferro Corporation
1000 Lakeside Avenue
P.O. Box 147000
Cleveland, Ohio 44114-7000
call 216-641-8585 ext. 2100
or email: investor@ferro.com

Investor Contact

Aidan Gormley, Director,
Investor Relations
216-875-7155
email: gormley@ferro.com

Annual Meeting

April 27, 2001, 9:00 a.m.
Executive Offices
Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114

Executive Offices

Ferro Corporation
1000 Lakeside Avenue
P.O. Box 147000
Cleveland, Ohio 44114-7000
216-641-8580

For more information, visit the Company’s Web site at www.ferro.com

Worldwide Operating Units

United States
Coatings
California, Georgia, New York, Ohio, Pennsylvania, Tennessee

Performance Chemicals
Illinois, Indiana, Louisiana, New Jersey, Ohio, Texas

Europe
Belgium
Ferro (Belgium) Sprl

France
Ferro (France) S.a.R.L.

Germany
Ferro (Deutschland) GmbH
Ruhr-Pulverlack GmbH

Great Britain
Ferro (Great Britain) Ltd.

Holland
Ferro (Holland) B.V.

Italy
Ferro (Italia) S.R.L.

Portugal
Ferro Industrias Quimicas, S.A.

Spain
Ferro Enamel Española, S.A.

Turkey
Ege-Ferro Kimya A.S. (49.9%)

Latin America
Argentina
Ferro Enamel Argentina, S.A.I.C.y.M.
Minera Loma Blanca, S.A.
Procesadara de Boratos Argentinos, S.A. (50%)

Brazil
Ferro Enamel do Brasil I.C.L.

Mexico
Ferro Mexicana S.A. de C.V.

Venezuela
Ferro de Venezuela, C.A. (51%)

Asia-Pacific
Australia
Ferro Corporation (Australia) Pty. Ltd.

Indonesia
P.T. Ferro Mas Dinamika (95%)

People’s Republic of China
Ferro (Ningbo) Powder Coatings, Ltd.
Ferro Suzhou Ceramic Color and Glaze Co. Ltd

Taiwan, Republic of China
Ferro Industrial Products Limited
Ferro Toyo Co., Ltd. (60%)

Thailand
Ferro (Thailand) Co. Ltd. (49%)

Note: Percentages in parentheses indicate Ferro’s ownership.

and KERAjet are registered trademarks of Ferro Corporation.

Ferro Corporation 1000 Lakeside Avenue Cleveland, Ohio 44114 www.ferro.com