Form 10-K, Exhibit 13
period 2001-12-31
FERRO CORP
filed 2002-03-27
CIK 35214

                                                                      Exhibit 13

[FERRO LOGO]

                                      The
                                     Right
                                   Direction


                                                              2001 ANNUAL REPORT

   Contents

 1   Financial Highlights
 2   Letter to Shareholders
 8   Ferro's Portfolio at a Glance
10   The Right Mix
12   The Right Geographic Expansion
14   The Right Acquisitions
16   Financial Section
40   Directors and Officers
41   Corporate Information
41   Operating Locations


Ferro's three strategic drivers - portfolio management, geographic expansion and acquisitions - are moving the Company in the right direction to deliver long-term value to investors. By managing our businesses to maximize growth and cash flow, expanding to take advantage of promising world markets and acquiring the right assets to serve those markets, we are aggressively increasing our prospects for long-term sales and earnings growth.


Financial
Highlights
Ferro Corporation and subsidiaries

Years ended December 31                       (dollars in thousands except per share data)
                                                    2001           2000            1999
 OPERATING RESULTS
 Sales from ongoing operations                  $ 1,501,059      1,431,152      1,325,213
 Sales from businesses sold                            --           16,132         30,070
 ----------------------------------------------------------------------------------------
   Total net sales                              $ 1,501,059      1,447,284      1,355,283
 ----------------------------------------------------------------------------------------
   Net Income                                   $    39,197         73,139         73,015

PER COMMON SHARE DATA(a)
 Basic earnings                                 $      1.05           2.02           1.97
 Diluted earnings                               $      1.04           1.92           1.85
 Cash dividends                                 $      0.58           0.58           0.55

OTHER
 Average shares outstanding(a)                   34,246,247     34,561,227     35,197,243
 Net cash provided by operations                $   223,572        114,451        127,155
 Return on average shareholders' equity                  13%            24%            25%
 Number of holders of common stock (year-end)         2,056          2,178          2,329
 Number of employees (year-end)                       9,348          7,117          6,881


(a)Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share reflect the potential dilution of earnings per share, assuming that certain stock options whose exercise price is less than the average market price of the stock are exercised, and that convertible preferred shares are converted into common shares.


ABOUT THE COMPANY: Ferro is a leading producer of performance materials sold to a broad range of manufacturers serving diverse markets throughout the world. We are a worldwide leader in the production of electronic materials for passive components, including the manufacture of multi-layer capacitors. We are among the world's largest suppliers of ceramic glaze and colors, porcelain enamel coatings, specialty glass and colorants, and powder coatings. In the United States, we hold strong market positions in polymer additives, specialty plastic compounds and colorants. Ferro materials enhance the performance of products in a variety of end markets, including consumer electronics, building and renovation, appliances, transportation, household furnishings, industrial products, telecommunications and pharmaceuticals.
                                                                               1

TO OUR SHAREHOLDER


[PHOTOGRAPH OF HECTOR R. ORTINO]
Chairman and Chief Executive Officer


         While the year 2001 was a difficult and challenging one for our Company, the United States and much of the world, we at Ferro continued to execute the strategies we have identified to deliver strong growth over the long term. As the theme of this Annual Report indicates, we are moving Ferro in the right direction by maximizing our strengths and taking advantage of opportunities in world markets with solid long-term potential.

         All of the actions we took during the year -- from the dmc(2) acquisition to our constant efforts to control costs and pay down debt -- helped position Ferro more favorably for profitable growth. Although we are disappointed by our 2001 results, we remain committed to our long-term financial goals of 6 to 8 percent annual sales growth and earnings per share growth of 12 percent.

         To achieve these goals, we have focused on three strategic drivers:

         - PORTFOLIO MANAGEMENT. We continue to improve our portfolio mix by achieving a higher potential balance of high-growth, moderate-growth and mature, cash-generating businesses. Our acquisition of certain businesses of dmc(2) in 2001 accelerates our strategy by creating critical mass in areas designated as high-growth.


2-3

     GEOGRAPHIC EXPANSION. We are broadening the geographic scope of many of our businesses to take advantage of growing markets, especially in Asia. Following the dmc(2) acquisition, international sales account for nearly half of our total sales.

     ACQUISITIONS. Our acquisition strategy has been integral in our effort to reshape our Company for the future. Recent acquisitions complemented our existing strengths and expanded many of our businesses that have the greatest potential. Although we do not anticipate further acquisitions until we have reduced leverage to pre-dmc(2) levels, they remain a key element in our long-term strategy.

     These strategic drivers are discussed more thoroughly elsewhere in this Annual Report.

2001 FINANCIAL RESULTS

     Our financial results for 2001 were affected by the economic recession in the United States and the resulting impact on the rest of the world, especially the European economy in the latter part of the year. Despite these challenging conditions, we made significant progress in achieving cost synergies, generating free cash flow and aggressively reducing debt.

     Sales for the year were a record $1.50 billion, compared with $1.45 billion in 2000. Increased volume from acquisitions helped offset the slowdowns in our markets. Net income for the year was $39.2 million, or $1.04 per diluted share, compared with $73.1 million, or $1.92 per diluted share, in 2000. Earnings reflect lower production rates due to reduced demand.

     Additional sales related to the acquisitions offset soft market demand in both of our business segments. Sales in the Coatings segment were $920.7 million in 2001, up from $878.5 million in 2000. Operating income was $71.1 million in 2001, compared with $99.5 million the prior year. The decline in operating income reflects the slowdown in the electronics industry and decreased demand for durable goods, building and renovation products, and household items.

                   "We are moving Ferro in the right direction
                by maximizing our strengths and taking advantage
                  of opportunities in world markets with solid
                              long-term potential."

         The Performance Chemicals segment reported sales of $580.4 million in 2001, up from $568.8 million the prior year. Operating income for this segment was $39.1 million, compared with $54.9 million in 2000. Reduced sales volume resulted in lower manufacturing cost absorption for this segment, which was affected by a decline in activity in construction, durable goods and industrial markets, as well as an overall decrease in consumer spending.

ACQUISITIONS AND INTEGRATION

         We have completed four acquisitions over the past two years and seven acquisitions over the past four years. Six of these acquisitions are now fully integrated into our overall business. The seventh, and our most strategic acquisition to date, was the dmc(2) businesses. Each of these acquisitions has played a major role in our strategic growth initiatives by expanding and strengthening our core businesses, providing significant synergies and allowing us to generate stronger cash flows from operations.

         We are working diligently to integrate the dmc(2) acquisition, which was completed in September 2001, and we are pleased with the rapid progress we have made. By the end of 2001, we had achieved $20 million in annual cost synergies by eliminating duplicate facilities and reducing overhead. In 2002, we expect to achieve additional cost synergies related to the acquisition through further consolidation of functions and the manufacturing base, and capitalizing on our larger, combined purchasing base to save on raw material costs.

         In addition to cost synergies, the dmc(2) acquisition has greatly improved Ferro's position for growth by broadening our geographic reach, adding complementary business lines to our product mix and increasing our technology and marketing capabilities in our worldwide businesses. The acquisition is a perfect strategic fit for Ferro and significantly strengthens three of our core businesses -- Electronic Material Systems, Color and Glass Performance Materials, and Tile Coating Systems.

         In Electronic Material Systems, Ferro is now a worldwide technology leader in materials for passive electronic components. The acquisition expands our operations in the United States, Europe and Japan. The operation and increased presence in Asia Pacific is

              "Our employees have responded tremendously to the challenges presented by the global economy."


4-5

PORTFOLIO MIX

Ferro is well on the way to achieving a mix of businesses that gives the Company a higher growth profile. Since announcing a strategy to reshape the Company late in 1999, we have succeeded in steadily increasing the percentage of high-growth businesses. The Company's goal is for each business category to represent approximately one-third of total revenues.

  1999

[GRAPHS]

Springboard

Platform

Foundation

 CURRENT

Springboard

Platform

Foundation

  GOAL

Springboard

Platform

Foundation

SPRINGBOARD businesses represent the greatest opportunity for growth and long-term profit potential.

PLATFORM businesses generate more modest growth.

FOUNDATION businesses are in the maturity stage of the product life cycle.

significant because it represents approximately 45 percent of the worldwide electronic materials market. This expanded geographic reach will enable us to serve these markets better, which are expected to grow significantly over the long term.

         In Tile Coating Systems, the dmc(2) acquisition enhances our worldwide leadership position in decorative glass and colors. The dmc(2) operations in Asia and Southern Europe complement our manufacturing capabilities in these regions, providing significant cost-saving opportunities to this core business.

         In addition, the acquisition doubled the size of our Color and Glass Performance Materials business. It expanded our product line, broadened the geographic base of our business and created a much stronger technology platform through complementary research and development activities.

FOCUSING ON WHAT WE CAN CONTROL

         As we strategically reshape Ferro into a higher-growth-profile company, we are strengthening our position for long-term earnings growth by improving the balance sheet, cutting costs and focusing on factors that we can control. We will remain aggressive in our efforts to pay down our debt and restore the balance sheet to its pre-dmc(2) acquisition levels.

         All of our businesses continued to implement aggressive cost containment measures in 2001, and our employees have responded tremendously to the challenges presented by the global economy. As evidence of our success, in the last half of 2001, we aggressively reduced working capital by approximately $139 million and generated roughly $149 million in free cash flow from operations for debt reduction, repaying more than 25 percent of the dmc(2) acquisition price.

2001 SALES BY REGION

[GRAPH]

Latin America 6%
Asia-Pacific 8%
Europe 32%
North America 54%

         On a worldwide basis, our focus is on developing and strengthening the successful niche products that we offer, taking them into high-growth geographic areas such as Asia, and expanding our manufacturing capabilities to serve those growing markets. On a region-by-region basis, 54 percent of our revenue now comes from North America, 32 percent from Europe, 8 percent from Asia and 6 percent from Latin America.

         Our geographic and end-market diversification has helped offset the impact of regional economic and market downturns on our overall business. Our extensive global presence also allows us to leverage our technology expertise and product development skills to serve the needs of multinational customers better.

         Innovative technology has been, and will continue to be, a key to Ferro's success. We encourage and fund creative ideas to develop new products throughout all of our businesses. We remain committed to investing wisely in research and technical development to ensure that new products and improved processes meet the dynamic needs of the market. As part of our effort to be more customer-focused, we now coordinate our sales and marketing efforts more closely with R&D. For example, we have centralized our labs to focus on specific business units, especially those that represent the greatest potential for higher growth.

BOARD OF DIRECTORS

         A company with Ferro's geographic scope, strategic vision and commitment to innovation needs an experienced and insightful Board of Directors to guide it. We are privileged that two new directors with outstanding track records as technological innovators have joined our Board. Jennie Hwang, president of H-Technologies Group, Inc., which provides technology and manufacturing solutions for the electronics industry, was appointed to the Board midway through 2001. Padmasree Warrior, corporate vice president of Motorola, Inc. and general manager of its Thoughtbeam, Inc. subsidiary, joined the Board early in 2002. We welcome Ms. Hwang and Ms. Warrior to our Board and look forward to working with them. Their background and knowledge will help guide Ferro as we develop our growth businesses.


6-7

         In addition, our thanks go to Dr. Glenn R. Brown and William E. Butler, who have retired from the Board, for their outstanding guidance and contributions to Ferro.

A COMMITMENT TO CORE VALUES

         All of Ferro's successes of the past, present and future are the result of our employees' commitment to our strong core values, which include maximizing returns for shareholders. With a combined 14 percent ownership stake in the Company, our officers and employees are dedicated to operating excellence, serving the customer well and enhancing our Company's profitability in everything they do.

         We will continue to move in the right direction by focusing our efforts on controlling the factors that we can control -- specifically, by reducing costs, strengthening our balance sheet, generating cash flow, selectively supporting new product development and marketing initiatives and expanding our geographic base. In doing so, we are positioning the Company to benefit greatly when economic recovery occurs.

         Our strategies are solid and we have excellent prospects for achieving our long-term goals of revenue and earnings growth. The dmc(2) transaction was a major step in the process of reshaping Ferro into a stronger Company with a better balanced portfolio and greater capabilities to take advantage of exciting market opportunities worldwide.

         I thank the senior management team and all of our employees for implementing the strategic plan that has changed the profile of our Company. Our thanks go also to the customers and shareholders of Ferro for their ongoing support.

/s/ Hector R. Ortino
-----------------------
HECTOR R. ORTINO
Chairman and
Chief Executive Officer

                           "The dmc(2) transaction was
                    a major step in the process of reshaping
                         Ferro into a stronger Company."

Ferro's
Portfolio
At a glance.


                  BUSINESS UNITS              PRODUCTS
COATINGS          ELECTRONIC MATERIAL         Electronic and specialty glasses; ceramic
                  SYSTEMS                     dielectric powders; pastes, powders and tapes
                                              for thick film; surface finishing compounds

                  COLOR AND GLASS             Inorganic pigments, forehearth color, glass
                  PERFORMANCE MATERIALS       decorating enamels, specialty glazes,
                                              precious metal preparations

                  TILE COATING SYSTEMS        Ceramic glaze coatings, ceramic colors,
                                              decorative materials, kiln furniture,
                                              grinding media, structural ceramics

                  INDUSTRIAL COATINGS         Powder coatings, porcelain enamel coatings

PERFORMANCE       POLYMER ADDITIVES           Heat and light stabilizers, plasticizers,
CHEMICALS                                     plastic lubricants

                  PERFORMANCE AND             High-potency active pharmaceutical ingredients,
                  FINE CHEMICALS              low endotoxin carbohydrates, large volume
                                              parenterals, food additives, glymes, electrolytes,
                                              dietary supplements, petroleum additives

                  PLASTICS                    Filled and reinforced
                                              thermoplastics, polyolefin alloys,
                                              thermoplastic elastomers/ process
                                              melt, color concentrates/masterbatch,
                                              gelcoats, liquid and paste color
                                              dispersions

8-9


KEY MARKETS                                              LOCATIONS
Electronics, telecommunications, computers,              North America, Europe,
automotive, ophthalmic lenses/precision optics,          Asia-Pacific
military and defense aerospace

Paint and plastics, glass packaging, tableware,          North America, Europe,
fine china, roof tile, appliances, automotive,           Latin America, Asia-Pacific
architectural

Tile, sanitaryware, industrial and commercial            North America, Europe,
machinery, electronics, transportation equipment,        Latin America, Asia-Pacific
telecommunications

Appliances, cookware, sanitaryware, architectural,       North America, Europe,
automotive, industrial                                   Latin America, Asia-Pacific

Household furnishings, automotive, industrial,           North America, Europe,
architectural, construction                              Asia-Pacific

Electronics, pharmaceutical, polymers, food,             North America, Europe
industrial

Appliances, automotive, household furnishings,           North America, Europe,
recreation, industrial, lawn furniture, packaging,       Asia-Pacific
boats, RVs and trucks, sanitaryware, swimming pools,
architectural

SALES BY SEGMENT

[GRAPH]

Coatings 61%
Performance
Chemicals 39%

2001 SALES BY END-MARKET(*)

[GRAPH]

Electronics 18%
Transportation 13%
Appliances 9%
Industrial Products 9%
Household Furnishings 8%
Other 10%
Building & Renovation 33%

(*)Based on 2001 pro forma sales.

[PICTURE]




10-11

THE RIGHT MIX.


LONG-TERM PROFITABLE GROWTH depends on having the right portfolio mix of businesses and managing those businesses to take full advantage of their potential. Some businesses operate in markets with excellent opportunities for rapid growth, while others participate in more mature markets where maximizing cost efficiency and cash flow are paramount. Ferro has identified three types of businesses in its portfolio:

- Springboard businesses, which represent the greatest opportunity for growth and long-term profit potential;

- Platform businesses, which generate more modest growth; and

- Foundation businesses, which are the most mature.

         Ferro's strategy is to target its investments in the fastest-growing markets and product lines and to build its springboard businesses into core businesses. Platform businesses are managed for a balance of sales and profit growth, supplemented by selective, strategic investments. Foundation businesses are geared to contribute strong cash flow to the Company.

         Representations of springboard and platform businesses can be seen at the left. Ferro's springboard category includes its Electronic Materials business, which produces materials used by manufacturers of electronic components (opposite page, top), and its Performance and Fine Chemicals business, which produces high-potency compounds and active ingredients for pharmaceuticals, electronics, food and industrial markets. Washing machines and other appliances, as well as automotive products, household furnishings and many other applications, use materials produced by Ferro's Plastics unit, a platform business.

         Over the past three years, primarily through acquisitions and expansion of existing businesses, Ferro has realigned its portfolio for a more favorable balance among the three business classifications. The Company's goal is for each business category to represent approximately one-third of total revenues. A more balanced portfolio enables Ferro to allocate its resources more productively toward high-growth initiatives and improves the Company's position for profitable growth.

THE RIGHT GEOGRAPHIC


[PICTURE]


RISING CONSUMER INCOMES and stronger economies in certain areas of the world such as Asia have created an increase in demand for many Ferro products. As a result, the Company has invested in manufacturing facilities and expanded into new geographic markets to serve international customers and end-users better.

         In the past two years, for example, Ferro has opened a plant for plastic colorants in Indonesia and has expanded existing sites to serve the growing tile markets in Thailand and Indonesia. In addition, the dmc(2) acquisition helped strengthen Ferro's presence in Europe and expanded the electronic materials business in Japan.


12-13

EXPANSION.



                           [PICTURE OF PHONE AND JAR]


         Elsewhere throughout the world, Ferro continues to make selective investments to serve more mature markets, such as introducing new products in the ceramic tile market of Europe, and capitalizing on growth opportunities in electronic materials and polymer additives in the North American market.

         The global reach of Ferro products is illustrated in the applications shown above -- from the electrodes used for solar panels (left), an increasingly popular form of energy generation in many parts of the world, to the ceramic materials and metals used for capacitors in electronic products like the Japanese cell phone (middle), to the decorative colors and gold plate used in elegant Benjarong Ceramics handcrafted by skilled Thai craftsmen (right).

THE RIGHT ACQUISI

WITH SEVEN ACQUISITIONS in the past four years, Ferro has expanded its most rapidly growing businesses, strengthened its more mature businesses and enhanced its worldwide leadership in a variety of markets. These acquisitions have added significantly to the Company's annual revenue base and helped balance its portfolio better. In recent years, acquisitions have doubled the size of Ferro's polymer additives business and strengthened its position in electronic materials and fine chemicals for pharmaceuticals.

         By far, the most strategic transaction to date has been the dmc(2) acquisition, which was completed in September 2001. This acquisition has transformed Ferro into a world leader in ceramic and metal materials used for components in electronic products such as laptop computers and cellular phones; a leading producer of metallic lusters and other materials for high-end china and decorative ware; and a leading manufacturer of specialty glass materials used for applications such as the rear-window defrosters on automobiles (see photos to the right).

         In Electronic Material Systems, the dmc(2) acquisition has brought new capabilities allowing Ferro to serve electronic component manufacturers that want to use less-expensive base metals, such as nickel and copper, to replace platinum and palladium. The acquisition also expanded Ferro's electronic materials business globally to include operations in Japan and Europe.

         In addition, the dmc(2) acquisition has strengthened Ferro's Tile Coating Systems business and expanded its presence in Asia and Southern Europe. In Color and Glass Performance Materials, the acquisition more than doubled the size of the business, strengthened its product line and expanded its geographic capabilities.

14-15

TIONS.




         [PICTURE OF COFFEE CUP ON PLATES, LAP TOP COMPUTER AND A CAR]

Financial
Section
    Management's Discussion and Analysis              17
    Financial Statements                              22
    Notes to Financial Statements                     26
    Selected Financial Data                           38
    Independent Auditors' Report/Quarterly Data       39

THE RIGHT COMMITMENT.

                  [PHOTOGRAPH OF SENIOR MANAGEMENT COMMITTEE]



SENIOR MANAGEMENT COMMITTEE              From left to right

James C. Bays, Vice President and        Millicent W. Pitts, Vice President,
General Counsel                          Industrial Coatings

Dale G. Kramer, Vice President,          Bret W. Wise, Senior Vice President and
Performance Chemicals                    Chief Financial Officer

Robert A. Rieger, Vice President,        Hector R. Ortino, Chairman and
Ceramics, Colors and Electronic          Chief Executive Officer
Materials

Management's
Discussion and Analysis
Ferro Corporation and subsidiaries

OVERVIEW

         In early 1999, management adopted strategies to create profitable growth and expand on its market leadership positions. In the three-year period ending in 2001, the Company completed seven acquisitions and divested two businesses, and allocated resources among the businesses with an emphasis on generating profitable growth. An important element in executing these strategies was the acquisition of certain businesses of dmc(2) on September 7, 2001. The Company expects this transaction to contribute significantly to repositioning its portfolio toward higher growth businesses, solidifying its leading market position in core businesses and furthering its geographic diversity.

         With the completion of the dmc(2) acquisition in 2001 and with weaker economic conditions emerging throughout the year, all of the Company's businesses have focused on cost reduction and cash flow generation. As a result, cash flows generated from operations totaled $219.4 million in 2001, an increase of 91.7% compared with 2000. This allowed the Company to reduce borrowings by approximately $124.2 million in 2001, before considering leverage added by acquisitions, despite the weakening economic conditions and the resulting reduction of earnings in 2001.

         Since the date of the dmc(2) acquisition, the Company has continued its efforts to reduce working capital and maximize cash flows to mitigate, in part, the impact of economic conditions on results of operations. In the near term, the Company's primary focus will be to capitalize on the synergies available from integrating the dmc(2) businesses. The Company believes that significant cost savings can be achieved through eliminating duplicate facilities, reducing overhead and capitalizing on raw material sourcing synergies. The Company expects that ongoing efforts to integrate the dmc(2) businesses will likely result in severance and plant consolidation charges throughout 2002.

         Despite some recent signs of economic recovery, the Company is continuing its aggressive cost containment measures. These efforts, combined with expected synergies from the dmc(2) acquisition, should further improve the Company's cost position in 2002 and thereafter. In addition, due to recent trends and events, the Company expects that certain costs, including insurance, health care and pension expenses, will increase in 2002 offsetting, in part, the benefits of the cost reduction efforts in the near term. Factors that could adversely affect the Company's future financial performance include any deterioration in economic conditions over the near term or a possible delay in economic recovery, increases in raw material prices, unfavorable currency rate fluctuations, increases in interest rates and unexpected difficulties in integrating the dmc(2) businesses.

RESULTS OF OPERATIONS

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2001 AND 2000

         Consolidated net sales of $1.50 billion for 2001 represents an all-time record level of revenue for the Company and a 3.7% increase over the 2000 level. Sales for 2001 were aided by acquisition growth, including the acquisition of the dmc(2) businesses in September 2001. Excluding acquisitions, sales would have declined due to lower sales volumes particularly in the United States, $22.3 million of negative currency translation and a divestiture completed in 2000. Sales were adversely affected by the worldwide economic decline, and particularly by the weakness in the United States durable goods and construction markets, and in the worldwide electronic materials markets.

         Gross margin as a percent of sales was 24.5% in 2001 compared with 27.2% for 2000. Lower gross margins were a result of lower sales and production volumes particularly in the operations in the United States, the Company's inventory reduction program that further reduced capacity utilization, higher energy costs, and charges related to employment cost reduction programs and integration and inventory costs related to the dmc(2) acquisition.

         Selling, administrative and general expenses were $283.0 million, or 18.9% of sales, compared with $254.6 million, or 17.6% of sales, for 2000. Selling, administrative and general costs associated with acquisitions completed over the past two years and severance and integration costs, resulted in the higher expense levels during 2001.

         Interest expense for 2001 increased as compared with 2000 due to the substantial increase in total indebtedness resulting from acquisitions completed in 2000 and 2001, partially offset by declines in variable interest rates. The Company benefited from low variable interest rates in 2001 and, at December 31, 2001, continued to have a significant component of its indebtedness with variable rate instruments. If interest rates were to rise significantly, the Company could incur a significant increase in interest expense.

         Currency gains increased significantly in 2001 as a result of forward contracts initiated for purposes of mitigating the effects of currency movements on the cash flow requirements of the dmc(2) acquisition. Subsequent strengthening of the euro resulted in the realization of approximately $16.9 million of foreign currency gains in the third quarter of 2001. The Company has and continues to use certain foreign currency instruments to offset the effect of changing exchange rates on foreign subsidiary earnings. Such contracts are accounted for at market value and reported gains or losses will vary based on movement in currency rates.

         Other expense increased due to costs associated with the Company's accounts receivable securitization program, initiated in the fourth quarter of 2000, and the costs associated with the financing of the dmc(2) acquisition.

         Diluted earnings per share were $1.04 for 2001, down from $1.92 for 2000. The lower earnings per share reflect the weakening economic conditions throughout 2001, particularly in the United States.

         SEGMENT RESULTS. Coatings sales for 2001 were $920.7 million, compared with sales of $878.5 million for 2000, an increase of 4.8%. Growth from acquisitions was offset by lower sales volume in North America and weakness during the year of the euro versus the U.S. dollar. Foreign currency translation reduced segment sales by $17.3 million in 2001 versus 2000. Segment income was $71.1 million compared with $99.5 million reported in 2000. Lower segment earnings were a result of lower volumes in the United States, the weakening of the euro, higher energy costs, reduced capacity utilization in connection with the Company's inventory reduction programs and a substantial decline in the electronic materials markets worldwide.

         Performance Chemicals sales were $580.4 million, up 2.0% from sales of $568.8 million for 2000. Acquisitions completed in 2000 were the primary driver of the higher sales for 2001, which were offset by lower volumes, particularly in operations serving the durable goods and construction markets in the United States. Segment income was $39.1 million compared with $54.9 million for 2000. The decline in earnings reflects lower capacity utilization and volumes in the United States durable goods and construction markets.

         GEOGRAPHIC SALES. Sales in the United States and Canada were $814.9 million for 2001, compared with $849.5 million for 2000, a decline of 4.1%. The sales decline reflects the general slowing of the United States economy, particularly the durable goods, electronic materials and construction markets. International sales were $686.2 million for 2001, compared with $597.8 million for 2000. International sales growth was driven primarily by acquisitions, which was partially offset by the negative impact of foreign currency translation of $22.3 million.

         CASH FLOWS. Net cash provided by operating activities for the year ended December 31, 2001 was $219.4 million, compared with $114.5 million for 2000. The increase in cash flows reflects a substantial reduction in working capital during 2001 as management emphasized cash flow generation to be used for debt reduction. Cash used for investing activities was $560.4 million in 2001 (including $513.1 million for acquisitions) and $282.1 million in 2000 (including $210.6 million for acquisitions/divestitures). Investing activities in 2001 reflect lower capital expenditures but a higher level of acquisition activity. Net cash provided by financing activities was $357.3 million in 2001 compared with $162.5 million in 2000. The increase in 2001 reflects the financing of the dmc(2) acquisition.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2000 AND 1999

         Consolidated net sales of $1.45 billion for 2000 increased 6.8% compared with 1999 net sales. The increase in sales was led by volume improvement of 11.2%. Approximately a third of the volume growth came from existing businesses and the rest from acquisitions. This volume growth, combined with slightly positive price and mix of products sold, was enough to offset the impact of foreign currency translation and divestitures. The strengthening of the U.S. dollar against foreign currencies reduced sales by 4.2%, or $56.3 million, during 2000. Divestitures also reduced sales revenues by 1.0%, which included the midyear sale of the Pyro-Chek(R) flame retardant business.

         Gross margin as a percent of sales was 27.2% compared with 27.9% in 1999. Increases in raw material and energy costs reduced margins during the year. Petroleum-based raw materials, such as polypropylene and polystyrene, increased significantly in 2000. Additionally, due to weaker European currencies, U.S. dollar-based raw materials purchased in Europe increased costs in the region.

         Selling, administrative and general expenses increased to $254.6 million compared with $241.8 million in 1999, primarily due to acquisitions completed in 1999 and 2000. Selling, administrative and general expenses as a percentage of sales declined to 17.6% compared with 17.8% in 1999.

         The increase in interest expense from $18.3 million in 1999 to $24.9 million in 2000 is attributable to the funding of five acquisitions completed over the prior two years.

         Foreign currency gains, which vary depending on relative changes in exchange rates, were $2.4 million in 2000. These represent gains on option contracts used to offset the effect of changes in currency rates on the earnings of selected foreign subsidiaries.

         Other expense declined in the year 2000 due to gains on the sale of assets and the Pyro-Chek(R) flame retardant business and lower other expenses.

         Net income increased to $73.1 million in 2000 compared with $73.0 million recorded in 1999. Diluted earnings per share increased by 3.8% to $1.92 compared with $1.85 in 1999. The increase in earnings per share reflects shares repurchased during 2000 and 1999.

         SEGMENT RESULTS. Coatings segment sales were $878.5 million, an increase of 8.4% compared with 1999. Sales increased on volume improvement, driven by the tile and electronic materials businesses, and from acquisitions. The segment also recorded strong growth in international operations. Offsetting this growth was the effect of a stronger U.S. dollar versus foreign currencies. Negative foreign currency translation reduced sales revenues by more than 5%, or $44.5 million, in the Coatings segment. Coatings segment income increased 5.6% to $99.5 million compared with $94.2 million in 1999. The improvement in segment income was driven primarily by the electronic materials business, and was partially offset by foreign currency translation, higher energy costs and the effect of U.S. dollar-based raw material purchases in Europe.

         Performance Chemicals sales were $568.8 million, 4.4% higher than in 1999. Two acquisitions completed in 2000 made the most significant contribution to the sales improvement. The contribution from acquisitions was partially offset by negative foreign currency translation and the sale of the Pyro-Chek(R) flame retardant business. Performance Chemicals segment income was $54.9 million compared with $59.4 million in 1999. The decline in segment income was primarily due to the impact of higher raw material costs in the plastics business and higher energy costs.

         CASH FLOWS. Net cash provided by operating activities was $114.5 million in 2000 compared with $127.2 million recorded in 1999. The decrease in cash provided by operating activities was due primarily to an increase in accounts payable in 1999 driven by capital projects. Net cash used for investing activities increased to $282.1 million in 2000 compared with $191.6 million in 1999 due to higher acquisition activity in 2000. Net cash provided by financing activities was $162.5 million in 2000 compared with $59.4 million provided in 1999. The change in net cash from financing activities was principally due to funding of acquisitions completed in 2000 and to a receivables securitization that was initiated in 2000.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's liquidity requirements include primarily capital investments, working capital requirements, and debt service. The Company expects to be able to meet its liquidity requirements from cash and cash equivalents, cash flow from operations and use of its credit facilities or long-term borrowings. The Company has a $560.0 million revolving credit facility, of which $372.0 million was outstanding as of December 31, 2001. The Company also has an accounts receivable securitization facility under which the Company may receive advances of up to $150.0 million, subject to the level of qualifying accounts receivable. At December 31, 2001, $65.3 million was advanced under this facility, and under Generally Accepted Accounting Principles neither the amounts advanced nor the corresponding receivables sold are reflected in the Company's consolidated balance sheet. At December 31, 2001, the Company had $103.6 million outstanding under a capital markets facility that was subsequently retired on January 14, 2002, using additional borrowings under the Company's revolving credit facility, effectively reducing available liquidity under that facility by a like amount.

         Obligations under the revolving credit facilities are unsecured; however, if the Company's senior debt ceases to be rated as investment grade by either Moody's Investors Service, Inc. (Moody's) or Standard & Poor's Rating Group (S&P), the Company and its material subsidiaries must grant security interests in its principal manufacturing properties, pledge 100% of the stock of material domestic subsidiaries and pledge 65% of the stock of material foreign subsidiaries, in each case, in favor of the Company's lenders under such facilities. In that event, liens on principal domestic manufacturing properties and the stock of domestic subsidiaries will be shared with the holders of the Company's senior notes and debentures and trust notes and trust certificates issued under a leveraged lease program. The accounts receivable securitization facility contains a provision under which the agent can terminate the facility if the Company's senior credit rating is downgraded below BB by S&P or Ba2 by Moody's.

         The Company's credit facilities contain customary operating covenants that limit its ability to engage in certain activities, including acquisitions. Several of the covenants contain additional restrictions based upon the ratio of total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the credit facilities) or in the event the Company's senior debt ceases to be rated investment grade by either Moody's or S&P. The credit facilities also contain financial covenants relating to minimum fixed charge coverage ratios over certain periods of time. The Company's ability to meet these covenants in the future may be affected by events beyond its control, including prevailing economic, financial and market conditions and their effect on the Company's financial position and results of operations.
The Company does have several options available to mitigate these circumstances, including selected asset sales and the issuance of additional capital.

         Maturities of amounts outstanding under long-term debt arrangements, the accounts receivable securitization and a leveraged lease program at December 31, 2001 were $105.1 million in 2003; $0.9 million in 2004; $91.1 million in
2005; $372.8 million in 2006 and $350.2 million thereafter. At December 31, 2001, future minimum lease payments under noncancelable operating leases are $13.3 million in 2002, $11.9 million in 2003, $6.6 million in 2004, $5.8 million in 2005, $3.5 million in 2006 and $9.5 million thereafter.

         The Company's level of debt and debt service requirements could have important consequences for normal business operations and uses of cash flow. However, the Company does have a $560.0 million revolving credit facility of which approximately $437.3 million was drawn as of January 15, 2002, following retirement of the capital markets facility. This liquidity, along with the liquidity from the Company's asset securitization program, should allow the Company to meet its funding requirements. The Company also has potential liquidity requirements related to contingent liabilities as described further in Note 9 to the consolidated financial statements included elsewhere herein.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

         The Company's exposure to market risks is primarily limited to interest rate and foreign currency fluctuation risks. The Company's exposure to interest rate risk relates primarily to its debt portfolio including off balance sheet obligations under its accounts receivable securitization program. The
Company's interest rate risk management objectives are to limit the effect of interest rate changes on earnings, cash flows and overall borrowing costs. To limit interest rate risk on borrowings, the Company maintains a percentage of fixed and variable rate debt within defined parameters. In managing the percentage of fixed versus variable rate debt, consideration is given to the interest rate environment and forecasted cash flows. This policy limits exposure from rising interest rates and allows the Company to benefit during periods of falling rates. The Company's interest rate exposure is generally limited to the amounts outstanding under the revolving credit facilities and amounts outstanding under its receivables securitization program. Based on the total amount of variable rate indebtedness outstanding at December 31, 2001 and 2000, a 1.0% change in short-term interest rates would have resulted in a $6.0 million and a $3.8 million change in expense, respectively.

         At December 31, 2001, the Company had $349.4 million of fixed rate debt outstanding with an average interest rate of 8.4%, all maturing after 2006. The fair market value of these debt securities was approximately $329.6 million at December 31, 2001.

         The Company manages exposures to changing foreign currency exchange rates principally through the purchase of put options on currencies and forward foreign exchange contracts. Put options are purchased to offset the exposure of foreign currency-denominated earnings to a depreciation in the value of the local currency to the U.S. dollar. The Company's primary foreign currency put option market exposure is the euro. Foreign subsidiaries also mitigate the risk of currency fluctuations on the cost of raw materials denominated in U.S. dollars through the purchase of U.S. dollars to cover the future payable. A 10.0% appreciation of the U.S. dollar versus the corresponding currencies would have resulted in a $2.2 million and $2.6 million increase in the fair value of these contracts in the aggregate at December 31, 2001 and 2000, respectively. A 10.0% depreciation of the U.S. dollar would have resulted in a $1.7 million and $2.0 million decline in the value of the contracts in the aggregate at December 31, 2001 and 2000, respectively.

         In September 2001, the Company completed the acquisition of the dmc(2) businesses. This acquisition increases the Company's exposure to fluctuations in foreign currencies versus the U.S. dollar, particularly in Europe and Asia. At December 31, 2001, the Company had forward contracts to sell euros for U.S. dollars in a notational amount of $7.5 million at an average rate of $0.89/euro and outstanding put options to sell euros for U.S. dollars having a notational amount of $9.3 million and an average strike price of $0.90/euro. These forward and futures contracts have a net fair value of approximately $201,000. The Company also had forward contracts to sell other currencies with an aggregate notational amount of $9.7 million and a net fair value of $(626,000).

ACCOUNTING POLICIES AND IMPACT OF RECENTLY ISSUED

ACCOUNTING STANDARDS

         The Company's accounting policies and practices are described in Note 1, "Summary of Significant Accounting Policies,"to the consolidated financial statements included elsewhere herein. Application of the Company's accounting policies requires judgments on behalf of management and incorporates expectations about future events. Reserves and accruals established for possible losses on collection of accounts and trade note receivables, valuation of inventories at the lower of cost or market, environmental matters, litigation, impairment of assets, pension and post-retirement benefits and valuation of deferred tax assets require considerable judgment. Management uses all available facts and circumstances, including the advice of outside experts, in establishing accruals or reserves for the above-described matters. Changes in the assumptions used in developing such reserves or accruals could cause the ultimate costs to differ from the estimates established.

         In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but, instead, tested for impairment at least annually in accordance with the provisions of Statement 142. The Company adopted the provisions of Statements 141 and 142 as discussed in Note 1 to the consolidated financial statements included elsewhere herein, and adopted the remaining provisions of Statements 141 and 142 effective January 1, 2002.

         At January 1, 2002, the Company had unamortized goodwill and intangibles of approximately $405.3 million, subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill and intangibles was approximately $8.2 million for the year ended December 31, 2001. Based on analysis performed, management believes that the adoption of Statements 141 and 142 will not result in material transitional adjustments.

         In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the remaining useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. Statement 143 is effective for fiscal years beginning after June 15, 2002. Management is evaluating the effect of this statement on the Company's results of operations and financial position.

         In August 2001,the FASB issued Statement No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective prospectively for fiscal years beginning after December 15, 2001. Statement 144 supersedes Statement
121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 (APB 30), "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30) for the disposal of a segment of business (as previously defined under Opinion 30). FASB issued Statement 144 to establish a single accounting model for long-lived assets to be disposed of by sale. Statement 144 broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of an entity. Statement 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. Management does not expect Statement 144 to have a material impact on the Company's financial position or results of operations.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

         Certain statements contained in this Management's Discussion and Analysis and elsewhere in this report reflect the Company's current expectations with respect to the future performance of the Company and may constitute "forward-looking statements" within the meaning of the federal securities laws. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company's operations and business environment, and actual events or results may differ materially from the events or results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the success of the Company's integration of certain businesses of dmc(2); changes in customer requirements, markets or industries served; changes in interest rates; changing economic or political conditions; changes in foreign exchange rates; changes in the prices of major raw materials; significant technological or competitive developments; and the impact of environmental proceedings and regulation.


Consolidated
Statements of Income
Ferro Corporation and subsidiaries

                                              (dollars in thousands, except per share data)

Years ended December 31                           2001           2000           1999
-------------------------------------------------------------------------------------------
NET SALES                                     $ 1,501,059      1,447,284      1,355,283
Cost of sales                                   1,133,676      1,053,220        976,877
Selling, administrative and general expense       282,995        254,595        241,830
Other charges (income):
  Interest expense                                 37,976         24,925         18,343
  Interest earned                                  (2,593)        (1,520)        (1,554)
  Foreign currency transactions                   (19,826)        (2,422)        (1,561)
  Miscellaneous - net                               7,365          1,871          5,234
-------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                61,466        116,615        116,114
Income tax expense                                 22,269         43,476         43,099
-------------------------------------------------------------------------------------------
Net income                                         39,197         73,139         73,015
Dividend on preferred stock, net of tax             3,078          3,460          3,747
-------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS   $    36,119         69,679         69,268
-------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
  Basic earnings                              $      1.05           2.02           1.97
  Diluted earnings                                   1.04           1.92           1.85
-------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Consolidated
Balance Sheets
Ferro Corporation and subsidiaries

                                                                                   (dollars in thousands)

Years ended December 31                                                            2001              2000
--------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                                                      $    15,317            777
  Accounts and trade notes receivable                                                176,637        185,955
  Inventories                                                                        237,153        189,639
  Other current assets                                                               171,473         59,877
--------------------------------------------------------------------------------------------------------------
     Total current assets                                                            600,580        436,248
--------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Land                                                                                45,420         21,897
  Buildings                                                                          209,995        169,765
  Machinery and equipment                                                            808,695        636,960
--------------------------------------------------------------------------------------------------------------
                                                                                   1,064,110        828,622
  Less accumulated depreciation                                                     (439,647)      (402,894)
--------------------------------------------------------------------------------------------------------------
     Net plant and equipment                                                         624,463        425,728
--------------------------------------------------------------------------------------------------------------
OTHER ASSETS
  Unamortized intangibles                                                            405,340        196,279
  Miscellaneous other assets                                                         102,176         68,750
--------------------------------------------------------------------------------------------------------------
     Total assets                                                                $ 1,732,559      1,127,005
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Notes and loans payable                                                        $    19,506         65,865
  Accounts payable                                                                   214,408        155,244
  Income taxes                                                                         1,847            883
  Accrued payrolls                                                                    35,225         18,948
  Accrued expenses/other current liabilities                                         134,240        100,859
--------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                       405,226        341,799
OTHER LIABILITIES
  Long-term liabilities, less current portion                                        829,740        350,781
  Post-retirement and pension liabilities                                            144,450         88,873
  Other non-current liabilities                                                       52,757         36,394
--------------------------------------------------------------------------------------------------------------
     Total other liabilities                                                       1,026,947        476,048
SHAREHOLDERS' EQUITY
  Serial convertible preferred stock, without par value
  Authorized 2,000,000 shares; 1,520,215 share issued                                 70,500         70,500
  Common stock, par value $1 per share
     Authorized 300,000,000 shares; 47,323,053 shares issued                          47,323         47,323
  Paid-in capital                                                                     22,386         21,606
  Retained earnings                                                                  569,322        552,980
  Accumulated other comprehensive income (loss)                                     (107,675)       (85,678)
  Other                                                                               (8,373)        (7,732)
--------------------------------------------------------------------------------------------------------------
                                                                                     593,483        598,999
  Less cost of treasury stock:
     Common - 12,986,709 and 13,158,248 shares for 2001 and 2000, respectively       265,100        266,858
     Preferred - 589,057 and 495,587 shares for 2001 and 2000, respectively           27,997         22,983
--------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                    300,386        309,158
COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                              $ 1,732,559      1,127,005
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Consolidated
Statements of Shareholders(TM) Equity
Ferro Corporation and subsidiaries

Years ended December 31
----------------------------------------------------------------------------------------------------------------
                                                                                             Accumulated
                                                    Guaranteed                               other com-
                                         Preferred     ESOP     Common   Paid-in  Retained    prehensive
                                           stock    obligation  stock    capital  earnings  income (loss)(a)(b)
----------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1998             $ 70,500    (4,067)   47,323    7,954    453,265    (44,927)
   Comprehensive income
     Net income                                                                     73,015
     Other comprehensive income
        (loss), net of tax(a)
           Foreign currency
             translation adjustment                                                           (30,161)
           Minimum pension
             liability adjustment                                                                 629
     Other comprehensive income (loss)
        Comprehensive income
   Cash dividends(c):
     Common                                                                        (19,383)
     Preferred                                                                      (3,779)
   Federal tax benefits                                                                191
   Transactions involving benefit plans                4,067              9,528
   Purchase of treasury stock
----------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1999             $ 70,500        --    47,323   17,482    503,309    (74,459)
   Comprehensive income
     Net income                                                                     73,139
     Other comprehensive income
        (loss), net of tax(a)
           Foreign currency
             translation adjustment                                                           (12,417)
           Minimum pension
             liability adjustment                                                               1,198
     Other comprehensive income (loss)
        Comprehensive income
   Cash dividends(c):
     Common                                                                        (20,081)
     Preferred                                                                      (3,460)
   Federal tax benefits                                                                 73
   Transactions involving benefit plans                                   4,124
   Purchase of treasury stock
----------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2000             $ 70,500        --    47,323   21,606    552,980    (85,678)
   Comprehensive income
     Net income                                                                     39,197
     Other comprehensive income
        (loss), net of tax(a)
           Foreign currency
             translation adjustment                                                           (17,330)
           Minimum pension
             liability adjustment                                                              (4,667)
     Other comprehensive income (loss)
        Comprehensive income
   Cash dividends(c):
     Common                                                                        (19,855)
     Preferred                                                                      (3,078)
   Federal tax benefits                                                                 78
   Transactions involving benefit plans                                     780
   Purchase of treasury stock
----------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2001             $ 70,500        --    47,323   22,386    569,322   (107,675)



Consolidated
Statements of Shareholders(TM) Equity
Ferro Corporation and subsidiaries

Years ended December 31                                         (dollars in thousands)
--------------------------------------------------------------------------------------
                                             Common    Preferred              Total
                                             stock       stock               share-
                                             held in    held in              holders'
                                             treasury   treasury    Other    equity
--------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1998                (226,076)  (13,953)   (6,758)   283,261
   Comprehensive income
     Net income                                                               73,015
     Other comprehensive income
        (loss), net of tax(a)
           Foreign currency
             translation adjustment                                          (30,161)
           Minimum pension
             liability adjustment                                                629
     Other comprehensive income (loss)                                       (29,532)
        Comprehensive income                                                  43,483
   Cash dividends(c):
     Common                                                                  (19,383)
     Preferred                                                                (3,779)
   Federal tax benefits                                                          191
   Transactions involving benefit plans         5,626    (3,987)   (1,956)    13,278
   Purchase of treasury stock                 (20,056)                       (20,056)
--------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1999                (240,506)  (17,940)   (8,714)   296,995
   Comprehensive income
     Net income                                                               73,139
     Other comprehensive income
        (loss), net of tax(a)
           Foreign currency
             translation adjustment                                          (12,417)
           Minimum pension
             liability adjustment                                              1,198
     Other comprehensive income (loss)                                       (11,219)
        Comprehensive income                                                  61,920
   Cash dividends(c):
     Common                                                                  (20,081)
     Preferred                                                                (3,460)
   Federal tax benefits                                                           73
   Transactions involving benefit plans         4,377    (5,043)      982      4,440
   Purchase of treasury stock                 (30,729)                       (30,729)
--------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2000                (266,858)  (22,983)   (7,732)   309,158
   Comprehensive income
     Net income                                                               39,197
     Other comprehensive income
        (loss), net of tax(a)
           Foreign currency
             translation adjustment                                          (17,330)
           Minimum pension
             liability adjustment                                             (4,667)
     Other comprehensive income (loss)                                       (21,997)
        Comprehensive income                                                  17,200
   Cash dividends(c):
     Common                                                                  (19,855)
     Preferred                                                                (3,078)
   Federal tax benefits                                                           78
   Transactions involving benefit plans         9,668    (5,014)     (641)     4,793
   Purchase of treasury stock                  (7,910)                        (7,910)
--------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2001                (265,100)  (27,997)   (8,373)   300,386


(a) Income tax (expense) benefits related to the components of other comprehensive income (loss) were ($1,875), ($313) and ($729) in 2001, 2000 and 1999, respectively.

(b) Accumulated translation adjustments were ($100,674), ($83,344), and ($70,927), and accumulated minimum pension liability adjustments were ($7,001), ($2,334), and ($3,532) at December 31, 2001, 2000 and 1999,
    respectively.

(c) Dividends per share of common were $.58, $.58 and $.55 for 2001, 2000 and 1999, respectively. Dividends per share of preferred were $3.25 for 2001, 2000 and 1999.

See accompanying notes to consolidated financial statements.


Consolidated
Statements of Cash Flows
Ferro Corporation and subsidiaries

                                                                             (dollars in thousands)
Years ended December 31                                               2001           2000              1999
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITES
Net income                                                       $  39,197           73,139           73,015
  Adjustments to reconcile net income to net cash
     provided by operating activities
       Depreciation and amortization                                67,785           50,352           48,501
       Deferred income taxes                                         1,105            2,032            7,843
       Changes in current assets and liabilities,
         net of effects of acquisitions
            Accounts and trade notes receivable                     55,455           10,373              603
            Inventories                                             78,788            2,341           (4,126)
            Other current assets                                    (2,634)          (8,679)           5,520
            Accounts payable                                         2,086            6,692           20,408
            Accrued expenses and other current liabilities         (15,074)         (16,376)         (15,224)
       Other operating activities                                   (7,272)          (5,423)          (9,385)
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                          219,436          114,451          127,155

CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures for plant and equipment                     (53,808)         (65,405)         (76,244)
  Acquisition/divestitures, net of cash                           (513,069)        (210,565)        (116,930)
  Other investing activities                                         6,456           (6,163)           1,621
--------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                            (560,421)        (282,133)        (191,553)

CASH FLOW FROM FINANCING ACTIVITIES
  Net borrowings (payments) under short-term lines                 (60,772)          19,410           14,952
  Borrowings under capital markets facility                        300,000             --               --
  Repayment of capital markets facility                           (196,445)            --               --
  Proceeds from long-term debt, net of issuance costs              651,445          116,174          117,207
  Principal payments on long-term debt                            (277,670)          (1,185)         (36,464)
  Asset securitization proceeds (payments)                         (23,590)          88,900             --
  Purchase of treasury stock                                        (7,910)         (30,729)         (20,056)
  Cash dividends paid                                              (22,933)         (23,541)         (23,162)
  Other financing activities                                        (4,790)          (6,545)           6,939
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                          357,335          162,484           59,416
Effect of exchange rate changes on cash                             (1,810)          (1,139)             (89)
--------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    14,540           (6,337)          (5,071)
Cash and cash equivalents at beginning of period                       777            7,114           12,185
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                       $  15,317              777            7,114
Cash paid during the period for
  Interest                                                       $  28,482           23,382           14,795
  Income taxes                                                   $  15,834           30,073           23,200
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Ferro Corporation and subsidiaries

Years ended December 31, 2001, 2000 and 1999

1.  Summary of significant accounting policies

NATURE OF OPERATIONS

         Ferro Corporation is a worldwide producer of performance materials for manufacturers. Ferro produces a variety of coatings, performance chemicals and additives by utilizing organic and inorganic chemistry. The Company's materials are used extensively in the markets of building and renovation, major appliances, household furnishings, transportation, electronics, telecommunications, pharmaceuticals and industrial products. Ferro's products are sold principally in the United States and Europe; however, operations extend to the Latin America and Asia-Pacific regions.

         The Company has union representation in a number of plants throughout the world and several of these plants have collective bargaining agreements that expire in 2002. It is expected that most of these agreements will be successfully renewed without disrupting business operations.

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries after elimination of significant inter-company accounts, transactions and profits. Certain amounts in the 2000 and 1999 financial statements and the accompanying notes have been reclassified to conform to the 2001 presentation. Financial results for acquisitions are included in the consolidated financial statements from the date of acquisition. Minority interests in consolidated subsidiaries are classified in other non-current liabilities.

TRANSLATION OF FOREIGN CURRENCIES

         Except for international companies whose functional currency is the U.S. dollar, financial statements of international companies are translated to U.S. dollar equivalents at the following exchange rates: (1) balance sheet accounts at year-end rates; and (2) income statement accounts at exchange rates weighted by the monthly volume of transactions occurring during the year. Translation gains or losses are recorded in shareholders' equity as a component of accumulated other comprehensive income, and transaction gains and losses are reflected in net income.

         For countries where the U.S. dollar is the functional currency, remeasurement and transaction gains or losses are reflected in net income.

CASH EQUIVALENTS

         Cash equivalents consist of highly liquid instruments with a maturity of three months or less and are carried at cost, which approximates market value.

REVENUE RECOGNITION

         Sales revenue is recognized when goods are shipped and title has transferred to the customer.

RISK MANAGEMENT DERIVATIVES

         Derivatives primarily consist of foreign currency forward exchange contracts and foreign currency options. Gains and losses on derivative financial instruments are recognized as foreign currency transaction gains or losses. Premiums paid on purchased options are deferred and amortized over the life of the option.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS AND TRADE NOTES RECEIVABLE

         Reserves for possible losses in the collection of accounts and trade notes receivable totaled $15.2 million and $6.8 million at December 31, 2001 and 2000, respectively.

INVENTORIES

         Inventories are valued at the lower of cost or market. Cost is determined utilizing the first-in, first-out (FIFO) method, except for selected domestic inventories where the last-in, first-out (LIFO) method is used.

LONG-LIVED ASSETS

         In the case of unamortized intangibles (primarily goodwill), the excess cost over equity in net assets of acquired companies has been amortized over periods benefited, ranging from 15 to 40 years, except for goodwill associated with business combinations consummated after June 30, 2001 of $205,143. Such goodwill is not subject to amortization but rather is subjected to periodic impairment testing, on at least an annual basis, to determine if its fair market value is less than the recorded amounts. In the event of goodwill impairment, a loss will be recognized for the excess of the recorded amount over fair value. Accumulated amortization was $46.7 million and $38.5 million at December 31, 2001 and 2000, respectively. Intangible amortization was $8.2 million, $6.7 million and $6.1 million for 2001, 2000 and 1999, respectively.

         Property, plant and equipment are carried at cost. Depreciation of plant and equipment is provided on a straight-line basis for financial reporting purposes. The annual depreciation provision is based on the following estimated useful lives:

  Buildings                               20 to 40 years
  Machinery and equipment                 5 to 15 years

         Depreciation expense was $55.5 million, $43.6 million and $42.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

         Long-lived assets (including goodwill acquired prior to June 30, 2001) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the event of impairment, a loss is recognized for the excess of the recorded amount over fair market value. Fair market value is determined based upon discounted future cash flows.

ENVIRONMENTAL COSTS

         The Company expenses recurring costs associated with control and disposal of hazardous materials in current operations. Costs associated with the remediation of environmental pollution are accrued when it becomes probable that a liability has been incurred and the costs can be reasonably estimated. The Company determines such costs based on the Company's stated or estimated contribution to each site and the estimated total clean-up costs of each site. The costs are not discounted due to the uncertainty with respect to the timing of related payments. The Company actively monitors the actual and anticipated spending at each site in which it is involved, and adjusts related accruals when circumstances indicate a change from previously stated or estimated amounts is required.

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

STOCK-BASED COMPENSATION

         As permitted by the Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation," the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock-Based Compensation, an Interpretation of APB Opinion No. 25," and related interpretations in accounting for its stock-based compensation plans. Expense associated with stock-based compensation, if any, is amortized over the vesting period of each individual award.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the FASB issued Statement No. 141, "Business Combinations." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The Company adopted the provisions of Statement 141 effective July 1, 2001, with respect to disclosures and acquisitions consummated following that date. As a result of the adoption, the Company did not amortize goodwill related to the acquisition of the dmc(2) businesses completed in September 2001.

         In June 2001, the FASB also issued Statement No. 142, "Goodwill and Other Intangible Assets." Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, tested for impairment at least annually. The Company has adopted certain provisions of Statement 142 with respect to acquisitions consummated after June 30, 2001. As a result of the adoption, the Company did not amortize goodwill related to the acquisition of the dmc(2)businesses completed September 2001.

         At January 1, 2002, the Company had unamortized goodwill and intangibles of approximately $405.3 million, subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill and intangibles was approximately $8.2 million for the year ended December 31, 2001. Based on analysis performed, management believes that the adoption of Statements 141 and 142 will not result in material transitional adjustments.

         In June 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations." Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the remaining useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. Statement 143 is effective for fiscal years beginning after June 15, 2002. Management is evaluating the effect of this statement on the Company's results of operations and financial position.

         In August 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," effective prospectively for fiscal years beginning after December 15, 2001. Statement 144 supersedes Statement
121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion 30 "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of business (Opinion 30). The FASB issued Statement No.144 to establish a single accounting model for long-lived assets to be disposed of by sale. Statement 144 broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of an entity. Statement 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. The Company does not expect Statement 144 to have a material impact on its financial position or results of operations.

2. INVENTORIES

         Inventories were comprised of the following components as of December 31, 2001 and 2000:

(dollars in thousands)                 2001        2000
--------------------------------------------------------
Raw materials                        $ 71,374     56,124
Work in process                        18,218     28,395
Finished goods                        157,850    115,840
--------------------------------------------------------
                                      247,442    200,359
LIFO reserve                           10,289     10,720
--------------------------------------------------------
Total                                $237,153    189,639
--------------------------------------------------------

         The portion of inventories valued by the LIFO method at December 31, 2001 and 2000 is as follows:

                                         2001       2000
--------------------------------------------------------
United States                             21%         25
Consolidated                               9%         13
--------------------------------------------------------

3. FINANCING AND LONG-TERM DEBT

         Long-term debt at December 31, 2001 and 2000 is as follows:

(dollars in thousands)                 2001       2000
--------------------------------------------------------
Senior notes, 9.125%, due 2009        $195,712        --
Debentures, 7.125%, due 2028            54,448     54,427
Debentures, 7.625%, due 2013            24,833     24,824
Debentures, 8.0%, due 2025              49,457     49,434
Debentures, 7.375%, due 2015            24,950     24,947
Revolving credit agreements            372,000    195,510
Capital markets term facility          103,555        --
Other                                    6,422      3,349
--------------------------------------------------------
                                       831,377    352,491
Less current portion(a)                  1,637      1,710
--------------------------------------------------------
Total                                 $829,740    350,781
--------------------------------------------------------
(a)Included in notes and loans payable.

         The aggregate principal payments on long-term indebtedness for the next five years are as follows:

(dollars in thousands)
--------------------------------------------------------
 2002         2003        2004        2005        2006
--------------------------------------------------------
$1,637      105,086        875         773       372,779
--------------------------------------------------------

         At December 31, 2001, the Company had $349.4 million principal amount outstanding under senior notes and debentures, which had an estimated fair market value of $329.6 million.

         In September 2001, the Company entered into new unsecured senior credit facilities. The senior credit facilities include (1) a $373.0 million five-year revolving credit facility, (2)a $187.0 million 364-day revolving credit facility and (3) a $300.0 million capital markets 180-day term loan facility. The Company had $372.0 million outstanding under the five-year revolving credit facilities and $103.6 million outstanding under the capital markets facility as of December 31, 2001.

         On December 20, 2001 the Company issued $200.0 million of 9 1/8% senior notes, due 2009. The senior notes were issued at a discount and the net proceeds of $195.7 million were used to repay, in part, the $300.0 million capital markets term loan facility. The senior notes are unsecured and rank equally and ratably with the other unsecured senior indebtedness of the Company.

         At the Company's option, the borrowings under the five-year and 364-day revolving credit facilities bear interest at a rate equal to (1) LIBOR, or (2) the greater of the prime rate established by National City Bank, Cleveland, Ohio, and the Federal Funds effective rate plus 0.5% (Prime Rate); plus, in each case, applicable margins based upon a combination of the Company's index debt rating and the ratio of the Company's total debt to EBITDA (earnings before interest, taxes, depreciation and amortization). The capital markets term facility bears interest, at the Company's option, at a rate equal to (1) LIBOR plus 2% or (2) the Prime Rate. Interest rates in effect at December 31, 2001 for the five-year and 364-day revolving credit facilities and the capital markets facility were 3.42%.

         The Company's credit facilities contain customary operating covenants that limit its ability to engage in certain activities, including acquisitions. Several of the covenants contain additional restrictions based upon the ratio of total debt to EBITDA (as defined in the credit facilities) or in the event the Company's senior debt ceases to be rated investment grade by either Moody's Investor Service (Moody's) or Standard & Poor's Rating Group (S&P). The credit facilities also contain financial covenants relating to minimum fixed charge coverage ratios over certain periods of time. The Company's ability to meet these covenants in the future may be affected by events beyond its control, including prevailing economic, financial and market conditions and their effect on the Company's financial position and results of operations.

         Obligations under the credit facilities are unsecured; however, if the Company's senior debt ceases to be rated as investment grade by either Moody's or S&P, the Company and its material subsidiaries must grant security interests in its principal manufacturing properties, pledge 100% of the stock of domestic material subsidiaries and pledge 65% of the stock of foreign material subsidiaries, in each case, in favor of the Company's lenders under such facilities. In that event, liens on principal domestic manufacturing properties and the stock of domestic subsidiaries will be shared with the holders of the Company's senior notes and debentures and trust notes and trust certificates issued under the asset defeasance program.

         The Company's level of debt and debt service requirements could have important consequences for normal business operations and uses of cash flow. However, the Company does have a $560.0 million revolving credit facility of which approximately $437.3 million was drawn as of January 15, 2002, following retirement of the capital markets facility. This liquidity, along with the liquidity from the Company's asset securitization program, should allow the Company to meet its funding requirements.

         In 2000, the Company initiated a $150.0 million five-year program to sell (securitize), on an ongoing basis, a pool of its trade accounts receivable. Under this program, certain of the receivables of the Company are sold to a wholly owned unconsolidated special purpose entity, Ferro Finance Corporation
(FFC). FFC can sell, under certain conditions, an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company (Conduit). Additionally, under this program, receivables of certain European subsidiaries are sold directly to other Conduits. In 2000, initial proceeds from securitizations were $79.1 million and a total of $274.6 million of trade receivables were sold to the Conduit, while $185.7 million was remitted to the Conduit. In 2001, proceeds from initial securitizations were $38.7 million and total trade receivables sold under this program were $958.9 million, while $982.5 million was remitted to the Conduits. The Company and certain European subsidiaries on behalf of FFC and the Conduits provide service, administration and collection of the receivables. FFC and the Conduits have no recourse to the Company's other assets for failure of debtors to pay when due.

         The accounts receivable securitization facility contains a provision under which the agent can terminate the facility if the Company's senior credit rating is downgraded below BB by S&P or Ba2 by Moody's.

         The Company retains interest in the receivables transferred to FFC and Conduits in the form of a note receivable to the extent that they exceed advances. The note receivable balance was $63.4 million as of December 31, 2001 and $3.1 million as of December 31, 2000 and is included in other current assets in the balance sheet. The Company and certain European subsidiaries on a monthly basis measure the fair value of the retained interests at management's best estimate of the undiscounted expected future cash collections on the transferred receivables. Actual cash collections may differ from these estimates and would directly affect the fair value of the retained interests. At December 31, 2001, the Company was advanced $65.3 million compared with $88.9 million for December 31, 2000.

Net proceeds (payments) from asset securitization were $(23.6) million in 2001 and $88.9 million in 2000. Consolidated asset securitization expense was $5.7 million in 2001 and $2.6 million in 2000.

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

         Information pertaining to these stock options is shown below:

                                                    Weighted
                                                    Average
                                       Number    Exercise Price
----------------------------------------------------------------
  Options outstanding at
     January 1, 1999                  2,820,764      $18.99
  Granted                               648,557       22.36
  Exercised                            (350,862)      16.05
  Canceled                              (97,320)      20.56
----------------------------------------------------------------
  Options outstanding at
     December 31, 1999 (1,701,834
     exercisable at weighted-average
     exercise price of $18.67)        3,021,139      $19.99
  Granted                               628,332       19.06
  Exercised                             (79,578)      12.72
  Canceled                             (148,575)      18.55
----------------------------------------------------------------
  Options outstanding at
     December 31, 2000 (2,024,746
     exercisable at weighted-average
     exercise price of $19.45)        3,421,318      $20.04
  Granted                               697,875       23.39
  Exercised                            (298,517)      23.37
  Canceled                             (116,659)      21.41
----------------------------------------------------------------
  Options outstanding at
     December 31, 2001 (2,256,769
     exercisable at weighted-average
     average exercise price of $20.12)3,704,017      $20.84
----------------------------------------------------------------

         The Company had options available for future granting of 1,268,501 at December 31, 2001, 1,846,279 at December 31, 2000 and 826,036 at December 31,
1999.

       Significant option groups outstanding at December 31, 2001 and the related weighted-average price for the exercisable options and remaining life information are as follows:

              Options Outstanding    Options Exercisable
---------------------------------------------------------
Range of             Average         Remaining  Average
exercise            exercise  Life    average  exercise
 prices   Shares      price  (years)  shares     price
---------------------------------------------------------
$26-30     137,784   $28.46    6.9     72,281   $28.42
 21-26   1,875,999    22.66    6.8    912,315    22.36
 18-21   1,207,554    19.13    5.8    789,493    19.37
 14-18     482,680    15.88    3.5    482,680    15.88
---------------------------------------------------------
$14-30   3,704,017   $20.84    6.1  2,256,769   $20.12
---------------------------------------------------------

         All options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The weighted-average fair market value at date of grant for options granted during 2001, 2000 and 1999 was $7.56, $6.23 and $8.39 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted-average assumptions:

                                2001       2000       1999
-----------------------------------------------------------
Expected life (years)            8.0        8.2        8.1
Interest rate                   5.49%      5.94       5.42
Volatility                     28.40      28.50      33.50
Dividend yield                  2.56       2.79       2.22
-----------------------------------------------------------

         On a pro forma basis, had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date, the Company's net income and earnings per share would have been reduced to the pro forma amounts shown below:

(dollars in thousands, except
per share data)              2001       2000       1999
-----------------------------------------------------------------
Net income as reported      $39,197     73,139     73,015
Net income pro forma         36,123     70,201     69,958
Income per share (diluted)
  as reported               $  1.04       1.92       1.85
Income per share (diluted)
  pro forma                    0.96       1.84       1.76
-----------------------------------------------------------------

         The pro forma effects on net income are not representative of the pro forma effects on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1996.

         The Company maintains a performance share plan whereby awards, expressed as shares of common stock of the Company, are earned only if the Company meets specific performance targets over a three-year period. The plan pays 50% cash and 50% common stock for the value of any earned performance shares. Performance share awards in the amount of 835,900 shares, 868,620 shares and 769,337 shares were outstanding at the end of 2001, 2000 and 1999, respectively. The Company accrues amounts based on performance reflecting the value of cash and common stock, which is anticipated to be earned. The effect of the plan was to increase (reduce) pre-tax income by $0.2 million, $(2.5) million and $(2.1) million in 2001, 2000 and 1999, respectively.

         The ESOP provides for the Company to match eligible employee pre-tax savings. Amounts expensed under the ESOP were $4.2 million, $3.8 million and $3.5 million in 2001, 2000 and 1999, respectively.

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

         The Company purchased 354,727 shares of common stock in 2001 at an aggregate cost of $7.9 million, 1,502,809 shares of common stock in 2000 at an aggregate cost of $30.7 million, and 892,779 shares of common stock in 1999 at an aggregate cost of $20.1 million. At December 31, 2001, the Company had remaining authorization to acquire 4,217,597 shares under its current treasury stock purchase program.

         The Company maintains a Shareholder Rights Plan (the Plan) whereby, until the occurrence of certain events, each share of the outstanding common stock represents ownership of one right (Right). The Rights become exercisable only if a person or group acquires 20% or more of the Company's common stock (10% under certain circumstances) or commences a tender or exchange offer upon consummation of which such person or group would control 20% or more of the common shares or is declared an Adverse Person (as defined in the Plan) by the Board of Directors. The Rights, which do not have the right to vote or receive dividends, expire on April 8, 2006. Rights may be redeemed by the Company at $0.03 1/3 per Right at any time until the 15th day following public announcement that a person or group has acquired 20% or more of the voting power, unless such period is extended by the Board of Directors while the Rights are redeemable.

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

6. EARNINGS PER SHARE COMPUTATION

         Information concerning the calculation of basic and diluted earnings per share (EPS) is shown below:

(in thousands, except EPS)    2001       2000       1999
-----------------------------------------------------------
Basic EPS Computation
Numerator:
  Net income available
     to common
     shareholders           $36,119     69,679     69,268
Denominator:
  Weighted-average
     common shares
     outstanding             34,246     34,561     35,197
Basic EPS                   $  1.05       2.02       1.97

Diluted EPS Computation
Numerator:
  Net income available
     to common
     shareholders           $36,119     69,679     69,268
  Convertible preferred
     stock dividends          2,501      2,811      2,371
  Net income assuming
     conversion             $38,620     72,490     71,639
Denominator:
  Weighted-average
     common shares
     outstanding             34,246     34,561     35,197
  Convertible
     preferred stock          2,488      2,794      3,043
  Options                       385        309        567
  Total shares               37,119     37,664     38,807
-------------------------------------------------------------
  Diluted EPS               $  1.04       1.92       1.85
-------------------------------------------------------------

7. ACQUISITIONS AND DIVESTITURES

         In September 2001, the Company acquired from OM Group, Inc. (OMG) certain businesses previously owned by dmc(2) Degussa Metals Catalysts Cerdec AG (dmc(2)) pursuant to an agreement to purchase certain assets of dmc(2), including shares of certain of its subsidiaries. The dmc(2) businesses acquired include electronic materials, performance pigments, glass systems and Cerdec ceramics.

         A summary of the preliminary allocation of the purchase price follows:

   (dollars in thousands)
-------------------------------------------------------------
  Current assets                                   $270,425
  Property, plant and equipment                     212,855
  Estimated excess of purchase price over
     net assets acquired                            205,143
  Other assets                                       34,749
-------------------------------------------------------------
       Total assets                                 723,172
  Current liabilities                               137,317
-------------------------------------------------------------
  Long-term liabilities                              60,381
       Total liabilities                            197,698
-------------------------------------------------------------
  Cash purchase price                              $525,474
-------------------------------------------------------------

         The preliminary purchase price allocation is subject to revisions, when additional information becomes available to the Company, including the fair market values of certain acquired assets; valuation of actuarially-determined liabilities; measurement of certain assumed liabilities; and plans to integrate the operations of the acquired dmc(2) businesses. These costs, once determinable, will be recorded as part of the purchase price allocation and will result in adjustments to the excess of purchase price over net assets acquired. Additionally, the purchase price is subject to certain post-closing adjustments with respect to working capital changes and levels of acquired cash and debt. Any such adjustments will result in changes to the preliminary allocation shown above. Approximately $104.0 million of the $205.1 million of the excess purchase price over net assets acquired (goodwill) is expected to be deductible for tax purposes. All goodwill related to this acquisition is included in Coatings assets for segment reporting purposes.

         The following unaudited pro forma financial information for the years ended December 31, 2001 and 2000 assumes the acquisition of certain businesses of dmc(2) occurred as of January 1, 2000, after giving effect to certain adjustments, including interest expense on acquisition debt, depreciation based on the adjustments to fair market value of the acquired property, plant and equipment, and related income tax effects. No amortization expense related to the acquisition of dmc(2) businesses has been recorded in the pro forma financial information. The pro forma results have been prepared for comparative purposes only, reflect no potential synergies from the acquisition and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisition been effected on the date indicated.

                                                  Years ended December 31,
                                                         (Unaudited)
(dollars in millions, except per share data)           2001       2000
-------------------------------------------------------------------------
Revenues - pro forma                                 $1,825.9    1,992.9
Net Income - pro forma                                   20.3       60.8
Earnings per share-- pro forma
  - Basic                                            $   0.50       1.66
  - Diluted                                              0.45       1.60
-------------------------------------------------------------------------

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

         As a result of the transactions completed during 2000, $102.0 million of goodwill was acquired and has been amortized over 30 to 40 years.

         In June 2000, the Company completed the sale of its Pyro-Chek(R) flame retardant business.

         The 2000 consolidated statements of income include a gain of $3.8 million, net of tax, from the sale of the Pyro-Chek(R) flame retardant business. In addition, the Company incurred estimated identifiable integration costs and one-time charges, related to acquisitions completed in 2000, of $3.0 million, net of taxes, including $1.8 million paid to the seller for post-transaction services.

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

         As a result of the transactions completed in 1999, $44.1 million of goodwill was acquired and has been amortized over 15 to 30 years.

         In April 1999, the Company sold its Filtros porous ceramics business, based in East Rochester, New York.

         The Company sold or closed operations representing annual sales of $16.1 million and $30.1 million in 2000 and 1999, respectively.

8. COST REDUCTION PROGRAMS

         The following table summarizes the activities relating to the Company's realignment and cost reduction programs:

                                         Asset    Other
(dollars in thousands)       Severance Impairment Costs    Total
-----------------------------------------------------------------
Balance as of 12/31/00       $ 4,066      -      --      4,066
Gross charges                  9,444     840    397     10,681
Business combination(a)        2,397      --     --      2,397
Cash payments                 (8,249)     --   (195)    (8,444)
Non-cash asset
  write-offs                      --    (840)    --       (840)
Adjustments(b)                (2,319)     --     --     (2,319)
-----------------------------------------------------------------
Balance as of 12/31/01       $ 5,339      --    202      5,541
-----------------------------------------------------------------
(a)Exit activities associated with acquired dmc(2) businesses.

(b)Adjustment reflects a reduction in amounts to be paid due to agreement in principle to sell an operation and is included as a reduction in costs in 2001.

         During 2001, the Company implemented an employment cost reduction program as an element of an overall cost reduction program in response to a slowdown in general economic conditions. Additionally, the Company incurred other charges in 2001 associated with actions taken at pre-existing Company locations as a result of integration synergies relating to the acquisition of certain businesses of dmc(2). The programs included the elimination of approximately 300 manufacturing and general overhead positions and the closure of three manufacturing operations whose production was transferred to more efficient locations.

         The Company also established certain exit liabilities in 2001 in connection with the purchase of certain businesses of dmc(2). Approximately 305 manufacturing and general overhead positions were eliminated from six of the acquired businesses.

         Through December 31, 2001, the amount of severance costs paid under all the above-described programs was $8.2 million and approximately 605 employees had actually been terminated.

9. CONTINGENT LIABILITIES

         On May 4,1999, and December 16,1999, the United States Environmental Protection Agency (U.S. EPA) issued Notices of Violation (NOVs) alleging that the Company violated various requirements of the Clean Air Act and related state laws in modifying and operating the Pyro-Chek(R) process. The Company sold assets relating to the Pyro-Chek(R) process and ceased its production of Pyro-Chek(R)in June 2000.

         The Company has negotiated with U.S. EPA, the State of Indiana and local authorities a settlement of this matter that resolves the issues raised in the NOVs. The settlement is subject to public notice and comment and then to approval by the United States District Court for the Northern District of Indiana. If approved, the settlement will not have a material adverse effect on the Company's financial position or results of operations.

         In 2000 and 2001, tort actions were also filed against the Company in United States District Court for the Northern District of Indiana by or on behalf of four individual plaintiffs. The complaints in these actions generally alleged that the Company was negligent and/or reckless in failing to control emissions, misrepresenting emissions levels to regulatory agencies, failing to warn nearby residents of the hazards posed by its emissions, and in emitting carcinogenic chemicals without a permit. On February 13, 2002, the United States District Court dismissed with prejudice the claims brought by three of the four plaintiffs pursuant to settlement agreements. Payment of these settlements will not have a material adverse effect on the Company's financial position or results of operations. The fourth action, which involves allegations of negligence, remains pending and the Company intends to defend the claims vigorously.

         There are also pending against the Company and its consolidated subsidiaries various other lawsuits and claims. In the opinion of management, the ultimate liabilities resulting from such other lawsuits and claims will not materially affect the consolidated financial position or results of operations or liquidity of the Company.

10. RESEARCH AND DEVELOPMENT EXPENSE

         Amounts expended for development or significant improvement of new and/or existing products, services and techniques approximated $30.1 million, $30.2 million and $30.9 million in 2001, 2000 and 1999, respectively.

11. RETIREMENT BENEFITS

         The following sets forth data for selected pension plans of the Company and its consolidated subsidiaries. Due to the diverse nature of the regulatory environment of various countries, the pension plans have varied benefit determinations. The largest plan is for United States salaried employees whose benefits are primarily based on employees' highest consecutive five years' earnings.

         The Company's funding policy is to contribute annually amounts required by the various agencies governing the retirement plans of the Company. The plans' assets consist primarily of equities and government and corporate obligations.

         Information concerning the pension and other post-retirement benefit plans of the Company and consolidated subsidiaries is as follows:


                                                        Pension Benefits               Other Benefits
-------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                2001         2000              2001         2000
-------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year              $256,335      253,506          $ 46,043       42,004
  Service cost                                          9,426        7,563             1,012          899
  Interest cost                                        19,680       17,974             3,760        3,239
  Amendments                                           (5,078)       1,235            (6,700)          --
  Effect of curtailment gain                               --           40                --           --
  Plan participants contributions                         348          340                --           --
  Benefits paid                                       (13,008)     (12,241)           (2,802)      (2,316)
  Acquisitions                                         39,854           --            11,200        1,365
  Actuarial loss (gain)                                 8,820       (6,349)            1,453          852
  Exchange rate effect                                 (4,201)      (5,733)               --           --
-------------------------------------------------------------------------------------------------------------
  Benefit obligation at end of year                   312,176      256,335            53,966       46,043
-------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year        270,734      265,533                --           --
  Actual return on plan assets                        (29,279)      19,146                --           --
  Employer contribution                                 3,872        4,533             2,802        2,316
  Plan participants contributions                         348          340                 0           --
  Benefits paid                                       (13,008)     (12,241)           (2,802)      (2,316)
  Acquisitions                                         22,993           --                --
  Exchange rate effect                                 (3,756)      (6,577)               --           --
-------------------------------------------------------------------------------------------------------------
  Fair value of plan assets at end of year            251,904      270,734                --           --
-------------------------------------------------------------------------------------------------------------
  Funded status                                       (60,272)      14,399           (53,966)     (46,043)
  Unrecognized net actuarial loss (gain)               25,277      (36,897)           (4,519)      (6,121)
  Unrecognized prior service cost                      (1,074)       4,578            (6,682)        (346)
-------------------------------------------------------------------------------------------------------------
  Net amount recognized                              $(36,069)     (17,920)          (65,167)     (52,510)
-------------------------------------------------------------------------------------------------------------
AMOUNTS RECOGNIZED IN THE STATEMENT
  OF FINANCIAL POSITION CONSIST OF:
  Prepaid benefit cost                               $  6,753        6,958          $     --           --
  Accrued benefit liability                           (54,015)     (27,477)          (65,167)     (52,510)
  Intangible assets                                     2,879        1,692                --           --
  Accumulated other comprehensive income                8,314          907                --           --
-------------------------------------------------------------------------------------------------------------
  Net amount recognized                              $(36,069)     (17,920)         $(65,167)     (52,510)
-------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate                                            7.22%        7.60              7.89%        8.17
Expected return on plan assets                           8.24%        8.38               N/A          N/A
Rate of compensation increase                             3.4%         3.8               N/A          N/A
-------------------------------------------------------------------------------------------------------------

       For measurement purposes, a 10.0% increase in the cost of covered health care benefits was assumed for 2002, gradually decreasing to 5.0% for 2001 and later years.


                                                    Pension Benefits                               Other Benefits
------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                      2001          2000        1999            2001            2000             1999
------------------------------------------------------------------------------------------------------------------------------
Components of net periodic cost:
Service cost                              $  9,426        7,563        8,358         $ 1,012            899              971
Interest cost                               19,680       17,974       16,467           3,760          3,239            2,569
Expected return on plan assets             (22,584)     (21,083)     (18,500)             --             --               --
Amortization of prior service cost             606          918          976            (363)          (177)            (177)
Net amortization and deferral               (1,254)        (995)          35            (149)          (211)            (169)
Curtailment effect                              --           45           46              --             --               --
------------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                 $  5,874        4,422        7,382         $ 4,260          3,750            3,194
------------------------------------------------------------------------------------------------------------------------------

         The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $255.2 million, $230.8 million and $192.1 million, respectively, as of December 31, 2001 and $38.9 million, $36.6 million and $29.7 million, respectively, as of December 31, 2000. As a result of the acquisition of certain businesses of dmc(2) during 2001, the Company incorporated certain dmc(2) defined-benefit pension plans into its existing plans and provided termination benefits to affected persons. The impact on the Company's plans was to decrease the projected benefit obligation as of December 31, 2001 by $2.5 million for curtailments and to increase the projected benefit obligation as of December 31, 2001 by $2.3 million for termination benefits.

         A one-percentage point change in the assumed health care cost trend rates would have the following effect:

                                     1-Percentage        1-Percentage
(dollars in thousands)               Point Increase       Point Decrease
---------------------------------------------------------------------------
Effect on total of
  service and interest
  cost component                        $  308                (318)
Effect on post-retirement
  benefit obligation                    $3,375              (3,476)
---------------------------------------------------------------------------

         Costs for defined contribution pension plans were $0.6 million in 2001, 2000 and 1999.

         The Company also maintains other supplemental retirement plans under which it expensed $1.4 million, $1.2 million, and $4.7 million (including $3.1 million settlement cost) for the years ended December 31, 2001, 2000 and 1999, respectively.

12. INCOME TAX EXPENSE

         Income tax expense (benefit) is comprised of the following components:

(dollars in thousands)        2001       2000       1999
------------------------------------------------------------
Current:
  U.S. federal             $ 6,177     15,291     13,708
  Foreign                   14,701     22,163     20,493
  State and local              286      3,990      1,055
------------------------------------------------------------
                           $21,164     41,444     35,256
------------------------------------------------------------
Deferred:
  U.S. federal                 668      4,581      6,565
  Foreign                       93     (2,115)       212
  State and local              344       (434)     1,066
------------------------------------------------------------
                             1,105      2,032      7,843
------------------------------------------------------------
Total income tax           $22,269     43,476     43,099
------------------------------------------------------------

         In addition to the 2001 income tax expense of $22.3 million, certain net tax charges of $1.9 million were allocated directly to shareholders' equity.

         The above taxes are based on earnings before income taxes. These earnings aggregated $22.9 million, $65.6 million and $59.5 million for domestic operations and $38.6 million, $51.0 million and $56.6 million for foreign operations in 2001, 2000 and 1999, respectively.

         A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

                                 2001      2000       1999
------------------------------------------------------------
Statutory federal
  income tax rate                35.0%     35.0       35.0
Foreign tax rate difference       2.1       1.9        0.8
ESOP dividend tax benefit        (2.0)     (1.1)      (1.2)
Foreign sales corporation        (1.5)     (1.0)      (0.9)
State and local taxes
  net of federal tax              0.7       2.0        1.5
Miscellaneous                     1.9       0.5        1.9
------------------------------------------------------------
Effective tax rate (%)           36.2%     37.3       37.1
------------------------------------------------------------

       The components of deferred tax assets and liabili- ties at December 31 were:

(dollars in thousands)                  2001        2000
------------------------------------------------------------
Deferred tax assets:
  Pension and other
     benefit programs                  $ 38,584     28,048
  Accrued liabilities                     8,928      6,794
  Net operating loss carryforwards       21,788      8,676
  Inventories                             4,038      3,286
  Reserve for doubtful accounts           4,039      2,039
  Other                                  11,108      9,808
------------------------------------------------------------
Total deferred tax assets              $ 88,485     58,651
------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment -
     depreciation and amortization     $ 39,287     24,647
  Other                                     482        621
------------------------------------------------------------
Total deferred tax liabilities         $ 39,769     25,268
------------------------------------------------------------
Net deferred tax asset before
  valuation allowance                  $ 48,716     33,383
Valuation allowance                     (20,564)    (7,463)
------------------------------------------------------------
Net deferred tax assets                $ 28,152     25,920
------------------------------------------------------------

         At December 31, 2001, the Company has benefits from operating loss carryforwards of $21.8 million for tax purposes, some of which can be carried forward indefinitely and others expire in one to 10 years. A valuation allowance of $19.6 million has been established due to the uncertainty of realizing certain foreign operating loss carryforwards. The recognition of any future tax benefits resulting from the reduction of $11.6 million of the valuation allowance will reduce any goodwill and other noncurrent intangibles related to the dmc(2) acquisition that remain at the time of reduction.

         Of the total deferred tax assets, $31.5 million and $25.7 million were classified as current at December 31, 2001 and 2000, respectively.

         Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $106.1 million. Deferred income taxes are not provided on these earnings as it is intended that the majority of these earnings be indefinitely invested in these entities.

13. REPORTING FOR SEGMENTS

         In determining reportable segments, the Company considers its operating and management structure and the types of information subject to regular review by its chief operating decision-maker. The Company has two reportable segments consisting of Coatings and Performance Chemicals. Coatings products include tile coating systems, color and glass performance materials, industrial coatings and electronic material systems. Performance Chemicals consists of polymer additives, performance and fine chemicals and plastics.

         The accounting policies of each segment are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 1). The Company measures segment profit for reporting purposes as net operating profit before interest and tax. Net operating profit excludes unallocated corporate expenses. A complete reconciliation of segment income to consolidated income before tax is presented below.

         Sales to external customers are presented in the following chart. Intersegment sales are not material.

(dollars in millions)       2001         2000      1999
------------------------------------------------------------
Net sales
  Coatings                $  920.7      878.5      810.4
  Performance Chemicals      580.4      568.8      544.9
------------------------------------------------------------
     Total                $1,501.1    1,447.3    1,355.3
------------------------------------------------------------

         Income and reconciliation to income (loss) before taxes follows:

(dollars in millions)         2001       2000       1999
------------------------------------------------------------
Coatings                    $ 71.1       99.5       94.2
Performance Chemicals         39.1       54.9       59.4
------------------------------------------------------------
  Segment income             110.2      154.4      153.6
Unallocated expenses         (25.7)     (14.9)     (17.2)
Interest expense             (38.0)     (24.9)     (18.3)
Interest earned                2.6        1.5        1.6
Foreign currency              19.8        2.4        1.6
Miscellaneous-net             (7.4)      (1.9)      (5.2)
------------------------------------------------------------
  Income before taxes       $ 61.5      116.6      116.1
------------------------------------------------------------

         Unallocated expenses for 2001, 2000 and 1999 consist primarily of corporate costs, and in 2001, also include charges associated with employment cost reduction programs and certain integration costs related to the acquisition of certain businesses of dmc(2).

Depreciation and amortization

(dollars in millions)        2001       2000       1999
------------------------------------------------------------
Coatings                     $36.6       29.3       29.4
Performance Chemicals         22.9       17.1       17.2
------------------------------------------------------------
  Segment depreciation
     and amortization         59.5       46.4       46.6
Other                          8.3        4.0        1.9
------------------------------------------------------------
  Total consolidated         $67.8       50.4       48.5
------------------------------------------------------------

Assets

(dollars in millions)         2001       2000       1999
------------------------------------------------------------
Coatings                   $1,093.7      529.9      557.2
Performance Chemicals         449.5      432.1      271.6
------------------------------------------------------------
  Segment assets           1,543.2      962.0      828.8
Other assets                  189.4      165.0      143.0
------------------------------------------------------------
  Total consolidated        $1,732.6    1,127.0      971.8
------------------------------------------------------------

         Segment assets consist of trade receivables, inventories, intangibles, and property, plant and equipment net of applicable reserves. Other assets include cash, deferred taxes and other items.

Expenditures for long-lived assets (including acquisitions)

(dollars in millions)        2001       2000       1999
------------------------------------------------------------
Coatings                    $451.2       56.3      108.9
Performance Chemicals         17.5      195.3       44.4
------------------------------------------------------------
  Total                     $468.7      251.6      153.3
------------------------------------------------------------

         Geographic information follows:

Net sales

(dollars in millions)        2001       2000       1999
------------------------------------------------------------
United States and Canada   $  814.9      849.5      756.7
International                 686.2      597.8      598.6
------------------------------------------------------------
  Total                    $1,501.1    1,447.3    1,355.3
------------------------------------------------------------

         Geographic revenues are based on the region in which the customer invoice is generated. The United States of America is the single largest country for customer sales. No other single country represents greater than 10.0% of consolidated sales.

Long-lived assets

(dollars in millions)         2001       2000       1999
------------------------------------------------------------
United States and Canada   $  689.3      485.0      303.0
International                 337.5      137.0      120.8
------------------------------------------------------------
  Total                    $1,026.8      622.0      423.8
------------------------------------------------------------

         Except for the United States of America, no single country has greater than 10.0% of consolidated long-lived assets.

14. FINANCIAL INSTRUMENTS

         The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and amounts included in investments and accruals meeting the definition of a financial instrument approximate fair value.

         The Company manages exposures for changing foreign currency exchange rates and raw material prices principally through the purchase of put options on currencies and forward foreign exchange contracts. The options and forwards are recorded at fair market value at the end of each reporting period, with the corresponding gain or loss included in the consolidated statement of income. The Company does not engage in speculative transactions for trading purposes.

         Put options are purchased to offset the exposure of foreign currency-denominated earnings to a depreciation in the value of the local currency to the U.S. dollar. The Company's primary foreign currency put option market is the euro. The maturity of the Company's put option contracts is generally under one year. At December 31, 2001, the face value or notional amount of all outstanding currency options was $10.1 million. If liquidated at year-end 2001, these options would have produced a cash amount of $0.3 million.

         Foreign subsidiaries also mitigate the risk of currency fluctuations on the cost of raw materials denominated in U.S. dollars through the purchase of dollars to cover the future payable. The maturity of such foreign currency forward contracts is consistent with the underlying exposure, generally not beyond one year. At December 31, 2001, the market value of such forward contracts was $9.4 million, compared with a contract value of $9.5 million.

         The Company also enters into selective foreign currency forward contracts to protect the U.S. dollar value of certain intercompany loans or subsidiary currency exposures. Such activities involve the forward sale of foreign currencies against the U.S. dollar. The maturity date of the forward contract is usually under one year. At December 31, 2001, the contract value of all outstanding forward contracts was $6.9 million. If liquidated as of December 31, 2001, these forward contracts would have produced a cash loss amount of $0.6 million.

         All forward contract and put option activity is executed with major reputable multinational financial institutions. Accordingly, the Company does not anticipate counterparty default.

15. LEASE COMMITMENTS

         The Company has an operating lease agreement for certain land, buildings, machinery and equipment for a five-year period that expires in 2005. The Company has the option to purchase the assets at the end of the lease term for a price of $25.0 million. In the event the Company chooses not to exercise this option, the Company is obligated to pay, or is entitled to receive from the lessor, the difference between the net sales proceeds and the outstanding lease balance.

         Rentals are based on floating rates, and the total annual lease payments, based on the amount outstanding as of December 31, 2001, are estimated to be $1.6 million annually.

         At December 31, 2001, future minimum lease payments under noncancelable operating leases are as follows:

(in thousands)
------------------------------------------------------------
                                                   There-
  2002      2003      2004      2005      2006      after
------------------------------------------------------------
$13,333   $11,926    $6,589    $5,806    $3,495    $9,504
------------------------------------------------------------


Selected
Financial Data
Ferro Corporation and subsidiaries

                                                  (dollars in thousands, except per share data, percentages and employee data)
Years ended December 31                                2001           2000           1999             1998          1997
-------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Sales from continuing operations                  $1,501,059       1,431,152       1,325,213       1,325,264       1,326,980
  Sales from businesses sold                                --          16,132          30,070          36,580          54,300
-------------------------------------------------------------------------------------------------------------------------------
     Total net sales                                $1,501,059       1,447,284       1,355,283       1,361,844       1,381,280
-------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before taxes                            61,466         116,615         116,114         110,481         (48,470)
  Income tax expense (benefit)                      $   22,269          43,476          43,099          41,199         (11,193)
  Net income (loss)                                 $   39,197          73,139          73,015          69,282         (37,277)
  Income as a percent of sales                             2.6%            5.1%            5.4%            5.1%           --

RETURN ON AVERAGE SHAREHOLDERS' EQUITY                    12.9%           24.1%           25.2%           24.9%           --

PER COMMON SHARE DATA(a)
  Average shares outstanding                        32,246,247      34,561,227      35,197,243      36,419,090      38,131,631
  Basic earnings                                    $     1.05            2.02            1.97            1.80           (1.08)
  Diluted earnings                                        1.04            1.92            1.85            1.67           (1.08)
  Cash dividends                                          0.58            0.58            0.55           0.495            0.43
  Book value                                              8.73            8.95            8.44            8.02            7.32

FINANCIAL CONDITION AT YEAR-END
  Current assets                                    $  600,580         436,248         487,986         450,194         426,686
  Current liabilities                                  405,226         341,799         317,421         260,829         260,199
-------------------------------------------------------------------------------------------------------------------------------
     Working capital                                   195,354          94,449         170,565         189,365         166,487
-------------------------------------------------------------------------------------------------------------------------------
  Plant and equipment                                1,064,110         828,622         715,727         640,327         561,181
  Accumulated depreciation and amortization           (439,647)       (402,894)       (385,334)       (367,592)       (321,001)
-------------------------------------------------------------------------------------------------------------------------------
     Net property, plant and equipment                 624,463         425,728         330,393         272,735         240,180
-------------------------------------------------------------------------------------------------------------------------------
  Other assets                                         507,516         265,029         153,371         126,236         118,813
  Total assets                                       1,732,559       1,127,005         971,750         849,165         785,679
  Long-term debt                                       829,740         350,781         236,794         156,283         102,020
  Post-retirement and pension liabilities              144,450          88,873          85,127          88,437          80,079
  Other non-current liabilities                         52,757          36,394          35,184          58,077          57,595
  Shareholders' equity                                 300,386         309,158         296,995         283,261         273,151

PLANT AND EQUIPMENT
  Capital expenditures and acquisitions                271,186         159,687         118,670          64,420          45,129
  Depreciation                                          55,549          43,643          42,417          38,650          39,421
EMPLOYEES
  Number (year-end)                                      9,348           7,117           6,881           6,693           6,851
  Sales per employee(b)                             $  200,328         203,356         196,960         203,473         201,617
-------------------------------------------------------------------------------------------------------------------------------

(a)Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share further reflect the potential dilution of earnings per share, assuming that certain stock options whose exercise price is less than the average market price for the stock are exercised and that convertible preferred shares are converted into common shares. Book value is based on outstanding common shares and net worth at the end of the year. Outstanding common shares and per share data are adjusted to reflect the 3-for-2 stock split in November 1997.

(b)Calculation of sales per employee in 2001 adjusted to reflect dmc(2) businesses head count averaged over the full year 2001.

Independent
Auditors(TM) Report
Ferro Corporation and subsidiaries

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF FERRO CORPORATION;

         We have audited the accompanying consolidated balance sheets of Ferro Corporation and subsidiaries as of December 31, 2001 and2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ferro Corporation and subsidiaries at December 31, 2001 and2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

         As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, Ferro Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

/s/ KPMG LLP
KPMG LLP
Cleveland, Ohio
February 13, 2002
-------------------------------------------------------------------------------

Quarterly
Data (Unaudited)
Ferro Corporation and subsidiaries


(dollars in thousands, except per share data)
                                                                             Per common share
                                                                      -----------------------------

                                             Gross          Net        Basic    Diluted      Cash        Common stock
                 Quarter    Net sales        profit        income     earnings earnings    dividends      price range
-----------------------------------------------------------------------------------------------------------------------
1999              1         $  331,481        92,216        17,101      0.46     0.43        0.135       $28.00-20.13
                  2            337,035        96,459        19,174      0.52     0.48        0.135        30.94-23.75
                  3            338,035        93,329        18,066      0.48     0.45        0.135        28.38-20.56
                  4            348,732        96,402        18,674      0.51     0.48        0.145        22.25-19.19
-----------------------------------------------------------------------------------------------------------------------
               Total        $1,355,283       378,406        73,015      1.97     1.85        0.550
-----------------------------------------------------------------------------------------------------------------------
2000              1         $  360,612       100,070        18,400      0.50     0.48        0.145       $23.50-17.31
                  2            365,826       101,409        20,152      0.56     0.53        0.145        25.13-17.81
                  3            359,686        96,522        18,190      0.50     0.48        0.145        23.88-17.63
                  4            361,160        96,063        16,397      0.46     0.44        0.145        23.25-18.44
-----------------------------------------------------------------------------------------------------------------------
               Total        $1,447,284       394,064        73,139      2.02     1.92        0.580
-----------------------------------------------------------------------------------------------------------------------
2001              1         $  370,694        97,502        13,966      0.39     0.37        0.145       $24.70-19.93
                  2            355,189        85,275         7,013      0.18     0.18        0.145        22.84-19.41
                  3            365,310        85,642        12,252      0.34     0.33        0.145        23.84-20.90
                  4            409,866        98,964         5,966      0.15     0.15        0.145        26.50-21.20
-----------------------------------------------------------------------------------------------------------------------
               Total        $1,501,059       367,383        39,197      1.05     1.04        0.580
-----------------------------------------------------------------------------------------------------------------------


The common stock of the Company is listed on the New York Stock Exchange. Ticker
Symbol: FOE At January 31, 2002, the Company had 2,037 holders of record of its common stock.

Board
of Directors

MICHAEL H. BULKIN
(1998) Private investor; Retired
Director, McKinsey & Company,
Age 63 [2,3]

SANDRA AUSTIN CRAYTON
(1994) Retired President and
Chief Executive Officer, PhyServ LLC,
Age 54 [2,4]

DR. JENNIE S. HWANG
(2001) President,
H-Technologies Group, Inc.;
Co-founder and Chief Executive Officer,
FreeDonation.com, Inc., Age 54 [1]

WILLIAM B. LAWRENCE
(1999) Executive Vice President,
General Counsel and Secretary,
TRW Inc., Age 57 [1]

MICHAEL F. MEE
(2001) Retired Executive Vice
President and Chief Financial Officer,
Bristol-Myers Squibb Company,
Age 59 [4]

JOHN C. MORLEY
(1987) President, Evergreen Ventures,
Ltd.; Retired Director, President
and Chief Executive Officer, Reliance
Electric Company, Age 70 [1,3,4]

HECTOR R. ORTINO
(1993) Chairman and Chief Executive
Officer of Ferro, Age 59 [3]

WILLIAM J. SHARP
(1998) Retired President,
North American Tire, The Goodyear Tire &
Rubber Company, Age 60 [1,2]

DENNIS W. SULLIVAN
(1992) Executive Vice President,
Parker Hannifin Corporation,
Age 63 [1,3,4]

PADMASREE WARRIOR
(2002) Corporate Vice President,
Motorola, Inc., Age 41 [4]

ALBERTO WEISSER
(2000) Chairman and Chief Executive
Officer, Bunge Limited,
Age 46 [1,4]

Note: Figures in parentheses indicate the year the Director was elected to the Board.
Figures in brackets indicate the Committee(s) on which a Director serves.

[1] Audit
[2] Compensation & Organization
[3] Executive
[4] Finance




Corporate
Officers

JAMES C. BAYS
(2001) Vice President and
General Counsel, Age 52

DAVID G. CAMPOPIANO
(1989) Vice President,
Mergers and Acquisitions, Age 52

MARY ANN JORGENSON
(2000) Corporate Secretary;
Principal Occupation: Partner,
Squire, Sanders & Dempsey LLP,
Attorneys at Law, Age 60

DALE G. KRAMER
(1999) Vice President,
Performance Chemicals, Age 49

HECTOR R. ORTINO
(1971) Chairman and Chief
Executive Officer, Age 59

MILLICENT W. PITTS
(1998) Vice President,
Industrial Coatings, Age 47

ROBERT A. RIEGER
(1998) Vice President, Ceramics,
Colors and Electronic Materials, Age 51

BRET W. WISE
(1999) Senior Vice President and
Chief Financial Officer, Age 41

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

The Plan is administered by National City Bank.

Any questions or correspondence about the Plan should be addressed to:
National City Bank Reinvestment Services
P.O. Box 94946
Cleveland, Ohio 44101-4946
216-257-8573 Toll free: 800-622-6757

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

STOCK TRANSFER AGENT/REGISTRAR AND
DIVIDEND DISBURSING AGENT
National City Bank
Dept. 5352
Corporate Trust Operations
P.O.Box 92301
Cleveland, Ohio 44193-0900
216-257-8663
Toll Free: 800-622-6757

TRUSTEE 7 3/8%, 7 5/8%, 7 1/8%
AND 8% DEBENTURES AND
9 1/8% SENIOR NOTES
J.P. Morgan Trust Company
 National Association
Chase Financial Tower
250 West Huron Road, Suite 220
Cleveland, Ohio 44113

INDEPENDENT AUDITORS
KPMG LLP
One Cleveland Center, Suite 2600
1375 East Ninth Street
Cleveland, Ohio 44114-1796

EXCHANGE LISTING
New York Stock Exchange
Common Stock
Stock symbol: FOE

FORM 10-K
Ferro Corporation's Form 10-K filed with the
Securities and Exchange Commission for the year ended December 31, 2001 is available to shareholders upon written request to:
Investor Relations
Ferro Corporation
1000 Lakeside Avenue
P.O. Box 147000
Cleveland, Ohio 44114-7000
call 216-641-8585 ext. 2100
or e-mail: investor@ferro.com

INVESTOR CONTACT
John B. Atkinson, Director, Investor Relations
216-875-7155
e-mail: atkinsonj@ferro.com

ANNUAL MEETING
April 26, 2002, 8:00 a.m.
Executive Offices
Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114

EXECUTIVE OFFICES
Ferro Corporation
1000 Lakeside Avenue
P.O. Box 147000
Cleveland, Ohio 44114-7000
216-641-8580

For more information, visit the Company's Web site at http://www.ferro.com

Operating
Locations

    ASIA-PACIFIC       EUROPE                NORTH AMERICA       SOUTH AMERICA
    Australia          Belgium               Mexico              Argentina
    China              France                United States       Brazil
    Indonesia          Germany               California
    Japan              Holland               Georgia
    South Korea        Italy                 Illinois
    Taiwan             Portugal              Indiana
    Thailand           Spain                 Louisiana
                       Turkey                Ohio
                       United Kingdom        New Jersey
                                             New York
                                             Pennsylvania
                                             Tennessee
                                             Texas

                                  [FERRO] is a registered trademark of Ferro Corporation.

                               [FERRO LOGO]




  Ferro Corporation o 1000 Lakeside Avenue o Cleveland, Ohio 44114 o www.ferro.com